     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                NETMANAGE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7372                              77-025226
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                                NETMANAGE, INC.
                         10725 NORTH DE ANZA BOULEVARD
                              CUPERTINO, CA 95014
                           TELEPHONE: (408) 973-7171
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                    ZVI ALON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         10725 NORTH DE ANZA BOULEVARD
                              CUPERTINO, CA 95014
                           TELEPHONE: (408) 973-7171
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                    DAVID J. SEGRE                                         DAVID B. WALEK
                    DANIEL R. MITZ                                          ROPES & GRAY
           WILSON SONSINI GOODRICH & ROSATI                           ONE INTERNATIONAL PLACE
               PROFESSIONAL CORPORATION                           BOSTON, MASSACHUSETTS 02110-2624
                  650 PAGE MILL ROAD                                       (617) 951-7000
           PALO ALTO, CALIFORNIA 94304-1050
                    (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable following the effectiveness of this Registration Statement and the effective time of the proposed merger (the "Merger") of Amanda Acquisition Corp. with and into FTP Software, Inc. ("FTP"), as described in the Agreement and Plan of Reorganization among the Registrant, FTP and Amanda Acquisition Corp., dated as of June 15, 1998, as amended, attached as Annex A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.
     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES         AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING      REGISTRATION
         TO BE REGISTERED(1)                 REGISTERED           PER SHARE              PRICE                 FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.........         N/A(2)               N/A(2)           $58,498,452(3)         $17,257(4)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) The Registration Statement relates to securities of the Registrant issuable to holders of common stock of FTP in the Merger.
(2) Pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"), only the title of the class of securities to be registered, the proposed maximum aggregate offering price for such class of securities and the amount of the registration fee need appear in the "Calculation of Registration Fee" table.
(3) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the FTP Common Stock was calculated in accordance with Rule 457(c) under the Securities Act as:
    (a) $1.71875, the average of the high and low prices per share of FTP Common Stock on June 30, 1998 as reported on the Nasdaq National Market, multiplied by (b) 34,035,463, the aggregate number of shares of FTP Common Stock outstanding as of the FTP Record Date (as defined in the Joint Proxy Statement/Prospectus included in this Registration Statement.)
(4) Pursuant to Rule 457(b) under the Securities Act, $10,527 of the registration fee was paid on June 30, 1998 by the Registrant in connection with the filing of preliminary proxy materials of the Registrant and FTP included herein.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LOGO
                                                                   July 17, 1998

Dear Stockholder:

     You are cordially invited to attend a Special Meeting (the "NetManage Special Meeting") of the Stockholders of NetManage, Inc. ("NetManage"), which will be held at 9:00 a.m. on August 26, 1998, at the corporate offices of NetManage at 10725 North De Anza Boulevard, Cupertino, California 95014.

     At the NetManage Special Meeting, you will be asked to consider and vote upon the issuance of shares of NetManage common stock pursuant to an Agreement and Plan of Reorganization dated as of June 15, 1998, as amended (the "Reorganization Agreement"), among NetManage, Amanda Acquisition Corp., a wholly-owned subsidiary of NetManage ("Merger Sub"), and FTP Software, Inc. ("FTP"). Pursuant to the Reorganization Agreement, Merger Sub will be merged with and into FTP, and FTP will become a wholly-owned subsidiary of NetManage (the "Merger"). In the Merger, each outstanding share of FTP common stock together with each associated right under the FTP Rights Agreement (as defined) will be converted into the right to receive 0.72767 of a share of NetManage common stock, subject to adjustment under certain circumstances (as adjusted, the "Exchange Ratio"), and options to purchase FTP common stock outstanding under FTP's employee stock option plans will be converted into options to purchase NetManage common stock on a similar basis. You will also be asked to consider and vote upon an amendment to the Certificate of Incorporation of NetManage to increase the number of authorized shares of NetManage's common stock from 75,000,000 to 125,000,000 shares. The accompanying Joint Proxy Statement/Prospectus presents the details of the proposed Merger.

     Your Board of Directors has reviewed and considered the terms and conditions of the Merger and has received the written opinion of CIBC Oppenheimer Corp., its financial advisor, that, as of June 12, 1998 and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the existing holders of NetManage common stock. A copy of this opinion is attached as Annex B-1 to the accompanying Joint Proxy Statement/Prospectus.

     THE BOARD OF DIRECTORS OF NETMANAGE HAS DETERMINED THAT THE MERGER IS FAIR TO NETMANAGE AND IN THE BEST INTERESTS OF NETMANAGE STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF NETMANAGE HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ISSUANCE OF THE SHARES OF NETMANAGE COMMON STOCK IN CONNECTION WITH THE MERGER AND THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.

     Your vote is important regardless of how many shares you own. Please take a few minutes now to review the proxy statement and to sign and date your proxy and return it in the envelope provided. You may attend the meeting and vote in person even if you have previously returned your proxy.

                                          Sincerely,

                                          /s/ ZVI ALON
                                          -------------------------------------
                                          Zvi Alon
                                          Chairman of the Board of Directors,
                                          President and Chief Executive Officer

                                NETMANAGE, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "NetManage Special Meeting") of NetManage, Inc., a Delaware corporation ("NetManage"), will be held at 9:00 a.m. on August 26, 1998, at the corporate offices of NetManage at 10725 North De Anza Boulevard, Cupertino, California 95014.

     The meeting is called for the purpose of considering and voting upon:

          1. A proposal (the "Share Proposal") to approve the issuance of shares of NetManage common stock, $0.01 par value per share ("NetManage Common Stock"), pursuant to an Agreement and Plan of Reorganization, dated as of June 15, 1998, as amended (the "Reorganization Agreement"), by and among NetManage, Amanda Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of NetManage ("Merger Sub"), and FTP Software, Inc., a Massachusetts corporation ("FTP"). Pursuant to the Reorganization Agreement, Merger Sub will be merged with and into FTP and FTP will become a wholly-owned subsidiary of NetManage (the "Merger"). In the Merger, each outstanding share of FTP common stock together with each associated right under the FTP Rights Agreement (as defined) will be converted into the right to receive 0.72767 of a share of NetManage Common Stock, subject to adjustment under certain circumstances (as adjusted, the "Exchange Ratio"), and options to purchase FTP common stock outstanding under FTP's employee stock option plans will be converted into options to purchase NetManage common stock on a similar basis. A copy of the Reorganization Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus accompanying this Notice.

          2. A proposal (the "Certificate Amendment Proposal") to approve an amendment to the NetManage Certificate of Incorporation to increase the number of authorized shares of NetManage Common Stock from 75,000,000 to 125,000,000.

          3. Such other business as may properly come before the NetManage Special Meeting or any adjournments or postponements thereof.

     The proposed Merger and other related matters are more fully described in the attached Joint Proxy Statement/Prospectus and the Annexes thereto.

     The Board of Directors has fixed the close of business on July 13, 1998 as the record date for the determination of the stockholders entitled to notice of and to vote at the NetManage Special Meeting and any adjournments or postponements thereof. Only holders of record of NetManage Common Stock on the record date are entitled to vote at the NetManage Special Meeting.

     You can ensure that your shares are voted at the meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by giving written notice to the Secretary of NetManage at NetManage's headquarters, 10725 North De Anza Boulevard, Cupertino, California 95014, by signing and returning a later dated proxy or by voting in person at the NetManage Special Meeting.

     WHETHER OR NOT YOU EXPECT TO ATTEND, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                          By Order of the Board of Directors,

                                          /s/ GARY ANDERSON
                                          -----------------------------------
                                          Gary Anderson, Secretary

Cupertino, California
July 17, 1998

LOGO                           FTP SOFTWARE, INC.

                                 2 HIGH STREET
                       NORTH ANDOVER, MASSACHUSETTS 01845

                                 July 17, 1998
Dear Stockholder:

     You are cordially invited to attend a Special Meeting of the Stockholders of FTP Software, Inc. ("FTP") which will be held at 10:00 a.m., local time, on August 26, 1998 at the Rolling Green Inn/Ramada, 311 Lowell Street, Andover, Massachusetts 01810.

     As most of you know, FTP has entered into an agreement with NetManage, Inc. ("NetManage") pursuant to which FTP will merge with and become a wholly-owned subsidiary of NetManage (the "Merger"). In the Merger, each outstanding share of FTP common stock together with each associated right granted under the FTP Rights Agreement (as defined) will be converted into the right to receive
0.72767 of a share of NetManage common stock, subject to downward adjustment under certain circumstances as described below (as adjusted, the "Exchange Ratio"), and outstanding employee options to purchase FTP common stock will be converted into options to purchase NetManage common stock on a similar basis. At the Special Meeting, you will be asked to consider and approve the agreement with NetManage and the Merger. The accompanying Joint Proxy Statement/Prospectus presents the details about this proposed Merger.

     The Exchange Ratio may be adjusted as follows: if (i) the net revenues of FTP (A) for the quarter ended June 30, 1998 ("FTP Second Quarter Revenues") are less than $9,000,000 and/or (B) for the two months ending August 31, 1998 ("FTP Third Quarter Revenues") are less than $4,900,000, if the closing of the Merger occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, net revenues of FTP for the month ending July 31, 1998 are less than $2,450,000), and/or (ii) the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000 the Exchange Ratio will be reduced to the amount obtained by dividing the number of Adjusted Merger Shares by 34,024,336. "Adjusted Merger Shares" means a number of shares of NetManage Common Stock equal to 24,758,452 minus the number of shares of NetManage Common Stock obtained by dividing (A) (1) the amount by which FTP Second Quarter Revenues plus the excess, if any, of FTP Third Quarter Revenues over $4,900,000, if the closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the excess, if any, of FTP's net revenues for the month ending July 31, 1998 over $2,450,000) are less than $9,000,000, plus (2) the amount by which FTP Third Quarter Revenues are less than $4,900,000, if the closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the amount by which net revenues for the month ending July 31, 1998 are less than $2,450,000), plus (3) the amount by which the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000, by (B) the average of the closing prices (the "Average Price") of the NetManage Common Stock as reported on the Nasdaq National Market for the 20 trading days ending on the third trading day prior to the closing date of the Merger.

     As a result, the total consideration payable by NetManage in the Merger will effectively be decreased by the amount of any shortfall with respect to these financial tests. While FTP's cash, cash equivalents and short-and long-term cash investments on June 30, 1998 were in excess of $60 million, FTP expects that FTP Second Quarter Revenues will be between $7,700,000 and $8,400,000. As a result, unless FTP's net revenues for the month ending July 31, 1998 are at least $2,450,000 plus the amount of any such shortfall from $9,000,000, the Exchange Ratio would be between 0.71345 and 0.72111 assuming an Average Price of $2.6875 (the closing sales price of the NetManage Common Stock on July 14, 1998). For example, and for illustrative purposes only, (a) if the closing of the Merger were to occur in August 1998, as currently anticipated,
(b) FTP Second Quarter Revenues were $8,000,000, (c) FTP's net revenues for the month ending July 31, 1998 were

$3,000,000 and (d) the Average Price was $2.6875 (the closing sales price of the NetManage Common Stock on July 14, 1998), the "Adjusted Merger Shares" would equal 24,591,010 ($9,000,000 minus ($8,000,000 plus $550,000) divided by
$2.6875) and the Exchange Ratio would be reduced to 0.72275 (24,591,010 divided by 34,024,336). If, however, in the preceding example FTP's net revenues for July 1998 were $3,450,000, there would be no adjustment to the Exchange Ratio.

     FTP'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FTP'S STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT WITH NETMANAGE AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE AGREEMENT AND THE MERGER.

     Your Board of Directors believes that the Merger represents a strong strategic fit between two companies with similar businesses that should result in significant synergies for the combined company and a number of other important advantages for FTP stockholders. For further information regarding the Merger, I urge you to carefully read the accompanying Joint Proxy
Statement/Prospectus, particularly the section entitled "THE
MERGER -- Recommendation of the FTP Board; Reasons for the Merger."

     Your vote is important regardless of how many shares you own. Please take some time now to review the Joint Proxy Statement/Prospectus and, even if you plan to attend the Special Meeting in person, to sign and date your proxy and return it in the enclosed envelope. You may attend the Special Meeting and vote in person even if you have previously returned your proxy.

                                          Sincerely,

                                          /s/ GLENN C. HAZARD
                                          ------------------------------------
                                          Glenn C. Hazard,
                                          Chairman of the Board, President and
                                          Chief Executive Officer

                               FTP SOFTWARE, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST 26, 1998

To Our Stockholders:

     A Special Meeting of Stockholders (the "FTP Special Meeting") of FTP Software, Inc., a Massachusetts corporation ("FTP"), will be held at 10:00 a.m., local time, on August 26, 1998 at the Rolling Green Inn/Ramada, 311 Lowell Street, Andover, Massachusetts 01810.

     At the FTP Special Meeting, you will be asked to consider and vote upon the following matters:

          1. approval of the Agreement and Plan of Reorganization, dated as of June 15, 1998, as amended (the "Reorganization Agreement"), among NetManage, Inc. ("NetManage"), Amanda Acquisition Corp., a wholly-owned subsidiary of NetManage ("Merger Sub"), and FTP, pursuant to which (a) Merger Sub will be merged with and into FTP and FTP will become a wholly-owned subsidiary of NetManage, (b) each share of the common stock, par value $0.01 per share, of FTP issued and outstanding at the effective time of the Merger, together with each associated right granted under the FTP Rights Agreement (as defined), will be converted into 0.72767 of a share of NetManage common stock, par value $0.01 per share, subject to downward adjustment under certain circumstances (the "Merger"), and (c) outstanding options to purchase FTP's common stock under FTP's employee stock option plans will be converted into options to purchase NetManage common stock on a similar basis, all upon the terms and subject to the conditions of the Reorganization Agreement; and

          2. such other business as may properly come before the FTP Special Meeting or any postponements or adjournments thereof.

     Section 85 of the Massachusetts Business Corporation Law (the "Massachusetts BCL") provides that a stockholder of any Massachusetts corporation that has voted to merge with another corporation is entitled, pursuant to Sections 86 to 98 of the Massachusetts BCL, to certain rights to demand payment for, and an appraisal of, the "fair value" of such stockholder's shares. Accordingly, please be advised that:

              If the Reorganization Agreement is approved by the stockholders of FTP at the FTP Special Meeting and the Merger is effected by FTP, then in such event any stockholder (1) who files with FTP, before the taking of the vote on the approval of such action, written objection to the proposed action stating that he or she intends to demand payment for his or her shares if the action is taken, and (2) whose shares are not voted in favor of such action, has or may have the right to demand in writing from FTP, within 20 days after the date of mailing to him or her of notice in writing that the Merger has become effective, payment for his or her shares and an appraisal of the value thereof. FTP and any such stockholder shall in such case have the rights and duties and shall follow the procedures set forth in Sections 88 to 98, inclusive, of the Massachusetts BCL.

     THE FTP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER.

     Detailed information concerning the Reorganization Agreement and the Merger is contained in the attached Joint Proxy Statement/Prospectus and the Annexes thereto. Please read these materials carefully.

     ONLY STOCKHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON JULY 13, 1998 ARE ENTITLED TO RECEIVE NOTICE OF AND TO VOTE AT THE FTP SPECIAL MEETING.

     All stockholders are cordially invited to attend the FTP Special Meeting in person. HOWEVER, TO ENSURE THAT YOU ARE REPRESENTED AT THE MEETING, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY in the enclosed postage-prepaid envelope, whether or not you plan to be personally present at the meeting. You may revoke your proxy at any time before it is voted by giving written notice of revocation to the Clerk of FTP at 2 High Street, North Andover, MA 01845, by subsequently signing and delivering another proxy to FTP or by attending the FTP Special Meeting and voting in person.

                                          By Order of the Board of Directors,

                                          /s/ DOUGLAS F. FLOOD
                                          -----------------------------------
                                          Douglas F. Flood,
                                          Clerk

North Andover, Massachusetts
July 17, 1998

                            YOUR VOTE IS IMPORTANT.
           PLEASE COMPLETE, SIGN AND PROMPTLY RETURN YOUR PROXY CARD.

                            PLEASE DO NOT SEND STOCK
                      CERTIFICATES WITH YOUR PROXY CARDS.

LOGO                                                                        LOGO
                                NETMANAGE, INC.

                                      AND

                               FTP SOFTWARE, INC.

                             JOINT PROXY STATEMENT
                            ------------------------

                                NETMANAGE, INC.

                                   PROSPECTUS
                            ------------------------

     This Joint Proxy Statement and Prospectus (this "Joint Proxy Statement/Prospectus") is being furnished to the stockholders of NetManage, Inc., a Delaware corporation ("NetManage"), in connection with the solicitation of proxies by the Board of Directors of NetManage (the "NetManage Board") for approval of the issuance of shares of the common stock, par value $0.01 per share, of NetManage ("NetManage Common Stock") in the Merger (as defined below) and an increase in the number of authorized shares of NetManage Common Stock at a Special Meeting of Stockholders of NetManage to be held at the corporate offices of NetManage on August 26, 1998 at 9:00 a.m., local time, and at any and all adjournments and postponements thereof (the "NetManage Special Meeting"). This Joint Proxy Statement/Prospectus also constitutes the Prospectus of NetManage with respect to the offer and issuance of the shares of NetManage Common Stock, to be issued to stockholders of FTP Software, Inc., a Massachusetts corporation ("FTP"), in connection with the proposed merger (the "Merger") of Amanda Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of NetManage ("Merger Sub"), with and into FTP pursuant to the Agreement and Plan of Reorganization, dated as of June 15, 1998, as amended on June 30, 1998 and July 14, 1998 (the "Reorganization Agreement"), by and among NetManage, Merger Sub and FTP.

     This Joint Proxy Statement/Prospectus is also being furnished to the holders of the common stock, par value $0.01 per share, of FTP ("FTP Common Stock"), in connection with the solicitation of proxies by the Board of Directors of FTP (the "FTP Board") for approval of the Reorganization Agreement and the Merger at a Special Meeting of Stockholders of FTP to be held at the Rolling Green Inn/Ramada, 311 Lowell Street, Andover, Massachusetts 01810 on August 26, 1998 at 10:00 a.m., local time, and at any and all adjournments and postponements thereof (the "FTP Special Meeting").

     Upon consummation of the Merger, (i) each issued and outstanding share of FTP Common Stock, and each associated right granted under the Rights Agreement dated as of December 1, 1995 between FTP and State Street Bank and Trust Company, as Rights Agent, as amended as of November 7, 1996, February 27, 1998 and June 15, 1998 (as amended, the "FTP Rights Agreement"), will be converted into the right to receive 0.72767 of a share of NetManage Common Stock, subject to downward adjustment under certain circumstances (as adjusted, the "Exchange Ratio"), (ii) each outstanding option to purchase FTP Common Stock under FTP's employee stock option plans will become an equivalent option to purchase NetManage Stock, as more particularly provided in the Reorganization Agreement, and (iii) FTP will become a wholly-owned subsidiary of NetManage.

     The NetManage Common Stock is traded on the Nasdaq National Market under the symbol "NETM." On July 14, 1998, the last reported sale price per share of NetManage Common Stock on the Nasdaq National Market was $2.9375. The FTP Common Stock is also traded as the Nasdaq National Market, under the symbol "FTPS." On July 14, 1998, the last reported sale price per share of FTP Common Stock on the Nasdaq National Market was $1.5625.

     Consummation of the Merger is subject to various conditions, including the approval of the Reorganization Agreement and the Merger by the holders of a majority of the outstanding shares of FTP Common Stock entitled to vote at the FTP Special Meeting, the approval of the issuance of shares of NetManage Common Stock in connection with the Merger at the NetManage Special Meeting by a majority of the votes cast on this matter, the approval of the Certificate Amendment Proposal by the holders of a majority of the outstanding shares of NetManage Common Stock entitled to vote at the NetManage Special Meeting, and the lack of a material adverse effect occurring with respect to either party.

     A stockholder who has given a proxy may revoke it at any time prior to its exercise. See "NETMANAGE SPECIAL MEETING -- Voting Rights; Proxies" and "FTP SPECIAL MEETING -- Voting Rights; Proxies."
                            ------------------------

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY STOCKHOLDERS OF NETMANAGE AND FTP IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     All information contained in this Joint Proxy Statement/Prospectus about NetManage and Merger Sub has been provided by NetManage. All information contained in this Joint Proxy Statement/Prospectus about FTP has been provided by FTP.
                            ------------------------

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxies are first being mailed to stockholders of NetManage and FTP on or about July 17, 1998.

      THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS JULY 15, 1998.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
FORWARD-LOOKING STATEMENTS..................................      1
AVAILABLE INFORMATION.......................................      1
SUMMARY.....................................................      3
  The Companies.............................................      3
     NetManage, Inc.........................................      3
     FTP Software, Inc......................................      3
     Amanda Acquisition Corp................................      3
  The Meetings..............................................      3
     Time, Place and Date...................................      3
     Purposes of the Meetings; Reasons for the Merger;
      Recommendation of the NetManage and FTP Boards........      4
     Reasons for the Merger.................................      4
     Votes Required; Record Dates...........................      4
     Change of Vote.........................................      5
     Quorum.................................................      5
  The Merger................................................      6
     The Merger.............................................      6
     Conversion of Shares; Adjustment to Exchange Ratio.....      6
     Conversion of Stock Options............................      7
     Exchange of Stock Certificates.........................      7
     No Solicitation by FTP.................................      7
     Representations; Conduct of Business Prior to the
      Merger................................................      7
     Conditions to the Merger; Termination; Fees............      8
     Listing................................................      8
     Appraisal and Dissenters' Rights.......................      8
     Anticipated Accounting Treatment.......................      8
     Stock Ownership Following the Merger...................      9
  Risk Factors..............................................      9
  Opinions of Financial Advisors............................      9
  Interests of Certain Persons in the Merger................     10
  Governmental Approvals....................................     10
  Certain United States Federal Income Tax Consequences.....     10
  Comparative Rights of Stockholders........................     10
  Market Price Information..................................     11
     NetManage Common Stock.................................     11
     FTP Common Stock.......................................     11
  Selected Financial Data...................................     13
     NetManage Selected Historical Consolidated Financial
      Information...........................................     13
     FTP Selected Historical Consolidated Financial
      Information...........................................     14
     NetManage and FTP Unaudited Selected Pro Forma Combined
      Financial Information.................................     15
  Comparative Per Share Data................................     16
RISK FACTORS................................................     17
  Risks Relating to the Merger..............................     17
  Risks Relating to NetManage, FTP and the Combined
     Company................................................     20
NETMANAGE SPECIAL MEETING...................................     26
  Purpose of the NetManage Special Meeting..................     26

                                                              PAGE NO.
                                                              --------
  Record Date...............................................     26
  Quorum....................................................     26
  Required Votes............................................     26
  Voting Rights; Proxies....................................     26
  Solicitation of Proxies...................................     27
FTP SPECIAL MEETING.........................................     28
  Purpose of the FTP Special Meeting........................     28
  Record Date...............................................     28
  Quorum....................................................     28
  Required Vote.............................................     28
  Voting Rights; Proxies....................................     28
  Solicitation of Proxies...................................     29
THE MERGER..................................................     30
  General...................................................     30
  Effective Time............................................     30
  Conversion of Shares; Procedures for Exchange of
     Certificates...........................................     30
  Background of the Merger..................................     31
  Recommendation of the NetManage Board; Reasons for the
     Merger.................................................     33
  Recommendation of the FTP Board; Reasons for the Merger...     35
  Opinion of NetManage's Financial Advisor..................     37
  Opinion of FTP's Financial Advisor........................     41
  Interests of Certain Persons in the Merger................     46
  Certain United States Federal Income Tax Consequences.....     48
  Anticipated Accounting Treatment..........................     50
  Effect on Employee Equity Plans...........................     51
  Regulatory Matters........................................     51
  Federal Securities Law Consequences.......................     51
  Stock Listing.............................................     52
  Appraisal Rights..........................................     52
  Merger Expenses and Fees and Other Costs..................     53
THE REORGANIZATION AGREEMENT................................     53
  Terms of the Merger.......................................     54
  Exchange of Certificates and Merger Consideration.........     55
  Representations and Warranties............................     56
  Conduct of Business Pending the Merger....................     56
  Additional Covenants......................................     57
  No Solicitation...........................................     58
  Conditions to the Merger..................................     59
  Termination...............................................     60
  Termination Fees..........................................     61
  Amendment; Waiver.........................................     62
  Affiliate Agreements......................................     62
THE CERTIFICATE AMENDMENT PROPOSAL..........................     63
  General...................................................     63
  Shares Reserved...........................................     63
  Purpose and Effect of the Certificate Amendment...........     63
  Potential Anti-Takeover Effect............................     63
  Required Vote.............................................     64

                                                              PAGE NO.
                                                              --------
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................     65
  Unaudited Pro Forma Condensed Combined Statements of
     Operations.............................................     66
  Unaudited Pro Forma Condensed Combined Balance Sheet......     71
  Notes to Unaudited Pro Forma Condensed Combined Financial
     Statements.............................................     72
NETMANAGE BUSINESS..........................................     73
  Industry Background.......................................     73
  Products and Technology...................................     74
  Sales and Marketing.......................................     77
  Customer Support..........................................     78
  Employees.................................................     78
  Legal Proceedings.........................................     78
  Properties................................................     79
NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................     80
  Overview..................................................     80
  Acquisitions..............................................     80
  Restructuring.............................................     80
  Quarterly Results of Operations...........................     80
  Annual Results of Operations..............................     83
  Liquidity and Capital Resources...........................     89
  New Accounting Standards..................................     90
  Disclosures about Market Risk.............................     90
NETMANAGE MANAGEMENT........................................     92
  Executive Officers and Directors..........................     92
  Compensation of Directors of NetManage....................     93
  Compensation of Executive Officers of NetManage...........     94
  Stock Option Grants and Exercises.........................     95
  Ten-Year Option Repricings................................     96
  Report of the NetManage Board on Repricing of Options.....     96
  Section 16(a) Beneficial Ownership Reporting Compliance...     97
BENEFICIAL SECURITY OWNERSHIP OF CERTAIN OWNERS AND
  MANAGEMENT OF NETMANAGE...................................     98
FTP BUSINESS................................................     99
  Products..................................................     99
  Sales and Marketing.......................................    100
  Customers.................................................    101
  Customer Service and Support..............................    101
  Employees.................................................    102
  Subsidiaries..............................................    102
  Properties................................................    102
  Discontinued Operations...................................    102
  Legal Proceedings.........................................    102
FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    105
  Overview..................................................    105
  Results of Continuing Operations..........................    106
  Liquidity and Capital Resources...........................    112
  New Accounting Standards..................................    113

                                                              PAGE NO.
                                                              --------
  Disclosures about Market Risks............................    114
BENEFICIAL SECURITY OWNERSHIP OF CERTAIN OWNERS AND
  MANAGEMENT OF FTP.........................................    115
DESCRIPTION OF CAPITAL STOCK................................    117
  Description of NetManage Capital Stock....................    117
  Description of FTP Capital Stock..........................    118
COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK
  AND HOLDERS OF FTP COMMON STOCK...........................    124
  Action by Written Consent of Stockholders.................    124
  Class Votes of Stockholders...............................    124
  Stockholder Voting........................................    124
  Stockholder Approval of Certain Business Combinations.....    125
  Control Share Acquisitions................................    126
  Appraisal Rights..........................................    126
  Amendment of Bylaws.......................................    126
  Limitation on Directors' Liability; Indemnification of
     Officers and Directors.................................    127
  Classified Board of Directors.............................    128
  Cumulative Voting for Directors...........................    128
  Removal of Directors......................................    128
  Newly Created Directorships and Vacancies.................    129
  Special Meetings..........................................    129
  Inspection Rights.........................................    129
  Election of Directors.....................................    130
EXPERTS.....................................................    130
LEGAL MATTERS...............................................    130
REPRESENTATIVES OF INDEPENDENT PUBLIC ACCOUNTANTS...........    130
STOCKHOLDER PROPOSALS.......................................    130
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................    F-1

Annex A    -- Composite Agreement and Plan of Reorganization
Annex B-1  -- Opinion of CIBC Oppenheimer Corp.
Annex B-2  -- Opinion of Cowen & Company
Annex C    -- Sections 85-98 of the Massachusetts Business Corporation
           Law

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Joint Proxy Statement/Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21B of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation statements with respect to the expected financial and operating impact of the Merger. For this purpose, the reasons for the Merger discussed under the caption "THE MERGER" and statements about the expected impact of the Merger on NetManage's, FTP's or the combined company's business, operations and financial performance and condition, accounting and tax treatment and the extent of the expenses related to the Merger are forward-looking statements. Further, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements made herein are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially. Without limiting the foregoing, the words "projects," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of NetManage, FTP or the combined company to differ materially from those indicated by such forward-looking statements, including among others those factors set forth in this Joint Proxy Statement/Prospectus under the caption "RISK FACTORS." Neither NetManage nor FTP undertakes any obligation to update any forward-looking statements.

                             AVAILABLE INFORMATION

     NetManage and FTP are each subject to the informational requirements of the Exchange Act, and file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). This information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Each of NetManage and FTP makes filings pursuant to the Exchange Act with the Commission electronically, and such materials may be inspected and copied at the Commission's Web site (http://www.sec.gov). The NetManage Common Stock and the FTP Common Stock are traded as "national market securities" on the Nasdaq National Market. Certain materials filed by NetManage and FTP can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Joint Proxy Statement/Prospectus is a part, and which NetManage has filed with the Commission under the Securities Act with respect to the offer and issuance of the shares of NetManage Common Stock pursuant to the Merger. Reference is made to such Registration Statement for further information with respect to NetManage, FTP and the NetManage Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an Annex hereto. Copies of the Registration Statement, including the exhibits thereto, and other material that is not included herein may be inspected without charge at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

     NO PERSON HAS BEEN AUTHORIZED BY NETMANAGE OR FTP TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY
STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NETMANAGE OR FTP. THIS JOINT PROXY STATEMENT/PROSPECTUS

DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/ PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN SUCH JURISDICTION.

     NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE HEREOF.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus and the Annexes hereto. This summary does not contain a complete statement of all material information relating to the Reorganization Agreement and the Merger and is subject to, and is qualified in its entirety by, the more detailed information and financial statements contained in this Joint Proxy Statement/Prospectus. Stockholders of NetManage and FTP should read this Joint Proxy Statement/ Prospectus carefully in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus.

                                 THE COMPANIES

NETMANAGE, INC.

     NetManage develops, markets and supports software tools for connecting personal computers to corporate UNIX, AS/400 midrange and IBM mainframe computers, and software that increases the productivity of corporate call centers. NetManage is a recognized leader in "PC connectivity" and was one of the first to develop and market a Windows-based transmission protocol that has since become the industry standard for the Internet. Its products are fully compatible with Microsoft Corporation's ("Microsoft") Windows 3.1, Windows 95 and Windows NT platforms, IBM operating systems, including OS/2, and Novell operating systems.

     NetManage was incorporated in 1990 as a California corporation and changed its incorporation to Delaware in 1993 in conjunction with its initial public offering. The principal executive offices of NetManage are located at 10725 North De Anza Boulevard, Cupertino, California 95014, and its telephone number at that address is (408) 973-7171.

FTP SOFTWARE, INC.

     FTP is engaged in the design, development, marketing and support of connectivity software applications that enable users to connect to information across TCP/IP networks, including data residing on mainframes, minicomputers and servers. These applications include terminal emulation, NFS file sharing and printing, file transfer and legacy host access. FTP's OnWeb(TM) Host product, a Web-based host access product, and the latest versions of its OnNet(R) Host and InterDrive(R) Client products, provide capabilities for ease of use and secure access to corporate information across TCP/IP networks for end users, and user-based management features to enable centralized desktop administration.

     FTP was incorporated in Massachusetts in January 1986. The principal executive offices of FTP are located at 2 High Street, North Andover, Massachusetts 01845, and its telephone number at that address is (978) 685-4000.

AMANDA ACQUISITION CORP.

     Merger Sub is a Massachusetts corporation recently organized for the purpose of effecting the Merger. Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger.

     The principal executive offices of Merger Sub are located at 10725 North De Anza Boulevard, Cupertino, California 95014, and its telephone number at that address is (408) 973-7171.

                                  THE MEETINGS

TIME, PLACE AND DATE

     The NetManage Special Meeting will be held at the corporate offices of NetManage located at 10725 North De Anza Boulevard, Cupertino, California 95014 on August 26, 1998 at 9:00 a.m., local time.

     The FTP Special Meeting will be held at the Rolling Green Inn/Ramada, 311 Lowell Street, Andover, Massachusetts 01810 on August 26, 1998 at 10:00 a.m., local time.

PURPOSES OF THE MEETINGS; REASONS FOR THE MERGER; RECOMMENDATION OF THE NETMANAGE AND FTP BOARDS

     NETMANAGE SPECIAL MEETING. At the NetManage Special Meeting, holders of NetManage Common Stock will consider and vote upon (i) the issuance of NetManage Common Stock pursuant to the Reorganization Agreement (the "Share Proposal") and
(ii) an amendment to NetManage's Certificate of Incorporation (the "Certificate Amendment Proposal") to increase the number of authorized shares of NetManage Common Stock from 75,000,000 to 125,000,000. Holders of NetManage Common Stock may also consider and vote upon such other matters as may be properly brought before the NetManage Special Meeting.

     THE NETMANAGE BOARD HAS UNANIMOUSLY APPROVED THE MERGER, THE REORGANIZATION AGREEMENT AND THE CERTIFICATE AMENDMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF NETMANAGE VOTE FOR THE APPROVAL OF THE SHARE PROPOSAL AND THE CERTIFICATE AMENDMENT PROPOSAL. SEE "THE MERGER -- RECOMMENDATION OF THE NETMANAGE BOARD; REASONS FOR THE MERGER" AND "THE CERTIFICATE AMENDMENT PROPOSAL."

     FTP SPECIAL MEETING. At the FTP Special Meeting, stockholders of record of FTP as of the close of business on the FTP Record Date (as defined below) will consider and vote upon (i) a proposal to approve the Reorganization Agreement and the Merger (the "Merger Proposal") and (ii) such other matters as may be properly brought before the FTP Special Meeting.

     THE BOARD OF DIRECTORS OF FTP HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER, HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FTP AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE FTP STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL. SEE "THE MERGER -- RECOMMENDATION OF THE FTP BOARD; REASONS FOR THE MERGER" AND
"-- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

REASONS FOR THE MERGER

     For the reasons of the NetManage Board in approving the Share Proposal and the Merger, see "THE MERGER -- Recommendation of the NetManage Board; Reasons for the Merger."

     For the reasons of the FTP Board in approving the Merger, see "THE MERGER -- Recommendation of the FTP Board; Reasons for the Merger."

VOTES REQUIRED; RECORD DATES

     NETMANAGE. Because the Merger involves the issuance of shares of NetManage Common Stock in excess of 20% of the total number of shares of NetManage Common Stock currently outstanding, the National Association of Securities Dealers, Inc. (the "NASD") requires that the Share Proposal be approved by the affirmative vote of the holders of a majority of the votes cast on the matter at the NetManage Special Meeting. Because a subsidiary of NetManage, and not NetManage itself, is a party to the Merger, the approval of the stockholders of NetManage is not required to approve the Reorganization Agreement or the Merger. Abstentions will be equivalent to negative votes for purposes of approving the Share Proposal. Broker non-votes will not be counted in determining whether the Share Proposal has been approved.

     The Certificate Amendment Proposal will require the affirmative vote of a majority of the outstanding shares of NetManage Common Stock. Accordingly, abstentions and broker non-votes will be equivalent to negative votes for purposes of approving the Certificate Amendment Proposal.

     Holders of NetManage Common Stock are entitled to one vote per share on each matter to be acted upon at the NetManage Special Meeting. Only holders of NetManage Common Stock outstanding at the close of business on July 13, 1998 (the "NetManage Record Date") will be entitled to notice of and to vote at the NetManage Special Meeting. See "NETMANAGE SPECIAL MEETING." On the NetManage Record Date, there were 44,209,692 outstanding shares of NetManage Common Stock and 634 record holders of the NetManage Common Stock. As of the NetManage Record Date, the directors and executive officers of NetManage, as a group, beneficially owned approximately 10,706,000 shares (or approximately 24%) of the outstanding NetManage Common Stock. Such directors and executive officers have indicated that they presently intend to vote all such shares in favor of the Share Proposal and the Certificate Amendment Proposal.

     FTP. The affirmative vote of the holders of a majority of the outstanding shares of FTP Common Stock is required for approval of the Merger Proposal. Accordingly, abstentions and broker non-votes will be equivalent to negative votes for purposes of approving the Merger Proposal.

     Holders of FTP Common Stock are entitled to one vote per share on each matter to be acted upon at the FTP Special Meeting. Only holders of FTP Common Stock outstanding at the close of business on July 13, 1998 (the "FTP Record Date") will be entitled to notice of and to vote at the FTP Special Meeting. See "FTP SPECIAL MEETING." On the FTP Record Date, there were 34,035,463 outstanding shares of FTP Common Stock and 420 record holders of the FTP Common Stock. As of the FTP Record Date, the directors and executive officers of FTP, as a group, beneficially owned approximately 914,000 shares (or approximately 2.7%) of the outstanding FTP Common Stock. Such directors and executive officers have indicated that they presently intend to vote all such shares that they have the right to vote in favor of the Merger Proposal.

CHANGE OF VOTE

     NETMANAGE. NetManage Stockholders who have executed a proxy may revoke the proxy at any time prior to its exercise at the NetManage Special Meeting by (i) giving written notice to the Secretary of NetManage at NetManage's corporate offices, 10725 North De Anza Boulevard, Cupertino, California 95014, (ii) signing and returning a later dated proxy or (iii) attending and voting in person at the NetManage Special Meeting (although attendance at the NetManage Special Meeting will not, by itself, revoke a proxy). ACCORDINGLY, NETMANAGE STOCKHOLDERS WHO HAVE EXECUTED AND RETURNED PROXY CARDS IN ADVANCE OF THE NETMANAGE SPECIAL MEETING MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO THE TAKING OF THE VOTE AT THE NETMANAGE SPECIAL MEETING. See "NETMANAGE SPECIAL
MEETING -- Voting Rights; Proxies."

     FTP. FTP Stockholders who have executed a proxy may revoke the proxy at any time prior to its exercise at the FTP Special Meeting by (i) delivering to the Clerk of FTP at FTP's corporate offices, 2 High Street, North Andover, Massachusetts 01845, before the FTP Special Meeting, a written notice bearing a date later than the date of the proxy and stating that the proxy is revoked,
(ii) by signing and returning a later dated proxy or (iii) by attending and voting in person at the FTP Special Meeting (although attendance at the FTP Special Meeting will not, by itself, revoke a proxy). ACCORDINGLY, FTP STOCKHOLDERS WHO HAVE EXECUTED AND RETURNED PROXY CARDS IN ADVANCE OF THE FTP SPECIAL MEETING MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO THE TAKING OF THE VOTE AT THE FTP SPECIAL MEETING. See "FTP SPECIAL MEETING -- Voting Rights; Proxies."

QUORUM

     NETMANAGE. The required quorum for the transaction of business at the NetManage Special Meeting will be a majority of the shares of NetManage Common Stock issued and outstanding at the close of business on the NetManage Record Date. Abstentions and broker non-votes will be included in determining the presence of a quorum. See "NETMANAGE SPECIAL MEETING -- Quorum."

     FTP. The required quorum for the transaction of business at the FTP Special Meeting will be a majority of the shares of FTP Common Stock issued and outstanding at the close of business on the FTP Record Date. Abstentions and broker non-votes will be included in determining the presence of a quorum. See "FTP SPECIAL MEETING -- Quorum."

                                   THE MERGER

THE MERGER

     Pursuant to the Reorganization Agreement, Merger Sub will be merged with and into FTP and FTP will become a wholly-owned subsidiary of NetManage. See "THE MERGER." The date and time at which the Merger is consummated are referred to herein as the "Effective Time."

CONVERSION OF SHARES; ADJUSTMENT TO EXCHANGE RATIO

     Pursuant to the Merger, each outstanding share of FTP Common Stock (other than shares owned by NetManage, FTP or Merger Sub and any Dissenting Shares (as defined below)) and each associated right granted under the FTP Rights Agreement (other than rights associated with any Dissenting Shares) will be converted into the right to receive 0.72767 of a share of NetManage Common Stock, subject to downward adjustment if FTP does not meet the financial tests described below (as adjusted, the "Exchange Ratio"). FTP Stockholders will receive cash (without interest) in lieu of any fractional shares of NetManage Common Stock to which such holders would otherwise have been entitled. See "THE REORGANIZATION AGREEMENT -- Terms of the Merger."

     If (i) the net revenues of FTP (A) for the quarter ended June 30, 1998 ("FTP Second Quarter Revenues") are less than $9,000,000 and/or (B) for the two months ending August 31, 1998 ("FTP Third Quarter Revenues") are less than $4,900,000, if the closing of the Merger occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, net revenues of FTP for the month ending July 31, 1998 are less than $2,450,000), and/or (ii) the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000 the Exchange Ratio will be reduced to the amount obtained by dividing the number of Adjusted Merger Shares by 34,024,336. "Adjusted Merger Shares" means a number of shares of NetManage Common Stock equal to 24,758,452 minus the number of shares of NetManage Common Stock obtained by dividing (A) (1) the amount by which FTP Second Quarter Revenues plus the excess, if any, of FTP Third Quarter Revenues over $4,900,000, if the closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the excess, if any, of FTP's net revenues for the month ending July 31, 1998 over $2,450,000) are less than $9,000,000, plus (2) the amount by which FTP Third Quarter Revenues are less than $4,900,000, if the closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the amount by which net revenues for the month ending July 31, 1998 are less than $2,450,000), plus (3) the amount by which the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000, by (B) the average of the closing prices (the "Average Price") of the NetManage Common Stock as reported on the Nasdaq National Market for the 20 trading days ending on the third trading day prior to the closing date of the Merger (the "Closing Date"). See "THE REORGANIZATION AGREEMENT -- Terms of the Merger -- Adjustment to Exchange Ratio."

     As a result, the total consideration payable by NetManage in the Merger will effectively be decreased by the amount of any shortfall with respect to these financial tests. While FTP's cash, cash equivalents and short-and long-term cash investments on June 30, 1998 were in excess of $60 million, FTP expects that FTP Second Quarter Revenues will be between $7,700,000 and $8,400,000. As a result, unless FTP's net revenues for the month ending July 31, 1998 are at least $2,450,000 plus the amount of any such shortfall from $9,000,000, the Exchange Ratio would be between 0.71345 and 0.72111 assuming an Average Price of $2.6875 (the closing sales price of the NetManage Common Stock on July 14, 1998). For example, and for illustrative purposes only, (a) if the closing of the Merger were to occur in August 1998, as currently anticipated,
(b) FTP Second Quarter Revenues were $8,000,000, (c) FTP's net revenues for the month ending July 31, 1998 were $3,000,000 and (d) the Average Price was $2.6875 (the closing sales price of the NetManage Common Stock on July 14, 1998), the "Adjusted Merger Shares" would equal 24,591,010 ($9,000,000 minus ($8,000,000 plus $550,000) divided by $2.6875) and the Exchange Ratio would be reduced to
0.72275 (24,591,010 divided by 34,024,336). If, however, in the preceding example FTP's net revenues for July 1998 were $3,450,000, there would be no adjustment to the Exchange Ratio.

     FTP Stockholders may call FTP's solicitation agent, Morrow & Company, at 800-662-5200 at any time before the date of the FTP Special Meeting for current information about the Exchange Ratio. The final Exchange Ratio will not be calculable or calculated until immediately prior to the Closing Date.

CONVERSION OF STOCK OPTIONS

     At the Effective Time, each outstanding option (a "FTP Stock Option"), to purchase FTP Common Stock granted under FTP's employee stock option plans (the "FTP Stock Option Plans"), whether vested or unvested, will be assumed by NetManage and each such FTP Stock Option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to such FTP Stock Option prior to the Effective Time, the number (rounded down to the nearest whole number) of shares of NetManage Common Stock that the holder of such FTP Stock Option would have been entitled to receive pursuant to the Merger had the holder exercised the FTP Stock Option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share equal to the exercise price under such FTP Stock Option divided by the Exchange Ratio (rounded up to the nearest whole cent). As of July 13, 1998, there were outstanding options to acquire 5,644,894 shares of FTP Common Stock under FTP's employee stock option plans. See "THE MERGER -- Effect on Employee Equity Plans -- Stock Option Plans" and "THE REORGANIZATION AGREEMENT -- Terms of the Merger -- Stock Options." See also "THE MERGER -- Interest of Certain Persons in the Merger."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the filing of Articles of Merger with the Secretary of The Commonwealth of Massachusetts, Boston EquiServe, or another person designated by NetManage as exchange agent for the Merger (the "Exchange Agent"), will send a transmittal letter to each FTP Stockholder. The transmittal letter will contain instructions with respect to the surrender of certificates representing FTP Common Stock to be exchanged for certificates representing NetManage Common Stock and a cash payment in lieu of fractional shares, if any. See "THE REORGANIZATION AGREEMENT -- Exchange of Certificates and Merger Consideration."

     FTP STOCKHOLDERS SHOULD NOT FORWARD CERTIFICATES FOR FTP COMMON STOCK TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. FTP STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

NO SOLICITATION BY FTP

     Pursuant to the Reorganization Agreement, FTP has agreed that it will not, except under certain limited circumstances, (i) solicit, initiate, encourage or induce the making, submission or announcement of any other acquisition proposal,
(ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquires or the making of any proposal that constitutes or could reasonably be expected to lead to, another acquisition proposal, (iii) engage in discussions with any person with respect to any other acquisition proposal, (iv) approve, endorse or recommend another acquisition proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to another acquisition. See "THE REORGANIZATION AGREEMENT -- No Solicitation."

REPRESENTATIONS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Under the Reorganization Agreement, each of NetManage and FTP has made a number of representations regarding its respective capital structure, operations, intellectual property, material agreements, financial condition and other matters, including its authority to enter into the Reorganization Agreement and to consummate the Merger.

     Pursuant to the Reorganization Agreement, FTP has agreed that, until the Effective Time, it will conduct its business and operations in the ordinary course and, subject to certain exceptions, that, without the prior written consent of NetManage, which may not be unreasonably withheld, it will not perform or engage in certain activities in the conduct of its business. See "THE REORGANIZATION AGREEMENT -- Conduct of Business Pending the Merger -- Operation of FTP's Business Prior to the Merger."

     Pursuant to the Reorganization Agreement, subject to certain exceptions, NetManage has agreed that, until the Effective Time, without the prior written consent of FTP, which may not be unreasonably withheld, it will not perform or engage in certain activities in the conduct of its business. See "THE REORGANIZATION AGREEMENT -- Conduct of Business Pending the Merger -- Operation of NetManage's Business Prior to the Merger."

CONDITIONS TO THE MERGER; TERMINATION; FEES

     The consummation of the Merger is subject to various conditions, including, among others: (i) the approvals of the stockholders of NetManage and the stockholders of FTP described above under "-- Votes Required; Record Dates";
(ii) the absence of any legal restraints or prohibitions preventing the consummation of the Merger; (iii) receipt of opinions of legal counsel to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");
(iv) in the case of NetManage, receipt of letters from the independent public accountants for both NetManage and FTP concurring with the conclusion of the management of each of NetManage and FTP that the Merger will qualify for "pooling of interests" accounting treatment; (v) the absence of a material adverse effect, as defined, with respect to either party; and (vi) the holders of not more than 2% of the outstanding FTP Common Stock having demanded appraisal rights for their shares. See "THE REORGANIZATION
AGREEMENT -- Conditions to the Merger."

     The Reorganization Agreement may be terminated under certain circumstances. NetManage has agreed that, if the Reorganization Agreement is terminated as a result of failure of the NetManage Stockholders to have approved the Share Proposal or Certificate Amendment Proposal, it will pay FTP the sum of $3.1 million. FTP has agreed that, if the Reorganization Agreement is terminated as a result of failure of the FTP Stockholders to have approved the Merger Proposal or as a result of certain "Triggering Events" (as defined), it will pay NetManage the sum of $3.1 million. Such provision could discourage a third party from pursuing an acquisition of FTP because the cost of such acquisition, if successful, would be increased by the amount of such fee. See "THE REORGANIZATION AGREEMENT -- Termination" and "-- Termination Fees."

LISTING

     It is a condition to the Merger that the shares of the NetManage Common Stock to be issued in the Merger be authorized for listing on the Nasdaq National Market, subject to official notice of issuance. See "THE
MERGER -- Stock Listing."

APPRAISAL AND DISSENTERS' RIGHTS

     Under the Massachusetts Business Corporation Law (the "Massachusetts BCL"), holders of FTP Common Stock who comply with the requirements of Sections 85 to 98 of that law are entitled to appraisal rights with respect to their shares ("Dissenting Shares") in connection with the Merger. A copy of the text of Sections 85 to 98 of the Massachusetts BCL is attached to this Joint Proxy Statement/Prospectus as Annex C. The holders of NetManage Common Stock are not entitled to appraisal rights with respect to the Share Proposal or the Certificate Amendment Proposal under the Delaware General Corporation Law (the "Delaware GCL"). See "THE MERGER -- Appraisal Rights."

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a pooling of interests. It is a condition to the Merger that NetManage receive letters from the independent public accountants for both NetManage and FTP concurring with the conclusion of the management of each of NetManage and FTP that the Merger will qualify for pooling of interests accounting treatment. See "THE MERGER -- Anticipated Accounting Treatment."

STOCK OWNERSHIP FOLLOWING THE MERGER

     Based upon the capitalization of FTP as of the close of business on the FTP Record Date, and assuming an Exchange Ratio of 0.72767, an aggregate of approximately 24,767,000 shares of NetManage Common Stock will be issued to the FTP Stockholders in the Merger and outstanding FTP Stock Options will be converted into options to purchase 4,107,620 shares of NetManage Common Stock. Based upon the number of shares of NetManage Common Stock issued and outstanding as of the NetManage Record Date and after giving effect to the issuance of NetManage Common Stock as described in the preceding sentence, and assuming the exercise of all FTP Stock Options assumed by NetManage, the former holders of FTP Common Stock and the former holders of FTP Stock Options would hold, and would have voting power with respect to, approximately 34% and 6%, respectively, of NetManage's total issued and outstanding shares on a fully diluted basis. The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either NetManage or FTP subsequent to the dates indicated and prior to the Effective Time and changes to the Exchange Ratio discussed above in the "-- Conversion of Shares; Adjustment to Exchange Ratio," and there can be no assurance as to the actual capitalization of NetManage or FTP at the Effective Time or of NetManage at any time following the Effective Time.

                                  RISK FACTORS

     See "RISK FACTORS" for a discussion of certain factors pertaining to the Merger and the businesses of NetManage and FTP which should be considered carefully in evaluating the proposals to be voted on at the NetManage and FTP Special Meetings.

                         OPINIONS OF FINANCIAL ADVISORS

     NETMANAGE. CIBC Oppenheimer Corp., financial advisor to NetManage ("CIBC Oppenheimer"), delivered its written opinion dated June 12, 1998 to the NetManage Board that, as of such date and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the existing holders of NetManage Common Stock. The full text of the written opinion of CIBC Oppenheimer dated June 12, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B-1 to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. The opinion of CIBC Oppenheimer is directed to the NetManage Board and relates only to the fairness of the Exchange Ratio from a financial point of view to the existing holders of NetManage Common Stock, does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the NetManage Special Meeting. HOLDERS OF NETMANAGE COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. See "THE
MERGER -- Opinion of NetManage's Financial Advisor."

     In the ordinary course of business, CIBC Oppenheimer and its affiliates may actively trade or hold the securities of NetManage and FTP for their own accounts or for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. CIBC Oppenheimer has in the past provided certain investment banking services to NetManage, for which it has received customary compensation.

     FTP. Cowen & Company, financial advisor to FTP ("Cowen"), delivered its written opinion dated June 12, 1998 to the FTP Board that, as of such date and based upon and subject to certain matters stated in such opinion, the financial terms of the Merger were fair to the FTP Stockholders from a financial point of view. (SG Cowen Securities Corporation is the legal successor to Cowen.) The full text of Cowen's written opinion dated June 12, 1998 is attached hereto as Annex B-2 and sets forth the assumptions made, the procedures followed, other matters considered and the limits of the review by Cowen. Cowen's analyses and opinion were prepared for and addressed to the FTP Board of Directors and are directed only to the fairness, from a financial point of view, of the financial terms of the Merger to the holders of the FTP Common Stock and do not constitute an opinion as to the merits of the Merger or a recommendation to any holders of the FTP

Common Stock as to how to vote on the Merger. HOLDERS OF FTP COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. See "THE MERGER -- Opinion of FTP's Financial Advisor."

     In the ordinary course of its business, Cowen and its affiliates may actively trade or hold the equity securities of FTP or NetManage for their own accounts and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities. Cowen has in the past provided certain investment banking services to FTP, for which it has received customary compensation.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the FTP Board with respect to the Merger Proposal, the FTP Stockholders should be aware that members of the FTP Board and the executive officers of FTP have certain interests in the Merger that are in addition to the interests of the FTP Stockholders generally. See "THE MERGER -- Interests of Certain Persons in the Merger."

                             GOVERNMENTAL APPROVALS

     The consummation of the Merger is subject to the expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). NetManage and FTP have filed notification and report forms under the HSR Act. The filings made under the HSR Act are not expected to adversely impact the timing of consummation of the Merger.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the Merger will constitute a reorganization for United States federal income tax purposes, and that no gain or loss will generally be recognized for federal income tax purposes by the FTP Stockholders upon the receipt of NetManage Common Stock in exchange for FTP Common Stock and associated rights granted under the FTP Rights Agreement pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in NetManage Common Stock). The obligations of NetManage and FTP to consummate the Merger are conditioned on the receipt by each company of an opinion of its legal counsel that the Merger constitutes a reorganization within the meaning of
Section 368(a) of the Code. See "THE MERGER -- Certain United States Federal Income Tax Consequences." FTP STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     For a discussion of various differences between the rights of the FTP Stockholders and the rights of the NetManage Stockholders, see "COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK AND HOLDERS OF FTP COMMON STOCK."

                            MARKET PRICE INFORMATION

     The NetManage Common Stock is listed on the Nasdaq National Market under the symbol "NETM." The FTP Common Stock is listed on the Nasdaq National Market under the symbol "FTPS."

     The tables below set forth, for the fiscal quarters indicated, the reported high and low closing sales prices of the NetManage Common Stock and the FTP Common Stock on the Nasdaq National Market for each quarter since January 1, 1996.

NETMANAGE COMMON STOCK

                                                          HIGH         LOW
                                                        ---------    --------
1996:
  First Quarter.......................................  $23.375      $      9.375
  Second Quarter......................................   18.875             9.625
  Third Quarter.......................................   13.250             7.625
  Fourth Quarter......................................    8.96875           5.375
1997:
  First Quarter.......................................  $ 6.75       $      2.6875
  Second Quarter......................................    4.00              2.50
  Third Quarter.......................................    4.50              2.71875
  Fourth Quarter......................................    5.25              2.09375
1998:
  First Quarter.......................................  $ 5.0625     $      2.53125
  Second Quarter......................................    4.6875            2.65625
  Third Quarter (through July 14, 1998)...............    3.34375           2.625

     As of July 13, 1998, there were 634 stockholders of record of the NetManage Common Stock and approximately 26,000 beneficial owners of the NetManage Common Stock.

     NetManage has never paid any cash dividends on its Common Stock and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. NetManage currently intends to retain future earnings, if any, to fund the development and growth of its business.

FTP COMMON STOCK

                                                           HIGH        LOW
                                                         --------    --------
1996:
  First Quarter........................................  $29.375     $     10.375
  Second Quarter.......................................   14.375            7.625
  Third Quarter........................................    9.50             5.875
  Fourth Quarter.......................................    8.625            4.875
1997:
  First Quarter........................................  $ 8.375     $      5.4375
  Second Quarter.......................................    6.375            4.25
  Third Quarter........................................    5.00             3.50
  Fourth Quarter.......................................    4.1875           1.50
1998:
  First Quarter........................................  $ 3.125     $      1.625
  Second Quarter.......................................    3.50             1.375
  Third Quarter (through July 14, 1998)................    1.9375           1.50

     As of July 13, 1998, there were 420 stockholders of record of the FTP Common Stock and approximately 13,600 beneficial owners of the FTP Common Stock.

     FTP has not paid any cash dividends on its Common Stock since 1992 and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.

     On June 12, 1998, the last full trading day prior to the execution and delivery of the Reorganization Agreement and the public announcement thereof, the last reported sale prices of the NetManage Common Stock and the FTP Common Stock on the Nasdaq National Market were $3.125 per share and $2.00 per share, respectively. Based on an Exchange Ratio of 0.72767 of a share of NetManage Common Stock for each share of FTP Common Stock, the pro forma equivalent per share value of the FTP Common Stock on June 12, 1998 was $2.27 per share.

     On July 14, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/ Prospectus, the last reported sale prices of the NetManage Common Stock and the FTP Common Stock on the Nasdaq National Market were $2.6875 per share and $1.5625 per share, respectively. Based on an Exchange Ratio of 0.72767 of a share of NetManage Common Stock for each share of FTP Common Stock, the pro forma equivalent per share value of the FTP Common Stock on July 14, 1998 was $1.9556 per share.

     Because the market price of the NetManage Common Stock is subject to fluctuation, the market value of the shares of NetManage Common Stock that holders of FTP Common Stock will receive in the Merger may increase or decrease prior to the Merger.

     NETMANAGE AND FTP STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NETMANAGE COMMON STOCK AND THE FTP COMMON STOCK.

                            SELECTED FINANCIAL DATA

NETMANAGE SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected historical consolidated financial data as of December 31, 1993, 1994 and 1995 and for the years ended December 31, 1993 and 1994 are derived from audited consolidated financial statements of NetManage not included or incorporated by reference herein. The selected historical consolidated statement of operations data for each of the three years in the period ended December 31, 1997 and the selected historical consolidated balance sheet data as of December 31, 1996 and 1997 are derived from the audited consolidated financial statements of NetManage included elsewhere in this Joint Proxy Statement/Prospectus. These statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is also included elsewhere in this Joint Proxy Statement/Prospectus. The selected historical consolidated financial data as of March 31, 1998 and for the three-month periods ended March 31, 1997 and 1998 are derived from unaudited consolidated financial statements of NetManage and, in the opinion of NetManage, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of the financial information. Operating results for the interim period are not necessarily indicative of the results of NetManage that may be expected for the entire year. The following selected historical consolidated financial data should be read in conjunction with "NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and NetManage's consolidated financial statements and related notes and other financial information contained elsewhere herein.

                                                                                    THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                      MARCH 31,
                               --------------------------------------------------   -------------------
                                1993      1994       1995       1996       1997       1997       1998
                               -------   -------   --------   --------   --------   --------   --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $29,106   $71,466   $125,446   $104,596   $ 61,524   $16,379    $17,313
Unusual items(1).............       --     2,000      1,701     13,583     25,815        --         --
Income (loss) from
  operations.................    9,183    26,619     29,596    (13,653)   (42,074)   (3,785)      (541)
Net income (loss)............    5,676    17,815     22,297     (5,705)   (33,755)   (2,739)       531
Net income (loss) per common
  share:
  Basic......................  $  0.20   $  0.46   $   0.55   $  (0.13)  $  (0.78)  $ (0.06)      0.01
  Diluted....................     0.19      0.43       0.52      (0.13)     (0.78)    (0.06)      0.01
Common and common equivalent
  shares used in computing
  per share amounts:
  Basic......................   27,773    39,137     40,749     42,341     43,385    43,182     43,728
  Diluted....................   29,262    41,103     42,955     42,341     43,385    43,182     43,903

                                          AS OF DECEMBER 31,
                        -------------------------------------------------------    AS OF MARCH 31,
                         1993        1994        1995        1996        1997           1998
                        -------    --------    --------    --------    --------    ---------------
                                            (IN THOUSANDS)                           (UNAUDITED)
BALANCE SHEET DATA:
Working capital.......  $39,686    $ 64,091    $ 83,738    $ 71,668    $ 55,542       $ 62,125
Total assets..........   47,762     116,358     154,471     152,529     119,593        117,949
Long-term
  obligations.........       --         401       1,336       1,708         363            454
Stockholders'
  equity..............   41,475      99,306     129,397     129,291      96,087         97,114

---------------
(1) In 1994, 1996 and 1997, NetManage recorded write-offs of in-process research and development costs of approximately $2.0 million, $13.4 million and $20.6 million, respectively. In 1995 and 1996, NetManage recorded acquisition costs of approximately $1.7 million and $0.2 million, respectively. In 1997, NetManage recorded a restructuring charge of approximately $5.2 million.

FTP SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is certain selected historical consolidated financial data of FTP for each of the five years in the period ended December 31, 1997 and for the three months ended March 31, 1997 and 1998 and as of December 31, 1993, 1994, 1995, 1996 and 1997 and March 31, 1998. The selected historical consolidated financial data for the years ended December 31, 1993 and 1994 and as of December 31, 1993, 1994 and 1995 are derived from audited consolidated financial statements of FTP for and as of such dates not included or incorporated by reference herein. The selected historical consolidated statement of operations data for each of the three years in the period ended December 31, 1997 and the selected historical balance sheet data as of December 31, 1996 and 1997 are derived from the audited consolidated financial statements of FTP included elsewhere in this Joint Proxy Statement/Prospectus. These statements have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report thereon is also included elsewhere herein. The historical consolidated financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of FTP included elsewhere herein and, in the opinion of FTP, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. Operating results for the interim period are not necessarily indicative of the results of FTP that may be expected for the entire year. The following selected financial data should be read in conjunction with "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and FTP's consolidated financial statements and related notes included elsewhere herein.

                                                                                             THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      MARCH 31,
                                        --------------------------------------------------   -------------------
                                         1993      1994       1995       1996       1997       1997       1998
                                        -------   -------   --------   --------   --------   --------    -------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $57,616   $92,180   $128,815   $101,091   $ 67,734   $ 21,355    $10,928
Unusual items(1)......................       --        --         --     37,900     18,330         --         --
Income (loss) from operations.........   25,140    36,684     41,373    (47,035)   (60,254)   (10,999)    (4,727)
Income (loss) from continuing
  operations(2).......................   15,653    24,898     29,942    (43,778)   (57,816)   (11,014)    (3,817)
Net income (loss).....................   16,324    22,975     24,634    (77,577)   (56,599)   (11,014)    (3,817)
Net income (loss) per
  common share:
  Basic --
    Income (loss) from continuing
      operations......................  $  0.85   $  1.11   $   1.19   $  (1.46)  $  (1.71)  $  (0.33)   $ (0.11)
    Net income (loss).................     0.89      1.03       0.98      (2.59)     (1.67)     (0.33)     (0.11)
  Diluted --
    Income (loss) from continuing
      operations......................  $  0.59   $  0.87   $   1.06   $  (1.46)  $  (1.71)  $  (0.33)   $ (0.11)
    Net income (loss).................     0.62      0.80       0.87      (2.59)     (1.67)     (0.33)     (0.11)
Common and common equivalent shares
  used in computing per share amounts:
  Basic...............................   18,432    22,417     25,158     29,896     33,842     33,688     33,973
  Diluted.............................   26,314    28,665     28,245     29,896     33,842     33,688     33,973

                                                              AS OF DECEMBER 31,                       AS OF
                                              --------------------------------------------------     MARCH 31,
                                               1993       1994       1995       1996      1997         1998
                                              -------   --------   --------   --------   -------    -----------
                                                                (IN THOUSANDS)                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................  $69,242   $ 53,053   $ 88,785   $ 54,780   $43,874      $44,311
Total assets(2).............................   83,711    127,368    189,629    158,908    97,475       90,064
Long-term obligations.......................      545      1,229        821         63        --           --
Stockholders' equity........................   76,078    112,684    164,808    131,277    75,519       71,274

---------------
(1) Product development expenses for 1996 included a charge of approximately $37.9 million for certain acquired in-process technology related to the acquisition of Firefox Communications Inc. See Note D of the notes to FTP's audited historical consolidated financial statements included elsewhere herein. During 1997, FTP recorded a restructuring charge of approximately $18.3 million. See Note C of the notes to FTP's audited historical consolidated financial statements included elsewhere herein.

(2) During September 1996, FTP announced a formal plan to spin off, through the sale to third parties, certain lines of business and to discontinue selected product lines. Accordingly, FTP's consolidated financial statements, and all prior periods presented, have been restated to report separately the net assets and operating results of the discontinued operations. See Note D of the notes to FTP's audited historical consolidated financial statements included elsewhere herein.

NETMANAGE AND FTP UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following table sets forth the unaudited selected pro forma combined financial data of NetManage and FTP. The unaudited pro forma combined balance sheet has been prepared as if the Merger, which will be accounted for as a pooling of interests by NetManage, was consummated as of March 31, 1998. The unaudited pro forma combined statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the three-month periods ended March 31, 1997 and 1998 gives effect to the Merger as if the Merger was completed at the beginning of the periods presented. The unaudited selected pro forma combined financial data is derived from the unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction with such unaudited pro forma condensed combined financial statements and related notes thereto.

     The unaudited selected pro forma combined financial data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the date indicated, nor does it represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining the operations of NetManage and FTP or (ii) the costs of restructuring, integrating or consolidating such operations.

                                                                               THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            MARCH 31,
                                            -------------------------------    ------------------
                                              1995       1996       1997         1997      1998
                                            --------   --------   ---------    --------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF OPERATIONS
  DATA:
Net sales.................................  $253,911   $205,511   $ 127,939    $ 37,471   $28,073
Unusual items(1)..........................     1,701     51,483      44,145          --        --
Income (loss) from operations.............    72,724    (59,383)   (102,725)    (14,681)   (4,922)
Income (loss) from continuing
  operations..............................    53,994    (48,178)    (91,968)    (13,650)   (2,940)
Income (loss) from continuing operations
  per common share:
  Basic...................................  $   0.91   $  (0.75)  $   (1.35)   $  (0.20)  $ (0.04)
  Diluted.................................      0.85      (0.75)      (1.35)      (0.20)    (0.04)
Common and common equivalent shares used
  in computing per share amounts:
  Basic...................................    59,056     64,095      68,011      67,696    68,449
  Diluted.................................    63,508     64,095      68,011      67,696    68,449

                                                                  AS OF
                                                              MARCH 31, 1998
                                                              --------------
                                                              (IN THOUSANDS)
PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital.............................................     $ 99,436
Total assets................................................      206,068
Long-term obligations.......................................          454
Stockholders' equity........................................      159,568

---------------
(1) Reflects acquisition costs in 1995 and 1996 of approximately $1.7 million and $0.2 million, respectively, write-offs of in-process research and development costs in 1996 and 1997 of approximately $51.3 million and $20.6 million, respectively, and restructuring costs of approximately $23.5 million in 1997.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of NetManage and FTP and combined per share data on an unaudited pro forma combined basis after giving effect to the Merger under the pooling of interests method of accounting. The unaudited pro forma income (loss) per share data assumes the Merger was completed at the beginning of the respective periods presented. The unaudited pro forma book value per common share amounts assumes that the Merger was consummated on March 31, 1998 at an Exchange Ratio of 0.72767. The following data should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and the separate historical consolidated financial statements of NetManage and FTP included elsewhere herein. The unaudited pro forma combined per common share data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the dates indicated, nor does it represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining the operations of NetManage and FTP or (ii) the costs of restructuring, integrating or consolidating such operations.

                                                                                             AS OF OR FOR
                                                                YEAR ENDED                 THE THREE MONTHS
                                                               DECEMBER 31,                 ENDED MARCH 31,
                                                          -----------------------        ---------------------
                                                          1995     1996     1997             1997        1998
                                                          -----   ------   ------        -------------   -----
Historical -- NetManage:
  Basic net income (loss) per share.....................  $0.55   $(0.13)  $(0.78)          $(0.06)      $0.01
  Diluted net income (loss) per share...................   0.52    (0.13)   (0.78)           (0.06)       0.01
  Book value per common share(1)........................   3.11     3.00     2.20                         2.20
Historical -- FTP:
  Basic --
    Income (loss) from continuing operations............   1.19    (1.46)   (1.71)           (0.33)      (0.11)
    Net income (loss)...................................   0.98    (2.59)   (1.67)           (0.33)      (0.11)
  Diluted --
    Income (loss) from continuing operations............   1.06    (1.46)   (1.71)           (0.33)      (0.11)
    Net income (loss)...................................   0.87    (2.59)   (1.67)           (0.33)      (0.11)
  Book value per common share(1)........................   6.22     3.90     2.22                         2.10
Pro Forma Combined Per NetManage Share:
  Basic --
    Income (loss) from continuing operations............   0.91    (0.75)   (1.35)           (0.20)      (0.04)
    Net income (loss) per share.........................   0.82    (1.28)   (1.33)           (0.20)      (0.04)
  Diluted --
    Income (loss) from continuing operations............   0.85    (0.75)   (1.35)           (0.20)      (0.04)
    Net income (loss) per share.........................   0.77    (1.28)   (1.33)           (0.20)      (0.04)
  Book value per common share(1)........................                                                  2.33
Equivalent Pro Forma Combined Per FTP Share(2):
  Basic --
    Income (loss) from continuing operations............   0.66    (0.55)   (0.98)           (0.15)      (0.03)
    Net income (loss) per share.........................   0.60    (0.93)   (0.97)           (0.15)      (0.03)
  Diluted --
    Income (loss) from continuing operations............   0.62    (0.55)   (0.98)           (0.15)      (0.03)
    Net income (loss) per share.........................   0.56    (0.93)   (0.97)           (0.15)      (0.03)
  Book value per common share(1)........................                                                  1.70

---------------
(1) The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of NetManage Common Stock outstanding at March 31, 1998.

(2) The equivalent FTP pro forma per share amounts are calculated by multiplying the NetManage combined pro forma per share amounts by an assumed Exchange Ratio of 0.72767.

                                  RISK FACTORS

     NETMANAGE STOCKHOLDERS, IN CONSIDERING WHETHER TO APPROVE THE SHARE PROPOSAL, AND FTP STOCKHOLDERS, IN CONSIDERING WHETHER TO APPROVE THE MERGER PROPOSAL, SHOULD CONSIDER THE FOLLOWING MATTERS. THESE MATTERS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. FOR PERIODS FOLLOWING THE MERGER, REFERENCES TO THE PRODUCTS, BUSINESS, FINANCIAL RESULTS OR FINANCIAL CONDITION OF NETMANAGE OR THE COMBINED COMPANY SHOULD BE CONSIDERED TO REFER TO NETMANAGE AND ITS SUBSIDIARIES, INCLUDING FTP, UNLESS THE CONTEXT OTHERWISE REQUIRES. FORWARD-LOOKING STATEMENTS MADE IN THIS SECTION AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN FOR A VARIETY OF REASONS. THESE REASONS INCLUDE, BUT ARE NOT LIMITED TO, COMPETITION, TECHNOLOGICAL CHANGE, INCREASED DEMANDS ON MANAGEMENT AS A RESULT OF PLANNED EXPANSION, RISKS OF INTEGRATION OF THE TWO COMPANIES AND OTHER RISKS OUTLINED IN THIS SECTION.

RISKS RELATING TO THE MERGER

     FIXED EXCHANGE RATIO DESPITE POTENTIAL CHANGES IN STOCK PRICES. Other than reductions in the Exchange Ratio based upon certain FTP results of operations, the Exchange Ratio is fixed and will not be adjusted in the event of any increases or decreases in the price of either the NetManage Common Stock or the FTP Common Stock. The price of the NetManage Common Stock at the Effective Time may vary from its price on the date of this Joint Proxy Statement/Prospectus and on the date of the NetManage Special Meeting and the FTP Special Meeting. Such variations may be the result of changes in the business, operations or prospects of NetManage or FTP, market assessments of the likelihood that the Merger will be consummated, the timing thereof and the prospects of the Merger and post-Merger operations, regulatory considerations, general market and economic conditions and other factors. If the market price of the NetManage Common Stock decreases or increases prior to the Effective Time, the market value at the Effective Time of the FTP Common Stock would correspondingly increase or decrease. Because the Effective Time may occur at a date later than the Special Meetings, there can be no assurance that the price of the NetManage Common Stock on the date of the Special Meetings will be indicative of its price at the Effective Time. Stockholders of NetManage and FTP are urged to obtain current market quotations for the NetManage Common Stock and the FTP Common Stock. See "SUMMARY -- Market Price Information" and "THE REORGANIZATION AGREEMENT -- Terms of the Merger."

     NONREALIZATION OF SYNERGIES. NetManage and FTP believe that an important benefit to be realized from the Merger will be the integration of their respective managements, strategies, operations and product lines. Certain of the anticipated benefits of the Merger may not be achieved unless such integration is successful and achieved in a timely manner. The successful combination of companies in the rapidly changing high technology industry requires coordination of sales and marketing and research and development efforts and may be more difficult to accomplish than in some other industries. In the case of the Merger, the difficulties of such integration may initially be increased by the necessity of coordinating geographically separated organizations (in suburban Boston, Massachusetts, Cupertino and San Jose, California, Birmingham and Wokingham, England and Haifa, Israel) and integrating personnel with diverse business backgrounds and corporate cultures. There can be no assurance that NetManage will successfully integrate the respective operations of NetManage and FTP without encountering difficulties or experiencing the loss of key FTP personnel or that the benefits expected from such integration will be realized. In addition, certain members of senior management of FTP are not expected to continue to serve following the Merger. The diversion of the attention of management and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, FTP's activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans) could also have an adverse impact on the combined company's ability to realize anticipated synergies from the Merger. See "THE MERGER -- Recommendation of the NetManage Board; Reasons for the Merger" and "-- Recommendation of the FTP Board; Reasons for the Merger."

     INCURRENCE OF SIGNIFICANT TRANSACTION EXPENSES; POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. NetManage expects to incur Merger-related expenses currently estimated to be approximately $3.4 million (including approximately $2.5 million attributable to FTP's expenses in connection with the Merger) in the quarter ending September 30, 1998, the quarter in which the Merger is expected to be consummated, to reflect direct transaction costs, primarily for investment banking, legal and accounting fees and costs and financial printing and other related costs. This estimate does not include any costs associated with restructuring, integrating or consolidating the operations of the two companies. This amount is a preliminary estimate and is therefore subject to change. Additionally, NetManage expects that the combined company will pay up to approximately $3.6 million in severance costs to officers of FTP in connection with the termination of their employment upon consummation of the Merger. Additional unanticipated expenses may be incurred relating to the integration of the businesses of NetManage and FTP. Although NetManage expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the business of FTP may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. There can be no assurance that combining the business of NetManage with the business of FTP, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by NetManage or FTP independently. The issuance of NetManage Common Stock in connection with the Merger may have the effect of reducing NetManage net income per share from levels otherwise expected and could reduce the market price of the NetManage Common Stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved.

     EFFECT OF MERGER ON CUSTOMERS AND PARTNERS. NetManage's and FTP's relationships with their existing customers and strategic partners may be adversely affected during the pendency of the Merger and after its completion in the event such parties perceive the Merger to negatively affect their level of service or support or product offerings from NetManage or FTP. Any significant delay or reduction in orders for NetManage's or FTP's products as a result of the Merger could have a material adverse effect on the combined company's business, financial condition and results of operations. In particular, FTP and NetManage believe that certain customers may defer purchasing decisions while evaluating the combined company's future products strategy and competitive position in the industry. Any such deferrals could have a material adverse effect on the combined company's business, financial condition and results of operations, at least in the near term. These effects may occur during the period prior to the consummation of the Merger or following the Merger.

     RISK OF NONCOMPLETION OF MERGER DUE TO "MATERIAL ADVERSE EFFECT." The Reorganization Agreement can be terminated prior to the Closing by NetManage in the event of a material adverse effect on the business of FTP or by FTP in the event of a material adverse effect on the business of NetManage. The definition of material adverse effect includes, in the case of FTP, failure of its 1998 second quarter revenues, subject to certain adjustments, to be at least $7,500,000 or its revenues for the two months ending August 31, 1998 to be at least $3,500,000 (or, if the Closing occurs prior to August 31, 1998, revenues for the month ending July 31, 1998 to be at least $1,750,000). The definition of material adverse effect includes, in the case of NetManage, failure of its 1998 second quarter revenues, subject to certain adjustments, to be at least $11,250,000 or its revenues for the two months ending August 31, 1998 to be at least $5,500,000 (or, if the Closing occurs prior to August 31, 1998, revenues for the month ending July 31, 1998 to be at least $2,750,000). See "THE REORGANIZATION AGREEMENT -- Termination."

     VOLATILITY OF STOCK PRICES. The market price of each of the NetManage Common Stock and the FTP Common Stock has historically been volatile and may continue to be volatile in the future. This volatility may result from a number of factors, including fluctuations in the combined company's quarterly revenues and net income, announcements of new products or partnerships by the combined company or its competitors, and conditions in the market for PC connectivity software products generally. Any shortfall in actual operating results versus analysts' expectation could have an immediate and significant effect on the trading price of the combined company's common stock. In addition, if the Merger is not consummated, NetManage and FTP stock prices may be adversely affected. Also, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market prices of securities and which often have been unrelated to the operating performance of the companies. These broad market fluctuations may adversely affect the market price of both the NetManage and the FTP Common Stock and the combined company's common stock in future periods.

     POTENTIAL UNAVAILABILITY OF "POOLING OF INTERESTS" ACCOUNTING TREATMENT OF MERGER. The Merger is intended to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of NetManage and FTP will be carried forward to the combined company at their recorded amounts, income from the combined company will include income (loss) from NetManage and FTP for the entire fiscal period in which the combination occurs and the reported income (loss) of the separate companies for prior periods will be combined and restated as the results of operations of the combined company. It is a condition to the consummation of the Merger that NetManage receive letters from the independent public accountants for both NetManage and FTP concurring with the conclusion of the management of each of NetManage and FTP that the Merger will qualify for pooling of interests accounting treatment. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

     Under the pooling of interests rules, none of the executive officers, directors or affiliates of either of the combining companies may sell any shares of either NetManage or FTP (except for certain de minimis sales) until the combined company releases financial results covering at least 30 days of combined operations of NetManage and FTP. Accordingly, pooling of interests accounting treatment for the Merger as of such time may not be available because of sales by such stockholders (except for certain de minimis sales) after the consummation of the Merger and prior to the time the combined company releases such financial results. There can be no assurance that an executive officer, director or affiliate of either company will not sell shares of NetManage or FTP stock or that all requirements necessary to qualify for pooling of interests will be met. If the requirements necessary to qualify for pooling of interests are not met prior to consummation of the Merger, then NetManage is not required to consummate the Merger. However, if NetManage nevertheless elects to consummate the Merger, the Merger would necessarily be accounted for under the purchase method of accounting, which would have the effect of FTP's assets being recognized at their fair value and any excess of the purchase price over such fair value (other than amounts charged to in-process research and development costs) being recognized as goodwill on NetManage's balance sheet. The goodwill would thereafter be amortized as an expense over its anticipated useful life. The impact of such treatment could have a material adverse effect on the combined company's results of operations throughout the amortization period. The Merger would also be required to be accounted for under the purchase method of accounting if, among other things, any affiliate of either company sells shares in NetManage subsequent to consummation of the Merger and prior to the release of financial results covering at least 30 days of combined operations, which would have the effect on the combined company's results of operations described above. Each of the current executive officers and directors of NetManage and each of the current executive officers and directors of FTP has entered into an affiliate agreement agreeing to comply with the above described restrictions on selling shares of NetManage and FTP. See "THE REORGANIZATION
AGREEMENT -- Affiliate Agreements."

     LOSS OF CONTROL BY FTP STOCKHOLDERS. As a result of the Merger, FTP Stockholders will hold approximately 36% of the outstanding shares of NetManage. In addition, certain members of senior management of FTP are not expected to continue to serve following the Merger, and no current Board member of FTP will serve on the Board of NetManage following the Merger. Due to the unavailability of cumulative voting in the election of directors of NetManage, former FTP Stockholders will not have the ability to elect their own representatives to the NetManage Board. As a result of the foregoing, former FTP Stockholders will not have the ability to control the management or operations of NetManage.

RISKS RELATING TO NETMANAGE, FTP AND THE COMBINED COMPANY

     SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS. Each of NetManage and FTP has experienced, and expects that it and the combined company will continue to experience in future periods, significant fluctuations in operating results that may be caused by many factors including, among others, demand for products, introduction or enhancements of products by the combined company or its competitors, technological changes in computer networking, competitive pricing pressures, market acceptance of new products, impact of, or failure to enter into, strategic partnerships to promote the combined company's products, customer order deferrals in anticipation of new products, the size and timing of individual product orders, mix of international and domestic revenues, mix of distribution channels through which products are sold, changes in operating expenses, personnel changes, foreign currency exchange rates and general economic conditions.

     During 1997, NetManage initiated a plan to restructure its operations and to focus on its core competencies in UNIX, AS/400 midrange and IBM mainframe connectivity. NetManage undertook the restructuring in response to business conditions in order to improve NetManage's future financial performance. In addition, FTP undertook a significant restructuring in July 1997 which required the dedication of management and other resources that temporarily detracted from attention to the daily business of FTP, caused a disruption of the business activities and a loss of momentum in the business of FTP and, as a result, had an adverse effect on FTP's results of operations for 1997. No assurance can be given that these restructurings, or any other restructuring necessitated by the Merger, will be successful, that future operating results will improve, or that the actions undertaken in the restructurings will not disrupt the combined company's remaining operations or have an adverse effect on its financial condition or results of operation.

     Because both companies generally ship software products within a short period after receipt of an order, neither company typically has a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter and particularly in the last month of that quarter. The expense levels of both companies are based in part on its expectations as to future revenues and to a large extent are fixed. Therefore, the combined company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand in relation to the combined company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the combined company's operating results and on the combined company's ability to achieve profitability. Fluctuations in operating results are likely to result in volatility in the price of the NetManage Common Stock and the FTP Common Stock.

     Based on the foregoing, NetManage and FTP believe that period to period comparisons of results of operations is not necessarily meaningful and should not be relied upon as an indicator of future performance. See "NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     PRODUCT DEVELOPMENT AND COMPETITION. The market for NetManage's and FTP's products is intensely competitive and characterized by rapidly changing technology, evolving industry standards, changes in customers' needs and frequent new product introductions. Particularly, over the past three years, many customers have from time to time delayed purchase decisions due to the confusion in the marketplace at various times during this period relating to rapidly changing technology and product introductions. To maintain or improve its position in this industry, NetManage, FTP and the combined company must continue to successfully develop, introduce and market new products and product enhancements on a timely and cost-effective basis. Any failure NetManage, FTP or the combined company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on their respective businesses, financial conditions and results of operations. The failure by NetManage, FTP or the combined company to develop on a timely basis new products or enhancements incorporating new functionality could cause customers to delay purchase of its products or cause customers to purchase products from its competitors; either situation would adversely affect its business, financial condition and results of operations.

     Because certain of both companies' products incorporate software and other technologies developed and maintained by third parties, both companies are, and the combined company will be, to a certain extent, dependent upon such third parties' ability to enhance their current products, to develop new products that will meet changing customer needs on a timely and cost-effective basis, and to respond to emerging industry standards and other technological changes. There can be no assurance that NetManage, FTP or the combined company would be able to replace the functionality provided by the third party technologies currently offered in conjunction with their respective products if those technologies become unavailable to them or obsolete or incompatible with future versions of their respective market standards. In addition, the ability of NetManage, FTP and the combined company to develop and market new products and product enhancements is dependent upon its ability to attract and retain qualified employees. Any failure by NetManage, FTP or the combined company to anticipate or respond adequately to changes in technology and customer preferences, to develop and introduce new products or product enhancements in a timely fashion, or to retain qualified employees, could have a material adverse affect on their respective business, financial conditions and result of operations. In addition to internal development of new products and technologies, the future success of the combined company may depend on the ability of the combined company to enter into and implement strategic alliances and OEM relationships to develop necessary products or technologies, to expand the combined company's distribution channels or to jointly market or gain market awareness for the combined company's products. There can be no assurance that the combined company will be successful in identifying or developing such alliances and relationships or that such alliances and relationships will achieve their intended purposes.

     Software products as complex as those offered by NetManage and FTP may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by NetManage and FTP and by current and potential customers, errors will not be found in new products and product enhancements after commencement of commercial shipments, which could result in loss of or delay in market acceptance. Such loss or delay could have a material adverse effect on the combined company's business, financial condition and results of operations.

     NetManage's and FTP's networking software products compete with major computer and communications systems vendors, including Microsoft, IBM, Novell, Inc. ("Novell") and Sun Microsystems, Inc. ("Sun") as well as smaller networking software companies, such as Hummingbird Communications Ltd. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name or product recognition and a larger customer base, than either NetManage or FTP. NetManage and FTP also face competition from makers of terminal emulation software such as Attachmate Corporation and Wall Data Incorporated. The market for both companies' products is characterized by significant price competition, and the combined company will face increasing pricing pressures from its current and new competitors in the future. Moreover, given that there are low barriers to entry into the software market and that the market is rapidly evolving and subject to rapid technological change, NetManage and FTP believe that competition will persist and intensify in the future. There can be no assurance that the combined company will be able to provide products that compare favorably with the products of the combined company's competitors or that competitive pressures will not require the combined company to reduce its prices. NetManage has recently experienced price declines for its products, contributing to lower revenues. Any further material reduction in the price of the combined company's products would require the combined company to increase unit sales in order to maintain revenues at existing levels. There can be no assurance that the combined company will be successful in doing so.

     The combined company's competitors could seek to expand their product offerings by designing and selling products using TCP/IP or other technology that could render obsolete or adversely affect sales of the combined company's products. These developments may adversely affect the combined company's sales of its own products either by directly affecting customer purchasing decisions or by causing potential customers to delay their purchases of the combined company's products. Several competitors of NetManage and FTP have developed proprietary networking applications and certain of such vendors, including Novell, provide a TCP/ IP protocol suite in their products at little or no additional cost. In particular, Microsoft has embedded a TCP/ IP protocol suite in its Windows 95 and Windows NT operating systems.

     The competitive pressures described above have resulted in a decrease in sales volumes of, and sales prices for, certain of NetManage's and FTP's products since 1996, have materially adversely affected NetManage's and FTP's results of operations in 1996 and 1997 and FTP's results of operations for the first quarter of 1998, and may have a material adverse effect on NetManage's, FTP's or the combined company's results of operations in the future. See "NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Substantially all of NetManage's and a substantial portion of FTP's net revenues have been derived from the sales of products that provide internetworking applications for the Microsoft Windows environment and are marketed primarily to Windows users. As a result, sales of the combined company's products would be materially adversely affected by market developments adverse to Windows. In addition, the combined company's expected strategy of developing products based on the Windows operating environment is substantially dependent on its ability to gain pre-release access to, and to develop expertise in, current and future Windows developments by Microsoft. No assurance can be given as to the ability of the combined company to successfully provide products compatible with future Windows releases on a timely basis.

     EMPLOYEE RETENTION; DEPENDENCE UPON KEY PERSONNEL. The majority of the combined company's employee workforce will be located in the extremely competitive employment markets of the Silicon Valley and Irvine in California, Haifa, Israel and North Andover, Massachusetts. Competition for qualified personnel in the software industry is intense and there can be no assurance that the combined company will be able to attract and retain a sufficient number of qualified employees. During the latter half of 1996 and through 1997 and 1998, NetManage experienced high attrition at all levels and across all functions of NetManage. The attrition experienced by NetManage was attributable to various factors including, among others, industry-wide demand exceeding supply for experienced engineering and sales professionals. The number of FTP's employees decreased significantly during 1997, both prior to and following its 1997 restructurings, and during the first six months of 1998, as a result both of the restructurings and significant competition for qualified personnel in the industry. FTP believes that this decrease, which resulted in significant turnover in its U.S. sales force, contributed to the decline in FTP's revenues for 1997 and the first quarter of 1998. See "NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     The combined company's future success will depend to a significant degree upon the continued service of NetManage executive officers and other key employees and key employees of FTP, both pending the consummation of the Merger and after the Merger has been completed. It is expected that certain members of senior management of FTP will not continue to serve with the combined company following the Merger. The loss of the services of any of such executive officers or key employees could have a material adverse effect on the combined company's business, financial condition and results of operations. As the business of the combined company grows, it may become increasingly difficult for the combined company to hire, train and assimilate the new employees needed. In addition, it is possible that business changes or uncertainty brought about by the Merger may cause key employees of NetManage or FTP to leave the combined company. The combined company's inability to retain and attract key employees could have a material adverse effect on the combined company's business, financial condition and results of operations.

     MARKETING AND DISTRIBUTION. Historically, both NetManage and FTP have relied significantly on their independent distributors, systems integrators and value-added resellers for certain elements of the marketing and distribution of their products. The agreements in place with these organizations are generally non-exclusive. These organizations are not within the control of the companies, may represent other product lines in addition to those of the companies and are not obligated to purchase products from the companies. There can be no assurance that such organizations will give a high priority to the marketing of the combined company's products, and such organizations may give a higher priority to other products, which may include the products of the combined company's competitors. Actions of this nature by such organizations could result in a lower sales effort applied to the combined company's products and a consequent reduction in the combined company's operating results. The combined company's results of operations can also be materially adversely affected by changes in the inventory strategies of its resellers, which can occur rapidly and in many cases may not be related to end user demand. As part of its strategy to develop distribution channels, NetManage expects to increase its use of indirect distribution channels such as resellers, particularly value added resellers and system integrators, in addition to distributors and original equipment manufacturers. NetManage expects that indirect sales will grow as a percentage of both domestic and total revenues and that any material increase in the combined company's indirect sales as a percentage of revenues will adversely affect the combined company's average selling prices and gross margins due to the lower unit costs that are typically charged when selling through indirect channels. There can be no assurance that the combined company will be able to attract resellers and distributors who will be able to market the combined company's products effectively and will be qualified to provide timely and cost-effective customer support and service.

     PROPRIETARY RIGHTS. NetManage and FTP rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their proprietary rights. However, the basic TCP/IP protocols are non-proprietary and other parties have developed their own versions. Both companies seek to protect their software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of the combined company's products or to obtain and use information that the combined company regards as proprietary. Policing unauthorized use of the combined company's products is difficult, and while NetManage and FTP are unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling their products, NetManage and FTP rely primarily on "shrink-wrap" and "click-wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that NetManage, FTP and the combined company's means of protecting their proprietary rights will be adequate or that their competitors will not independently develop similar technology. In addition, the number of patents applied and granted for software inventions is increasing. Consequently, there is a growing risk of third parties asserting patent claims against NetManage, FTP and the combined company. NetManage has received and NetManage, FTP and the combined company may receive in the future, communications from third parties asserting that its products infringe, or may infringe, the proprietary rights of third parties, seeking indemnification against such infringement or indicating that it may be interested in obtaining a license from such third parties. There can be no assurance that any of such claims would not result in protracted and costly litigation.

     If any claims or actions were to be asserted against NetManage, FTP or the combined company, and it were required to seek a license of a third party's intellectual property, there can be no assurance that it would be able to acquire such a license on reasonable terms or at all, and no prediction can be made about the effect that such license might have on its business, financial condition or results of operations. Should litigation with respect to any such claim commence, such litigation could be extremely expensive and time consuming and could materially adversely affect NetManage's, FTP's or the combined company's business, financial condition and results of operations regardless of the outcome of the litigation.

     GLOBAL MARKET RISKS. NetManage and FTP derived approximately 22% and 41%, respectively, of net revenues from international sales during the year ended December 31, 1997. While NetManage and FTP expect that international sales will continue to account for a significant portion of the combined company's net revenues, there can be no assurance that the combined company will be able to maintain or increase international market demand for the combined company's products or that the combined company's distributors will be able to effectively meet that demand. Risks inherent in both companies' international business activities generally include unexpected changes in regulatory requirements, changes in markets caused by a variety of political, social and economic factors, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, currency exchange rate fluctuations, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, there can be no assurance the recent economic instability in Asia will not result in reduced sales of the combined company's products in that market. There can be no assurance that such factors will not have a material adverse effect on the combined company's future international sales and, consequently, on the combined company's business, financial condition or results of operations.

     An increase in the value of the U.S. dollar relative to foreign currencies would make the combined company's products more expensive and therefore potentially less competitive in those markets. The combined company is expected, to a certain extent, to use price lists denominated in local currencies, and fluctuations in currency exchange rates could have an adverse impact on the combined company's financial results. Because substantially all of the combined company's international sales will be indirect, any material increase in the combined company's international sales as a percentage of total revenue may have an adverse effect on its gross margins due to the lower per unit revenue realized by the combined company on sales through indirect channels. Further, if the size of its international customers and contracts increase, NetManage expects the combined company to transact a greater number of sales in local currencies, with the result that currency exchange rate fluctuations in the future may have an increased effect on the combined company's business, financial condition and results of operations. See "NETMANAGE BUSINESS -- Sales and Marketing" and "FTP BUSINESS -- Sales and Marketing."

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. NetManage and FTP are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commence on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that various laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for NetManage's, FTP's or the combined company's products and increase its cost of doing business or otherwise have an adverse effect on their respective businesses, financial conditions or results of operations. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Further, due to the encryption technology contained in certain of FTP's products, such products are subject to U.S. export controls. There can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not limit the combined company's ability to distribute products outside of the United States or electronically. While FTP takes precautions against unlawful exportation, the global nature of the Internet makes it virtually impossible to effectively control the distribution of the combined company's products. In addition, future federal or state legislation or regulation may further limit levels of encryption or authentication technology. Any such export restrictions, new legislation or regulation or unlawful exportation could have a material adverse effect on NetManage's, FTP's or the combined company's business, financial condition and results of operations.

     RISKS OF FUTURE ACQUISITIONS. In addition to the Merger, NetManage regularly evaluates product and technology acquisition opportunities and anticipates that it may make additional acquisitions in the future if it determines that an acquisition would further its corporate strategy. No assurance can be given that any additional acquisition by the combined company will or will not occur, that if an acquisition does occur that it will not materially and adversely affect the combined company or that any such acquisition will be successful in enhancing the combined company's business. If the operations of an acquired company or business do not meet the combined company's expectations, the combined company may be required to restructure the acquired business or write off the value of some or all of the assets of the acquired business.

     YEAR 2000. NetManage and FTP are aware of the issues associated with the programming code in existing computer systems as the millennium ("year 2000") approaches. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. NetManage and FTP believe that any costs incurred related to year 2000 compliance will not have a material impact on its or the combined company's business, operations or financial condition.

     LITIGATION. Both NetManage and FTP are currently party to class action lawsuits filed by holders of each company's common stock. There can be no assurance that NetManage, FTP or the combined company will be able to prevail in the lawsuits or that adverse outcomes will not result in a material adverse effect on their respective businesses, results of operations or financial conditions. See "NETMANAGE BUSINESS -- Legal Proceedings" and "FTP BUSINESS -- Legal Proceedings."

ANTITAKEOVER EFFECTS OF DELAWARE LAW

     NetManage is subject to the provisions of Section 203 of the Delaware GCL, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     NetManage's Certificate of Incorporation also requires that any action required or permitted to be taken by stockholders of NetManage must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of NetManage may be called only by the NetManage Board of Directors, the Chairman of the Board or the Chief Executive Officer of NetManage. NetManage's Certificate also provides for a classified Board of Directors consisting of three classes of directors. In addition, NetManage's Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Furthermore, directors may be removed without cause only upon a vote of two-thirds of the stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the combined company.

                           NETMANAGE SPECIAL MEETING

PURPOSE OF THE NETMANAGE SPECIAL MEETING

     At the NetManage Special Meeting, the holders of the NetManage Common Stock will consider and vote upon the Share Proposal and the Certificate Amendment Proposal. Although the Delaware GCL and NetManage's Certificate of Incorporation, as amended, do not require NetManage to obtain stockholder approval of the Merger, the rules of the Nasdaq National Market require NetManage to obtain stockholder approval for the Share Proposal because the issuance would be in excess of 20% of the outstanding NetManage Common Stock. Holders of NetManage Common Stock may also consider such other matters as may be properly brought before the NetManage Special Meeting.

     THE NETMANAGE BOARD HAS UNANIMOUSLY APPROVED THE MERGER, THE REORGANIZATION AGREEMENT AND THE CERTIFICATE AMENDMENT PROPOSAL AND UNANIMOUSLY RECOMMENDS THAT NETMANAGE STOCKHOLDERS VOTE FOR THE SHARE PROPOSAL AND THE CERTIFICATE AMENDMENT PROPOSAL. SEE "THE MERGER -- BACKGROUND OF THE MERGER" AND "-- RECOMMENDATION OF THE NETMANAGE BOARD; REASONS FOR THE MERGER" AND "THE CERTIFICATE AMENDMENT PROPOSAL."

RECORD DATE

     The NetManage Board has fixed the close of business on July 13, 1998 as the NetManage Record Date for determining the holders of NetManage Common Stock entitled to notice of and to vote at the NetManage Special Meeting.

QUORUM

     The presence at the NetManage Special Meeting in person or by properly executed proxy of the holders of a majority of the issued and outstanding shares of NetManage Common Stock is necessary to constitute a quorum at the NetManage Special Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present for the transaction of business.

REQUIRED VOTES

     The Share Proposal requires approval by the affirmative vote of the holders of a majority of the votes cast on the proposal at the NetManage Special Meeting. Abstentions are equivalent to negative votes for purposes of approving the Share Proposal. Broker non-votes will not be counted in determining whether the Share Proposal has been approved. The Certificate Amendment Proposal requires the affirmative vote of a majority of the outstanding shares of NetManage Common Stock. Accordingly, abstentions and broker non-votes are equivalent to negative votes for purposes of approving the Certificate Amendment Proposal.

     As of the NetManage Record Date, the directors and executive officers of NetManage beneficially owned as a group approximately 10,706,000 (approximately 24%) of the outstanding shares of NetManage Common Stock and have indicated their intention to vote all of their shares in favor of the Share Proposal and the Certificate Amendment Proposal.

VOTING RIGHTS; PROXIES

     As of the NetManage Record Date, there were 44,209,692 shares of NetManage Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of NetManage Common Stock represented by properly executed proxies received at or prior to the NetManage Special Meeting will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED IN THE PROXIES, SUCH SHARES OF NETMANAGE COMMON STOCK WILL BE VOTED IN FAVOR OF THE SHARE PROPOSAL AND THE CERTIFICATE AMENDMENT PROPOSAL.

     NetManage does not know of any matters other than as described in the accompanying Notice of the NetManage Special Meeting that are to come before the NetManage Special Meeting. If any other matter or matters are properly presented for action at the NetManage Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their judgment, unless such authorization is withheld.

     A holder of NetManage Common Stock giving a proxy pursuant to this proxy solicitation may revoke it at any time before it is exercised by giving a subsequent proxy, delivering to the Secretary of NetManage a written notice of revocation prior to the voting of the proxy at the NetManage Special Meeting, or attending the NetManage Special Meeting and informing the Secretary of NetManage in writing that such stockholder wishes to vote his or her shares in person. However, mere attendance at the NetManage Special Meeting will not in and of itself have the effect of revoking the proxy. If a NetManage Stockholder is not the registered direct holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to vote the shares in person.

     Votes cast by proxy or in person at the NetManage Special Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present.

SOLICITATION OF PROXIES

     The expenses of the respective solicitations for the NetManage and FTP Special Meetings will be borne by NetManage and FTP, respectively; however, NetManage and FTP have agreed to share equally the cost of filing, printing and mailing this Joint Proxy Statement/Prospectus and the forms of proxy to the NetManage Stockholders and the FTP Stockholders. In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of NetManage in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made by NetManage with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares of NetManage Common Stock held of record by such custodians, nominees and fiduciaries, and NetManage will reimburse such custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith. NetManage has retained a proxy solicitation firm, Corporate Investor Communications, Inc., to aid it in the solicitation process. NetManage will pay a fee of $6,000 to such firm, plus hourly fees and expenses.

     THE MATTERS TO BE CONSIDERED AT THE NETMANAGE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE NETMANAGE STOCKHOLDERS. ACCORDINGLY, THE NETMANAGE STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

                              FTP SPECIAL MEETING

PURPOSE OF THE FTP SPECIAL MEETING

     At the FTP Special Meeting, the holders of the FTP Common Stock will consider and vote upon the Merger Proposal and such other matters as may be properly brought before the FTP Special Meeting.

     THE FTP BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE FTP STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL. SEE "THE MERGER -- BACKGROUND OF THE MERGER" AND "-- RECOMMENDATION OF THE FTP BOARD; REASONS FOR THE MERGER."

RECORD DATE

     The FTP Board has fixed the close of business on July 13, 1998 as the FTP Record Date for determining the holders of FTP Common Stock entitled to notice of and to vote at the FTP Special Meeting.

QUORUM

     The presence at the FTP Special Meeting in person or by properly executed proxy of the holders of a majority of the issued and outstanding shares of FTP Common Stock is necessary to constitute a quorum at the FTP Special Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present for the transaction of business at the FTP Special Meeting.

REQUIRED VOTE

     The affirmative vote of a majority of the outstanding shares of FTP Common Stock entitled to vote and present at the FTP Special Meeting, in person or by proxy, is required for approval of the Merger Proposal. Abstentions and broker non-votes will have the effect of votes against the Merger Proposal.

     As of the FTP Record Date, the directors and executive officers of FTP beneficially owned as a group 914,114 (approximately 2.7%) of the outstanding shares of FTP Common Stock and have indicated their intention to vote all of such shares that they have the right to vote in favor of the Merger Proposal. See "THE MERGER -- Interests of Certain Persons in the Merger."

VOTING RIGHTS; PROXIES

     As of the FTP Record Date, there were 34,035,463 shares of FTP Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of FTP Common Stock represented by properly executed proxies received at or prior to the FTP Special Meeting that have not been properly revoked will be voted at the FTP Special Meeting in accordance with the instructions contained therein. IF NO INSTRUCTIONS ARE INDICATED IN THE PROXIES, SUCH SHARES OF FTP COMMON STOCK WILL BE VOTED IN FAVOR OF THE MERGER PROPOSAL.

     FTP does not know of any matters other than as described in the accompanying Notice of the FTP Special Meeting that are to come before the FTP Special Meeting. If any other matter or matters are properly presented for action at the FTP Special Meeting, including, among other things, consideration of a motion to adjourn the FTP Special Meeting to another time and/or place (including without limitation for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their judgment, unless such authorization is withheld.

     A holder of FTP Common Stock giving a proxy pursuant to this proxy solicitation may revoke it (i) by submitting, at any time prior to the vote on the Merger Proposal at the FTP Special Meeting, a later dated proxy with respect to the same shares, (ii) by delivering written notice of revocation to the Clerk of FTP at any time prior to the FTP Special Meeting or (iii) by attending the FTP Special Meeting and voting in person. Mere attendance at the FTP Special Meeting will not in and of itself revoke a proxy. If a FTP Stockholder is not the registered direct holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to be able to vote the shares in person.

     Votes cast by proxy or in person at the FTP Special Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present.

SOLICITATION OF PROXIES

     The expenses of the respective solicitations for the NetManage and FTP Special Meetings will be borne by NetManage and FTP, respectively; however, NetManage and FTP have agreed to share equally the cost of filing, printing and mailing this Joint Proxy Statement/Prospectus and the forms of proxy to the NetManage Stockholders and the FTP Stockholders. In addition to solicitation by mail, directors, officers and employees of FTP may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of FTP will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. FTP will request brokerage firms, fiduciaries and other custodians to forward copies of the proxies and this Joint Proxy Statement/Prospectus to the beneficial owners of shares of FTP Common Stock held of record by them and will reimburse them for their reasonable expenses incurred in forwarding such material. FTP has retained a proxy solicitation firm, Morrow & Company, to aid it in the solicitation process. FTP will pay a fee of $7,000 to such firm, plus hourly fees and expenses, with total costs anticipated to be approximately $20,000.

     THE MATTERS TO BE CONSIDERED AT THE FTP SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE FTP STOCKHOLDERS. ACCORDINGLY, THE FTP STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE. THE FTP STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXIES.

                                   THE MERGER

     This section of this Joint Proxy Statement/Prospectus, as well as the next section of this Joint Proxy Statement/Prospectus entitled "THE REORGANIZATION AGREEMENT," describes certain aspects of the proposed Merger. To the extent that the following description relates to the Reorganization Agreement, or to the other agreements described under "-- Other Agreements" below, it does not purport to be complete and is qualified in its entirety by reference to the Reorganization Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. All stockholders are urged to read the Reorganization Agreement.

GENERAL

     The Reorganization Agreement provides for the merger of Merger Sub with and into FTP. As a result of the Merger, Merger Sub will cease to exist, FTP will become a wholly-owned subsidiary of NetManage, and the former stockholders of FTP will become stockholders of NetManage. FTP will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will retain all of its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises unaffected by the Merger.

     The Reorganization Agreement provides that the Merger will be consummated if the required approvals of the FTP Stockholders and the NetManage Stockholders are obtained and all other conditions to the Merger are satisfied or waived. As a result of the Merger, each outstanding share of FTP Common Stock (other than shares owned by NetManage, FTP or Merger Sub and other than Dissenting Shares, if any) and each associated right granted under the FTP Rights Agreement (other than rights associated with Dissenting Shares) will be converted into the right to receive 0.72767 of a share of NetManage Common Stock, subject to downward adjustment if certain FTP financial tests are not met (as adjusted, the "Exchange Ratio").

     Based upon the outstanding shares of NetManage and FTP as of the NetManage and FTP Record Dates, the former stockholders of FTP immediately prior to the consummation of the Merger would own approximately 36% of the outstanding NetManage Common Stock following consummation of the Merger.

EFFECTIVE TIME

     The Merger will become effective upon the filing of Articles of Merger with the Secretary of The Commonwealth of Massachusetts (the "Effective Time"). The filing of the Articles of Merger will occur as soon as practicable after the latest to occur of the approval of the Merger Proposal by the FTP Stockholders or the approval of the Share Proposal and the Certificate Amendment Proposal by the NetManage Stockholders, subject to the satisfaction or waiver of the other conditions to the consummation of the Merger.

     The Reorganization Agreement may be terminated under certain circumstances. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger" and
"-- Termination."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of FTP Common Stock into the right to receive NetManage Common Stock will occur automatically at the Effective Time. As a result of the Merger, each outstanding share of FTP Common Stock (other than shares owned by NetManage, FTP or Merger Sub and other than Dissenting Shares, if any) and each associated right granted under the FTP Rights Agreement (other than rights associated with Dissenting Shares) will be converted into the right to receive a fraction of a share of NetManage Common Stock equal to the Exchange Ratio. FTP Stockholders will receive cash in lieu of fractional shares of NetManage Common Stock that they would otherwise receive (after aggregating all fractional shares of NetManage Common Stock that would otherwise be received by such holders).

     As soon as practicable after the Effective Time, the Exchange Agent will mail to the holders of certificates formerly representing shares of FTP Common Stock a letter of transmittal in customary form, together with instructions for effecting the surrender of such certificates in exchange for certificates representing NetManage Common Stock. Upon surrender of certificates formerly representing shares of FTP Common Stock to the Exchange Agent and a duly executed letter of transmittal, the holder of such certificates will be entitled to receive in exchange therefor a certificate representing the number of whole shares of NetManage Common Stock that such holder has the right to receive and cash (without interest) in lieu of any fractional share of NetManage Common Stock.

     If any issuance of certificates representing shares of NetManage Common Stock in exchange for certificates formerly representing shares of FTP Common Stock is to be made to a person other than the holder in whose name such shares are registered at the Effective Time, such certificates must be properly endorsed or otherwise in proper form for transfer and the FTP Stockholder requesting such issuance must establish to the satisfaction of NetManage that any applicable transfer tax has been paid or is not payable.

     After the Effective Time, there will be no further transfers of FTP Common Stock on the stock transfer books of FTP. If a certificate formerly representing FTP Common Stock is presented for transfer after the Effective Time, it will be canceled and exchanged for a certificate representing the appropriate number of full shares of NetManage Common Stock and cash in lieu of fractional shares and any dividends and distributions with respect to NetManage Common Stock with a record date after the Effective Time.

     After the Effective Time and until surrendered, certificates formerly representing shares of FTP Common Stock will be deemed for all corporate purposes, other than the payment of dividends and distributions, to evidence ownership of the number of full shares of NetManage Common Stock into which such shares of FTP Common Stock were converted at the Effective Time. No dividends or other distributions, if any, payable to holders of NetManage Common Stock will be paid to the holders of any certificates for shares of FTP Common Stock until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions which shall have become payable with respect to NetManage Common Stock in respect of a record date after the Effective Time will be paid to the holder of record of the shares of NetManage Common Stock represented by the certificate issued in exchange therefor, without interest. See "THE REORGANIZATION AGREEMENT -- Exchange of Certificates and Merger Consideration."

     FTP STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. FTP STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER

     During 1996 and 1997, FTP significantly realigned and restructured its operations, divesting and disposing of non-key business units and product lines, and re-focusing its strategies on the development, marketing, sale and support of PC connectivity applications and actively investing in new products such as its OnWeb and OnNet Host solutions. See "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." During this period, FTP also determined that creating economies of scale, addressing FTP's continuing cost structure pressures and pursuing greater opportunities for its newer products through strategic business acquisitions or combinations were strategic alternatives that needed to be actively explored.

     After extensive evaluation of FTP's operational status and prospects after its July 1997 restructuring, management of FTP discussed with the FTP Board, at a meeting held on December 19, 1997, the desirability of re-examining the strategic alternatives available to FTP, including both alternative business strategies for continuing to operate on a stand-alone basis and the possibility of entering into a strategic business combination, and the advisability of retaining a financial advisor to assist FTP in such examination. In January 1998, FTP formally retained Cowen to act as FTP's financial advisor in connection with its examination of strategic alternatives. From January 9 until January 22, 1998, Cowen contacted seven third parties regarding the possibility of a strategic combination, such parties having been identified by FTP with the assistance of Cowen as being those that would most likely consider such a transaction based on the complementary nature of their businesses. Of those seven parties, four, including NetManage, indicated preliminary interest and a desire for a face to face meeting. From February 10 to February 13, 1998, members of FTP's management and representatives of Cowen met with representatives from all four companies, two of which (including NetManage) expressed interest in pursuing further discussions.

     Zvi Alon, Chief Executive Officer of NetManage, and Glenn C. Hazard, Chief Executive Officer of FTP, first met to discuss a potential strategic transaction on February 13, 1998. On February 17, 1998, Messrs. Alon and Hazard, together with other members of management of both companies and a representative of Cowen, held a more extensive meeting to discuss the business opportunities of each company and the potential synergies that could result from a strategic transaction. In addition, at this meeting, the parties reviewed each company's current and future product offerings, potential reasons for a strategic transaction and employee matters and financial information regarding both companies. Management of FTP had held a similar meeting with the second interested party on February 16, 1998. At a telephonic meeting of the FTP Board held on February 18, 1998, FTP management updated the Board with respect to the results of their contacts with potential strategic partners and the discussions with the two parties interested in pursuing discussions further. The FTP Board directed management to continue to pursue discussions with both interested parties.

     Throughout the remainder of February 1998, FTP management held a number of discussions with both NetManage and the second interested party to explore potential synergies and operational issues associated with a business combination. At a meeting of the FTP Board held on February 27, 1998, FTP management reported on the status of its discussions with the two interested parties, and representatives of Cowen reviewed certain preliminary financial analyses with the Board and the results of the efforts of management and Cowen to contact potential partners for a strategic combination. After discussing such reports, the FTP Board directed management to continue discussions with both NetManage and the second interested party.

     Throughout the month of March 1998, FTP's management participated in negotiations and due diligence with the second interested party regarding a possible business combination. Those negotiations were terminated by the other party on March 30, 1998. Later that day, Mr. Hazard contacted Mr. Alon to continue discussions about a possible business combination with NetManage. At a meeting of the FTP Board held on April 1, 1998, FTP's management apprised the Board that the negotiations with the second interested party had been terminated and that management was continuing discussions with NetManage. The FTP Board directed management to continue discussions with NetManage regarding a possible business combination with that company.

     On April 2, 1998, meetings were held in Cupertino among Messrs. Alon and Hazard, Gary Anderson, Senior Vice President and Chief Financial Officer of NetManage, and James A. Tholen, Senior Vice President, Chief Operating Officer and Chief Financial Officer of FTP. At this meeting, the parties discussed valuation methods for FTP and potential valuations. The parties followed up with meetings on April 7 and 8, 1998, in Cupertino, at which potential transaction structures were discussed and accounting consequences were reviewed. At this meeting, representatives of Cowen were also present.

     At a meeting of the FTP Board held on April 10, 1998, FTP management updated the Board regarding the status of discussions with NetManage, and discussed with the Board the possible synergies associated with a potential combination with NetManage, following which the Board authorized management to continue such discussions further.

     On April 16, 1998, members of management of both companies held a meeting in Cupertino to further discuss potential synergies that could result from a strategic transaction. Also at this meeting, the parties shared additional financial data and information regarding personnel, major customers and other legal and business matters. Discussions continued in San Francisco, California on April 19 and 20, 1998. Following these meetings, FTP and NetManage entered into a nonsolicitation agreement dated as of April 22, 1998 pursuant to which FTP agreed not to solicit or engage in negotiations with other parties regarding a potential business combination for a period of one month.

     At a meeting of the FTP Board held on April 28, 1998, FTP management reviewed with the FTP Board FTP's operational status, strategies and prospects and made a presentation to the Board on the considerations regarding a business combination with NetManage versus other strategic alternatives. Also present at the meeting were representatives from Cowen, who reviewed with the FTP Board certain preliminary financial analyses with respect to the possible business combination, and outside legal counsel to FTP. The FTP Board directed management to continue the negotiations with NetManage regarding the financial terms of the potential transaction.

     The parties met again on April 29 and 30, 1998 in San Francisco, at which meeting management of each company continued to review the benefits and potential risks of the proposed Merger. The parties at this time discussed issues relating to a draft reorganization agreement.

     The NetManage Board held a special meeting on May 7, 1998 for the purpose of discussing the proposed transaction. NetManage management and legal counsel also attended the meeting and gave presentations to the NetManage Board.

     On May 13, 1998, a meeting was held in San Francisco between senior management of NetManage and FTP at which the financial terms of the potential transaction were discussed. The parties held a meeting the next day that included legal representatives of each party at which specific issues concerning the terms of the reorganization agreement were discussed. Following those meetings, from May 13, 1998 through June 12, 1998, representatives of NetManage and FTP held various meetings by telephone conference call to discuss definitive agreement issues.

     At a meeting of the FTP Board held on June 10, 1998, members of FTP management reviewed with the Board and outside legal counsel to FTP the actual year-to-date and anticipated business results for FTP for 1998, the business and strategic position of FTP and the available strategic alternatives for FTP, including the potential merger with NetManage, the principal terms of the Merger, the possible risks, benefits and synergies associated with the Merger and the results of their due diligence investigations. Representatives of Cowen made a presentation regarding certain financial and valuation analyses relating to the proposed Merger. The FTP Board met again on June 11, 1998, at which time FTP management and outside counsel to FTP reviewed with the FTP Board the final principal terms of the Reorganization Agreement, and representatives of Cowen, participating by telephone, orally delivered Cowen's opinion to the Board, subsequently confirmed in writing, that, as of June 12, 1998 and based upon and subject to certain matters stated in such opinion, the financial terms of the Merger were fair, from a financial point of view, to the holders of the FTP Common Stock. After consideration of the presentations delivered on that and the previous day and other factors, the FTP Board unanimously approved the Reorganization Agreement and the Merger, concluding that the Merger was fair to and in the best interests of FTP and its stockholders.

     On June 12, 1998, NetManage's Board held a special meeting at which the terms of the Reorganization Agreement as negotiated to date were discussed at length. Members of NetManage's senior management, legal counsel and CIBC Oppenheimer, financial advisor to NetManage, discussed various aspects of the proposed transaction. In particular, CIBC Oppenheimer reviewed with the NetManage Board the financial analyses described under "-- Opinion of NetManage Financial Advisor." After these discussions, CIBC Oppenheimer rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of June 12, 1998 and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the existing holders of NetManage Common Stock. The NetManage Board then voted unanimously (i) to approve, subject to resolution of certain due diligence and transaction issues, the issuance of shares of NetManage Common Stock to FTP Stockholders in the Merger, the Reorganization Agreement, the Certificate Amendment and related documents to the transaction as presented to them and (ii) to recommend that the NetManage stockholders vote to approve the Share Proposal and the Certificate Amendment Proposal. A subsequent NetManage Board meeting was held on June 14, 1998, at which management of NetManage and its legal counsel updated the Board on the status of the transactions. The NetManage Board authorized management to proceed with executing the definitive Reorganization Agreement.

     The Reorganization Agreement was executed by all parties on June 15, 1998 and a joint public announcement of the proposed transaction was made on such date. The Reorganization Agreement was subsequently amended on June 30, 1998 and July 14, 1998.

RECOMMENDATION OF THE NETMANAGE BOARD; REASONS FOR THE MERGER

     The NetManage Board has unanimously determined that the terms of the Reorganization Agreement and the Merger are fair to, and in the best interests of, the NetManage Stockholders. Accordingly, the NetManage Board has unanimously approved the Reorganization Agreement, the Merger and the Certificate

Amendment Proposal and unanimously recommends that the NetManage Stockholders vote FOR approval of the Share Proposal and the Certificate Amendment Proposal. In reaching its determination, the NetManage Board consulted with NetManage's management, as well as its legal counsel, accountants and financial advisor, and gave significant consideration to a number of factors bearing on its decision. The following are reasons the NetManage Board believes the Merger will be beneficial to NetManage and its stockholders:

     - The Merger would help broaden NetManage's product and service offerings for new and existing enterprise customers by adding additional UNIX connectivity and host connectivity products to NetManage's product line. By expanding its product line, NetManage expects to serve as a single source supplier of advanced PC and Web-based connectivity solutions.

     - The Merger could result in cost savings through the integration of the respective companies' operations.

     - The Merger could enhance NetManage's ability to implement a strategy of growth through acquisition, as well as to develop and acquire technologies, by making available the business and financial resources of a larger combined business enterprise.

     - As a result of FTP's current sales channels, NetManage would enhance its domestic and international distribution capabilities including resellers, OEMs and indirect, telesales and direct sales forces.

     - The Merger would increase NetManage's customer base.

     - The NetManage Board believes that there is a significant potential enhancement of the strategic and market position of the combined entity beyond that achievable by NetManage alone.

     In addition to the reasons set forth above, in the course of its deliberations concerning the Merger, the NetManage Board consulted with NetManage's legal and financial advisors as well as NetManage's management, and reviewed a number of other factors relevant to the Merger, including:

     - Information concerning the business, assets, operations, properties, management, financial condition, operating results, competitive position and prospects of NetManage and FTP;

     - The historical market prices and trading information with respect to the NetManage Common Stock and the FTP Common Stock;

     - The expected tax and accounting treatment of the Merger;

     - Reports from legal and financial advisors on specific terms of the Reorganization Agreement; and

     - The opinion of CIBC Oppenheimer dated June 12, 1998 to the effect that, as of such date and based upon and subject to certain matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to the existing holders of NetManage Common Stock.

     The NetManage Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

     - The possibility of management disruption associated with the Merger and the risk that key technical and management personnel of FTP might not continue with FTP or NetManage;

     - The potential short term negative impact on NetManage's financial performance;

     - The possibility that the Merger might adversely affect FTP's or NetManage's relationships with certain of its customers both during the pendency and following completion of the Merger and in the event the Merger is not consummated; and

     - The risk that the potential benefits of the Merger might not be realized.

     The NetManage Board concluded, however, that the benefits of the transaction to NetManage and its stockholders outweighed the risks associated with the foregoing factors.

     The foregoing discussion of the information and factors considered by the NetManage Board is not intended to be exhaustive but is believed to include all material factors considered by the NetManage Board. In view of the wide variety of information and factors, both positive and negative, considered, the NetManage Board did not find it practical to, and did not, quantify or otherwise assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE FTP BOARD; REASONS FOR THE MERGER

     The FTP Board has unanimously determined that the terms of the Reorganization Agreement and the Merger are fair to, and in the best interests of, FTP and its stockholders. Accordingly, the FTP Board has unanimously approved the Merger and the Reorganization Agreement and unanimously recommends that the FTP Stockholders vote FOR the Merger Proposal. In reaching its determination, the FTP Board consulted with FTP's management, as well as its legal counsel and financial advisor, and gave significant consideration to a number of factors bearing on its decision.

     The following are reasons that the FTP Board believes the Merger will be beneficial to FTP and its stockholders.

     - By combining with NetManage, FTP believes its ability to exploit the market opportunities for its OnWeb and OnNet for multi-user NT product families is significantly enhanced as a result of the availability of the financial and operational resources of a larger combined company to invest in the development, marketing and sale of such products.

     - The Merger is expected to enable the combined company to offer a broad range of solutions in the IP, SNA and Web-to-host applications market segments, and to expand the market presence for FTP's products. The combined company would have the potential to address customers' desires for a single source supplier for these key applications.

     - The ability to leverage NetManage's current North American sales channels, including its resellers, OEMs and indirect, telesales and direct sales forces, would help achieve a more balanced and productive sales model for FTP's products.

     - The integration of both companies' OEM businesses would position the combined company to provide a market leading OEM supplier business, providing IP-, SNA- and Web-based technologies and products to key technology partners worldwide.

     - The Merger would provide the combined company with the ability to implement a strategy of growth through acquisition, as well as to develop and acquire technologies, by making available the business and financial resources of a larger combined business enterprise.

     - The Merger would result in significant economies of scale and assist in addressing cost structure pressures facing FTP, particularly in the general and administrative and sales and marketing expense areas.

     - The Merger would increase the potential for enhanced liquidity for FTP Stockholders through their ownership of NetManage Common Stock, due to NetManage's greater market capitalization.

     The FTP Board also reviewed and considered the strategic alternatives for FTP in the absence of the Merger and the effect that pursuing such alternatives separately would likely have on FTP. Those alternatives included: "stand-alone" strategies of either incrementally reducing costs in order to address overall cost structure pressures facing FTP or substantially reducing the size of FTP's organization to concentrate on the OnWeb Web-to-host and multi-user NT market opportunities; and pursuing business combinations or strategic relationships with other industry participants. The stand-alone strategies were not pursued because the FTP Board believed that the Merger would offer a higher likelihood of success and greater potential appreciation than continuing on a stand-alone basis. Strategic business combinations or other relationships with third parties were not further pursued because FTP believed it was unlikely that it would locate other potential business partners based on its inquiries described above under "-- Background of the Merger."

     In the course of its deliberations, the FTP Board reviewed with FTP's management, as well as FTP's legal and financial advisors, a number of additional factors relevant to the Merger, including, among other things:

     - information concerning NetManage's and FTP's respective businesses, prospects, historical financial performances and conditions, operations, technologies, product mixes, customer mixes and future product development plans;

     - the comparative historical market prices, volatility and trading information with respect to the FTP Common Stock and the NetManage Common Stock;

     - the consideration to be received by the FTP Stockholders in the Merger and the relationship between the market value of the shares of NetManage Common Stock to be issued in exchange for the FTP Common Stock and the market value of the FTP Common Stock;

     - a comparison of comparable merger transactions;

     - the terms of the Reorganization Agreement regarding FTP's right to consider and negotiate other acquisition proposals in certain circumstances as well as the possible effects of the termination fee of $3.1 million that would be payable by FTP to NetManage in the event of certain terminations of the Reorganization Agreement (see "THE REORGANIZATION AGREEMENT -- Termination Fees");

     - an analysis of the relative value that FTP might contribute to the future business and prospects of the combined company;

     - the expected tax and accounting treatment of the Merger;

     - reports from FTP's management, accountants and legal advisors as to the results of their due diligence investigations of NetManage; and

     - the opinion of Cowen that, as of June 12, 1998 and based upon and subject to certain matters stated in such opinion, the financial terms of the Merger are fair to the FTP Stockholders from a financial point of view and Cowen's presentations of its financial analyses underlying such opinion.

     The FTP Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including, among other things:

     - the potential loss of revenues to FTP and to the combined company as a result of confusion in the marketplace and the time required to consummate the Merger, and the possible exploitation of such confusion and timing by competitors of FTP and the combined company;

     - the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the combined company, the combined company may not be able to retain key technical, sales and management personnel of FTP or NetManage;

     - the substantial accounting charges and related cash requirements expected to be incurred in connection with the Merger;

     - the risk that the combined company's ability to increase or maintain revenue might be diminished by product transitions, loss of personnel or other factors resulting from the Merger;

     - the risk that the benefits sought to be achieved by the Merger would not be achieved;

     - the risk that the litigation against NetManage described under "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined
       Company -- Litigation" could be resolved adversely; and

     - other risks described above under "RISK FACTORS."

     In view of the wide variety of factors, both positive and negative, considered by the FTP Board, the FTP Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, the FTP Board unanimously determined that the Merger is fair to and in the best interests of FTP and its stockholders.

OPINION OF NETMANAGE'S FINANCIAL ADVISOR

     NetManage retained CIBC Oppenheimer to render a fairness opinion to the NetManage Board in connection with the Merger. On June 12, 1998, CIBC Oppenheimer delivered its written opinion to the NetManage Board that, as of the date of such opinion and based upon and subject to certain matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to the existing holders of NetManage Common Stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF CIBC OPPENHEIMER, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS OF ITS REVIEW, IS ATTACHED HERETO AS ANNEX B-1 AND IS INCORPORATED HEREIN BY REFERENCE. CIBC OPPENHEIMER'S OPINION WAS PREPARED FOR THE NETMANAGE BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO, FROM A FINANCIAL POINT OF VIEW, TO THE EXISTING HOLDERS OF NETMANAGE COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF NETMANAGE AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NETMANAGE SPECIAL MEETING. CIBC OPPENHEIMER WAS NOT REQUESTED TO AND DID NOT MAKE ANY RECOMMENDATION TO THE NETMANAGE BOARD AS TO THE FORM OR AMOUNT OF CONSIDERATION TO BE PAID IN THE MERGER, WHICH WAS DETERMINED THROUGH ARMS' LENGTH NEGOTIATIONS BETWEEN NETMANAGE AND FTP. CIBC OPPENHEIMER'S OPINION DOES NOT CONSTITUTE AN OPINION AS TO THE PRICE AT WHICH NETMANAGE COMMON STOCK WILL ACTUALLY TRADE AT ANY TIME. THE SUMMARY OF CIBC OPPENHEIMER'S OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. NETMANAGE STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, CIBC Oppenheimer reviewed, among other things, (i) a draft of the Reorganization Agreement, (ii) the Annual Report on Form 10-K of NetManage for the fiscal year ended December 31, 1997, (iii) the Proxy Statement, for NetManage, dated April 9, 1998, (iv) the Annual Report on Form 10-K of FTP for the fiscal year ended December 31, 1997, (v) the Proxy Statement, for FTP, dated April 27, 1998, (vi) certain other communications from NetManage and FTP, (vii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of FTP and NetManage, and (viii) certain internal financial analyses and forecasts for NetManage and FTP prepared by their respective managements. CIBC Oppenheimer also held discussions with members of the senior managements of NetManage and FTP regarding the past and current business operations, financial condition and future prospects of their respective companies and the strategic implications and operational benefits anticipated to result from the Merger. In addition, CIBC Oppenheimer reviewed the reported price and trading activity for the shares of NetManage and FTP, compared certain financial and stock market information for NetManage and FTP with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the PC connectivity industry and performed such other studies and analyses as it considered appropriate including an assessment of general economic, market and monetary conditions.

     CIBC Oppenheimer relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by CIBC Oppenheimer for purposes of its opinion. With respect to financial forecasts and other information as provided or otherwise discussed, CIBC Oppenheimer assumed, at the direction of NetManage and of FTP, that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NetManage and of FTP as to the expected future financial performance of NetManage and of FTP. CIBC Oppenheimer has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NetManage or of FTP nor did CIBC Oppenheimer make a physical inspection of all of the properties or assets of NetManage or FTP. CIBC Oppenheimer also assumed, with the consent of NetManage, that the Merger will be accounted for as a "pooling of interests" under generally accepted accounting principles. CIBC Oppenheimer's opinion is based upon financial conditions, stock market and other conditions and circumstances existing and disclosed as of the date of its opinion, and on the information made available to CIBC Oppenheimer by NetManage and FTP as of such date, and on the review and analyses conducted by CIBC Oppenheimer as of such date, and CIBC Oppenheimer does not have any obligation to update, revise or affirm its opinion.

     The following is a summary of the significant financial analyses used by CIBC Oppenheimer in connection with providing its written opinion to NetManage's Board on June 12, 1998, attached hereto as Annex B-1.

     COMPARABLE COMPANY ANALYSIS. Using publicly available information, CIBC Oppenheimer compared certain financial data and multiples of income statement parameters of certain other publicly traded companies deemed to be generally comparable to FTP and NetManage. Such companies (the "Comparable Companies") were used in this analysis because they were deemed by CIBC Oppenheimer to operate in the same general industry sector (PC connectivity) as NetManage and FTP. Financial data compared included, among other things, market capitalization, enterprise value (defined as market capitalization plus debt less excess cash), sales, earnings before interest and taxes ("EBIT" or "Operating Income"), net income, earnings per share ("EPS"), gross margin, EBIT margin, historical sales and EPS growth and projected EPS and EPS growth rates. Multiples compared included enterprise value to sales, enterprise value to EBIT, and price per share to actual and projected EPS. Projected EPS for the Comparable Companies were based upon the consensus published estimates of securities analysts, while the projected EPS for NetManage and FTP were based upon estimates from the managements of NetManage and FTP.

     The Comparable Companies used by CIBC Oppenheimer in its analysis were NetManage, Computer Network Technology Corporation, Hummingbird Communications Ltd., Network Computing Devices, Inc., Simware, Inc. and Wall Data Incorporated.

     Such analysis indicated that the Comparable Companies traded in (i) a range of 0.4x to 2.5x (with an average value of 1.4x) of enterprise value to sales for the trailing 12 months ("TTM") ended March 31, 1998 (TTM period ending January 31, 1998 in the case of Simware, Inc.), (ii) a range of 0.3x to 2.1x (with an average value of 1.2x) of enterprise value to sales for the projected 1998 calendar year, and (iii) a range of 11.7x to 52.1x (with an average value of 23.8x) of price per share to projected calendar year 1998 EPS. Based upon historical and projected financial results for FTP, the above analyses resulted in a range of values of $2.18 to $3.17 per share for FTP. CIBC Oppenheimer noted that the price per share for FTP contemplated by the Exchange Ratio of 0.72767 was within this range of values.

     Although CIBC Oppenheimer used the Comparable Companies for comparison purposes, none of such companies is identical to NetManage or FTP. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financing and operating characteristics of the Comparable Companies, NetManage and FTP and other factors that could affect the public trading value of the Comparable Companies. Mathematical analysis such as determining the average is not in itself a meaningful method of using Comparable Company data.

     COMPARABLE TRANSACTION ANALYSIS. CIBC Oppenheimer analyzed the multiples of certain income statement parameters implied by the consideration paid in nine completed merger and acquisition transactions since August 1993 involving companies deemed by CIBC Oppenheimer to operate in the same general industry sector as FTP. To the extent information was publicly available for these transactions, multiples analyzed included equity value (defined as the total price paid for all equity securities of a company) to either TTM or the most recent fiscal year results for net income. In addition, multiples were also analyzed based on enterprise value (defined as transaction value plus debt less excess cash) to either the most recent fiscal year or TTM results for sales, EBIT and earnings before interest, taxes, depreciation and amortization ("EBITDA"). The transactions analyzed included the following companies (target/acquirer): Apertus Technologies Incorporated/Computer Network Technology Corporation; Network Software Associates, Inc. ("NetSoft")/NetManage; Vertisoft Systems, Inc./Quarterdeck Corporation; Limbex Corporation/ Quarterdeck Corporation; TGV Software, Inc./Cisco Systems, Inc.; Datastorm Technologies, Inc./ Quarterdeck Corporation; Beame & Whiteside Software Inc./Hummingbird Communications Ltd.; Brixton Systems, Inc./Computer Network Technology Corporation; and Capella Systems, Inc./Wall Data Incorporated.

     Apertus, NetSoft, TGV and Beame & Whiteside were deemed the most comparable transactions to the FTP/NetManage Merger contemplated herein and as such were assigned to a selected company grouping which was given the most weight in the Comparable Transaction Analysis. Such analysis, based on the selected company grouping TTM performance results (most recent fiscal year end in the case of Beame & Whiteside) indicated transaction multiples in (i) a range of 0.6x to 3.1x (with an average value of 1.7x) of enterprise value to sales,
(ii) a range of 10.1x to 18.8x (with an average value of 14.5x) of enterprise value to TTM EBITDA, (iii) a range of 18.1x to 26.5x (with an average value of 22.3x) of enterprise value to TTM EBIT, and (iv) a range of 26.3x to 40.2x (with an average value 33.3x) of equity value to TTM net income. The above analyses resulted in a range of values of $2.24 to $3.92 per share for FTP. CIBC Oppenheimer noted that the price per share for FTP contemplated by the Exchange Ratio was below this range of values.

     No company or transaction used in the analysis described above was directly comparable to FTP or the proposed transaction. Accordingly, the analysis of the results of the foregoing involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value of the companies to which FTP is being compared. Mathematical analysis such as determining the average is not in itself a meaningful method of using Comparable Transaction data.

     DISCOUNTED CASH FLOW ANALYSIS. CIBC Oppenheimer performed discounted cash flow analyses of the projected after-tax cash flows of FTP on a stand-alone basis for the years of 1998 through 2002. In performing these discounted cash flow analyses, the stream of projected after-tax FTP cash flows were discounted back to June 30, 1998 using discount rates between 20% and 30%. To estimate the terminal value of FTP, CIBC Oppenheimer applied terminal multiples of between 0.75x and 1.25x TTM revenues at the end of calendar year 2002, and discounted such terminal values back to June 30, 1998, at the same discount rates described above. As part of its analysis CIBC Oppenheimer considered: FTP's current net cash balances and shares and options outstanding and relied on internal projections of future earnings developed by FTP's management for the fiscal years ending December 31, 1998 and 1999; working capital assumptions and capital requirements based upon historical ratios, business growth rates and FTP's management's input; and extrapolations, based on input from FTP's management, of those projections for the fiscal years ending December 31, 2000, 2001 and 2002. The above analysis was used to determine a range of values per share of $2.13 to $2.70 for FTP. CIBC Oppenheimer noted that the price contemplated by the Exchange Ratio was within this range of values.

     COMMON STOCK TRADING HISTORY AND RATIO ANALYSIS. CIBC Oppenheimer reviewed the trading activity, including prices and volume of the FTP Common Stock and the NetManage Common Stock for certain periods since each company's initial public offering. With respect to FTP, CIBC Oppenheimer noted that, over the 12 months prior to June 10, 1998, its high stock trading price was $5.44 and its low stock trading price was $1.56. CIBC Oppenheimer also noted that in the one-month period prior to June 10, 1998, FTP's average daily closing stock price was $2.64. With respect to NetManage, CIBC Oppenheimer noted that over the last year its high stock trading price was $4.94 and its low stock trading price was $2.19. CIBC Oppenheimer also noted that in the one-month period prior to June 10, 1998, NetManage's average daily closing stock price was $3.42. In addition, CIBC Oppenheimer compared the relative performance of the FTP Common Stock and NetManage Common Stock with the performance of the Nasdaq Composite Index over the last 12 months and over the last six months prior to June 10, 1998.

     CIBC Oppenheimer also computed the average ratio of the daily closing stock price per share of FTP Common Stock to the daily closing stock price per share of NetManage Common Stock. This analysis indicated that the average ratio of FTP Common Stock to the daily closing stock price per share of NetManage Common Stock was 0.7818, 0.7991 and 0.7566 over the periods of 30 days, 90 days and 180 days respectively, prior to June 10, 1998. The Exchange Ratio of 0.72767 represents a discount of 6.92%, 8.94% and 3.83%, respectively, to these ratios.

     VALUATION OF NETMANAGE. CIBC Oppenheimer analyzed the relative valuation of NetManage versus the group of Comparable Companies described above (excluding NetManage) and FTP and completed a discounted cash flow analysis using similar methodologies and assumptions as previously described for FTP. Based upon historical and projected financial results developed with input and in conjunction with NetManage's management, the above analyses resulted in a range of values of $2.56 to $3.33 per share for NetManage on a stand-alone basis. CIBC Oppenheimer noted that $3.03, the closing price for NetManage Common Stock on June 10, 1998, was within this range of values.

     PRO FORMA TRANSACTION AND CONTRIBUTION ANALYSIS. CIBC Oppenheimer also analyzed certain pro forma financial information of the combined company resulting from the Merger. This analysis was based upon the aforementioned internal financial analyses and forecasts for NetManage and FTP as stand-alone entities and adjustments developed by the management of FTP and NetManage for revenue reductions and cost savings that might be realized as a result of the integration of FTP's operations into NetManage's organization. Based upon NetManage's closing stock price of $3.03 on June 10, 1998, such analyses indicated that as compared to the estimated EPS of NetManage as a stand-alone entity the EPS for the pro forma combined company would increase by 107.9% in calendar year 1999 (the first full year of operations as a combined entity) and decrease by 64.4% (excluding non-recurring charges) in calendar year 1998.

     CIBC Oppenheimer also reviewed certain historical and projected financial results, selected balance sheet items and certain market valuation measures to assess the respective contributions of NetManage and FTP to the combined company. Such analysis indicated that assuming no cost savings or revenue adjustments were realized, FTP would contribute approximately (i) 40.2% and 41.2% of estimated pro forma sales of the combined company in 1998 and 1999, respectively, (ii) 35.6% of estimated pro forma net income of the combined company in calendar year 1999, (iii) 35.1% of the equity value based on the FTP and NetManage stock prices on June 10, 1998 and (iv) 42.3% of stockholders' equity. The above pro forma contributions by FTP to the combined company's projected operating results compare favorably to the approximately 36% ownership position that the current holders of the FTP Common Stock are anticipated to have in the combined company pursuant to the Merger.

     CIBC Oppenheimer also completed a discounted cash flow analysis for the pro forma combined company based upon the aforementioned internal financial analyses and forecasts for NetManage and FTP as stand-alone entities and adjustments developed by the managements of FTP and NetManage for revenue reductions and cost savings that might be realized as a result of the integration of FTP's operations into NetManage's organization. CIBC Oppenheimer used these adjusted financials to determine the projected after-tax cash flows of the combined entity for each of the years from 1998 through 2002. These projected after-tax cash flows were used in the discounted cash flow analysis and were discounted back to June 30, 1998 using discount rates between 20% and 30%. To estimate the terminal values of the combined entity, CIBC Oppenheimer applied terminal multiples of between 1.0x and 2.0x TTM revenue at the end of calendar year 2002, and discounted such terminal values back to June 30, 1998, at the same discount rates described above. The above analysis was used to determine a range of values per share of $4.37 to $5.67 for the combined entity. These values represent premiums over the NetManage stock price of $3.03 as of June 10, 1998 of 44.2% and 87.1%, respectively.

     The summary set forth above describes the principal elements of CIBC Oppenheimer's analyses but does not purport to be a complete description of the analyses performed by CIBC Oppenheimer. The preparation of a fairness opinion is a complex analytical process and involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, an opinion is not necessarily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighting of the results of individual analyses performed, but requires CIBC Oppenheimer to exercise its professional judgment in considering a wide variety of analyses taken as a whole. CIBC Oppenheimer did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its fairness determination. Rather, in arriving at its determination, CIBC Oppenheimer considered each analysis in light of the other analyses and ultimately reached its opinion based on the results of all analyses taken as a whole. Each of the analyses performed by CIBC Oppenheimer was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Accordingly, notwithstanding the separate factors summarized above, CIBC Oppenheimer's analyses should be considered as a whole and selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create a misleading or incomplete view of processes underlying CIBC Oppenheimer's opinion. No company or transaction used in the above analysis for comparison is identical to FTP or NetManage or the contemplated transaction and, accordingly, an analysis of the results of the foregoing is not purely quantitative. The analyses were prepared solely for purposes of CIBC Oppenheimer's providing its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the existing holders of NetManage Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. In its analyses, CIBC Oppenheimer made numerous assumptions with respect to FTP, NetManage, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NetManage and FTP. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of NetManage, FTP or CIBC Oppenheimer or any other person assumes responsibility if future results are materially different from those forecast. As described above, CIBC Oppenheimer's opinion to the NetManage Board was one of many factors taken into consideration by the NetManage Board in making its determination to approve the Reorganization Agreement and should not be considered as determinative of such decision. The foregoing summary does not purport to be a complete description of the analysis performed by CIBC Oppenheimer and is qualified by reference to the written opinion of CIBC Oppenheimer set forth in Annex B-1 hereto.

     CIBC Oppenheimer, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. NetManage selected CIBC Oppenheimer as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and its familiarity with NetManage and FTP. In the ordinary course of business, CIBC Oppenheimer and its affiliates may actively trade the securities of NetManage and FTP for their own account or for the account of customers, and accordingly, may at any time hold a long or short position in such securities. CIBC Oppenheimer has performed investment banking services for NetManage in the past and has received customary compensation for such services.

     Pursuant to a letter agreement dated May 8, 1998 (the "CIBC Oppenheimer Engagement Letter"), NetManage engaged CIBC Oppenheimer to render certain financial advisory and investment banking services in connection with a proposed transaction with FTP. Pursuant to the terms of the CIBC Oppenheimer Engagement Letter, NetManage agreed to pay CIBC Oppenheimer a fee of $200,000 upon delivery of its written opinion to the NetManage Board and to reimburse CIBC Oppenheimer for its out-of-pocket expenses (including fees and expenses of its counsel) incurred in connection with its engagement. Such fee was not conditioned on the outcome of CIBC Oppenheimer's opinion or whether or not such opinion was deemed to be favorable. In addition, NetManage has agreed to indemnify CIBC Oppenheimer against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its services in connection with the proposed transaction with FTP.

OPINION OF FTP'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated January 12, 1998 (the "Cowen Engagement Letter"), the Board of Directors of FTP retained Cowen to act as FTP's financial advisor in connection with FTP's examination of strategic alternatives. As part of this assignment, Cowen was asked to render an opinion to the FTP Board as to the fairness, from a financial point of view, to the holders of the FTP Common Stock of the financial terms of the Merger. The FTP Board selected Cowen to act as FTP's financial advisor, and to render an opinion to the Board, because Cowen is a nationally recognized investment banking firm and because certain principals of Cowen have substantial experience in transactions similar to the Merger and are familiar with FTP and its businesses. As part of its investment banking business, Cowen is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes.

     On June 10, 1998, Cowen delivered certain of its written analyses and on June 12, 1998 delivered its written opinion to the FTP Board to the effect that, as of June 12, 1998 and based upon and subject to certain matters stated in such opinion, the financial terms of the Merger pursuant to the Reorganization Agreement were fair, from a financial point of view, to the holders of the FTP Common Stock. THE FULL TEXT OF COWEN'S

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

WRITTEN OPINION DATED JUNE 12, 1998 IS ATTACHED HERETO AS ANNEX B-2 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF THE FTP COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, THE PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND THE LIMITS OF THE REVIEW BY COWEN. THE FOLLOWING SUMMARY OF THE WRITTEN OPINION OF COWEN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. COWEN'S ANALYSES AND OPINION WERE PREPARED FOR AND ADDRESSED TO THE FTP BOARD OF DIRECTORS AND ARE DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE FINANCIAL TERMS OF THE MERGER TO THE HOLDERS OF THE FTP COMMON STOCK AND DO NOT CONSTITUTE AN OPINION AS TO THE MERITS OF THE MERGER OR A RECOMMENDATION TO ANY HOLDERS OF THE FTP COMMON STOCK AS TO HOW TO VOTE ON THE MERGER.

     In arriving at its opinion, Cowen (a) reviewed certain information of a business and financial nature regarding FTP, furnished to Cowen by management of FTP, including consolidated financial statements for the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31, 1998 and certain projected financial data and operating data, (b) reviewed NetManage's consolidated financial statements for the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31, 1998 and certain projected financial data and operating data furnished to Cowen by management of NetManage, (c) reviewed certain publicly available filings of FTP and NetManage with the Commission, (d) discussed with FTP's management FTP's competitive position, current and anticipated future conditions in the connectivity software industry and the potential strategic synergies of the combination with NetManage and (e) held meetings and discussions with representatives of management of FTP and of NetManage to discuss the business, operations, historical financial results and future prospects of FTP, NetManage and the combined company. In addition, Cowen
(i) reviewed the June 9, 1998 draft of the Reorganization Agreement, (ii) compared certain financial and stock market information regarding FTP and NetManage with similar information regarding certain other companies Cowen deemed relevant, (iii) considered the financial terms, to the extent publicly available, of selected recent business transactions deemed to be comparable in whole or in part to the Merger, (iv) analyzed the potential pro forma financial effects of the Merger for the years ending December 31, 1998 and 1999, (v) reviewed historical market prices and trading volumes of the FTP Common Stock and the NetManage Common Stock from June 9, 1997 to June 9, 1998, (vi) compared the trading histories of the FTP Common Stock and the NetManage Common Stock with the Nasdaq composite from December 9, 1997 to June 9, 1998, (vii) performed a discounted future cash flow valuation of FTP based on projections provided by FTP's management and (viii) compared FTP's contribution to the revenues of the combined company relative to the pro forma ownership percentage of the holders of the FTP Common Stock in the combined company. Cowen also reviewed other publicly available information and conducted such other studies, analyses, inquiries and investigations as it deemed appropriate. At the request of FTP's Board, Cowen also solicited third party indications of interest in a transaction with, or acquisition of, FTP. The decision of FTP to enter into the Reorganization Agreement with NetManage was made by the FTP Board, and the amount of consideration that will be received by the holders of the FTP Common Stock was determined through negotiations between FTP and NetManage and not pursuant to a recommendation of Cowen. No limitations were imposed by the Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

     In rendering its opinion, Cowen relied upon FTP's management and NetManage's management with respect to the accuracy and completeness of the financial and other information furnished to it as described above. Cowen assumed, with the permission of the FTP Board and NetManage, that financial forecasts, projections and estimates of operating efficiencies and potential synergies reflected the best currently available estimates and judgments of FTP's management and NetManage's management as to the expected future financial performance of their respective entities and of the combined company. Cowen has not assumed any responsibility for independent verification of such information, including financial information, nor has Cowen made an independent evaluation or appraisal of any of the properties, assets or liabilities (contingent or otherwise) of either FTP or NetManage, or a physical inspection of all of the properties or assets of FTP or NetManage. With respect to all legal matters relating to FTP and NetManage, Cowen has relied on the advice of legal counsel to FTP. Cowen expresses no opinion with respect to such legal matters.

     Cowen's opinion is necessarily based on general economic, market, financial and other conditions as they existed on, and can be evaluated as of, June 12, 1998. It should be understood that, although subsequent developments may affect Cowen's opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion. Cowen's opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. Cowen's opinion does not imply any conclusion as to the likely trading range for the NetManage Common Stock following the consummation of the Merger or otherwise, which may vary depending on numerous factors that generally influence the price of securities. Cowen's opinion is limited to the fairness, from a financial point of view, of the terms of the Merger. Cowen expresses no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the FTP Board to approve, or FTP's decision to consummate, the Merger.

     For purposes of rendering its opinion, Cowen assumed in all respects material to its analysis that the representations and warranties of each party contained in the Reorganization Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Reorganization Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Cowen has also assumed that all governmental, regulatory or other consents and approvals contemplated by the Reorganization Agreement will be obtained and that in the course of obtaining those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger.

     Cowen also assumed, with the FTP Board's permission, that the Merger will be treated for accounting purposes as a "pooling of interests," that all outstanding options to purchase shares of FTP Common Stock will be exercisable (if and when vested) on equivalent terms to purchase shares of NetManage Common Stock based on the Exchange Ratio, and that the Merger will be treated as a tax free reorganization under Section 368 of the Code.

     The following is a brief summary of the principal financial analyses performed by Cowen to arrive at its opinion.

     ANALYSIS OF CERTAIN PUBLICLY TRADED COMPANIES. To provide contextual data and comparative market information, Cowen compared selected historical operating and financial data and ratios for FTP to the corresponding data and ratios of five public software connectivity companies (the "Selected Connectivity Companies") the securities of which are publicly traded and which Cowen believes have operating characteristics, market valuations and trading valuations comparable to FTP. These companies included: Banyan Systems Incorporated, Hummingbird Communications Ltd., Interlink Computer Sciences, Inc., NetManage and Wall Data Incorporated. Additionally, Cowen reviewed other software companies with certain operations deemed to be comparable to FTP (the "Selected Software Companies"). These companies included: Applix, Inc., Artisoft, Inc., Astea International Inc., Catalyst International, Inc., CFI Proservices, Inc., Corel Corporation, Forte Software, Inc., Fourth Shift Corporation, ON Technology Corporation, PC DOCS Group International, Inc., PowerCerv Corporation, Prism Solutions, Inc., Ross Systems, Inc., Sybase, Inc., System Software Associates, Inc. and Verity, Inc. Such data and ratios included the market capitalization of common stock plus total debt less cash and equivalents ("Enterprise Value") of such Selected Connectivity Companies and Selected Software Companies (collectively, the "Selected Companies") as a multiple of latest reported 12 month ("LTM") revenues and projected calendar 1998 revenues as were available from independent third party estimates. Cowen also reviewed the projected calendar 1997 to 1998 revenue growth rates and the LTM operating margins of the Selected Connectivity Companies and Selected Software Companies. An analysis of LTM revenues to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and earnings before interest expense and income taxes ("EBIT") was not performed because of FTP's historical and projected losses.

     Such analysis indicated that, for the Selected Connectivity Companies and the Selected Software Companies, (i) the median values of Enterprise Value as a multiple of LTM revenue was 1.1 times and 0.9 times, respectively, (ii) the median values of Enterprise Value as a multiple of projected calendar 1998 revenues was 0.7 times and 0.8 times, respectively, (iii) the median projected calendar year revenue growth rates were 34.3% and 20.4%, respectively, and (iv) the median LTM operating margins were (2.5%) and (7.7%), respectively. The corresponding multiples of LTM revenues and projected calendar 1998 revenues for FTP implied by NetManage's offer before synergies are 0.3 times and 0.4 times, respectively. The projected

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

calendar 1997 to 1998 revenue growth rate for FTP is (28.1%), and the LTM operating margin for FTP was (62.2%).

     Although the Selected Companies were used for comparison purposes, none of such companies is directly comparable to FTP. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies to which FTP is being compared.

     ANALYSIS OF CERTAIN TRANSACTIONS. Cowen reviewed the financial terms, to the extent publicly available, of six selected transactions involving the acquisition of companies in the software connectivity industry, which were announced or completed since March 31, 1995 (the "Selected Connectivity Software Transactions"). Cowen also reviewed the financial terms, to the extent publicly available, of a second and third group of six and nine, respectively, selected transactions in the software/operating (the "Selected Software Transactions") and the Internet/networking/computer (the "Selected Internet/Networking/Computer Transactions") industries since March 7, 1995 (the three groups of selected transactions are collectively referred to as the "Selected Transactions").

     Cowen reviewed the Enterprise Value paid in the Selected Transactions as a multiple of LTM revenues, and the target company LTM revenue growth rates and LTM operating margins in the Selected Transactions. In addition, with respect to each Selected Transaction, Cowen reviewed the premium of the offer price over the trading prices one trading day and four weeks prior to the announcement date.

     Such analyses indicated that, for the Selected Connectivity Software Transactions, the Selected Software Transactions and the Selected Internet/Networking/Computer Transactions, (i) the median values for Enterprise Value as a multiple of LTM revenue was 1.9 times, 1.0 times and 0.7 times, respectively, (ii) the median LTM revenue growth rates were (2.0%), 17.7% and 7.2%, respectively, and (iii) the median LTM operating margins were 9.5%, (15.8%) and (7.9%), respectively.

     The corresponding multiples of LTM revenues implied by NetManage's offer before synergies is 0.3 times. FTP's LTM revenue growth rate and LTM operating margin were (33.0%) and (62.2%), respectively. In addition, based on the closing prices of the FTP Common Stock one trading day and four weeks prior to June 9, 1998, the date of the stock prices incorporated in Cowen's written opinion delivered to the FTP Board on June 12, 1998, NetManage's offer represented a premium of 10.6% and a discount of 11.5%, respectively.

     Although the Selected Transactions were used for comparison purposes, none of such transactions is directly comparable to the Merger, and none of the companies in such transactions is directly comparable to FTP or NetManage. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies and the transactions to which FTP and the Merger are being compared.

     PRO FORMA EARNINGS ANALYSIS. Cowen analyzed the potential effect of the Merger on the projected combined statement of operations of FTP and NetManage for NetManage's fiscal years ending December 31, 1998 and 1999. This analysis was based on (a) projections for FTP provided by FTP's management, (b) projections for NetManage provided by NetManage's management and (c) NetManage's prevailing market price of $3.16 per share as of June 9, 1998. This analysis concluded that the Merger could increase NetManage's projected earnings per share for the quarter ending December 31, 1998 by approximately $0.04, could decrease NetManage's projected earnings per share for the year ending December 31, 1998 by approximately $0.04 and could increase NetManage's projected earnings per share for the year ending December 31, 1999 by approximately $0.18. Cowen's pro forma earnings analysis included the possible effect of cost savings and synergies in the Merger.

     HISTORICAL STOCK PRICE ANALYSIS. Cowen reviewed the ratios of the closing stock prices per share of the FTP Common Stock to those of the NetManage Common Stock over certain periods ending June 9, 1998. Cowen noted that the average of the ratios of the closing prices of the FTP Common Stock and the

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

NetManage Common Stock for such periods was 0.758 times for the previous six months, 0.801 times for the previous three months and 0.787 times for the previous one month. Cowen also noted that the ratio of the closing market prices of the FTP Common Stock and the NetManage Common Stock on June 9, 1998 of $2.19 and $3.16, respectively, was approximately 0.693 times. The exchange ratio implied by NetManage's offer is 0.728 times.

     CONTRIBUTION ANALYSIS. Cowen analyzed the respective contributions of estimated revenues of FTP and NetManage for the years ending December 31, 1998 and December 31, 1999 to the combined company based upon the historical and projected financial results of FTP and NetManage provided by management of FTP and NetManage, respectively, excluding the possible effect of cost savings and synergies in the Merger. This analysis showed that FTP would contribute 39.2% and 37.8% of the revenues of the combined company for the years ending December 31, 1998 and December 31, 1999, respectively.

     PRO FORMA OWNERSHIP ANALYSIS OF THE COMBINED COMPANY. Cowen analyzed the pro forma ownership in the combined company by the holders of the FTP Common Stock. Cowen's analysis concluded that the holders of the FTP Common Stock would own approximately 35.8% of the combined company.

     DISCOUNTED CASH FLOW ANALYSIS. Cowen estimated the range of values for the FTP Common Stock based upon the discounted present value of the projected after-tax free cash flows of FTP for the years ending December 31, 1998 through December 31, 2002, and of the terminal value of FTP at December 31, 2002, based upon a multiple of FTP's 2002 revenue forecast. After-tax free cash flow was calculated by taking projected EBIT and subtracting from such amount projected taxes, capital expenditures, changes in working capital and changes in other assets and liabilities and adding back projected depreciation and amortization. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of FTP. In performing this analysis, Cowen utilized discount rates ranging from 20% to 30%, which were selected based on the estimated industry weighted average cost of capital. Cowen utilized terminal multiples of revenue ranging from 0.3 times to 0.5 times, based on multiples of revenue for the Selected Companies. Utilizing this methodology, FTP's value per share ranged from $2.21 to $2.52 per share.

     STOCK TRADING HISTORY. Cowen reviewed the historical market prices and trading volumes of the FTP Common Stock and the NetManage Common Stock from June 9, 1997 to June 9, 1998. Cowen also compared FTP's and NetManage's closing stock prices with the Nasdaq composite from December 9, 1997 to June 9, 1998. This information was presented solely to provide the FTP Board with background information regarding the stock prices of FTP and NetManage over the periods indicated. Cowen noted that over the indicated periods the high and low closing prices for the FTP Common Stock were $5.63 and $1.50, respectively, the high and low closing prices of the NetManage Common Stock were $5.25 and $2.09, respectively, and the average daily trading volumes of the FTP and NetManage Common Stock were approximately 224,118 and 319,422, respectively.

     The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the FTP Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of FTP and NetManage. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently uncertain and, though considered reasonable by FTP and NetManage, are subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and are beyond the control of FTP, NetManage and Cowen. As mentioned above, the analyses supplied by Cowen and its opinion were among several factors taken into consideration by the FTP Board in making its decision to approve the Reorganization Agreement and should not be considered as determinative of such decision.

     Pursuant to the Cowen Engagement Letter, FTP paid Cowen $250,000 upon delivery of Cowen's written opinion to the Board. Such fee was not conditioned on the outcome of Cowen's opinion or whether or not such opinion was deemed to be favorable. In addition, as a financial advisory fee, Cowen will receive cash compensation (net of the $250,000 opinion fee described above) of approximately $1.06 million, based on the average closing price of the NetManage Common Stock on the last 15 trading days prior to the announcement of the Merger on June 15, 1998. Such financial advisory fee will be payable upon the consummation of the Merger and only if the Merger is consummated. Additionally, FTP has agreed to reimburse Cowen for its out-of-pocket expenses (including the reasonable fees and expenses of its counsel) incurred or accrued during the period of, and in connection with, Cowen's engagement. FTP has also agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of services performed by Cowen as financial advisor to the FTP Board in connection with the Merger, unless it is finally judicially determined that such liabilities arose out of Cowen's gross negligence or willful misconduct. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm's length between FTP and Cowen, and the FTP Board was aware of such arrangement, including the fact that most of the aggregate fee payable to Cowen is contingent upon consummation of the Merger.

     In the ordinary course of its business, Cowen and its affiliates may actively trade and hold the equity securities of FTP and NetManage for their own accounts and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities. In November 1993 and May 1994, Cowen acted as a co-manager in the initial public offering and secondary offering, respectively, of FTP, and acted as FTP's financial advisor for the adoption of FTP's stockholders' rights plan in December 1995. Cowen received a customary fee for the rendering of each of those services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     EMPLOYMENT AGREEMENTS WITH FTP EXECUTIVE OFFICERS. In connection with the execution of the Reorganization Agreement, each of Messrs. Glenn C. Hazard, President and Chief Executive Officer of FTP, James A. Tholen, Senior Vice President, Chief Operating Officer and Chief Financial Officer of FTP, and Dennis Leibl, Senior Vice President/General Manager of FTP, entered into an amended and restated employment agreement with FTP (each, a "New Employment Agreement"), effective as of the Effective Time, amending their existing employment agreements with FTP (each, an "Existing Employment Agreement"). The New Employment Agreements effect the following changes to the Existing Employment Agreements, as described in more detail below: (i) the amount payable to each such person in connection with a "Change of Control" as described below has been decreased from 2.0 times to 1.5 times such person's "Change of Control Base Amount" as described below; (ii) the Change of Control provisions of Mr. Leibl's agreement have been amended so that they will apply if Mr. Leibl terminates his employment with FTP for any reason, to conform such agreement to those with Messrs. Hazard and Tholen; (iii) certain tax "gross-up" provisions have been removed from the agreements with Messrs. Hazard and Tholen; and (iv) the non-competition period of the Existing Employment Agreements has been extended from six months to 18 months following termination of the employee's employment. FTP anticipates that the employment of Messrs. Hazard, Tholen and Leibl will be terminated in connection with the Merger, in which case they will receive a lump-sum cash payment of approximately $742,500, $528,750 and $375,000, respectively, within 10 days following the termination of their employment. It is a condition to the consummation of the Merger that such New Employment Agreements be in full force and effect as of the Closing Date.

     Both the New Employment Agreements and the Existing Employment Agreements contain substantially the same provisions except as noted above. Both the Existing and New Employment Agreements provide for the employment by FTP of Messrs. Hazard, Tholen and Leibl at an annual salary of $275,000, $235,000 and $225,000, respectively. Each such agreement also provides that if a cash incentive or bonus compensation plan is made available to executive officers of FTP generally, and the employee is not then covered by any other cash incentive or bonus compensation plan, the employee will be entitled to participate in such plan in accordance with the plan terms.

     The New and Existing Employment Agreements contain the following termination provisions, among others:

          (a) FTP has the right to terminate the employee's employment at any time "for cause" (as defined in such agreements), in which event FTP shall have no further obligation to the employee, other than for base salary earned and unpaid at the date of termination;

          (b) FTP has the right to terminate the employee's employment other than for cause at any time, in which event, if such termination occurs either before or after a Change of Control Period (as defined below), FTP shall pay the employee, in one lump sum, an amount equal to 12 months of the employee's base salary;

          (c) the employee has the right to terminate his employment at any time for "good reason" (as defined in such agreements, including matters such as a change in position or material diminution in the nature or scope of the employee's responsibilities, duties or authority, work site relocation and the material failure of FTP to provide the employee the benefits specified in such agreements), in which event FTP will be required to pay the employee the amount specified in the preceding paragraph; and

          (d) if on the date of, or within one year following, a "Change of Control" (as defined in such agreements, and which would include the Merger) (a "Change of Control Period"), FTP terminates the employee's employment other than for cause or the employee terminates his employment for any reason (or, in the case of Mr. Leibl's Existing Employment Agreement, for "good reason"), then FTP will be required (subject to certain tax adjustments) to: (i) pay the employee a lump sum payment equal to 1.5 times (or two times, in the case of the Existing Employment Agreements) the greater of the following (the "Change of Control Base Amount"): (A) the sum of his base salary and the amount of any bonus, in the case of Mr. Leibl, or Target Bonus, in the cases of Messrs. Hazard and Tholen (80% and 50% of base salary, respectively), paid or payable to him during the 12 months following the date of such termination or (B) the sum of his base salary and the amount of any bonus or Target Bonus, as applicable, paid or payable to him during the 12 months preceding the date of such termination; and (ii) pay the full cost of the employee's continued participation in FTP's group health and dental insurance plans for so long as the employee remains entitled to continue such participation under COBRA and the applicable plan terms. The Existing Employment Agreements with Messrs. Hazard and Tholen also provide for the payment by FTP to such persons of a "gross-up" amount sufficient to pay any tax required to be paid with respect to any Change of Control payment pursuant to the "excess parachute payment" provisions of the Code, which provision has been removed in the New Employment Agreements.

     In addition, the New and Existing Employment Agreements prohibit such employees from competing with FTP and its affiliates for a period of 18 months, in the case of the New Employment Agreements, or six months, in the case of the Existing Employment Agreements, following termination of the employee's employment.

     Douglas F. Flood, Senior Vice President of Business Development and Planning and General Counsel of FTP, is also a party to an Existing Employment Agreement with FTP containing substantially the same terms as those of Mr. Leibl's Existing Employment Agreement, as described above. In connection with the execution of the Reorganization Agreement, Mr. Flood entered into a Termination Agreement, effective as of June 13, 1998, pursuant to which: (i) Mr. Flood has agreed to resign from FTP effective as of August 31, 1998, or such earlier time as Mr. Flood and FTP may agree, and FTP has agreed to pay Mr. Flood the lump sum of $354,000 (being 1.5 times his Change of Control Base Amount) within 10 days following his resignation date, and to pay for his continued participation in FTP's group health and dental insurance plans for as long as he remains entitled to continue such participation under COBRA and the applicable plan terms; and (ii) the non-competition period of Mr. Flood's Existing Employment Agreement has been extended from six months to 18 months following termination of his employment. It is also a condition to the consummation of the Merger that such Termination Agreement be in full force and effect as of the Closing Date.

     STOCK OPTIONS. Pursuant to both the New Employment Agreements and the Existing Employment Agreements between FTP and Messrs. Hazard, Tholen and Leibl, all stock options held by such persons will accelerate and become fully exercisable upon the consummation of the Merger and will remain exercisable for 90 days following the termination of their employment, which is expected to occur upon the consummation of the Merger. Pursuant to Mr. Flood's Existing Employment Agreement and Termination Agreement, all options held by Mr. Flood will also accelerate and become fully exercisable upon the consummation of the Merger, unless Mr. Flood's resignation date occurs prior to the Effective Time, in which case his options will lapse to the extent not then vested. Pursuant to their New Employment Agreements, effective as of the Effective Time, Messrs. Hazard and Tholen have waived the option to purchase 300,000 and 100,000 shares, respectively, of FTP Common Stock granted to them on December 18, 1997 at an exercise price of $1.7813 per share. Giving effect to such waivers, Messrs. Hazard, Tholen, Flood and Leibl hold options to purchase 800,000, 300,000, 249,800 and 250,000 shares of FTP Common Stock, respectively, all at exercise prices in excess of $4.00 per share.

     Pursuant to FTP's Amended and Restated 1993 Non-Employee Directors' Stock Option Plan, all options held by non-employee directors of FTP will accelerate in full 20 days before the closing of the Merger and remain exercisable throughout such period. Mr. Kevin J. Burns, Dr. Vinton G. Cerf, Dr. David D. Clark, Ms. Louise M. Cromwell and Mr. F. David Fowler, being all of the non-employee directors of FTP, hold options to purchase 31,743, 85,000, 48,768, 48,768 and 54,167 shares of FTP Common Stock, respectively, under this plan. The exercise prices of all of such options exceed $4.00 per share, except that each of Mr. Burns and Dr. Cerf holds an option to purchase 20,000 shares of FTP Common Stock at an exercise price of $2.125 per share, and each of Dr. Cerf and Ms. Cromwell holds an option to purchase 10,000 shares of FTP Common Stock at an exercise price of $3.00 per share.

     CONTINUATION OF RIGHTS TO INDEMNIFICATION; LIMITATION OF LIABILITY; DIRECTORS' AND OFFICERS' LIABILITY INSURANCE. The Reorganization Agreement provides that from and after the Effective Time, NetManage will cause FTP as surviving corporation in the Merger to fulfill in all respects the obligations of FTP pursuant to any indemnification agreements between FTP and the persons covered by FTP's current directors' and officers' liability insurance policy ("Indemnified Parties") and pursuant to any indemnification provisions under FTP's current charter and bylaws. The Reorganization Agreement further provides that the charter and bylaws of FTP as surviving corporation in the Merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the current FTP charter and bylaws and that such provisions will not be amended, repealed or otherwise modified for a period of four years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of FTP and its subsidiaries, unless such modification is required by law.

     NetManage has also agreed to cause FTP as the surviving corporation in the Merger to maintain for a period of four years after the Effective Time directors' and officers' liability insurance covering the Indemnified Parties on terms comparable to those applicable to FTP's current directors and officers. In no event, however, shall NetManage or FTP be required to expend in excess of 125% of the annual premium currently paid by FTP for such coverage, provided that if the annual premium for such coverage exceeds such amount, NetManage or FTP is obligated to purchase a policy with the coverage available for such amount.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax consequences of the exchange of shares of FTP Common Stock for NetManage Common Stock pursuant to the Merger that are generally applicable to holders of FTP Common Stock, NetManage, Merger Sub and FTP. This discussion is based on currently existing provisions of the Code, currently applicable Treasury Regulations thereunder, published administrative rulings, and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to NetManage, Merger Sub, FTP or the FTP Stockholders as described herein. For purposes of this discussion, each share of FTP Common Stock shall be deemed to include the associated right granted under the FTP Rights Agreement.

     The FTP Stockholders should be aware that this discussion does not deal with all United States federal income tax considerations that may be relevant to particular FTP Stockholders in light of their particular circumstances, such as dealers in securities, banks, insurance companies, tax-exempt organizations or foreign persons, stockholders subject to the alternative minimum tax provisions of the Code, stockholders who acquired their shares in connection with employee stock option or stock purchase plans or in other compensatory transactions, or stockholders who hold their shares as part of a hedging, straddle, conversion or other risk reduction or constructive sale transaction. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of any other transactions effectuated concurrently with, prior to or after the Merger (whether or not such transactions are in connection with the Merger). THE FTP STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     The Merger has been structured to qualify as a reorganization under Section 368(a) of the Code (a "Reorganization") and, subject to the limitations and qualifications referred to herein, the following federal income tax consequences should result:

          (a) No gain or loss will be recognized by the holders of FTP Common Stock upon the receipt of NetManage Common Stock solely in exchange for such FTP Common Stock in the Merger (except to the extent of cash received by such stockholders in lieu of fractional shares of NetManage Common Stock).

          (b) The aggregate tax basis of the NetManage Common Stock received by the FTP Stockholders in the Merger (including any fractional share of NetManage Common Stock not actually received) will be the same as the aggregate tax basis of the FTP Common Stock surrendered in exchange therefor.

          (c) The holding period of the NetManage Common Stock received by each FTP Stockholder in the Merger will include the period for which the FTP Common Stock surrendered in exchange therefor was held or considered to be held, provided that the FTP Common Stock so surrendered is held as a capital asset at the Effective Time of the Merger.

          (d) Cash payments received by holders of FTP Common Stock in lieu of fractional shares of NetManage Common Stock will be treated as if such fractional shares had been issued in the Merger and then redeemed by NetManage. An FTP Stockholder receiving such cash will generally recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the portion of the basis of the share of FTP Common Stock allocable to such fractional share. The gain or loss should be capital gain or loss provided that such share of FTP Common Stock was held as a capital asset at the Effective Time of the Merger.

          (e) FTP Stockholders who perfect their appraisal rights under Massachusetts law with respect to their FTP Common Stock and receive payment for such stock in cash and who do not own any shares of NetManage Common Stock (either actually or constructively within the meaning of Section 318 of the Code) following the receipt of such cash, will generally recognize capital gain or loss (if such stock was held as a capital asset at the Effective Time of the Merger) measured by the difference between the amount of cash received and the stockholder's basis in such share.

          (f) None of NetManage, Merger Sub or FTP will recognize gain solely as a result of the Merger.

     Neither NetManage nor FTP has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the federal income tax consequences of the Merger. The obligations of NetManage and FTP to consummate the Merger are conditioned on the receipt by NetManage of an opinion from Wilson Sonsini, and the receipt by FTP of an opinion from Ropes & Gray, that the Merger constitutes a Reorganization within the meaning of Section 368(a) of the Code (collectively, the "Tax Opinions"). The

Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations of NetManage, Merger Sub and FTP, including representations in certain certificates delivered to counsel by the respective managements of NetManage, Merger Sub and FTP.

     A successful IRS challenge to the Reorganization status of the Merger would result in FTP Stockholders recognizing taxable capital gain or loss with respect to each share of FTP Common Stock surrendered equal to the difference between the stockholder's tax basis in such share and the fair market value, as of the Effective Time, of the NetManage Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the NetManage Common Stock so received would equal its fair market value as of the Effective Time and the holding period for such stock would begin the day after the Effective Time.

     Certain noncorporate FTP Stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in NetManage Common Stock. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter to be delivered to each FTP Stockholder following the Merger, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty.

     Each FTP Stockholder will be required to retain records and file with such holder's United States federal income tax return a statement setting forth certain facts relating to the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is intended to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of NetManage and FTP will be carried forward to the combined company at their recorded amounts and income (loss) from the combined company will include income (loss) from NetManage and FTP for the entire fiscal period in which the combination occurs and the reported income (loss) of the separate companies for prior periods will be combined and restated as the results of operations of the combined company.

     It is a condition to consummation of the Merger that NetManage receive a letter dated as of the Effective Time from Arthur Andersen LLP, independent public accountants for NetManage, and PricewaterhouseCoopers LLP, independent accountants for FTP, concurring with the applicable company's conclusion regarding the appropriateness of pooling of interests accounting treatment for the Merger under Accounting Principles Board Opinion No. 16, provided the Merger is consummated in accordance with the Reorganization Agreement. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

     Under the pooling of interests accounting rules, none of the executive officers, directors or affiliates of either of the combining companies may sell any shares of either of the combining companies (except for certain de minimis sales) until the combined company releases financial results covering at least 30 days of combined operations of NetManage and FTP. Accordingly, if sales (except for certain de minimis sales) by such stockholders occur subsequent to the Merger, pooling of interests accounting treatment for the Merger may not be available in spite of such treatment being appropriate as of the consummation of the Merger. As a result of the unavailability of such accounting treatment, the Merger would be accounted for under the purchase method of accounting, which would have the effects discussed below. Each of the current executive officers and directors of NetManage and each of the current executive officers and directors of FTP has entered into an affiliate agreement agreeing to comply with this restriction. See "THE REORGANIZATION AGREEMENT -- Affiliate Agreements."

     There can be no assurance that an executive officer, director or affiliate of either company will not sell shares of NetManage or FTP Common Stock or that all requirements necessary to qualify for pooling of interests will be met. If the requirements necessary to qualify for pooling of interests are not met prior to consummation of the Merger, then NetManage is not required to consummate the Merger. However, if

NetManage nevertheless elects to consummate the Merger, the Merger would necessarily be accounted for under the purchase method of accounting, which would have the effect of FTP's assets being recognized at their fair value and any excess of the purchase price over such fair value (other than amounts charged to in-process research and development costs) being recognized as goodwill on NetManage's balance sheet. The goodwill would thereafter be amortized as an expense over its anticipated useful life. The impact of such treatment could have a material adverse effect on the combined company's results of operations. The Merger would also be required to be accounted for under the purchase method of accounting, which would have the effect on the combined company's results of operations as described above if, among other things, any executive officer, director or affiliate of either company sells shares in NetManage subsequent to consummation of the Merger and prior to the release of financial results covering at least 30 days of combined operations.

EFFECT ON EMPLOYEE EQUITY PLANS

     STOCK OPTION PLANS. Under the terms of the Reorganization Agreement, each FTP Stock Option outstanding under FTP's employee stock option plans will be assumed by NetManage and converted into an option to acquire, on the same terms and conditions as were applicable to such FTP Stock Option immediately prior to the Effective Time, the number of shares of NetManage Common Stock equal to the number of shares of FTP Common Stock subject to such FTP Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price under each such FTP Stock Option shall be adjusted by dividing the per share exercise price under such FTP Stock Option by the Exchange Ratio and rounding up to the nearest cent.

     As of July 13, 1998, options to acquire 5,644,894 shares of FTP Common Stock were outstanding under FTP's employee stock option plans.

     As soon as practicable after the Effective Time, NetManage will deliver to each holder of an outstanding FTP Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such FTP Stock Option shall, except as described above, continue in effect on the same terms and conditions (including antidilution provisions) as immediately prior to the Effective Time. NetManage will comply with FTP's employee stock option plans and take such actions within its control that are reasonably necessary to ensure that the FTP Stock Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time will continue to so qualify thereafter.

     No later than five days after the Effective Time, NetManage will file a Registration Statement on Form S-8 with respect to the shares of NetManage Common Stock subject to such options.

     EMPLOYEE STOCK PURCHASE PLANS. FTP's employee stock purchase plans shall be treated in a manner reasonably acceptable to FTP and NetManage.

REGULATORY MATTERS

     ANTITRUST. The consummation of the Merger is subject to the expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). NetManage and FTP have filed notification and report forms under the HSR Act. The filings made under the HSR Act are not expected to adversely impact the timing of the consummation of the Merger.

     FILING WITH THE MASSACHUSETTS SECRETARY OF STATE. Articles of Merger must be filed with the Secretary of The Commonwealth of Massachusetts to consummate the Merger.

     SECURITIES LAWS. NetManage and FTP must comply with the federal securities laws and applicable securities laws of various states.

FEDERAL SECURITIES LAW CONSEQUENCES

     All of the NetManage Common Stock issued in connection with the Merger will be freely transferable, except that any NetManage Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of FTP or NetManage prior to the Merger may be sold by them only

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

in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of FTP, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of NetManage, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of FTP or NetManage generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as principal stockholders of such corporation.

     Affiliates of FTP or NetManage may not sell their shares of NetManage Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who are or become affiliates of NetManage) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time an affiliate (together with certain related persons) would be entitled to sell shares of NetManage Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 145. Additionally, under Rule 145, the number of shares to be sold by such an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period may not exceed the greater of 1% of the outstanding shares of NetManage Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if NetManage remained current with its informational filings under the Exchange Act. One year after the Effective Time, an affiliate would be able to sell such NetManage Common Stock without such manner of sale or volume limitations provided that NetManage is then current with its Exchange Act informational filings and such affiliate is not then an affiliate of NetManage. Two years after the Effective Time, an affiliate would be able to sell such shares of NetManage Common Stock without any restrictions so long as such affiliate had not been an affiliate of NetManage for at least three months prior to such sale.

STOCK LISTING

     It is a condition to NetManage's and FTP's obligation to consummate the Merger that the shares of NetManage Common Stock to be issued pursuant to the Merger be approved for listing on the Nasdaq National Market. An application will be filed for listing such shares of NetManage Common Stock on the Nasdaq National Market prior to consummation of the Merger.

APPRAISAL RIGHTS

     Pursuant to Massachusetts law, FTP Stockholders of record have the right to object to the Merger and, if the Merger is consummated, to be paid the "fair value" of their shares of FTP Common Stock determined as of the day preceding the date of the vote of the FTP Stockholders approving the Merger (without taking into account any element of value arising from the expectation or accomplishment of the Merger). FTP and any stockholders desiring to exercise such dissenters' rights will have the respective rights and duties and must follow the procedures set forth in Sections 85 to 98, inclusive, of the Massachusetts BCL in order to perfect such rights. A brief summary of Sections 85 to 98, inclusive, of the Massachusetts BCL is set forth below. The following summary does not purport to be a complete statement of the procedures to be followed by FTP Stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to those sections, the full text of which is included as Annex C to this Joint Proxy Statement/Prospectus. FTP STOCKHOLDERS ARE URGED TO READ ANNEX C IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     To exercise appraisal rights under Massachusetts law, a stockholder must
(i) deliver to FTP, before the FTP Stockholder vote on the Merger, a written objection to the Merger stating that such stockholder objects to the Merger and intends to demand payment for his or her shares if the Merger is approved and consummated through the exercise of statutory appraisal rights, (ii) not vote his or her shares in favor of or consent to the approval of the Merger and (iii) within 20 days after the date of mailing to such stockholder of a written notice that the Merger has become effective, make written demand upon FTP for payment of his or her shares and an appraisal of the value thereof. A stockholder who fails to satisfy all of the conditions set forth

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

above will acquire no right to payment for such stockholder's shares under Massachusetts law other than the consideration to be paid in the Merger as described in more detail under "-- Conversion of Shares; Procedures For Exchange of Certificates." Signed proxies returned to FTP but left blank will be voted in favor of the Merger; therefore, in order to be assured that shares are not voted in favor of the Merger, a stockholder must either vote in person or by proxy against the Merger or abstain from voting. Failure to vote against the Merger will not constitute a waiver of appraisal rights, but voting against the Merger will not by itself satisfy the obligations of a stockholder described in clauses
(i) and (iii) above. The written objection described in clause (i) above must be sent to FTP at 2 High Street, North Andover, Massachusetts 01845, Attention:
Clerk.

     If, following the Merger, a stockholder perfects a demand for payment of his or her shares as provided above, and if FTP and such dissenting stockholder are able to reach agreement on the fair value of the shares, FTP will pay to the dissenting stockholder the fair value of such shares of FTP Common Stock, as the case may be, within 30 days after the expiration of the period during which the demand may be made. If within the 30-day period the parties fail to agree as to the fair value of such shares, either FTP or the dissenting stockholder may have the fair value of the stock of all dissenting stockholders determined by judicial proceedings by filing a bill in equity in the Massachusetts Superior Court for Essex County within four months after the 30-day period expires. If
(i) no suit is filed within four months to determine the value of the stock,
(ii) any such suit is dismissed as to that stockholder or (iii) the stockholder withdraws his or her objection in writing with the written approval of FTP, the stockholder will have only the rights of a nondissenting stockholder to receive the consideration to be paid in the Merger as described in more detail under "-- Conversion of Shares; Procedures For Exchange of Certificates." After the FTP Special Meeting, a dissenting stockholder will not be entitled to notices of meetings of stockholders, to vote at any such meeting or to receive dividends or other distributions on the FTP or NetManage Common Stock.

     Under Massachusetts statutory law, the enforcement by a dissenting stockholder of such stockholder's right to receive payment for his or her shares in the manner provided by Sections 85 through 98, inclusive, of the Massachusetts BCL is stated to be the exclusive remedy of a stockholder objecting to the Reorganization Agreement and the Merger, except upon the grounds that consummation of the Merger will be or is illegal or fraudulent as to such stockholder. The Massachusetts Supreme Judicial Court, however, has held that dissenting stockholders are not limited to the statutory remedy of judicial appraisal in cases where violations of fiduciary duty are found.

     FTP Stockholders who receive cash for their shares of FTP Common Stock upon exercise of dissenters' rights will generally realize taxable gain or loss. See "-- Certain United States Federal Income Tax Consequences."

     It is a condition to the obligation of NetManage to consummate the Merger that the number of Dissenting Shares be less than 2% of the outstanding FTP Common Stock. See "THE REORGANIZATION AGREEMENT -- Conditions to the Merger."

MERGER EXPENSES AND FEES AND OTHER COSTS

     Each of NetManage and FTP will pay its own expenses in connection with the Merger. NetManage and FTP will, however, share equally all fees and expenses, other than accountants' and attorneys' fees, incurred in connection with the filing, printing and mailing of this Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

                          THE REORGANIZATION AGREEMENT

     The description of the Reorganization Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A and incorporated herein by reference. All stockholders are urged to read the Reorganization Agreement in its entirety.

TERMS OF THE MERGER

     THE MERGER. At the Effective Time and subject to and upon the terms and conditions of the Reorganization Agreement and the Massachusetts BCL, Merger Sub will be merged with and into FTP, the separate corporate existence of Merger Sub will cease, and FTP will continue as the surviving corporation and a wholly-owned subsidiary of NetManage.

     EFFECTIVE TIME. As promptly as practicable after the approval of the Merger Proposal by the FTP Stockholders and the approval of the Share Proposal and the Certificate Amendment Proposal, by the NetManage Stockholders, subject to the satisfaction or waiver of the other conditions to the Merger, the Merger will be consummated by filing Articles of Merger with the Secretary of The Commonwealth of Massachusetts in accordance with the provisions of the Massachusetts BCL.

     ARTICLES OF ORGANIZATION AND BYLAWS. The Reorganization Agreement provides that the Articles of Organization and Bylaws of FTP, as in effect immediately prior to the Effective Time, will be amended to read as did the Articles of Organization and Bylaws of the Merger Sub until thereafter amended, except that the name of FTP will remain unchanged.

     DIRECTORS AND OFFICERS. The directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of FTP as the surviving corporation, each to hold office in accordance with the Articles of Organization and Bylaws of the surviving corporation, in each case until their respective successors are duly elected or appointed and qualified.

     CONVERSION OF FTP COMMON STOCK IN THE MERGER. At the Effective Time, each share of FTP Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by NetManage, FTP or Merger Sub and Dissenting Shares, if any) will be converted into the right to receive a fraction of a share of NetManage Common Stock equal to the Exchange Ratio. Cash will be paid to the FTP Stockholders in lieu of fractional shares of NetManage Common Stock. See "-- Fractional Shares" and "-- Exchange of Certificates and Merger Consideration."

     ADJUSTMENT TO EXCHANGE RATIO. If (i) the net revenues of FTP (A) for the quarter ended June 30, 1998 ("FTP Second Quarter Revenues") are less than $9,000,000 and/or (B) for the two months ending August 31, 1998 ("FTP Third Quarter Revenues") are less than $4,900,000 if the closing of the Merger occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, net revenues for the month ending July 31, 1998 are less than $2,450,000), and/or (ii) the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000, the Exchange Ratio will be reduced to the amount obtained by dividing the number of Adjusted Merger Shares by 34,024,336. "Adjusted Merger Shares" means a number of shares of NetManage Common Stock equal to 24,758,452 minus the number of shares of NetManage Common Stock obtained by dividing (A)(1) the amount by which FTP Second Quarter Revenues plus the excess, if any, of FTP Third Quarter Revenues over $4,900,000 if the Closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the excess, if any, of FTP's net revenues for the month ending July 31, 1998 over $2,450,000) are less than $9,000,000, plus (2) the amount by which FTP Third Quarter Revenues are less than $4,900,000 if the Closing occurs on or after August 31, 1998 (or, if the Merger closes before August 31, 1998, the amount by which FTP's net revenues for the month ending July 31, 1998 are less than $2,450,000), plus (3) the amount by which the cash, cash equivalents and short- and long-term cash investments of FTP on June 30, 1998 are less than $60,000,000, by (B) the average of the closing prices (the "Average Price") of the NetManage Common Stock as reported on the Nasdaq National Market for the 20 trading days ending on the third trading day prior to the date on which the Merger closes. While FTP's cash, cash equivalents and short- and long-term cash investments on June 30, 1998 were in excess of $60 million, FTP expects that FTP Second Quarter Revenues will be between $7,700,000 and $8,400,000. As a result, unless FTP's net revenues for the month ending July 31, 1998 are at least $2,450,000 plus the amount of any such shortfall from $9,000,000, the Exchange Ratio would be between 0.71345 and 0.72111 assuming an Average Price of $2.6875 (the closing sales price of the NetManage Common Stock on July 14, 1998). See "SUMMARY -- Conversion of Shares; Adjustment to Exchange Ratio."

     STOCK OPTIONS. Under the terms of the Reorganization Agreement, at the Effective Time each FTP Stock Option granted pursuant to FTP's employee stock option plans will be converted into an option to

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

acquire, on the same terms and conditions as were applicable to such FTP Stock Option immediately prior to the Effective Time, the number of shares of NetManage Common Stock equal to the number of shares of FTP Common Stock issuable upon exercise of such FTP Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price under each such FTP Stock Option will be adjusted by dividing the per share exercise price under such FTP Stock Option by the Exchange Ratio and rounding up to the nearest cent. See "THE MERGER -- Effect on Employee Equity Plans."

     FRACTIONAL SHARES. No certificates representing less than one share of NetManage Common Stock will be issued in connection with the Merger. In lieu of any such fractional share, each holder of a certificate or certificates for FTP Common Stock who would otherwise have been entitled to a fraction of a share of NetManage Common Stock (after aggregating all fractional shares of NetManage Common Stock that would otherwise be received by such holders) upon surrender of such certificates for exchange shall be paid upon such surrender cash (without interest) equal to the product of (i) such fraction, multiplied by (ii) the average closing price per share of NetManage Common Stock for the five most recent days that the NetManage Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

EXCHANGE OF CERTIFICATES AND MERGER CONSIDERATION

     EXCHANGE AGENT. NetManage shall supply, or shall cause to be supplied, to or for the account of the Exchange Agent, in trust for the benefit of the FTP Stockholders, for exchange in accordance with the Reorganization Agreement, certificates evidencing the shares of NetManage Common Stock issuable in exchange for the outstanding FTP Common Stock.

     EXCHANGE PROCEDURES. Promptly after the Effective Time, NetManage will instruct the Exchange Agent to mail to each holder of record of FTP Common Stock a letter of transmittal and instructions to effect the surrender of the certificates formerly representing FTP Common Stock in exchange for certificates evidencing NetManage Common Stock and cash in an amount sufficient for payment in lieu of fractional shares.

     MERGER CONSIDERATION. Upon surrender of each certificate formerly representing FTP Common Stock for cancellation to the Exchange Agent together with the letter of transmittal, duly executed, the holder of such certificate will be entitled to receive in exchange therefor (i) certificates evidencing that number of whole shares of NetManage Common Stock which such holder has the right to receive in the Merger, (ii) any dividends or distributions on the shares of NetManage Common Stock which such holder is entitled to receive, and
(iii) cash in respect of fractional shares of NetManage Common Stock (the NetManage Common Stock, distributions and cash described in clauses (i), (ii) and (iii) being, collectively, the "Merger Consideration"), and the certificate representing FTP Common Stock so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of FTP Common Stock which is not registered in the transfer records of FTP as of the Effective Time, the Merger Consideration may be issued and paid to a transferee if the certificate evidencing such shares of FTP Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid or are not payable. Until so surrendered, each outstanding certificate that, prior to the Effective Time, represented shares of FTP Common Stock will be deemed from and after the Effective Time, for all corporate purposes (other than payment of dividends), to evidence the ownership of the number of full shares of NetManage Common Stock into which such shares of FTP Common Stock shall have been so converted.

     LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificates representing shares of FTP Common Stock have been lost, stolen or destroyed, the Exchange Agent will issue shares of NetManage Common Stock, cash for fractional shares, if any, and any dividends or distributions payable pursuant to the Reorganization Agreement in exchange for such lost, stolen or destroyed certificates upon the making of an affidavit of that fact by the holder of such certificates and, at the request of NetManage, upon delivery of a bond in such a sum as NetManage may reasonably direct as indemnity against any claim that may be made

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

against NetManage, FTP as the surviving corporation or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO THE FTP STOCKHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMERLY REPRESENTING SHARES OF FTP COMMON STOCK. FTP STOCKHOLDERS SHOULD NOT SEND CERTIFICATES REPRESENTING THEIR SHARES TO THE EXCHANGE AGENT PRIOR TO RECEIPT OF THE TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Reorganization Agreement contains various customary representations and warranties made by FTP, in respect of itself, in favor of NetManage and Merger Sub, and made by NetManage and Merger Sub, in respect of NetManage and Merger Sub, in favor of FTP, relating, among other things, to the following matters with respect to FTP, and to certain of the following matters with respect to NetManage and Merger Sub: (i) corporate organization, standing, qualification, approvals and similar matters; (ii) the capital structure of each company and the absence of obligations with respect to the capital stock of each such company; (iii) the authorization, execution, delivery and enforceability of the Reorganization Agreement; (iv) reports and other documents filed with the Commission and the fair presentation of the financial statements contained therein in accordance with generally accepted accounting principles; (v) the absence of certain changes in operations; (vi) payment of taxes and certain other tax matters; (vii) ownership, rights to use and absence of liens and encumbrances with respect to property; (viii) ownership, rights to use and absence of violations or claims or restrictions with respect to intellectual property; (ix) the absence of conflict with, default under or violation of agreements and applicable laws, and the holding of permits necessary for the conduct of business; (x) pending or threatened litigation; (xi) the absence of any governmental audit; (xii) absence of brokers', finders' and investment bankers' fees (other than the fees and expenses payable to CIBC Oppenheimer and Cowen); (xiii) certain employee benefit matters; (xiv) certain labor matters and claims or threatened claims; (xv) compliance with environmental laws; (xvi) certain material agreements, contracts and commitments; (xvii) the accuracy of statements in this Joint Proxy Statement/Prospectus; (xviii) the existence of certain Board approvals; (xix) receipt of the opinions of FTP's and NetManage's respective financial advisors as to fairness of the Merger from a financial point of view; (xx) the absence of certain related transactions and agreements;
(xxi) the non-applicability of Massachusetts antitakeover laws; (xxii) compliance with customs, import and export controls; and (xxiii) the availability of the pooling of interests method of accounting with respect to the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     OPERATION OF FTP'S BUSINESS PRIOR TO THE MERGER. Pursuant to the Reorganization Agreement, FTP has agreed that from the date of the Reorganization Agreement until the Effective Time (the "Pre-Closing Period"), it will conduct its business and operations in the ordinary course in substantially the same manner as previously conducted and in material compliance with applicable legal requirements, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts, consistent with past practices, to preserve substantially intact its current business organization, keep available the services of its current officers and employees, and maintain its relations with customers, suppliers, distributors, licensors, licensees and other persons having significant business relationships with FTP, and make reasonable efforts to retain and preserve the value of all office equipment, fixtures and other assets used in the conduct of its business. FTP has also agreed that it will not, and will not permit its subsidiaries to, among other things (without the consent of NetManage, which may not be unreasonably withheld), subject to certain exceptions: (a) accelerate, amend or change the period of exercisability or reprice any stock options or authorize cash payments in exchange for any stock options; (b) grant any severance or termination pay to any officer or employee except pursuant to previously existing written agreements or policies, or adopt any new severance plan; (c) sell or transfer any intellectual property, or enter into any license agreement with respect to FTP's intellectual property with any third party other than

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

in the ordinary course of business; (d) buy any intellectual property of a third party or enter into any license agreement with respect to the intellectual property of any third party for an acquisition or license, the price for which exceeds $50,000 individually or in the aggregate, other than "shrink-wrap," "click-wrap" and similar widely available commercial end-user licenses; (e) declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of any capital stock; (f) issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of the FTP Common Stock pursuant to the exercise of outstanding stock options and (ii) shares of the FTP Common Stock issuable to participants in FTP's employee stock purchase plans; (g) cause, permit or propose any amendments to its articles of organization, bylaws or other charter documents; (h) acquire or agree to acquire any business or material assets or enter into any material joint ventures, strategic partnerships or alliances; (i) sell, lease, license, encumber or dispose of any properties or assets, except sales in the ordinary course of business; (j) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of FTP, enter into any agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; (k) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, enter into any employment contract or collective bargaining agreement other than in the ordinary course, pay any special bonus or special remuneration to any director or employee in excess of $150,000 in the aggregate, or increase the amount of any compensation payable to any of its directors, officers, employees or consultants; (l) pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business or in accordance with applicable contractual requirements; (m) except in the ordinary course of business, amend or terminate, or waive, release or assign any material right under, any material contract; (n) enter into any agreements or obligations relating to the distribution, sale, license or marketing of FTP's products by third parties other than in the ordinary course of business; (o) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; (p) make any tax election, adopt or change any accounting method in respect of taxes, settle any claim or assessment in respect of taxes, or consent to any waiver of the limitation period applicable to any claim or assessment in respect of taxes in an amount in excess of $50,000 in the aggregate; (q) commence or settle any legal proceeding other than in the ordinary course of business; (r) take any action that would be reasonably likely to interfere with NetManage's ability to account for the Merger as a pooling of interests; (s) terminate the employment of any employee of FTP other than for cause; or (t) agree to take any action described in the clauses "(a)" through "(s)" above.

     OPERATION OF NETMANAGE'S BUSINESS PRIOR TO THE MERGER. Pursuant to the Reorganization Agreement, NetManage has agreed that, during the Pre-Closing Period, it will not (without FTP's consent, which may not be unreasonably withheld): (a) take any action that would be reasonably likely to interfere with NetManage's ability to account for the Merger as a pooling of interests; (b) declare, set aside or pay any dividend on or make any other distribution in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (c) purchase, redeem or otherwise acquire any shares of capital stock except repurchases of unvested shares at cost in connection with termination of the employment relationship with any employee pursuant to certain stock option or purchase agreements; (d) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; or (e) agree to take any of the actions described in clauses "(a)" through "(d)" above.

ADDITIONAL COVENANTS

     The Reorganization Agreement also contains certain additional covenants of the parties including covenants relating to, among other things: (i) the preparation and filing of the Registration Statement and this Joint Proxy Statement/Prospectus; (ii) FTP's obligations with respect to the FTP Special Meeting;

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

(iii) NetManage's obligations with respect to the NetManage Special Meeting;
(iv) the assumption of the FTP Stock Options; (v) confidentiality; (vi) subject to certain limitations, the preparation and filing of filings and notices and obtaining approvals, consents, waivers and authorizations; (vii) public disclosures regarding the Merger, the Reorganization Agreement and the transactions contemplated thereby or other proposals received by FTP; (viii) affiliate agreements; (ix) tax matters; (x) regulatory approvals; (xi) listing of the shares of NetManage Common Stock issued or issuable in the Merger on the Nasdaq National Market (xii) amendment of the FTP Rights Agreement; and (xiii) financial information and reporting.

     INDEMNIFICATION OF OFFICERS AND DIRECTORS. Pursuant to the Reorganization Agreement, NetManage has agreed that, from the Effective Time, NetManage will, and NetManage will cause the surviving corporation to, fulfill and honor in all respects the obligations of FTP pursuant to any indemnification agreement in effect on the date of the Reorganization Agreement between FTP and each person who is or was a director or officer of FTP at or prior to the Effective Time and any indemnification provisions under FTP's Articles of Organization or Bylaws as each was in effect on the date of the Reorganization Agreement (the "Indemnified Parties.") The Articles of Organization and Bylaws of the surviving corporation will contain provisions with respect to indemnification and exculpation from liability at least as favorable to the Indemnified Parties as those contained in FTP's Articles of Organization and Bylaws on the date of the Reorganization Agreement, which provisions will not be modified, repealed or amended for a period of four years after the Effective Time in any manner that would adversely affect the rights of any Indemnified Parties, unless required by applicable law.

     Moreover, subject to certain limitations, NetManage has agreed to cause FTP as the surviving corporation to maintain in effect, during the four-year period commencing as of the Effective Time, a policy of directors' and officers' liability insurance for the benefit of each of the Indemnified Parties on terms comparable to FTP's existing policy of directors' and officers' liability insurance as of the date of the Reorganization Agreement, provided, however, that FTP as the surviving corporation shall not be required to expend in excess of 125% of the annual premium currently paid by FTP for such coverage.

NO SOLICITATION

     Pursuant to the Reorganization Agreement, FTP has agreed that it will not, directly or indirectly, and will not authorize or permit its representatives, directly or indirectly, to (a) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below) or take any action that could reasonably be expected to lead to any Acquisition Proposal, (b) furnish any non-public information to any third party with respect to any Acquisition Proposal, (c) engage in discussions or negotiations with any third party with respect to any Acquisition Proposal, (d) approve, endorse or recommend (except as described below) any Acquisition Proposal or (e) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of the Merger Proposal by the FTP Stockholders, FTP may furnish nonpublic information regarding FTP to, or enter into discussions and participate in negotiations with, any third party in response to a superior offer that is submitted by such third party (and not then withdrawn) if (1) neither FTP nor any of the representatives of FTP violate any of the non-solicitation provisions set forth in the Reorganization Agreement, (2) the FTP Board concludes in good faith, after consultation with outside legal counsel, that such action is required in order for the FTP Board to comply with its fiduciary obligations to the FTP Stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such third party, FTP gives NetManage written notice of the identity of such third party and of FTP's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such third party, and FTP receives from such third party an executed confidentiality agreement containing customary and reasonable limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party by or on behalf of FTP and (4) concurrently with furnishing any such nonpublic information to such person, FTP furnishes such nonpublic information to NetManage (to the extent such nonpublic information has not been previously furnished by FTP to NetManage). The Reorganization Agreement also provides that any violation of any of the above restrictions by any representative of FTP, whether or not such representative is purporting to act on behalf of FTP, shall be deemed to

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

constitute a breach of the above-described no solicitation restrictions. In addition, FTP has agreed that it will provide NetManage with at least 24 hours notice prior to any meeting of the FTP Board at which the FTP Board is reasonably expected to consider a superior offer and provide NetManage at least two days prior notice of a meeting of the FTP Board at which the FTP Board is reasonably expected to recommend a superior offer.

     "Acquisition Proposal" means any offer or proposal (other than an offer or proposal by NetManage) relating to any Acquisition Transaction.

     "Acquisition Transaction" means any transaction or series of related transactions, other than the transactions contemplated by the Reorganization Agreement, involving: (i) any acquisition or purchase from FTP by any person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of more than a 15% interest in the total outstanding voting securities of FTP or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any such person or "group" beneficially owning 15% or more of the total outstanding voting securities of FTP or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving FTP pursuant to which the stockholders of FTP immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 25% of the assets of FTP; or (iii) any liquidation or dissolution of FTP.

CONDITIONS TO THE MERGER

     The obligations of NetManage and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, among others: (i) the representations and warranties of FTP contained in the Reorganization Agreement were accurate in all material respects as of the date of the Reorganization Agreement and will be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except where the failure to be true and correct would not have a "Material Adverse Effect" on FTP, as defined below; (ii) each covenant or obligation that FTP is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects; (iii) the absence of a Material Adverse Effect with respect to FTP;
(iv) that the employment and non-competition agreements executed by certain employees of FTP as described under "THE MERGER -- Interests of Certain Persons in the Merger" will be in full force and effect as of the Closing; (v) FTP will have obtained certain consents, waivers and approvals in connection with certain agreements; (vi) the execution of Affiliate Agreements by certain affiliates of FTP; (vii) fewer than 2% of the outstanding shares of FTP Common Stock shall have exercised appraisal rights; (viii) FTP shall have amended its shareholder rights agreement to prevent triggering the rights therein upon the Merger; (ix) NetManage shall have received letters from the independent public accountants for both NetManage and FTP concurring with the conclusion of the management of each of NetManage and FTP that the Merger will qualify for "pooling of interests" accounting treatment; (x) the receipt by NetManage of a legal opinion of counsel to FTP regarding the affiliate status of certain FTP stockholders;
(xi) the Merger Proposal shall have been duly approved by the FTP Stockholders and the Share Proposal and the Certificate Amendment Proposal shall have been duly approved by the NetManage Stockholders; (xii) no stop order shall have been issued by the Commission with respect to the Registration Statement; (xiii) no injunction or other order preventing the consummation of the Merger shall have been issued by any court or other governmental authority, and there shall not be any legal requirement applicable to the Merger that makes consummation of the Merger illegal; (xiv) NetManage shall have received an opinion from Wilson Sonsini and FTP shall have received an opinion from Ropes & Gray to the effect that Merger will constitute a reorganization under Section 368(a) of the Code; and (xv) the shares of NetManage Common Stock to be issued in the Merger shall have been approved, upon official notice of issuance, for quotation on the Nasdaq National Market.

     The obligations of FTP to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions: (i) the representations and warranties of NetManage contained in the Reorganization Agreement were accurate in all material respects as of the date of the Reorganization Agreement and will be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except where the failure to be true and correct would not have a Material Adverse Effect on NetManage; (ii) each covenant and obligation that NetManage and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects; (iii) the absence of a Material Adverse Effect with respect to NetManage; (iv) the Merger Proposal shall have been duly approved by the FTP Stockholders and the Share Proposal and the Certificate Amendment Proposal shall have been duly approved by the NetManage Stockholders; (v) no stop order shall have been issued by the Commission with respect to the Registration Statement; (vi) no injunction or other order preventing the consummation of the Merger shall have been issued by any court or other governmental authority, and there shall not be any legal requirement applicable to the Merger that makes consummation of the Merger illegal; (vii) NetManage shall have received an opinion from Wilson Sonsini and FTP shall have received an opinion from Ropes & Gray to the effect that Merger will constitute a reorganization under Section 368(a) of the Code; and (viii) the shares of NetManage Stock to be issued in the Merger shall have been approved, upon official notice of issuance, for quotation on the Nasdaq National Market.

     Pursuant to the Reorganization Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole. A Material Adverse Effect will be deemed to have occurred with respect to FTP if, among other things: (i) FTP Second Quarter Revenues (together with the excess, if any, of (A) FTP Third Quarter Revenues over $3,500,000 (if the closing of the Merger occurs on or after August 31, 1998) or (B) the net revenues of FTP for the month ending July 31, 1998 over $1,750,000 (if the closing of the Merger occurs prior to August 31, 1998)) are less than $7,500,000 or (ii) FTP Third Quarter Revenues are less than $3,500,000 (if the Closing occurs on or after August 31, 1998) (or, if the Closing occurs prior to August 31, 1998, the net revenues of FTP for the month ending July 31, 1998 are less than $1,750,000) (each of (i) and (ii) a "FTP Net Revenue Threshold"). A Material Adverse Effect shall be deemed to have occurred with respect to NetManage if, among other things, (A) the net revenues of NetManage for the fiscal quarter ending June 30, 1998 (together with the excess, if any, of (1) the net revenues of NetManage for the two months ending August 31, 1998 ("NetManage Third Quarter Revenues") over $5,500,000 (if the closing of the Merger occurs on or after August 31, 1998) or (2) the net revenues of NetManage for the month ending July 31, 1998 over $2,750,000 (if the closing of the Merger occurs prior to August 31, 1998)) are less than $11,250,000 or (B) NetManage Third Quarter Revenues are less than $5,500,000 (if the closing of the Merger occurs on or after August 31, 1998) (or, if the closing of the Merger occurs prior to August 31, 1998, the net revenues of NetManage for the month ending July 31, 1998 are less than $2,750,000) (each of (A) and (B) a "NetManage Net Revenue Threshold"). For purposes of the Reorganization Agreement, the determination of whether a Material Adverse Effect with respect to FTP or NetManage has occurred, in the event that each of FTP Net Revenue Thresholds or NetManage Net Revenue Thresholds, as the case may be, are satisfied, will not take into account the net revenues of FTP or the net revenues of NetManage, as the case may be, for such periods. However, for avoidance of doubt, a Material Adverse Effect may occur if changes, events, violations, inaccuracies, circumstances or effects other than a failure to meet each FTP Net Revenue Threshold or NetManage Net Revenue Threshold, as the case may be, shall exist. In addition, for purposes of the Reorganization Agreement, if each of the FTP Net Revenue Thresholds or NetManage Net Revenue Thresholds, as the case may be, are satisfied, a Material Adverse Effect with respect to FTP or NetManage, as the case may be, will not be deemed to have occurred if such change, event, violation, inaccuracy, circumstance or effect is directly attributable and consistent with trends affecting such party's business, results of operations and financial condition on and as of March 31, 1998.

TERMINATION

     The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the required approvals of the stockholders of NetManage and FTP: (i) by written mutual consent of NetManage and FTP; (ii) by either NetManage or FTP if the Merger is not consummated by October 31, 1998, provided, however, that such right to terminate the Reorganization Agreement shall not be available to any party whose action or failure to act is a principal cause of or results in the failure of the Merger to occur on or before such date, and such action or failure to act constitutes a breach of the Reorganization Agreement; (iii) by either NetManage or FTP if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) by either NetManage or FTP if the FTP Stockholders have not approved the Merger Proposal at the FTP Special Meeting (provided, however, that such right to terminate the Reorganization Agreement shall not be available to FTP where the failure to obtain the required FTP Stockholder vote is caused by the action or failure to act of FTP and such action or failure to act constitutes a breach by FTP of the Reorganization Agreement); (v) by either NetManage or FTP if the NetManage Stockholders have not approved the Share Proposal and the Certificate Amendment Proposal at the NetManage Special Meeting (provided, however, that such right to terminate the Reorganization Agreement shall not be available to NetManage where the failure to obtain the required NetManage Stockholder vote is caused by the action or failure to act of NetManage and such action or failure to act constitutes a breach by NetManage of the Reorganization Agreement); (vi) by NetManage or FTP if a Triggering Event (as defined below) shall have occurred prior to the FTP Special Meeting and the NetManage Special Meeting, provided, however, that in such a case, FTP may not so terminate the Reorganization Agreement for 120 days following the date of the Reorganization Agreement; (vii) by FTP, upon breach of any representation, warranty, covenant or agreement on the part of NetManage or Merger Sub under the Reorganization Agreement, or if any representation or warranty of NetManage or Merger Sub becomes untrue, in either case such that the conditions to FTP's obligations to consummate the Merger are not satisfied, provided, however, that if an inaccuracy in NetManage's representations and warranties or a breach by NetManage is curable by NetManage and NetManage is continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach, then FTP may not so terminate the Reorganization Agreement for 15 days after delivery of written notice by FTP to NetManage of such breach; (viii) by NetManage upon breach of any representation, warranty, covenant or agreement on the part of FTP under the Reorganization Agreement, or if any representation or warranty of FTP becomes untrue, in either case such that the conditions to NetManage's obligations to consummate the Merger are not satisfied, provided, however, that if an inaccuracy in FTP's representations and warranties or a breach of a covenant by FTP is curable by FTP and FTP is continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach, then NetManage may not so terminate the Reorganization Agreement for 15 days after delivery of written notice by FTP to NetManage of such breach.

     A "Triggering Event" will be deemed to have occurred if: (i) the FTP Board fails to recommend unanimously, or for any reason withdraws, amends or modifies in a manner adverse to NetManage, its unanimous recommendation in favor of approval of the Reorganization Agreement and the Merger; (ii) FTP fails to include in this Joint Proxy Statement/Prospectus the unanimous recommendation of the FTP Board in favor of approval of the Reorganization Agreement and the Merger; (iii) the FTP Board fails to reaffirm its unanimous recommendation in favor of approval of the Reorganization Agreement and the Merger within five days after NetManage requests that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the FTP Board or any committee of the FTP Board approves or publicly recommends any Acquisition Proposal; (v) FTP enters into any letter of intent or similar document or any contract accepting any Acquisition Proposal; and (vi) a tender or exchange offer relating to securities of FTP shall have been commenced by a person or entity affiliated with NetManage and FTP has not sent to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that FTP recommends rejection of such tender or exchange offer.

TERMINATION FEES

     The Reorganization Agreement provides that if the Reorganization Agreement is terminated (i) by NetManage due to the failure of the FTP Stockholders to approve the Merger Proposal or (ii) by NetManage if a Triggering Event with respect to FTP shall have occurred, then FTP shall pay to NetManage, within two business days following the date of such termination, the sum of $3,100,000 in immediately available funds.

     The Reorganization Agreement further provides that if the Reorganization Agreement is terminated by FTP due to the failure of the NetManage Stockholders to approve the Share Proposal or the Certificate

Amendment Proposal, NetManage shall pay to FTP, within two business days following the date of such termination, the sum of $3,100,000 in immediately available funds.

AMENDMENT; WAIVER

     The Reorganization Agreement may be amended by FTP and NetManage at any time, provided, however, that (i) after any approval of the Merger Proposal by the FTP Stockholders, no amendment shall be made which by law requires further approval of the FTP Stockholders without the further approval of the FTP Stockholders, and (ii) after any approval of the Share Proposal or the Certificate Amendment Proposal by the NetManage Stockholders, no amendment shall be made which by law or NASD regulation requires further approval of the NetManage Stockholders without the further approval of the NetManage Stockholders.

AFFILIATE AGREEMENTS

     NetManage has entered into Affiliate Agreements with each of NetManage's and FTP's directors and executive officers which restrict sales, dispositions or other transactions that reduce such persons' risk of investment in respect of the shares of NetManage Common Stock and FTP Common Stock held by them in order to enable the Merger to be treated as a pooling of interests for accounting and financial reporting purposes. In particular, such persons may not sell shares of NetManage Common Stock or FTP Common Stock for the period beginning 30 days prior to signing of the Reorganization Agreement and ending on the date of announcement of financial results of NetManage covering at least 30 days of combined operations of NetManage and FTP.

                       THE CERTIFICATE AMENDMENT PROPOSAL

GENERAL

     At the NetManage Special Meeting, NetManage Stockholders are being asked to approve an amendment to NetManage's Certificate of Incorporation (the "Certificate Amendment") to increase the number of authorized shares of NetManage Common Stock from 75,000,000 to 125,000,000 (the "Certificate Amendment Proposal").

     The Certificate Amendment was approved by the NetManage Board in June 1998, subject to stockholder approval at the NetManage Special Meeting. The Certificate Amendment would give the NetManage Board the authority to issue additional shares of NetManage Common Stock without requiring future stockholder approval of such issuances, except as may otherwise be required by applicable law or exchange rules.

SHARES RESERVED

     Of the 75,000,000 currently authorized shares of NetManage Common Stock, 44,209,692 shares of Common Stock were issued and outstanding as of July 13, 1998. In addition, as of July 13, 1998, approximately 8,100,000 shares were subject to outstanding stock options or available for future grant under NetManage's option plans. Based upon the number of outstanding shares of FTP Common Stock and outstanding FTP Stock Options on the FTP Record Date and assuming an Exchange Ratio of 0.72767, NetManage would issue approximately 24,766,585 shares of NetManage Common Stock and the FTP Stock Options to be assumed by NetManage in connection with the Merger would be converted into options to purchase approximately 4,107,620 shares of NetManage Common Stock.

PURPOSE AND EFFECT OF THE CERTIFICATE AMENDMENT

     While the current number of shares of NetManage Common Stock is expected to be sufficient for issuances or potential issuances as a result of the Merger, the NetManage Board is seeking NetManage Stockholder approval of the Certificate Amendment Proposal in order to ensure that there remain sufficient authorized shares after the Merger for potential future stock splits, sales of NetManage's securities to raise additional capital, acquisitions of other companies or their businesses or assets, establishing strategic relationships with corporate partners, or providing options or other stock incentives to NetManage's employees, consultants or others.

     The NetManage Board has no present agreement or arrangement, plan or understanding with respect to the issuance of any such additional shares, other than under its existing stock option and employee stock purchase plans. If the Certificate Amendment is approved by the NetManage Stockholders, the NetManage Board would be able to issue such additional shares without further stockholder approval, except as may be required by applicable law or exchange rules. In addition, NetManage Stockholders have no statutory preemptive rights with respect to future issuances of NetManage Common Stock.

     The increase in the number of authorized shares of NetManage Common Stock will not have any immediate effect on the rights of existing NetManage Stockholders. To the extent that the additional authorized shares are issued in the future, they will decrease the then-existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the then-existing stockholders.

POTENTIAL ANTI-TAKEOVER EFFECT

     The increase in the number of authorized shares of NetManage Common Stock and any subsequent issuance of such shares could have the effect of delaying or preventing a change in control of NetManage without further action by the stockholders. Shares of authorized and unissued NetManage Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that would make a change in control of NetManage more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of

NetManage Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of NetManage.

REQUIRED VOTE

     Approval of the Certificate Amendment Proposal requires the affirmative vote of not less than a majority of the votes entitled to be cast at the NetManage Special Meeting by all shares of NetManage Common Stock issued and outstanding on the NetManage Record Date. The effect of an abstention or broker non-vote is the same as that of a vote against the Certificate Amendment Proposal. The NetManage Board recommends voting "FOR" approval of the Certificate Amendment Proposal. If the Certificate Amendment Proposal is not so approved, NetManage's authorized Common Stock will not change.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements give effect to the Merger and are based upon, and should be read in conjunction with, the historical consolidated financial statements and accompanying notes for NetManage and FTP included elsewhere herein. The Merger is conditioned on, among other things, approval of the Merger Proposal by the FTP Stockholders and approval by the NetManage Stockholders of the Share Proposal and the Certificate Amendment Proposal.

     The unaudited pro forma condensed combined statements of operations for the years ended December 31, 1995, 1996 and 1997 and the three-month periods ended March 31, 1997 and 1998 give effect to the Merger, which is intended to be accounted for as a pooling of interests, as if the Merger were completed at the beginning of the periods presented. The unaudited pro forma condensed combined balance sheet has been prepared as if the Merger were completed as of March 31, 1998.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the date indicated, nor is it necessarily indicative of future operating results or financial position.

                               NETMANAGE AND FTP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                NETMANAGE      FTP       ADJUSTMENTS    BALANCES
                                                ---------    --------    -----------    ---------
Net revenues..................................  $125,446     $128,815      $  (350)(1)  $253,911
Cost of revenues..............................    13,065       15,852       (1,755)(1)    27,162
                                                --------     --------                   --------
  Gross margin................................   112,381      112,963                    226,749
Expenses:
  Research and development....................    23,861       22,298         (350)(1)    45,809
  Sales and marketing.........................    46,117       36,593                     82,710
  General and administrative..................     9,808       12,699                     22,507
  Amortization of goodwill....................     1,298           --                      1,298
  Acquisition costs...........................     1,701           --                      1,701
                                                --------     --------                   --------
Income from operations........................    29,596       41,373                     72,724
Other income, net.............................     4,188        6,156                     10,344
                                                --------     --------                   --------
Income from continuing operations before
  income taxes................................    33,784       47,529                     83,068
Provision for income taxes....................    11,487       17,587                     29,074
                                                --------     --------                   --------
Income from continuing operations.............  $ 22,297     $ 29,942                   $ 53,994
                                                ========     ========                   ========
Income from continuing operations per share:
  Basic.......................................  $   0.55     $   1.19                   $   0.91
  Diluted.....................................      0.52         1.06                       0.85
Weighted average common shares and
  equivalents:
  Basic.......................................    40,749       25,158       (6,851)(2)    59,056
  Diluted.....................................    42,955       28,245       (7,692)(2)    63,508

---------------
(1) To eliminate intercompany revenues and expenses.

(2) Converts FTP's weighted average common shares outstanding to NetManage Common Stock based on an assumed Exchange Ratio of 0.72767.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                              NETMANAGE      FTP       ADJUSTMENTS      BALANCES
                                              ---------    --------    -----------      ---------
Net revenues................................  $104,596     $101,091      $  (176)(1)    $205,511
Cost of revenues............................    11,837       16,796       (1,305)(1)      27,328
                                              --------     --------                     --------
  Gross margin..............................    92,759       84,295                      178,183
Expenses:
  Research and development..................    27,938       26,752         (176)(1)      54,514
  Sales and marketing.......................    52,167       46,896                       99,063
  General and administrative................    11,198       19,782                       30,980
  Write-off of in-process research and
     development............................    13,384       37,900                       51,284
  Amortization of goodwill..................     1,526           --                        1,526
  Acquisition costs.........................       199           --                          199
                                              --------     --------                     --------
Loss from operations........................   (13,653)     (47,035)                     (59,383)
Other income, net...........................     4,620        4,284                        8,904
                                              --------     --------                     --------
Loss from continuing operations before
  income taxes..............................    (9,033)     (42,751)                     (50,479)
Provision (benefit) for income taxes........    (3,328)       1,027                       (2,301)
                                              --------     --------                     --------
Loss from continuing operations.............  $ (5,705)    $(43,778)                    $(48,178)
                                              ========     ========                     ========
Loss from continuing operations per share:
  Basic.....................................  $  (0.13)    $  (1.46)                    $  (0.75)
  Diluted...................................     (0.13)       (1.46)                       (0.75)
Weighted average common shares and
  equivalents:
  Basic.....................................    42,341       29,896       (8,142)(2)      64,095
  Diluted...................................    42,341       29,896       (8,142)(2)      64,095

---------------
(1) To eliminate intercompany revenues and expenses.

(2) Converts FTP's weighted average common shares outstanding to NetManage Common Stock based on an assumed Exchange Ratio of 0.72767.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       PRO FORMA
                                             NETMANAGE      FTP       ADJUSTMENTS      BALANCES
                                             ---------    --------    -----------      ---------
Net revenues...............................  $ 61,524     $ 67,734      $(1,319)(1)    $ 127,939
Cost of revenues...........................     4,093       21,129         (303)(1)       24,919
                                             --------     --------                     ---------
  Gross margin.............................    57,431       46,605                       103,020
Expenses:
  Research and development.................    20,670       27,044         (619)(1)       47,095
  Sales and marketing......................    41,455       45,196                        86,651
  General and administrative...............    10,428       16,289                        26,717
  Write-off of in-process research and
     development...........................    20,643           --                        20,643
  Amortization of goodwill.................     1,137           --                         1,137
  Restructuring charge.....................     5,172       18,330                        23,502
                                             --------     --------                     ---------
Loss from operations.......................   (42,074)     (60,254)                     (102,725)
Other income, net..........................     7,859        3,646                        11,505
                                             --------     --------                     ---------
Loss from continuing operations before
  income taxes.............................   (34,215)     (56,608)                      (91,220)
Provision (benefit) for income taxes.......      (460)       1,208                           748
                                             --------     --------                     ---------
Loss from continuing operations............  $(33,755)    $(57,816)                    $ (91,968)
                                             ========     ========                     =========
Loss from continuing operations per share:
  Basic....................................  $  (0.78)    $  (1.71)                    $   (1.35)
  Diluted..................................     (0.78)       (1.71)                        (1.35)
Weighted average common shares and
  equivalents:
  Basic....................................    43,385       33,842       (9,216)(2)       68,011
  Diluted..................................    43,385       33,842       (9,216)(2)       68,011

---------------
(1) To eliminate intercompany revenues and expenses.

(2) Converts FTP's weighted average common shares outstanding to NetManage Common Stock based on an assumed Exchange Ratio of 0.72767.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                              NETMANAGE      FTP       ADJUSTMENTS      BALANCES
                                              ---------    --------    -----------      ---------
Net revenues................................   $16,379     $ 21,355      $  (263)(1)    $ 37,471
Cost of revenues............................     1,125        5,881         (103)(1)       6,903
                                               -------     --------                     --------
  Gross margin..............................    15,254       15,474                       30,568
Expenses:
  Research and development..................     6,090        7,857         (263)(1)      13,684
  Sales and marketing.......................    10,299       14,281                       24,580
  General and administrative................     2,390        4,335                        6,725
  Amortization of goodwill..................       260           --                          260
                                               -------     --------                     --------
Loss from operations........................    (3,785)     (10,999)                     (14,681)
Other income, net...........................     1,046          635                        1,681
                                               -------     --------                     --------
Loss before income taxes....................    (2,739)     (10,364)                     (13,000)
Provision for income taxes..................        --          650                          650
                                               -------     --------                     --------
Net loss....................................   $(2,739)    $(11,014)                    $(13,650)
                                               =======     ========                     ========
Net loss per share:
  Basic.....................................   $ (0.06)    $  (0.33)                    $  (0.20)
  Diluted...................................     (0.06)       (0.33)                       (0.20)
Weighted average common shares and
  equivalents:
  Basic.....................................    43,182       33,688       (9,174)(2)      67,696
  Diluted...................................    43,182       33,688       (9,174)(2)      67,696

---------------

(1) To eliminate intercompany revenues and expenses.

(2) Converts FTP's weighted average common shares outstanding to NetManage Common Stock based on an assumed Exchange Ratio of 0.72767.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                               NETMANAGE      FTP      ADJUSTMENTS      BALANCES
                                               ---------    -------    -----------      ---------
Net revenues.................................   $17,313     $10,928      $  (168)(1)     $28,073
Cost of revenues.............................       991       2,545         (346)(1)       3,190
                                                -------     -------                      -------
  Gross margin...............................    16,322       8,383                       24,883
Expenses:
  Research and development...................     4,530       3,609         (168)(1)       7,971
  Sales and marketing........................     9,179       6,160                       15,339
  General and administrative.................     2,667       3,341                        6,008
  Amortization of goodwill...................       487          --                          487
                                                -------     -------                      -------
Loss from operations.........................      (541)     (4,727)                      (4,922)
Other income, net............................     1,271       1,010                        2,281
                                                -------     -------                      -------
Income (loss) before income taxes............       730      (3,717)                      (2,641)
Provision for income taxes...................       199         100                          299
                                                -------     -------                      -------
Net income (loss)............................   $   531     $(3,817)                     $(2,940)
                                                =======     =======                      =======
Net income (loss) per share:
  Basic......................................   $  0.01     $ (0.11)                     $ (0.04)
  Diluted....................................      0.01       (0.11)                       (0.04)
Weighted average common shares and
  equivalents:
  Basic......................................    43,728      33,973       (9,252)(2)      68,449
  Diluted....................................    43,903      33,973       (9,427)(2)      68,449

---------------
(1) To eliminate intercompany revenues and expenses.

(2) Converts FTP's weighted average common shares outstanding to NetManage Common Stock based on an assumed Exchange Ratio of 0.72767 and excludes anti-dilutive common stock equivalents.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              AS OF MARCH 31, 1998
                                 (IN THOUSANDS)

                                                                                        PRO FORMA
                                            NETMANAGE      FTP       ADJUSTMENTS        BALANCES
                                            ---------    --------    -----------        ---------
Current Assets:
  Cash and cash equivalents...............  $ 15,091     $ 36,969      $    --          $ 52,060
  Short-term investments..................    40,690       12,100                         52,790
  Accounts receivable, net................    12,923        7,759                         20,682
  Prepaid expenses and other..............    13,802        6,273         (125)(1)        19,950
                                            --------     --------                       --------
          Total current assets............    82,506       63,101                        145,482
                                            --------     --------                       --------
Property and equipment, net...............     7,897        7,268                         15,165
                                            --------     --------                       --------
Long-term investments.....................    15,365       16,381                         31,746
Goodwill and other intangibles, net.......     2,786           --                          2,786
Other assets..............................     9,395        3,314       (1,820)(1)        10,889
                                            --------     --------                       --------
                                            $117,949     $ 90,064                       $206,068
                                            --------     --------                       --------
Current Liabilities:
  Accounts payable and accrued
     liabilities..........................  $  5,367     $  9,242      $ 7,000(2)       $ 21,609
  Accrued payroll and payroll-related
     expenses.............................     3,573        2,039                          5,612
  Deferred revenue........................     8,926        5,691         (125)(1)        14,492
  Income taxes payable....................     2,515        1,818                          4,333
                                            --------     --------                       --------
          Total current liabilities.......    20,381       18,790                         46,046
                                            --------     --------                       --------
Long-term liabilities.....................       454           --                            454
                                            --------     --------                       --------
Stockholders' Equity:
  Common stock and additional paid-in
     capital..............................    92,494      137,148                        229,642
  Retained earnings (accumulated
     deficit).............................     6,526      (65,863)      (8,820)(1,2)     (68,157)
  Accumulated translation adjustment......    (1,906)         (11)                        (1,917)
                                            --------     --------                       --------
          Total stockholders' equity......    97,114       71,274                        159,568
                                            --------     --------                       --------
                                            $117,949     $ 90,064                       $206,068
                                            --------     --------                       --------

---------------
(1) Reflects elimination of remaining unamortized purchased technology and deferred revenue balances related to intercompany revenues.

(2) Reflects estimated expenses of the Merger of approximately $3.4 million and severance costs of approximately $3.6 million which are expected to be paid upon closing of the Merger.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                               NETMANAGE AND FTP

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of NetManage and FTP for all periods presented following the pooling of interests method of accounting. No adjustments were necessary to conform the accounting policies of the combining companies.

NOTE 2. PRO FORMA NET INCOME (LOSS) PER SHARE

     The pro forma combined net income per share is based on the combined weighted average number of common and dilutive equivalent shares of NetManage and FTP based upon the Exchange Ratio of 0.72767 of a share of NetManage Common Stock for each share of FTP Common Stock.

     The pro forma combined net loss per share is based on the combined weighted average number of common shares of NetManage and FTP based upon the Exchange Ratio of 0.72767 of a share of NetManage Common Stock for each share of FTP Common Stock.

NOTE 3. MERGER RELATED EXPENSES OF NETMANAGE AND FTP

     NetManage and FTP estimate that they will incur Merger-related expenses, consisting primarily of transaction costs for investment banker fees, attorneys, accountants, financial printing and other related charges, of approximately $3.4 million. This estimate does not include any costs associated with restructuring, integrating or consolidating the operations of the two companies. This estimate is preliminary and is therefore subject to change. Additionally, NetManage expects that the combined company will pay up to approximately $3.6 million in severance costs to officers of FTP in connection with the termination of their employment upon consummation of the Merger. These non-recurring expenses will be charged to operations during the period in which the Merger is consummated. The pro forma condensed combined balance sheet gives effect to such expenses as if they had been incurred as of March 31, 1998, but the pro forma condensed combined statements of operations do not give effect to such expenses as such expenses are non-recurring.

NOTE 4. INTERCOMPANY REVENUES AND EXPENSES

     NetManage has licensed certain proprietary technology to FTP and has generally recognized revenue under such licensing arrangements upon delivery of the corresponding rights to the technology. Royalty payments related to the licensed technology were recognized as revenue by NetManage in the period in which payment was received from FTP. FTP historically capitalized payments made for licensed technology and amortized the amounts over the estimated useful life of the technology. Royalty payments made by FTP were expensed by FTP in the period in which they were incurred under the licensing agreements. The accompanying unaudited pro forma condensed combined statements of operations reflect the elimination of the above transactions in the periods in which they were historically recorded by the respective companies. Additionally, the unaudited condensed combined balance sheet reflects the elimination of any remaining unamortized amounts as of March 31, 1998.

                               NETMANAGE BUSINESS

     The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements which involve risks and uncertainties. NetManage's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "RISK FACTORS" and "NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

     NetManage develops, markets and supports software tools for connecting personal computers to corporate UNIX, AS/400 midrange and IBM mainframe computers, and software that increases the productivity of corporate call centers. NetManage is a recognized leader in "PC connectivity" and was one of the first to develop and market a Windows-based transmission protocol that has since become the industry standard for the Internet. In 1997, NetManage reorganized its business to take advantage of three major industry trends: expansion of the Internet, continued mobilization of personal computer users and broader access to corporate data and information. Its products are fully compatible with Microsoft's Windows 3.1, Windows 95 and Windows NT platforms, IBM operating systems, including OS/2, and Novell operating systems. NetManage was incorporated in 1990 as a California corporation and changed its incorporation to Delaware in 1993 in conjunction with its initial public offering.

     NetManage is organized into two business units, Core Technology and Emerging Technology. Current Core Technology products provide the technology to make the connection between personal computers and large corporate computers possible. These products leverage the strengths and popularity of the Internet and offer features to improve network manageability. Core Technology products include NetManage's strongest brands: the Chameleon family (Chameleon HostLink 97, Chameleon UNIXLink 97 and Chameleon 3270LT) and the NS/Portfolio family (NS/Portfolio Enterprise, NS/Portfolio for Mainframe, NS/Portfolio for AS/400 and NS/Router). Emerging Technology develops products that add value to the Core Technology product offerings and also target new market segments. Current products include SupportNow and OpSession, real-time software tools that help reduce the length of support phone calls from end-users.

     During 1997, NetManage acquired NetSoft, a California corporation ("NetSoft"), a developer and supplier of software for connecting personal computers to midrange and mainframe platforms. The NetSoft acquisition expanded NetManage's range of PC connectivity solutions for corporations, especially in the IBM AS/400 market. Netsoft also had strong brand equity in its NS/Portfolio name. Its President and CEO, D. Patrick Linehan, moved into NetManage as Senior Vice President and General Manager of the Core Business Unit. During 1997, NetManage also acquired Relay Technology, Inc., a Delaware corporation ("Relay"). This purchase brought to NetManage a 3270 terminal emulator, more connectivity software and increased expertise and penetration in the original equipment manufacturers ("OEM") sales channel. Theodore (Ted) Joseph, President and CEO of Relay, became Vice President of OEM sales at NetManage.

INDUSTRY BACKGROUND

     Three important industry trends had strong influence on NetManage's business strategy in 1997: (i) the further development of the Internet, intranets and extranets as mission-critical business applications in large companies; (ii) an increased desire on the part of corporations to make information stored in mainframes and midrange computers ("legacy" systems) broadly accessible; and (iii) the continued mobilization of users of personal computers on a global basis.

     NetManage uses the term "inter-networking" to describe the technology of global connectivity. Inter-networking had its origins in the Internet, a worldwide "network of networks" which allows communication between different organizations and locations, each with its own individual network of computers. With the rapid development of the Internet, the breadth of the connectivity industry has quickly expanded beyond proprietary-based solutions to Web-based technologies and other open protocol solutions. The application of this same inter-networking technology within a company on its own computer networks is known as an "intranet" to distinguish it from the larger public Internet. When companies use inter-networking technology for connecting to outside customers and suppliers, it's known as an "extranet." Importantly, inter-networking is comprised of many different applications which must communicate with one another, each according to its function, and which must follow certain standards or conventions which ensure interoperability.

     The personal computer has continued to grow in importance as a tool for facilitating communications, information sharing and group productivity in large companies. As professional workers have become more and more mobile, there is an accelerated effort to connect personal computers easily and reliably to corporate networks to improve communications and organizational productivity. As a result, the personal computer has become an important tool to connect workers to shared repositories of information and to other people, regardless of location, network or type of computer. Inter-networking also facilitates activities such as mobile computing by allowing users to use and to access more effectively all of a company's computer systems from a remote location.

     The specific tasks facilitated by inter-networking are numerous and include basic functions such as file transfer and file sharing capabilities, remote data access, login to remote computers and information publishing. Within organizations, PCs must connect not only to other PCs via LANs (local area networks), but also to workstations, servers, minicomputers and mainframes, many of which may run different operating system software and connect to different physical networks. In addition, more companies are seeking ways to link their computer systems directly with those of vendors, customers and other business partners to enhance the flow of information and reduce expenses.

     For a network to function properly, all connected devices must follow rules or "protocols" that govern access to the network and communication with other devices. TCP/IP (Transmission Control Protocol/Internet Protocol) is the name of the protocol family used by all inter-networking devices and applications because it is an open (non-proprietary) protocol capable of linking disparate environments. NetManage was one of the first software vendors to deliver the TCP/IP protocol and related applications for the Microsoft Windows platform. Selling primarily to the business user, NetManage has promoted standards based on its implementation of TCP/IP that have been adopted by the industry at large. The most notable example is the Windows Sockets, or "WinSock" interface, which is used today by a wide range of Windows inter-networking software vendors including Microsoft.

     NetManage believes that because of the open and interoperable characteristics of inter-networking technology, the use of intranets and the software that enables them will continue to grow significantly within organizations, and may emerge as the dominant corporate networking technology -- replacing other proprietary LAN technology from vendors such as Novell, IBM and Digital Equipment Corporation ("Digital").

     The required software to implement an inter-networking solution includes applications for the desktop, the software which transports information over the wires, the servers at the other end and management and development tools to create and administer a network of this type. Additionally, an easy-to-use, intuitive interface extends the use of these software components to a large, non-technical audience and facilitates adoption by such an audience.

     NetManage's vision is to provide inter-networking connectivity products that greatly improve the communication between personal computers and legacy systems regardless of where the PCs are located and to deliver products and services that provide an easy to use, standards-based infrastructure that ensures businesses run more efficiently, thereby bringing personal computers together with corporate host systems and connecting both to the Internet. As NetManage continues to deliver on its vision, personal computer users will be able to access corporate data and information more efficiently and more easily than ever before.

PRODUCTS AND TECHNOLOGY

     NetManage's comprehensive suite of products provides organizations with cost-effective solutions for connecting people, their computers and their businesses. NetManage's products extend the functionality of these organizations' technology investments by providing essential services that are not included in desktop and network operating systems. The result is streamlined communication, reductions in the total cost of ownership and increased productivity throughout an organization.

     NetManage has been a long-time proponent of industry standards, and it pursues partnerships and alliances with key industry players. In addition to promoting technological progress, these alliances help strengthen NetManage's market insight and lead to improved customer solutions with greater value. Some of NetManage's strategic partners include Microsoft, Intel Corporation, IBM and AT&T. All NetManage products are developed around the following:

     EASE OF USE -- NetManage's goal is to create applications for non-technical users. NetManage's products are designed to be set up on any personal computer in a few minutes and to determine with minimum user intervention all the appropriate settings and installation parameters for each PC's configuration and network. For corporate users, the cost of training, installation and support can exceed software acquisition costs. Ease of use can reduce such costs. Moreover, ease of use increases product utilization, thereby enhancing product value to the customer. Thus, by reducing costs and enhancing value, the benefit of ease of use is significant to NetManage's target market.

     MANAGEABILITY -- NetManage offers a fully integrated suite of applications, improving network manageability for system administrators. For example, customers do not have to buy terminal emulation from one vendor and file transfer from another, each with its own setup, user interface and feature set. Client applications are compatible with custom intranet applications built using NetManage developer toolkits. The common characteristics of the product suite tend to increase user satisfaction and product utilization. A well-integrated product lowers the cost of ownership and increases product value to the customer.

     FUNCTIONALITY -- The depth and completeness of the applications in NetManage's products are designed to compete with "best of class" functionality from specialist vendors in each category. The value proposition of NetManage's product offerings is enhanced by eliminating multi-source product purchases with no compromise on advanced software functionality. The economic proposition for the customer is enhanced by purchasing software and service from a single vendor.

     SUPPORTABILITY -- NetManage recognizes its customers' need to reduce continually the cost-of-ownership associated with personal computer connectivity software. Unlike competitors, who have focused solely on improved manageability to reduce costs, NetManage has also invested in the development of unique support tools. Products are designed with well-integrated support tools that reduce the time required to resolve software problems and reduce downtime, significantly enhancing the value of NetManage's product offerings to customers.

     ADHERENCE TO STANDARDS -- The very foundation of the Internet is predicated upon the notion that any client can talk to any server, and that all APIs (Application Program Interfaces) and protocols are published as free open standards. In the corporate computing environment it is impossible to guarantee a common set of software on every client and every server. NetManage's commitment to open standards insures that the plug and play interoperability that has made the Internet successful extends to the corporate intranet as well.

     NetManage's best-known products include the Chameleon and NS/Portfolio product families. NetManage recently acquired NetSoft to increase substantially the capability of its AS/400 offering, and Relay to expand the capability of its mainframe offering and OEM sales efforts. NetManage's products include:

CHAMELEON UNIXLINK97

     Complete PC-to-UNIX connectivity, including PC NFS (Network File System) file sharing, the most comprehensive suite of Telnet terminal emulation for TCP/IP and asynchronous connections and the industry's first Web-enabled X Windows server.

CHAMELEON HOSTLINK 97

     Complete PC-to-IBM mainframe and AS/400 connectivity -- including Web browser access and simplified management.

CHAMELEON 3270LT

     IBM mainframe connectivity software for TCP/IP networks.

CHAMELEON HOST AGENT

     Scalable, server-based host connectivity software designed for Windows NT.

NS/PORTFOLIO ENTERPRISE

     Full-featured, manageable access to IBM mainframes and AS/400 systems from all Windows platforms.

NS/PORTFOLIO FOR MAINFRAMES

     Comprehensive, fully-featured PC-to-IBM mainframe communications solution for all Microsoft Windows platforms.

NS/PORTFOLIO FOR AS/400

     Comprehensive, fully-featured PC-to-IBM AS/400 communications solution for all Microsoft Windows platforms.

NS/ROUTER PORTFOLIO

     The industry-standard Microsoft Windows-based APPC router offering increased productivity, ease of installation and configuration and enhanced security for host-server data.

NS/PORTFOLIO TOOLBOX

     Software application development tools for NS/Portfolio clients.

SUPPORTNOW

     Real-time software support tool that reduces the length of corporate support calls. It provides independent software vendors ("ISVs") a way to offer faster and more effective technical support to their customers via interactive sessions.

SUPPORTNOW SERVER

     Comprehensive real-time support server offering SupportNow Call Queue Management, conferencing, backend help desk integration, and proxy services for OpSession and SupportNow products.

OPSESSION

     Software support tool, like SupportNow, for corporations. It enables companies to manage and complete internal support calls quickly and efficiently. It enables real-time, interactive sharing of documents and applications, and improves remote training and demonstrations.

OPSESSION SDK

     Comprehensive software developer tool that enables programmers to add real-time application and workgroup sharing capability, using standard Internet technology, to any Microsoft Windows 95/NT application.

     Substantially all of NetManage's net revenues have been derived from the sales of products that provide inter-networking applications for the Microsoft Windows environment and are marketed primarily to Microsoft or Windows users. As a result, sales of NetManage's products would be materially adversely affected by market developments adverse to Windows. In addition, NetManage's strategy of developing products based on the Windows operating environment is substantially dependent on its ability to gain pre-release access to, and to develop expertise in, current and future Windows developments by Microsoft. No assurance can be given as to the ability of NetManage to provide on a timely basis products compatible with future Windows releases. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Product Development and Competition."

     NetManage's competitors could seek to expand their product offerings by designing and selling similar or new technology that could render NetManage's products obsolete or adversely affect sales of NetManage's products. These developments may adversely affect NetManage's sales of its own products either by directly affecting customer purchasing decisions or by making potential customers delay their purchases of NetManage's products. See "RISK
FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Product Development and Competition."

SALES AND MARKETING

     NetManage's products are designed to meet the needs of corporate end-users, network administrators, system administrators and MIS managers. NetManage, through its Core Business Unit, targets three key connectivity market segments: connecting personal computers to UNIX, IBM AS/400 midrange and IBM mainframe systems. Through its Emerging Technology Business Unit, NetManage recently introduced an innovative software application that reduces the length of support calls for organizations of all sizes.

     To serve the corporate marketplace, NetManage is developing more robust applications to provide greater value. NetManage believes that the markets for these PC connectivity solutions are large segments where NetManage has established products, reputation and expertise.

     NetManage is organized to solve the critical network and application needs of corporations in a wide range of industries. From education and government to finance and manufacturing, NetManage's products are being used to streamline communications throughout organizations. NetManage's products are used by more than 30,000 organizations, encompassing more than 9 million users worldwide.

     NetManage's marketing strategy is to establish itself as the preferred supplier of complete personal computer connectivity solutions for corporations. It has a competitive advantage as a "single-source" supplier for corporations. NetManage's products are marketed and sold in the United States and internationally by NetManage's direct sales force and authorized channel partners.

     In the United States, NetManage combines advertising and promotion with direct sales through a telephone-based sales force, assisted by designated personnel specifically assigned to the needs of major accounts. As part of its continuing strategy to develop multiple distribution channels, NetManage expects to increasingly utilize indirect channels, such as resellers, particularly value added resellers and systems integrators, distributors and OEMs. NetManage expects that indirect sales will grow as a percentage of both domestic and total revenues and that any material increase in NetManage's indirect sales as a percentage of revenues will adversely affect NetManage's average selling prices and gross margins due to the lower unit costs that are typically charged when selling through indirect channels. There can be no assurance that NetManage will be able to attract resellers and distributors who will be able to market NetManage's products effectively and will be qualified to provide timely and cost-effective customer support and service. NetManage ships products to resellers and distributors on a purchase-order basis, and many of NetManage's resellers and distributors carry competing product lines. Therefore, there can be no assurance that any reseller or distributor will continue to represent NetManage's products, and the inability to recruit or retain important resellers or distributors could adversely affect NetManage's results of operations. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined
Company -- Product Development and Competition."

     Internationally, NetManage has sales offices in Belgium, France, Germany, Israel, Italy, Japan, the Netherlands, Sweden and the United Kingdom. NetManage also utilizes local distributors internationally. NetManage supports the sales activity of these sales offices and distributors in target countries through localization of products and sales material, local training and participation in local trade shows.

     In 1997, NetManage derived approximately 23% of its net revenues from international sales, including export sales. NetManage believes that the potential international markets for its products are substantial, based on the extent to which Windows and inter-networking products are used internationally. Accordingly, NetManage localizes its products for use in the native language of target countries. Further, NetManage has adopted its software to support computing standards that are unique to these countries, such as the NEC PC in Japan. NetManage will continue to target major European and Asian countries for additional sales and marketing activity and to expand the use of its local sales offices and Israel subsidiary in the support of its international sales. While NetManage expects that international sales will continue to account for a significant portion of its net revenues, there can be no assurance that NetManage will be able to maintain or increase international market demand for NetManage's products or that NetManage's distributors will be able to meet effectively that demand.

     Risks inherent in NetManage's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, currency fluctuations, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on NetManage's future international sales and, consequently, on NetManage's results of operations. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Global Market Risks."

CUSTOMER SUPPORT

     NetManage's domestic support organization consists of an experienced staff of engineers providing support by telephone from NetManage's facilities in California and New Hampshire. Both telephone support and regular update releases of the software are provided to customers who purchase an annual maintenance agreement. The sales and the customer support organizations at NetManage work together closely to provide customer satisfaction.

     International customers are supported by local distributors who are trained by NetManage and also are supported by NetManage personnel located in various sales offices.

EMPLOYEES

     As of June 30, 1998, NetManage had a total of 390 full-time employees, of whom 212 were engaged in sales, marketing and technical support, 63 in general management, administration and finance, 109 in software development and engineering and six in production. None of NetManage's employees are subject to a collective bargaining agreement, and NetManage has not experienced any work stoppage. NetManage believes that its employee relations are good.

LEGAL PROCEEDINGS

     On January 9, 1997, a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. 07763295, was filed in the Superior Court of California, Santa Clara County, against NetManage and certain of its directors and current and former officers. On January 10, 1997, the same plaintiffs filed a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. C-97-4385-CRB, in the United States District Court for the Northern District of California, against the same defendants. Both complaints allege that, between July 25, 1995 and January 11, 1996, the defendants made false or misleading statements of material fact about NetManage's prospects and failed to follow generally accepted accounting principles. The state court complaint asserts claims under California state law; the federal court complaint asserts claims under the federal securities laws. In addition, on September 10, 1997, NetManage and several of its officers and directors were named in a securities class action complaint filed in the Northern District of California, Beasley v. NetManage, Inc., et al., C-97-3329-FMS. This complaint is substantially similar to the previously-filed case of Head, et al. v. NetManage, Inc., et al., discussed above, and contains similar allegations, names the same defendants, and purports to represent purchasers of NetManage stock during the same class period as in the previously-filed complaint. The complaints seek an unspecified amount of damages. On February 24, 1998, the federal court granted the defendants' motion to dismiss the federal class action complaint in Head, et al.
v. NetManage, Inc., et al. Plaintiffs have filed an amended complaint. NetManage believes there is no merit to these cases and intends to defend both cases vigorously. There can be no assurance that NetManage will be able to prevail in the lawsuits. As the outcome of this matter cannot be reasonably determined, NetManage has not accrued for any potential loss contingencies.

     On March 21, 1997, a securities class action complaint, Interactive Data Systems, Inc., et al. v. NetManage, Inc., et al., No. CV764945, was filed in the Superior Court of California, Santa Clara County, against NetManage and certain of its directors and officers. On June 19, 1997, one of the plaintiffs in that action filed a securities class action complaint, Molinari v. NetManage, Inc., et al., No. C-98-202-CRB, in the United States District Court for the Northern District of California against the same defendants. Both complaints allege that, between April 18, 1996 and July 18, 1996, the defendants made false or misleading statements of material fact about NetManage's prospects. The state court complaint asserts claims under California state law; the federal complaint asserts claims under the federal securities laws. Both complaints seek an unspecified amount of damages. On February 26, 1998, the state court entered judgment in favor of NetManage in the state case. Plaintiffs have filed a notice of appeal from this judgment and are expected to file an amended complaint as to the individual defendants. NetManage believes there is no merit to either case and intends to defend both cases vigorously. There can be no assurance that NetManage will be able to prevail in the lawsuits. As the outcome of this matter cannot be reasonably determined, NetManage has not accrued for any potential loss contingencies.

     On October 10, 1997, a verified derivative complaint was filed in the United States District Court for the Northern District of California against nine present and former officers and directors of NetManage alleging that these persons violated various duties to NetManage, captioned Sucher v. Alon, et al., No. C-98-203-CRB. The derivative complaint also names NetManage as a nominal defendant. The derivative complaint is predicated on the factual allegations contained in the class action complaints discussed above. No demand was previously made to NetManage's Board of Directors concerning the allegations of the derivative complaint, which seeks an unspecified amount of damages. NetManage has moved to dismiss the complaint on the ground that plaintiff was obligated to make a demand on the NetManage Board. The individual defendants have separately moved to dismiss the complaint.

     On November 26, 1997, a complaint was filed against NetManage in the Superior Court of California, San Diego County, Shaw, et al. v. NetManage, Inc., No. 176081. The plaintiffs, who held a significant ownership interest in AGE before it was acquired by NetManage, bring causes of action alleging fraud, negligent misrepresentations, negligence and breach of contract with respect to NetManage's acquisition of AGE. The complaint seeks an unspecified amount of damages. NetManage believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that NetManage will be able to prevail in the lawsuit. As the outcome of this matter cannot be reasonably determined, NetManage has not accrued for any loss contingencies.

     NetManage has filed a complaint in Harris County Civil Court, Texas, against Overlook Communications International Corporation, formerly known as Phoenix Datanet and Charter Communications International, Inc. ("Phoenix"), a former customer, seeking to recover approximately $50,000 owed to NetManage. Phoenix recently counterclaimed against NetManage claiming breach of warranty and related claims and seeking unspecified damages and other remedies. NetManage believes the claim is without merit and intends to contest it vigorously.

PROPERTIES

     In the United States, NetManage's principal sales, marketing, technical support, administration, product development and support functions occupy an aggregate of approximately 83,000 square feet of facilities comprised of two buildings located in Cupertino, California, one building in San Diego, California and one building in Irvine, California. NetManage also leases approximately 12,000 square feet in Nashua, New Hampshire which is used for sales and technical support and 10,000 square feet in Vienna, Virginia which is used for sales.

     Internationally, NetManage leases approximately 35,000 square feet in Haifa, Israel for the purpose of international sales, marketing and technical support, administration, and product development. NetManage also leases sales office space in Belgium, France, Germany, Italy, Japan, the Netherlands, Sweden and the United Kingdom.

               NETMANAGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of NetManage should be read in conjunction with the historical consolidated financial statements of NetManage and the related notes thereto included elsewhere herein. The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. NetManage's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "RISK FACTORS" and "NETMANAGE BUSINESS," as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

OVERVIEW

     NetManage develops, markets and supports PC connectivity software for the Microsoft Windows 3.1, Windows 95 and Windows NT platforms, IBM system OS/2 and Novell platforms, offering applications for UNIX, AS/400 and IBM mainframe host systems. NetManage also provides remote access, application sharing and help desk technology in its newly introduced OpSession and SupportNow products. Its products are sold and serviced worldwide by NetManage's direct sales force, international subsidiaries and authorized channel partners. Since NetManage's inception, revenues from its Chameleon family of products have represented substantially all of NetManage's revenues, and NetManage expects that revenues from its Core Technology products will continue to account for a substantial portion of NetManage's revenues for the foreseeable future.

ACQUISITIONS

     In July 1997, NetManage acquired all of the outstanding shares of Network Software Associates, Inc. ("NSA"), a holding company for NetSoft, for $26.0 million in cash. In November 1997, NetManage acquired all of the outstanding shares of Relay for $4.2 million in cash. Both of these acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of the acquired companies from the acquisition date forward have been recorded in NetManage's consolidated financial statements.

RESTRUCTURING

     In the third quarter of 1997, NetManage initiated a plan to restructure its operations worldwide due to adverse business conditions including reduced sales of its products. The restructuring plan included the termination of a number of employees worldwide and the reduction in worldwide office space, which primarily consisted of the consolidation of certain domestic technical support and engineering locations. The restructuring actions remaining to be completed as of March 31, 1998 are expected to be completed by the third quarter of 1998. NetManage anticipates that these remaining restructuring actions will require the expenditure of approximately $0.3 million of cash during the remainder of 1998, all of which is reflected in accrued liabilities on the accompanying balance sheet of NetManage at March 31, 1998.

QUARTERLY RESULTS OF OPERATIONS

     During the past year, NetManage discontinued several low revenue generating products and focused efforts on controlling costs in order to reduce operating expenses, including a restructuring plan announced and executed in the third quarter of 1997, in an attempt to return NetManage to profitability. These efforts have contributed to improved operating results.

     Because NetManage generally ships software products within a short period after receipt of an order, NetManage does not have a material backlog of unfilled orders, and revenues in any one quarter are substantially dependent on orders booked in that quarter. NetManage's operating expense levels are based in part on its expectations as to future revenues and to a large extent are fixed. Operating expenses decreased during the first quarter of 1998 as compared to the same period in 1997 as a result of the restructuring plan discussed above, the resulting reduction of headcount and the closing and/or consolidation of facilities.

Operating expenses are expected to fluctuate as a percentage of revenues as NetManage's newly introduced products begin contributing to revenues.

                                                            THREE MONTHS ENDED
                                                                MARCH 31,             CHANGE
                                                            ------------------    --------------
                                                             1997       1998       $        %
                                                            -------    -------    ----    ------
                                                                   (DOLLARS IN MILLIONS)
Net revenues:
  License fees............................................  $ 12.3     $ 13.9      1.6      13.0%
  Services................................................     4.1        3.4     (0.7)     (1.7)%
          Total net revenues..............................  $ 16.4     $ 17.3      0.9      (5.5)%
As a percentage of net revenues:
  License fees............................................    75.0%      80.6%
  Services................................................    25.0%      19.4%
          Total net revenues..............................   100.0%     100.0%
Gross margin..............................................  $ 15.3     $ 16.3      1.0       6.5
  As a percentage of net revenues.........................    93.1%      94.3%
Research and development..................................  $  6.1     $  4.5     (1.6)     (2.6)%
  As a percentage of net revenues.........................    37.2%       6.1%
Sales and marketing.......................................  $ 10.3     $  9.2     (1.1)    (10.7)%
  As a percentage of net revenues.........................    62.9%      53.0%
General and administrative................................  $  2.4     $  2.7      0.3      12.5%
  As a percentage of net revenues.........................    14.6%      15.4%
Interest income and other, net............................  $  1.3     $  0.8     (0.5)    (38.5)%
  As a percentage of net revenues.........................     7.7%       4.5%
Provision for income taxes................................  $   --     $  0.2      0.2    (100.0)%
  Effective tax rate......................................      --       27.0%
Net income (loss).........................................  $ (2.7)    $  0.5      3.2     118.5%
  As a percentage of net revenues.........................     n/a        3.1%

  NET REVENUES

     Historically, the majority of NetManage's net revenues have been derived from software license fees. Service revenues have been primarily attributable to maintenance agreements associated with licenses.

     NetManage has operations worldwide with sales offices located in the United States, Europe and Japan. International revenues as a percentage of total net revenues were approximately 21% and 28% for the three-month periods ended March 31, 1997 and 1998, respectively. In the latter half of 1997, NetManage took steps to reorganize its staffing and management, distributor relationships, and product marketing in Europe as well as Japan. These efforts, together with NetManage's July 1997 acquisition of NetSoft which had historically been successful in marketing and selling its products internationally, resulted in the increase in international revenues both in absolute dollars and as a percentage of total net revenues for the quarter ended March 31, 1998 as compared to the same period in 1997.

     License fees increased both in absolute dollars and as a percentage of total net revenues during the three-month period ended March 31, 1998 as compared to the same period in 1997. This increase is primarily attributable to NetManage's expanded product offerings as a result of NetManage's 1997 acquisitions of NetSoft and Relay, as discussed above.

     The decline in service revenues both in absolute dollars and as a percentage of total net revenues for the three-month period ended March 31, 1998 as compared to the same period of 1997 is primarily due to the decline in the license fee revenues during the first half of 1997 which will generally affect service revenues for the trailing months.

     Software license fees are generally recognized as revenue upon shipment if the fee is considered fixed or determinable, the arrangement does not include significant customization of the software and collectibility is probable. Allowances for returns and doubtful accounts are provided based on historical rates of returns and write-offs, which have not been material to date. Certain of NetManage's sales to distributors are under agreements providing rights of return and price protection on unsold merchandise. Accordingly, NetManage defers recognition of such sales until the merchandise is sold by the distributor.

     NetManage provides ongoing maintenance and support to its customers, generally under annual service agreements. Maintenance and support is comprised of software updates for existing products and telephone support. Service revenues are recognized on a pro-rata basis over the term of such agreements. Periodically, NetManage has provided training and consulting services to selected customers. Such revenue is recognized as the related services are performed and has not been material to date. NetManage does not expect that revenues generated from such training and consulting services will constitute a material portion of total revenues.

     No customer accounted for more than 10% of net revenues during the three-month periods ended March 31, 1997 or March 31, 1998.

  GROSS MARGIN

     Cost of revenues primarily includes royalties paid to third parties for licensed software incorporated into NetManage's products as well as costs associated with product packaging, documentation and software duplication. Cost of service revenues through March 31, 1998 has not been material and is not reported separately. Gross margin increased both in absolute dollars and as a percentage of total net revenues for the three-month period ended March 31, 1998 as compared to the three-month period ended March 31, 1997 primarily as a result of the increase in the net revenue base while costs remained relatively fixed. Gross margin as a percentage of net revenues may fluctuate in the future due to increased price competition, the mix of distribution channels used by NetManage, the mix of license fee revenues versus service revenues, the mix of products sold and the mix of international versus domestic revenues. NetManage typically recognizes higher gross margins on direct sales than on sales through indirect channels.

  RESEARCH AND DEVELOPMENT

     Research and development ("R&D") expenses consist primarily of salaries and benefits, as well as fees paid to certain outside consultants. The decrease in R&D expenses in absolute dollars for the three-month period ended March 31, 1998 as compared to the same period of the prior year primarily reflects cost savings, particularly in salaries and benefits, associated with employee attrition and the previously discussed restructuring. NetManage expects R&D spending to initially increase following the Merger. NetManage expects R&D spending to fluctuate as a percentage of net revenues depending on future revenue levels, acquisitions and licensing of technology.

     Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which NetManage is required to capitalize software development costs after technological feasibility is established, which NetManage defines as a working model and further defines as a beta version of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Costs that do not qualify for capitalization are charged to R&D expense when incurred. To date, internal software development costs that were eligible for capitalization have not been significant and NetManage has charged all internal software developments costs to R&D expense as incurred.

  SALES AND MARKETING

     Sales and marketing ("S&M") expenses consist primarily of salaries and commissions of sales and marketing personnel, advertising and promotion expenses, and customer service and support costs. The decrease in S&M expenses in both absolute dollars and as a percentage of total net revenues for the three-month period ended March 31, 1998 as compared to the same period in 1997 primarily reflects cost savings related to employee attrition and the restructuring mentioned above, as well as a decline in advertising costs as NetManage re-evaluated its marketing and selling strategies.

     NetManage believes that S&M expenses, particularly related to advertising and promotion expenses, will initially increase following the Merger. NetManage expects that S&M expenses as a percentage of total net revenues will fluctuate depending on future revenue levels.

  GENERAL AND ADMINISTRATIVE

     General and administrative ("G&A") expenses increased in absolute dollars for the three-month period ended March 31, 1998 as compared to the same period of 1997 largely due to additional legal fees associated with defending the lawsuits filed against NetManage in 1997 as discussed in "NETMANAGE
BUSINESS -- Legal Proceedings." NetManage anticipates G&A expenses will initially increase following the Merger and that, as a percentage of total net revenues, G&A expenses will fluctuate depending on future revenue levels.

  INTEREST INCOME AND OTHER, NET

     Interest income and other, net includes interest income earned on NetManage's cash and investments as well as foreign exchange gains and losses. The decline in interest income and other, net in both absolute dollars and as a percentage of total net revenues for the three-month period ended March 31, 1998 as compared to the same period in 1997 is primarily the result of a decrease in the aggregate amount of cash and investments from $105.3 million for the quarter ended March 31, 1997 to $71.2 million for the quarter ended March 31, 1998.

  PROVISION FOR INCOME TAXES

     NetManage's effective tax rate for the three-month period ended March 31, 1998 was 27%, which reflects the benefit of tax credits and net operating loss carryforwards. Due to NetManage's loss position in the three-month period ended March 31, 1997, it did not have a tax provision.

ANNUAL RESULTS OF OPERATIONS

     During the past year, NetManage has discontinued several low revenue generating products and focused efforts on controlling costs in order to reduce operating expenses and attempt to return to profitability. As previously discussed, in the third quarter of 1997 NetManage initiated a plan to restructure its operations worldwide and focus on its core competencies. Additionally, during the fourth quarter of 1996 NetManage consolidated its operations into two distinct business groups, each with dedicated development, sales, marketing and support resources. The Core Technology Business Unit products provide the technology to make the connection between personal computers and large corporate computers possible. These products leverage the strengths and popularity of the Internet and offer features to improve network manageability. Core Technology products include NetManage's strongest brands: the Chameleon family (Chameleon HostLink 97, Chameleon UNIXLink 97 and Chameleon 3270LT) and the NS/Portfolio family (NS/Portfolio Enterprise, NS/Portfolio for Mainframe, NS/Portfolio for AS/400 and NS/Router). The Emerging Technology Business Unit develops products that add value to the Core Technology product offerings and also target new market segments. Current products include SupportNow and OpSession, real-time software tools that help reduce the length of support phone calls from end-users.

     For the year ended December 31, 1997 as compared to the prior year, NetManage experienced a significant decline in net revenues and an increase in net loss. The decline in net revenues primarily reflected NetManage's lack of success in marketing and selling its products, particularly in Europe and Japan, as well as increased competition and pricing pressures. While additional revenues resulted from both the NetSoft and Relay acquisitions, consolidated net revenues also declined as a direct result of these acquisitions as NetManage was incorporating acquired products into existing product lines, integrating the operations of NetManage and the acquired companies and restructuring the combined companies' focus on becoming the premier single source provider of PC-to-host connectivity. As a result of these integration efforts, as well as the timing of the acquisitions of NetSoft and Relay in the third and fourth quarters of 1997, respectively, the acquisitions did not contribute significantly to revenue for the year ended December 31, 1997. Finally, Chameleon HostLink 97 began shipping towards the end of the third quarter of 1997 and, therefore, did not contribute significantly to revenues until the fourth quarter of 1997.

     Operating expense levels are based in part on NetManage's expectations as to future revenues and to a large extent are fixed. Operating expenses, excluding the write-off of in-process research and development and restructuring charges, decreased in absolute dollars for the year ended December 31, 1997 compared to 1996. Operating expenses are expected to initially increase following the Merger.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

                                                             YEAR ENDED
                                                            DECEMBER 31,           CHANGE
                                                          ----------------    ----------------
                                                           1996      1997       $         %
                                                          ------    ------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
Net revenues:
  License fees..........................................  $ 89.3    $ 45.8    $(43.5)    (48.7)%
  Services..............................................    15.3      15.7       0.5       3.1%
                                                          ------    ------    ------    ------
          Total net revenues............................  $104.6    $ 61.5    $(43.1)    (41.2)%
As a percentage of net revenues:
  License fees..........................................    85.4%     74.4%
  Services..............................................    14.6%     25.6%
                                                          ------    ------
          Total net revenues............................   100.0%    100.0%
Gross margin............................................  $ 92.8    $ 57.4    $(35.3)    (38.1)%
  As a percentage of net revenues.......................    88.7%     93.3%
Research and development................................  $ 27.9    $ 20.7    $ (7.3)    (26.0)%
  As a percentage of net revenues.......................    26.7%     33.6%
Sales and marketing.....................................  $ 52.2    $ 41.4    $(10.7)    (20.5)%
  As a percentage of net revenues.......................    49.9%     67.4%
General and administrative..............................  $ 11.2    $ 10.4    $ (0.8)     (6.9)%
  As a percentage of net revenues.......................    10.7%     16.9%
Write-off of in-process research and development........  $ 13.4    $ 20.6    $  7.3      54.2%
  As a percentage of net revenues.......................    12.8%     33.6%
Restructuring charge....................................  $   --    $  5.2    $  5.2       n/a
  As a percentage of net revenues.......................      --       8.4%
Interest income.........................................  $  5.6    $  4.6    $ (1.1)    (18.9)%
  As a percentage of net revenues.......................     5.4%      7.4%
Equity in income (losses) of unconsolidated affiliate...  $ (1.0)   $  1.1    $  2.2    (213.9)%
  As a percentage of net revenues.......................     1.0%      1.0%
Unrealized gain on investment in unconsolidated
  affiliate.............................................  $   --    $  2.2    $  2.2       n/a
  As a percentage of net revenues.......................      --       3.5%
Benefit for income taxes................................  $ (3.3)   $ (0.5)   $  2.9     (86.2)%
  Effective tax rate....................................     n/a       n/a
Net loss................................................  $ (5.7)   $(33.8)   $(30.2)    491.7%
  As a percentage of net revenues.......................     n/a       n/a

  NET REVENUES

     License fees decreased substantially both in absolute dollars and as a percentage of total net revenues during the year ended December 31, 1997 as compared to the same period of 1996. As previously discussed, the decline in license fees was primarily attributable to increased competition and heightened pricing pressures and NetManage's lack of success in marketing and selling its products, particularly in the international marketplace. Further, as discussed above, the timing of the NetSoft and Relay acquisitions and the release of NetManage's Chameleon HostLink 97 product prevented these events from contributing significantly to revenues during the year ended December 31, 1997. While NetManage did realize increased revenues on a sequential quarterly basis in the fourth quarter of 1997 as a result of its recently introduced products, including both Chameleon HostLink 97 and UNIXLink 97, as well as its 1997 acquisitions, there can be no assurance that revenues will continue to increase or stabilize in the future. The increase in service revenues as a percentage of total net revenues for the year ended December 31, 1997 as compared to 1996 primarily reflected the decline in the total net revenues base as a result of the aforementioned decline in license fee revenues.

     International revenues as a percentage of total net revenues were approximately 33% and 23% for the years ended December 31, 1996 and 1997, respectively. The decline in international revenues as a percentage of total net revenues was due largely to NetManage's lack of success in marketing and selling its products, particularly in Europe and Japan, the latter of which accounted for the majority of NetManage's international revenues during 1996. NetSoft has historically been successful in marketing and selling its products internationally, and NetManage is in the process of integrating and streamlining overlapping functions, particularly in Europe, to benefit from NetSoft's success historically in the international marketplace. NetManage is addressing and taking steps with respect to staffing and management, distributor relationships, and product marketing in Europe as well as in Japan. There can be no assurance that such integration will be accomplished expeditiously or successfully, or that NetManage will succeed in its attempts to improve its international marketing and sales efforts.

     No customer accounted for more than 10% of net revenues during the years ended December 31, 1996 and 1997.

  GROSS MARGIN

     A charge of approximately $2.7 million is included in cost of revenues for the year ended December 31, 1996, for the amortization and write-off of software purchased in early 1996. The write-off of purchased software primarily resulted from NetManage's decision during the fourth quarter of 1996 to discontinue its ChameleonNFS for Mac OS and Xoftware for Mac OS product lines. Amounts incurred for the amortization and writedown of purchased software in 1997 were immaterial. Gross margin, as a percentage of net revenues, increased between the years ended December 31, 1996 and 1997 primarily as a result of decreased packaging and documentation costs as well as the 1996 charge of $2.7 million for the amortization and writedown of purchased software discussed above. Cost of service revenues through December 31, 1997 has not been material and is not reported separately.

     Gross margin as a percentage of net revenues may fluctuate in the future due to increased price competition, the mix of distribution channels used by NetManage, the mix of license fee revenues versus service revenues, the mix of products sold and the mix of international versus domestic revenues. NetManage typically recognizes higher gross margins on direct sales than on sales through indirect channels and higher gross margins on license fee revenues than on service revenues. NetManage expects that indirect sales will grow as a percentage of both domestic and total revenues and that any material increase in indirect sales as a percentage of revenues will adversely affect average selling prices and gross margins due to lower unit costs that are typically charged when selling through indirect channels. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Significant Fluctuations in Operating Results."

  RESEARCH AND DEVELOPMENT

     The decrease in R&D expenses in absolute dollars for the year ended December 31, 1997 as compared to the prior year is primarily the result of cost savings, particularly salaries and benefits, associated with employee attrition and the previously discussed restructuring. The decline in the total net revenues base resulted in the increase in R&D expenses as a percentage of net revenues for the year ended December 31, 1997 as compared to 1996.

  SALES AND MARKETING

     The decrease in S&M expenses in absolute dollars for the year ended December 31, 1997 as compared to the prior year primarily reflects cost savings related to employee attrition and the restructuring discussed above, and the resulting declines in salaries and benefits, as well as a decline in advertising as NetManage re-evaluated its marketing and selling strategies. As a percentage of total net revenues for the year ended December 31, 1997 as compared to 1996, the increase in S&M expenses was attributable to the decreased total net revenues base.

  GENERAL AND ADMINISTRATIVE

     G&A expenses decreased in absolute dollars for the year ended December 31, 1997 as compared to the prior year due to cost savings related to employee attrition and the previously discussed restructuring. As a percentage of total net revenues for the year ended December 31, 1997 as compared to 1996, the increase in G&A expenses was attributable to the decreased total net revenue base.

  WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT

     As previously discussed, in connection with the acquisitions of all of the outstanding shares of NSA and Relay during the third and fourth quarters of 1997, respectively, NetManage acquired a total of $24.4 million of intangible assets. Of this amount, $20.6 million was reflected as a charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. This charge is reflected in NetManage's audited consolidated statement of operations for the year ended December 31, 1997 included elsewhere herein.

     During the fourth quarter of 1996, NetManage purchased technology from Applicom Software Industries (1990) Ltd. and U.S. Computer Software, Inc. In management's opinion, neither of these purchased technologies had reached technological feasibility nor had a probable alternative future use. Accordingly, these technology purchases, totaling approximately $13.4 million, were deemed to be in-process research and development and were charged to operations for the year ended December 31, 1996.

  RESTRUCTURING CHARGE

     As discussed above, in the third quarter of 1997, NetManage initiated a plan to restructure its operations worldwide. In connection with this plan, a restructuring charge of $5.2 million was recorded in NetManage's statement of operations for the year ended December 31, 1997. No such charges were incurred for the year ended December 31, 1996.

  INTEREST INCOME

     The decline in interest income for the year ended December 31, 1997 as compared to the same period of the prior year was primarily the result of a decrease in the aggregate cash and investments from $103.3 million at December 31, 1996 to $69.3 million at December 31, 1997. The increase in interest income as a percentage of total net revenues for the year ended December 31, 1997 as compared to 1996 is attributable to the decreased total net revenues base.

  EQUITY IN INCOME (LOSSES) OF UNCONSOLIDATED AFFILIATE AND UNREALIZED GAIN ON INVESTMENT IN UNCONSOLIDATED AFFILIATE

     In December 1997, NetVision, Ltd., a provider of internet services in Israel and an unconsolidated affiliate of NetManage, issued an additional 800,000 preferred shares which were sold to Tevel Israel International Communications, Ltd. ("Tevel"), an unrelated party, for $10.0 million cash in exchange for a one-third interest in NetVision. As a result of the issuance and sale of these shares by NetVision,

NetManage's ownership interest in NetVision decreased from 50% to approximately 32%. In connection with this transaction, NetManage recorded an unrealized gain on the sale of stock by NetVision of approximately $2.1 million, which is included in NetManage's audited consolidated statement of operations for the year ended December 31, 1997 included elsewhere herein.

  BENEFIT FOR INCOME TAXES

     NetManage recorded a benefit for income taxes for the years ended December 31, 1996 and 1997 of approximately $3.3 million and $0.5 million, respectively, on a pretax loss of $9.0 million and $34.2 million, respectively.

     At December 31, 1997, NetManage had a net deferred tax asset of approximately $7.3 million. Realization of the net deferred tax asset is dependent on NetManage generating sufficient future taxable income. Although realization is not assured, management believes that it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset, however, could be reduced in the near term if actual future taxable income differs from estimated amounts.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

                                                             YEAR ENDED
                                                            DECEMBER 31,           CHANGE
                                                          ----------------    ----------------
                                                           1995      1996       $         %
                                                          ------    ------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
Net revenues:
  License fees..........................................  $112.1    $ 89.3    $(22.7)    (20.3)%
  Services..............................................    13.4      15.3       1.9      14.2%
                                                          ------    ------    ------    ------
     Total net revenues.................................  $125.5    $104.6    $(20.8)    (16.6)%
As a percentage of net revenues:
  License fees..........................................    89.3%     85.4%
  Services..............................................    10.7%     14.6%
                                                          ------    ------
     Total net revenues.................................   100.0%    100.0%
Gross margin............................................  $112.4    $ 92.8    $(19.6)    (17.4)%
  As a percentage of net revenues.......................    89.6%     88.7%
Research and development................................  $ 23.9    $ 27.9    $  4.1      17.1%
  As a percentage of net revenues.......................    19.0%     26.7%
Sales and marketing.....................................  $ 46.1    $ 52.2    $  6.1      13.1%
  As a percentage of net revenues.......................    36.8%     49.9%
General and administrative..............................  $  9.8    $ 11.2    $  1.4      14.2%
  As a percentage of net revenues.......................     7.8%     10.7%
Write-off of in-process research and development........  $   --    $ 13.4    $ 13.4     100.0%
  As a percentage of net revenues.......................      --       2.8%
Acquisition costs.......................................  $  1.7    $  0.2    $ (1.5)    (88.3)%
  As a percentage of net revenues.......................     1.4%      0.2%
Interest income.........................................  $  4.5    $  5.6    $  1.1      25.2%
  As a percentage of net revenues.......................     3.6%      5.4%
Provision (benefit) for income taxes....................  $ 11.5    $ (3.3)   $(14.8)   (129.0)%
  Effective tax rate....................................    34.0%      n/a
Net income (loss).......................................  $ 22.3    $ (5.7)   $(28.0)   (125.6)%
  As a percentage of net revenues.......................    17.8%      n/a

  NET REVENUES

     During the year ended December 31, 1996, license fees declined significantly and service revenues increased in absolute dollars year over year by approximately 14%.

     License fees decreased both in absolute dollars and as a percentage of net revenues during the year ended December 31, 1996 as compared to the same period of 1995. The decline in license fees was primarily attributable to increased competition, heightened pricing pressures and the general confusion within the marketplace resulting from rapidly changing technology and product introductions, the delayed release of Windows NT 4.0 and the slow adoption of Windows 95 in corporate accounts, all of which contributed to delayed buying decisions, particularly by corporate users. In addition, the decline reflects NetManage's lack of success in marketing and selling its products in the United States and Japan in particular and also reflects the inability of NetManage to realize any significant revenues from its 1995 and 1996 acquisitions of products and technology. These factors led to lower unit volumes as well as lower average prices. Service revenues increased in absolute dollars year over year by approximately 14% and as a percentage of net revenues increased to nearly 15% of total net revenues. These increases primarily reflected NetManage's focus on marketing its customer support services domestically in 1996.

     During mid-1995, NetManage expanded its worldwide operations with new sales offices internationally in Europe and Japan. International revenues as a percentage of total net revenues were 30% and 33% for the years ended December 31, 1995 and 1996, respectively. During the fourth quarter of 1996, in particular, NetManage was unsuccessful in marketing and selling its products in Japan, which in 1995 and the first half of 1996 accounted for the majority of NetManage's international revenues.

     No customer accounted for more than 10% of net revenues during the years ended December 31, 1995 and 1996.

  GROSS MARGIN

     A charge of approximately $2.7 million was included in cost of revenues for the year ended December 31, 1996 for the amortization and write-off of software purchased in early 1996. The write-off of purchased software primarily resulted from NetManage's decision during the fourth quarter of 1996 to discontinue its ChameleonNFS for Mac OS and Xoftware for Mac OS product lines. No such charges for the amortization and writedown of purchased software were incurred for the year ended December 31, 1995. Gross margin, as a percentage of net revenues, declined slightly between the years ended December 31, 1996 and 1995, primarily as a result of the decline in the revenue base and the write-off discussed above. Cost of service revenues through December 31, 1996 was not material and was not reported separately.

  RESEARCH AND DEVELOPMENT

     The increase in R&D for the year ended December 31, 1996 as compared to the prior year primarily reflected the hiring of product development engineers in the United States and Israel during 1996, in part reflecting the high employee attrition experienced in both locations.

  SALES AND MARKETING

     The increase in S&M expenses for the year ended December 31, 1996 compared to the prior year, both in absolute dollars and as a percentage of net revenues, reflected increased costs related to NetManage's investment in expanding its direct corporate sales and support functions in the United States and increased marketing activities, including advertising, trade show participation and promotions.

  GENERAL AND ADMINISTRATIVE

     G&A expenses increased in absolute dollars and as a percentage of net revenues for the year ended December 31, 1996 compared to the prior year. This increase was primarily the result of increased staffing and associated expenses necessary to support and improve NetManage's infrastructure. The increase as a percentage of net revenues was also attributable to the decreased revenue base.

  WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT

     During the year ended December 31, 1996, NetManage purchased technology from several parties. The majority of the $13.4 million charge in the fourth quarter of 1996 was attributable to NetManage's purchases of technology from Applicom Software Industries (1990) Ltd. and U.S. Computer Software, Inc. In management's opinion, both purchases of technology had not reached technological feasibility and had no probable alternative future use. Accordingly, such amounts were deemed to be in-process research and development and were charged to operations for the year ended December 31, 1996. No such expenses were incurred for the year ended December 31, 1995.

  ACQUISITION COSTS

     NetManage incurred acquisition costs during the year ended December 31, 1996 related to the acquisition of MaxInfo, which was accounted for as a pooling of interests. Acquisition costs for the year ended December 31, 1995 primarily related to the acquisitions of Syzygy and AGE, which were also accounted for as poolings of interests. Acquisition costs consisted primarily of investment banking, legal, accounting and other related expenses.

  INTEREST INCOME

     Interest income increased in absolute dollars and as a percentage of net revenues primarily as a result of higher average cash and investment balances during the year ended December 31, 1996 compared to the prior year.

  PROVISION (BENEFIT) FOR INCOME TAXES

     NetManage recorded a benefit for income taxes of approximately $3.3 million on a pretax loss of approximately $9.0 million for the year ended December 31, 1996 compared to a provision for income taxes of approximately $11.5 million on pretax income of approximately $33.8 million for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

                                                             AS OF MARCH 31,
                                                             ----------------
                                                             1997       1998
                                                             -----      -----
                                                              (IN MILLIONS)
Cash and cash equivalents..................................  $21.1      $15.1
Short-term investments.....................................   36.9       40.7
Long-term investments......................................   47.3       15.4
Net cash provided by operating activities..................    3.5        1.6
Net cash provided by (used in) investing activities........   (1.5)       0.1
Net cash provided by financing activities..................    0.1        0.5

     Since NetManage's inception, growth has been financed primarily through cash provided by operations and sales of capital stock. NetManage's primary financing activities to date have consisted of its initial and secondary stock offerings and preferred stock issuances, resulting in aggregate net proceeds to NetManage of approximately $72.5 million. NetManage does not have a bank line of credit or an equipment lease facility. NetManage's cash and cash equivalents, short-term investments and long-term investments increased from $69.3 million at December 31, 1997 to $71.2 million at March 31, 1998. This increase was primarily due to cash provided by NetManage's operations.

     NetManage's principal investing activities to date have been the purchase of short- and long-term investments, purchases of property and equipment, and cash payments for acquisitions. Net of amounts invested, NetManage received proceeds of $0.5 million from maturities of short-term and long-term investments during the three-month period ended March 31, 1998. Expenditures for purchases of property and equipment were minimal during the first quarter of 1998 due to NetManage's efforts to control expenses. NetManage does not have any specific commitments with regard to future capital expenditures. NetManage's principal commitment as of March 31, 1998 consists of leases on its facilities.

     Net cash provided by financing activities during the three months ended March 31, 1998 reflects proceeds from the issuance of common stock under NetManage's stock option plan.

     At March 31, 1998, NetManage had working capital of $62.1 million. NetManage believes that its current cash balances and cash flows from current operations will be sufficient to meet NetManage's working capital and capital expenditure requirements for the next 12 months. However, there can be no assurance that NetManage will not require additional funds sooner or that if required they would be available on reasonable terms, if at all.

NEW ACCOUNTING STANDARDS

     In 1997, NetManage adopted SFAS No. 129, "Disclosure of Information About Capital Structure." SFAS No. 129 requires companies to disclose certain information about their capital structure. SFAS No. 129 did not have a material impact on NetManage's consolidated financial statement disclosures.

     In the first quarter of 1998, NetManage adopted SFAS No. 130, "Comprehensive Income." SFAS No. 130 requires companies to report a new, additional measure of income on the income statement or to create a new financial statement that has the new measure of income on it. "Comprehensive Income" is to include foreign currency translation gains and losses and other unrealized gains and losses that have been previously excluded from net income and reflected instead in equity. The adoption of SFAS No. 130 did not have a material impact on NetManage's consolidated financial statements or disclosures.

     In 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which was adopted by NetManage in the first quarter of 1998. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The adoption of SOP 97-2 did not have a material impact on NetManage's consolidated financial statements.

     In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which NetManage will adopt in its 1998 annual consolidated financial statements. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from NetManage products and services, the countries in which NetManage earns revenues and holds assets, and major customers.

DISCLOSURES ABOUT MARKET RISK

  INTEREST RATE RISK

     NetManage's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. NetManage places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, NetManage is averse to principal loss and seeks to preserve its invested funds by limiting default risk, liquidity risk and territory risk.

     NetManage mitigates default and liquidity risks by investing in only safe and high credit quality securities and by positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. NetManage mitigates territory risk by only allowing up to 25% of the portfolio to be placed outside of the United States.

     The table below presents the carrying value, market value and related weighted average interest rates for NetManage's investment portfolio as of December 31, 1997. All investments mature, by policy, in four years or less.

                                                CARRYING    MARKET       AVERAGE
                                                 VALUE      VALUE     INTEREST RATE
                                                --------    ------    -------------
                                                     (IN MILLIONS, EXCEPT FOR
                                                      AVERAGE INTEREST RATES)
Investment securities:
  Cash equivalents -- fixed rate..............   $ 4.5      $ 4.5          48.7%
  Short-term investments -- fixed rate........    36.8       37.0          6.11%
  Long-term investments -- fixed rate.........    19.7       19.8           5.9%
                                                 -----      -----
          Total investment securities.........    61.0       61.3          5.95%
Money market funds -- variable rate...........     0.4        0.4          5.30%
                                                 -----      -----
          Total interest bearing
            instruments.......................   $61.4      $61.7          5.95%
                                                 =====      =====

  FOREIGN CURRENCY RISK

     NetManage transacts business in various foreign currencies, primarily in Europe and Israel. NetManage has established a foreign currency hedging program, utilizing foreign currency forward exchange contracts ("forward contracts") to hedge certain foreign currency exposures in certain European countries. Under this program, increases or decreases in NetManage's foreign currency transactions are partially offset by gains and losses on the forward contracts, so as to mitigate the possibility of short-term earnings volatility. NetManage does not use forward contracts for trading purposes. All outstanding forward contracts at the end of a period are marked-to-market with unrealized gains and losses included in interest income and, thus, are recognized in income in advance of the actual foreign currency cash flows. As these forward contracts mature, the realized gains and losses are recorded and are included in net income (loss) as a component of interest income. NetManage's ultimate realized gain or loss with respect to currency fluctuations will depend upon the currency exchange rates and other factors in effect as the contracts mature.

     The table below provides information as of December 31, 1997 about NetManage's forward contracts. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amount (at contract exchange rates) and the contractual foreign currency exchange rates. These forward contracts mature in less than 30 days.

                                                           NOTIONAL        CONTRACT
                                                            AMOUNT           RATE
                                                          ----------      ----------
                                                          (IN THOUSANDS, EXCEPT FOR
                                                           AVERAGE CONTRACT RATES)
Forward contracts:
  British pounds sterling...............................     $609             0.60
  German deutschemarks..................................     $700             1.77
  French francs.........................................     $568             5.92
  Belgian francs........................................     $ 33            36.20

     The unrealized gain (loss) on the outstanding forward contracts at December 31, 1997 was immaterial to NetManage's consolidated financial statements. Due to the short-term nature of the forward contracts, the fair value at December 31, 1997 was negligible. The realized gain (loss) on these contracts as they matured was not material to the consolidated operations of NetManage.

                              NETMANAGE MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following persons are expected to serve as the executive officers and directors of NetManage immediately following the Merger (ages are as of June 30, 1998):

          NAME            AGE                             POSITION
          ----            ---                             --------
Zvi Alon................   46    Chairman of the Board, President and Chief Executive
                                 Officer
Gary R. Anderson........   51    Chief Financial Officer, Senior Vice President, Finance and
                                 Secretary
John Bosch..............   63    Director
Uzia Galil..............   73    Director
Dr. Shelley Harrison....   55    Director
D. Patrick Linehan......   50    Senior Vice President, General Manager of the Core Business
                                 Unit
Darrell Miller..........   51    Director
Abraham Ostrovsky.......   55    Director
Patricia M.                44    Senior Vice President, Human Resources
  Roboostoff............

     Zvi Alon is the founder of NetManage and has served as its Chairman of the Board, President and Chief Executive Officer since NetManage's formation. From 1986 to 1989, Mr. Alon was the President of Halley Systems, a manufacturer of networking equipment including bridges and routers. He also has served as Manager, Standard Product Line at Sytek, Inc., a networking company, and Manager of the Strategic Business Group for Architecture, Graphics and Data Communications at Intel, a semiconductor manufacturer. Mr. Alon received a B.S. degree in electrical engineering from the Technion-Israel Institute of Technology in Haifa, Israel. He is a member of the board of directors of NetVision, Ltd., a 33%-owned subsidiary of NetManage. Mr. Alon is the son-in-law of Mr. Uzia Galil, a director of NetManage.

     Gary R. Anderson has served as Senior Vice President, Finance and Chief Financial Officer since December 1997 when he joined NetManage. From September 1996 to July 1997, Mr. Anderson was Chief Financial Officer and Executive Vice President of NetSource Communications, a telecommunications and telemanagement services provider and from April 1995 to April 1996 he was Chief Financial Officer and Vice President of Air Net Communications, a telecommunications hardware developer. Mr. Anderson also served as Senior Vice President and Chief Financial Officer of WYSE Technology, Inc., a hardware manufacturer, from June 1989 to January 1995. Mr. Anderson is a Certified Public Accountant. Mr. Anderson graduated from the University of Massachusetts where he received a bachelor's degree in accounting.

     John Bosch has served as a director of NetManage since December 1991. Since 1981, Mr. Bosch has been a general partner of Bay Partners, a venture capital firm. In 1976, he co-founded Cronus Precision Products, Inc., a digital timing company, and he served as its President and Chief Executive Officer until 1981. In 1970, Mr. Bosch co-founded Anixter, Bosch and Russell, a consulting firm specializing in marketing and sales consulting for high technology companies and in technical venture analysis for the venture capital community. Mr. Bosch is currently a director of five portfolio companies. He is a graduate of the University of Southern California where he received a B.S. degree in mechanical engineering and an M.B.A. in marketing.

     Uzia Galil has served as a director of NetManage since December 1991. Mr. Galil is the Chairman of the Board of Directors of Elron Electronic Industries, Ltd. ("Elron"), its founder and also has been its President and Chief Executive Officer since its formation. Mr. Galil has been Chairman of the Board of Directors of Elbit Ltd., an affiliate of Elron, since January 1981, having been President and Chief Executive Officer of Elbit Ltd. from 1967 to 1978. Mr. Galil also serves as Chairman of the Board of Directors of Zoran Corporation, and as a director of Elscint Ltd., Elbit Systems Ltd., Elbit Medical Imaging Ltd., Orbotech Ltd., and most of the private companies of the Elron Group. Mr. Galil received a B.S. degree from the Technion and an M.S. in electrical engineering from Purdue University, Lafayette, Indiana. An honorary doctorate in technical sciences was granted to him by the Technion in 1977 in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy was granted to him by the Weizman Institute of Science in 1991 and an honorary doctorate in engineering was granted to him in 1995 by the Polytechnic University in New York. Mr. Galil is the recipient of the Israel Prize 1997 for his special contribution to the high technology industry in Israel. From 1980 through mid-1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil is the father-in-law of Mr. Zvi Alon, the Chairman of the Board of Directors of NetManage and NetManage's President and Chief Executive Officer.

     Dr. Shelley Harrison has served as a director of NetManage since July 1996, filling an open vacancy on the NetManage Board. Dr. Harrison has served as Chairman of the Board of Directors since 1993 and Chief Executive Officer since April 1996 of Spacehab, Inc., a company which develops, owns and operates habitable modules and logistics supply services for the manned U.S. Space Shuttle missions. In addition, Dr. Harrison is a managing general partner of PolyVentures L.P. and PolyVentures II, L.P., which are high technology venture capital firms. Dr. Harrison also serves on the board of directors of Globecomm Systems, Inc. and Asymetrix Learning Systems, Inc., as well as several private technology companies, and on the board of trustees of Polytechnic University in New York. He received his B.S. in electrical engineering from New York University and received an M.S. and Ph.D. in electrophysics from Polytechnic University.

     D. Patrick Linehan joined NetManage in July 1997 as Senior Vice President, General Manager of the Core Business Unit. Prior to joining NetManage, he served as President and Chief Executive Officer of NetSoft (acquired by NetManage in July 1997), a software developer, since May 1996. From January 1995 to May 1996, Mr. Linehan was President and Chief Executive Officer of MiraLink Corporation, a hardware manufacturer and software developer. Previously, he was Chief Executive Officer at Starbase Corporation, a software developer, from October 1993 to January 1995 and President and Chief Executive Officer of Castelle, Inc., a networking hardware manufacturer, from July 1991 to October 1993. Mr. Linehan received a B.A. degree in business administration from the University of Washington in Seattle.

     Darrell Miller has served as a director of NetManage since February 1994 and served as Executive Vice President, Corporate Strategic Marketing for NetManage from December 1994 to February 1996. From 1987 to 1993, Mr. Miller was at Novell, a computer network company, in numerous positions including Executive Vice President responsible for strategic and marketing operations and Executive Vice President responsible for product development. From 1984 to 1987, Mr. Miller acted as the Director of Marketing for Ungermann-Bass, a manufacturer of networking equipment. Since 1994, Mr. Miller has served on the board of directors of Xpoint Technologies, Inc., a switched ethernet company. Mr. Miller is a graduate of the University of Denver where he received a B.S. in business administration.

     Abraham Ostrovsky joined the NetManage Board in January 1998. Mr. Ostrovsky has served as Chairman of the Board of Jetform Corporation, a provider of electronic forms and enterprise workflow products, since January 1996 and served as its Chief Executive Officer from 1991 to 1995. Mr. Ostrovsky also served as Chairman of the Board and Chief Executive Officer of Compressent, a company which develops and licenses color facsimile and communications software, from March 1996 to December 1997. Mr. Ostrovsky also serves as a director of SEEC, Inc. and Indigo, Inc. Mr. Ostrovsky attended the University of Miami.

     Patricia M. Roboostoff joined NetManage in December 1994 as Vice President, Human Resources and since March of 1996 has held the position of Senior Vice President, Human Resources. Prior to joining NetManage, she was Vice President Administration/Human Resources at Maxtor Corporation, a disk drive manufacturer, from October 1991 to November 1994. From 1978 to 1991, Ms. Roboostoff was at Intel, in several positions, most recently as Human Resources Manager of the Microprocessor/Technology/Manufacturing organization.

COMPENSATION OF DIRECTORS OF NETMANAGE

     NetManage's non-employee directors currently receive a fixed sum of twelve thousand dollars ($12,000) in cash compensation per annum, payable quarterly, for service on the NetManage Board. In addition, non-employee directors may be reimbursed for certain expenses in connection with attendance at Board and Board committee meetings. Employee directors do not receive separate compensation for their services on the

NetManage Board, although service on the Board may be considered when establishing their compensation as employees.

COMPENSATION OF EXECUTIVE OFFICERS OF NETMANAGE

     The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to NetManage and its subsidiaries during each of 1997, 1996 and 1995 to NetManage's Chief Executive Officer, NetManage's two most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of 1997 whose total salary and bonus exceeded $100,000, and a former executive officer who would have been among NetManage's executive officers but for the fact that the individual was not serving as an executive officer of NetManage at the end of 1997 (collectively, the "Named Executive Officers"). This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                        ANNUAL COMPENSATION       ----------------------
                                                    ---------------------------   SECURITIES UNDERLYING
        NAME AND PRINCIPAL POSITION          YEAR   SALARY($)(1)   BONUS($)(2)           OPTIONS
        ---------------------------          ----   ------------   ------------   ----------------------
Zvi Alon...................................  1997     302,500         45,375           -0-
  Chairman of the Board and Chief            1996     302,500         90,750           -0-
  Executive Officer                          1995     275,000        151,250           -0-
Patricia Roboostoff........................  1997     143,359         18,750             346,000(3)
  Sr. Vice President, Human Resources        1996     133,533         33,383             128,000(4)
                                             1995     123,600         67,980              13,000
D. Patrick Linehan(5)......................  1997     126,576         31,250             312,500
  Sr. Vice President and General             1996          --             --                  --
  Manager, Core Products Division            1995          --             --                  --
Walter Amaral(6)...........................  1997     134,277             --             215,000(7)
  Sr. Vice President, Finance and            1996     192,400         48,100             140,000(8)
  Chief Financial Officer                    1995     127,187         93,625             100,000

---------------
(1) Includes amounts deferred pursuant to Section 401(k) of the Code.
(2) Bonus payments are based on the individual's performance, the individual's salary level and NetManage's overall financial performance.
(3) Includes an original option grant of 75,000 shares and 271,000 of options that were repriced in January and September 1997.
(4) Includes an original option grant of 35,000 shares and 93,000 of options that were repriced in February 1996.
(5) Mr. Linehan joined NetManage in July 1997.
(6) Mr. Amaral served as NetManage's Senior Vice President of Finance and Chief Financial Officer until his resignation from NetManage in August 1997.
(7) Includes an original option grant of 75,000 shares and 140,000 of options that were repriced in January 1997.
(8) Includes an original option grant of 40,000 shares and 100,000 of options that were repriced in February 1996.

STOCK OPTION GRANTS AND EXERCISES

     The following table sets forth certain information with respect to stock options granted to the Named Executive Officers in 1997. The exercise price of the options was set at the fair market value as of the date of grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

                             NUMBER OF         % OF TOTAL
                            SECURITIES           OPTIONS
                            UNDERLYING         GRANTED TO       EXERCISE PRICE                   GRANT DATE
                              OPTIONS         EMPLOYEES IN        PER SHARE       EXPIRATION    PRESENT VALUE
          NAME                GRANTED          FISCAL YEAR        ($/SHARE)          DATE          ($)(1)
          ----            ---------------    ---------------    --------------    ----------    -------------
Zvi Alon................           --               --                 --            --                 --
Patricia Roboostoff.....      128,000(2)           1.7%             $6.00            (2)          $390,945
                               15,000(3)           0.2%             $5.38         01/23/07        $ 76,489
                               60,000(4)           0.8%             $2.81         04/15/07        $138,201
                              143,000(5)           1.9%             $3.06            (5)          $ 72,319
D. Patrick Linehan......      312,500(6)           4.2%             $3.06         09/05/07        $864,369
Walter Amaral...........      140,000(7)           1.9%             $3.06            (7)          $ 68,024
                               15,000(8)           0.2%             $5.38         01/23/07        $ 76,489
                               60,000(9)           0.8%             $2.81         04/15/07        $138,201

---------------
(1) In determining the grant date present value of options, the Black-Scholes valuation method was used. The assumptions used in this valuation included an expected volatility of approximately 1.83, risk-free interest rates ranging from 4.93% to 5.66%, no dividend yields, and an expected term from vest date of approximately seven months.
(2) This option grant represents the January 1997 repricing of options granted in prior years. The number of shares, expiration dates and related vesting terms are as follows: (i) 80,000 shares expiring on 12/13/04 and vesting 21,666 shares on 8/13/96 then the balance monthly thereafter; (ii) 13,000 shares expiring on 10/23/05 and vesting 417 shares on 7/1/99 then the balance monthly thereafter; and (iii) 35,000 shares expiring on 7/18/06 and vesting 8,000 shares monthly through 1999, 15,000 shares monthly through 2000 and 12,000 shares monthly through 2001. Prior to the repricing, the exercise prices on these options ranged from $10.375 to $11.125 per share.
(3) This option grant vests monthly throughout 12 months beginning 1/1/02. This option was subsequently repriced to $3.06 per share in September 1997.
(4) This option grant has a 50% cliff vesting on 4/15/98 and another 50% cliff vesting on 4/15/99.
(5) This option grant represents the September 1997 repricing of options previously granted. For the terms of such repriced options, please see footnotes (2) and (3) above.
(6) This option grant has a 20% cliff vesting on 8/1/98 and then vests monthly thereafter.
(7) This option grant represents the January 1997 repricing of options granted in prior years. The number of shares, expiration dates and related vesting terms are as follows: (i) 100,000 shares expiring on 4/25/05 and a 25% cliff vesting on 11/1/96 then the balance monthly thereafter; and (ii) 40,000 shares expiring on 7/18/06 and vesting 20,000 shares monthly throughout 2000 and 20,000 shares monthly throughout 2001. Prior to the repricing, the exercise prices on these options ranged from $10.375 to $11.125 per share.
(8) This option grant vests monthly over 12 months beginning 1/1/02.
(9) This option grant has a 50% cliff vesting on 4/15/98 and another 50% cliff vesting on 4/15/99.

     The following table sets forth certain information concerning the number and value at December 31, 1997 of unexercised "in the money" options held by the Named Executive Officers. The values set forth below have not been, and may never be, realized and are based on the positive spread between the respective exercise prices of outstanding stock options and the closing price of the NetManage Common Stock on December 31, 1997, which was $2.63 per share as reported by the Nasdaq National Market.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1997 AND FISCAL YEAR-END OPTION VALUES

                                                                                         VALUE OF UNEXERCISED
                          SHARES                   NUMBER OF SECURITIES UNDERLYING      IN-THE-MONEY OPTIONS AT
                         ACQUIRED       VALUE       UNEXERCISED OPTIONS AT FY-END           FISCAL YEAR END
         NAME           ON EXERCISE    REALIZED       EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
         ----           -----------    --------    -------------------------------    ---------------------------
Zvi Alon..............       --            --               -0-                            -0-/-0-
Patricia Roboostoff...       --            --          48,333/154,667                      -0-/-0-
D. Patrick Linehan....       --            --           -0-/312,500                        -0-/-0-
Walter Amaral(1)......       --            --             -0-/-0-                          -0-/-0-

---------------
(1) Mr. Amaral was not employed at NetManage as of December 31, 1997 and therefore had no outstanding options at the end of the year.

TEN-YEAR OPTION REPRICINGS

     The following table sets forth certain information related to the repricing of stock options to any executive officer since NetManage's initial public offering in 1993. In February 1996, all options granted to employees in 1995 and certain options granted to employees in the last quarter of 1994 were repriced to $11.13 per share by the NetManage Board. The vesting schedule of these repriced options was delayed six months. All out-of-the-money options previously granted to employees were subsequently repriced by the NetManage Board to $6.00 per share in January 1997 and to $3.06 in September 1997. There was no change in the vesting schedule for the options repriced in 1997.

                                       NUMBER OF                                                         LENGTH OF
                                       SECURITIES                                                     ORIGINAL OPTION
                                       UNDERLYING   MARKET PRICE OF   EXERCISE PRICE                  TERM REMAINING
                                        OPTIONS      STOCK AT TIME      AT TIME OF     NEW EXERCISE     AT DATE OF
           NAME               DATE      REPRICED     OF REPRICING       REPRICING         PRICE          REPRICING
           ----              -------   ----------   ---------------   --------------   ------------   ---------------
Zvi Alon...................       --     -0-           -0-               -0-              -0-             -0-
  President & CEO
Patricia Roboostoff........  2/13/96     80,000         $11.13            $12.63          $11.13       8.83 yrs
  Sr. VP, Human Resources    2/13/96     13,000         $11.13            $19.81          $11.13       9.75 yrs
                             1/02/97     80,000         $ 6.00            $11.13          $ 6.00       7.95 yrs
                             1/02/97     13,000         $ 6.00            $11.13          $ 6.00       8.80 yrs
                             1/02/97     35,000         $ 6.00            $10.38          $ 6.00       9.54 yrs
                             9/05/97     13,000         $ 3.06            $ 6.00          $ 3.06       8.13 yrs
                             9/05/97     35,000         $ 3.06            $ 6.00          $ 3.06       8.86 yrs
                             9/05/97     80,000         $ 3.06            $ 6.00          $ 3.06       7.27 yrs
                             9/05/97     15,000         $ 3.06            $ 6.00          $ 3.06       9.38 yrs
D. Patrick Linehan.........       --     -0-           -0-               -0-              -0-             -0-
  Sr. VP & General Manager
Walter Amaral..............  2/13/96    100,000         $11.13            $16.13          $11.13       9.25 yrs
  Sr. VP & CFO               01/02/97   100,000         $ 6.00            $11.13          $ 3.06       8.31 yrs
                             01/02/97    40,000         $ 6.00            $10.38          $ 3.06       9.54 yrs
Robert Williams............  2/13/96     10,500         $11.13            $19.81          $11.13       9.75 yrs
  VP Business Development

REPORT OF THE NETMANAGE BOARD ON REPRICING OF OPTIONS

     The NetManage Board determined that as a result of declines in the price of NetManage Common Stock, the incentive provided by the options previously granted to all employees was insufficient to assist NetManage in retaining its employees. The price of the NetManage Common Stock fell from $23.25 per share at the end of 1995 to $10.88 per share at the end of the first quarter of 1996, then fell again to $6.00 at the end of 1996 and to $3.72 at the end of the third quarter of 1997. Employee retention had become a significant challenge for the Company due to the extremely competitive nature of the employment marketplace, which, combined with the Company's performance and declining stock price, had led to substantial turnover. To assist the Company in retaining its employees by providing additional incentive to remain with the Company over the long-term, the Board of Directors decided to reprice outstanding options, including the options held by the executives in the table above. The Board considered other alternatives such as the issuance of more shares at the lower prices, but felt that the effects of doing so would be too dilutive. As such, in February 1996 the Board repriced all options granted to employees in 1995 and certain options granted in the last quarter of 1994 to $11.13; the vesting on these repriced options was delayed six months. Due to the continued decline in the stock price throughout 1996 and 1997 the Board repriced all out-of-the money options in January 1997 and September 1997, with no change in the current vesting schedules. The Board believed that the factors affecting the decision as to whether to reprice the options held by officers were identical to those for all other employees, and that it was in the interests of the Company to provide adequate incentive to assist in employee, including executive officer, retention.

                                          Zvi Alon
                                          John Bosch
                                          Uzia Galil
                                          Darrell Miller

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires NetManage's directors and executive officers, and persons who beneficially own more than 10% of a registered class of NetManage's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of NetManage Common Stock and other equity securities of NetManage. Officers, directors and greater than 10% stockholders are required by the regulation to furnish NetManage with copies of all Section 16(a) forms they file.

     To NetManage's knowledge, based solely on a review of the copies of such reports furnished to NetManage and written representations that no other reports were required, during the year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with except that one Form 5 filed for Mr. Gary Anderson and one Form 5 for Mr. Patrick Linehan, each relating to one option grant, were filed late.

                        BENEFICIAL SECURITY OWNERSHIP OF
                   CERTAIN OWNERS AND MANAGEMENT OF NETMANAGE

     The following table and footnotes set forth certain information regarding the beneficial ownership of the NetManage Common Stock as of June 30, 1998 by:
(i) each director of NetManage; (ii) each of the executive officers named in the Summary Compensation Table included under "NETMANAGE MANAGEMENT" above; (iii) all executive officers and directors of NetManage as a group; and (iv) all those known by NetManage to be beneficial owners of more than 5% of the NetManage Common Stock. The information as to each person has been furnished by such person, and each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person except as otherwise indicated and subject to community property laws where applicable. Except as set forth below, the address of each named individual is the address of NetManage as set forth herein.

                                                              NUMBER OF     PERCENT OF
                      BENEFICIAL OWNER                          SHARES      TOTAL(%)(1)
                      ----------------                        ----------    -----------
Zvi Alon(2).................................................   8,906,204        20.1
Elron Electronic Industries, Ltd.(3)........................     925,000         2.1
  P.O. Box 1573
  Haifa 31015, Israel
Uzia Galil(4)...............................................   1,551,500         3.5
Patricia Roboostoff(5)......................................      94,111           *
John Bosch(6)...............................................      41,251           *
Darrell Miller(7)...........................................      28,333           *
Shelley Harrison(8).........................................      22,333           *
D. Patrick Linehan(9).......................................      62,500           *
Gary Anderson...............................................           0           *
Abraham Ostrovsky...........................................           0           *
All executive officers and directors as a group (9
  persons)(10)..............................................  10,706,232        24.2

---------------
 *  Less than one percent.

(1) Based on 44,209,692 shares of NetManage Common Stock outstanding as of June 30, 1998.

(2) Includes (i) 8,868,204 shares held by the Zvi and Ruth Alon Living Trust (the "Living Trust") and (ii) 38,000 shares held by the Zvi Alon Family Foundation (the "Foundation"). Mr. Alon and his wife, Ruth Alon, are the trustees of the Living Trust and the Foundation. Excludes 990,500 shares held by the Zvi and Ruth Alon 1993 Children's Trust (the "Children's Trust"), of which Mr. Uzia Galil is sole trustee.

(3) These shares are owned by Elron Electronic Industries, Ltd. (the "Elron Shares"). Mr. Galil is Chairman of the Board of Directors, President and Chief Executive Officer of Elron. Mr. Galil disclaims beneficial ownership of the Elron Shares.

(4) Includes (i) 500,000 shares owned by Uzia and Ella Galil, (ii) 990,500 shares held by the Children's Trust, and (iii) 61,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998. Mr. Galil is the sole trustee of the Children's Trust; however, he disclaims beneficial ownership of the shares that are held in the Children's Trust. The number of shares also excludes the Elron Shares for which Mr. Galil disclaims beneficial ownership. Mr. Galil is the Chairman of the Board of Directors, President and Chief Executive Officer of Elron.

(5) Includes (i) 2,445 shares owned by the Spindler-Roboostoff Revocable Trust and (ii) 91,666 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

(6) Includes 40,501 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

(7) Includes 28,333 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

(8) Includes 22,333 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

(9) Includes 62,500 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

(10) Includes 306,333 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 1998.

                                  FTP BUSINESS

     The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements which involve risks and uncertainties. FTP's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "RISK FACTORS" and "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

     FTP is engaged in the design, development, marketing and support of connectivity software applications that enable users to connect to information across TCP/IP networks, including data residing on mainframes, minicomputers and servers. These applications include terminal emulation, NFS file sharing and printing, file transfer and legacy host access. FTP's OnWeb(TM) Host product, a web-based host access product, and the latest versions of its OnNet(R) Host and InterDrive(R) Client products, provide capabilities for ease of use and secure access to corporate information across TCP/IP networks for end users, and user-based management features to enable centralized desktop administration.

     FTP has been engaged in the development of client networking software products since 1986. These products, which are based upon the industry standard TCP/IP data communications protocol suite, enable PC users to find, access and use heterogeneous hardware, information and applications resources across local area, enterprise-wide and global networks and a variety of operating systems, computing platforms and network environments.

     From time to time during the past five years, FTP has explored other opportunities in the computer software market. In September 1996, FTP announced its VIP Network strategy, a software architecture concept designed to enable organizations to secure, manage and transparently extend their networks beyond traditional boundaries, intranets and the Internet. FTP narrowed its focus during 1997 to embedding key VIP Network attributes of security and user-based and user-specific centralized management into its core connectivity software products. From 1995 to 1996, FTP also explored, including through acquisitions, opportunities in the then-emerging collaborative and Internet software markets. FTP subsequently determined to focus on its core connectivity products and technologies and disposed of certain lines of business and product lines during 1996 and 1997. See "-- Discontinued Operations" below.

     In July and December 1997, FTP effected an internal reorganization of its operations. For a description of these reorganizations, see "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Overview."

     FTP was incorporated in Massachusetts in 1986. Its corporate headquarters are located at 2 High Street, North Andover, Massachusetts 01845, telephone number (978) 685-4000.

PRODUCTS

     The following is a brief description of the principal products currently marketed by FTP. FTP has designed its products based on open technology standards, with an emphasis on ease of use, security and centralized management both to enhance and protect its customers' investments in different networking hardware and software and to provide its customers with flexibility for future investments. FTP offers products that include one or more networking applications as either point solutions or suites to target customer operating system and networking requirements.

     FTP's OnNet family of products includes applications for Windows 3.x, Windows 95 and Windows NT operating systems. Most significant in this family are the suite products OnNet32, targeting 32-bit operating systems, and OnNet16, targeting 16-bit operating systems. These products provide end users with a full range of applications designed to reach and share information on corporate intranets and the Internet and across legacy systems, such as FTP's implementation of NFS file and print sharing (also sold separately as part of FTP's InterDrive product family described below) and advanced terminal emulation. These products may include FTP's own implementation of the TCP/IP protocol suite described below and/or be designed to alternatively operate on the TCP/IP kernel embedded in the operating system.

     FTP's terminal emulation applications include VT 52-420, IBM PC, 3270 and 5250, SCO ANSI, BBS ANSI, Wyse 50/60, Telnet and serial support enabling access to IBM, Digital and other host systems, and include usability features for highly configurable emulation sessions, such as full keyboard remapping and a customizable toolbar, as well as management and other features.

     Certain OnNet products also include other networking applications, utilities and features, including: mobile IP support; electronic mail ("e-mail"); remote file transfer; remote command, remote printing and remote tape backup; and installation and configuration utilities.

     FTP's TCP/IP kernel is a high performance, highly reliable implementation of FTP's core TCP/IP suite of protocols which includes a number of advanced features, such as gateway fallback and router discovery, that allow for performance optimization, network redundancy, easy configuration and error recovery in complex networks. The kernel is made available in both a 16-bit implementation and a Winsock 2.0 compliant 32-bit version.

     The newest offering in FTP's applications products is OnWeb Host, a Web-based terminal emulation software product that enables host access through any Java-enabled Web browser. Because OnWeb Host is installed only on the server, deployment, upgrades and support are handled centrally, permitting control and audit of user-based host access. OnWeb Host includes the OnWeb Application server, a Java servlet, that delivers applets containing the terminal emulation engine and works with the Web server to manage and audit security and network activity.

     FTP's InterDrive family of network file system solutions includes InterDrive Client NFS for Windows 95 and InterDrive Client NFS for Windows NT, client applications that provide network users with access to printers, directories and file systems on network servers running the NFS server software, and InterDrive Server NFS for Windows NT, a server product that lets users share applications, information and devices (such as CD-ROMs) that are located on the NFS server as if it were connected directly to a desktop PC.

     FTP's X OnNet products allow Windows users to access networked applications based on the X-Windows (X.11) standard. X OnNet is designed to be both powerful and easy to use, and can run on any Windows Sockets compliant network software. X OnNet is available for Windows 3.x, Windows 95 and Windows NT.

     FTP continues to derive significant revenue from its PC/TCP(R) Network Software product line, particularly outside the United States. FTP's PC/TCP products are compatible with MS-DOS, NetWare, LAN Manager, Windows for WorkGroups and Vines, but are generally deployed in MS-DOS environments, and include a TCP/IP kernel for that environment. FTP's PC/TCP products allow PC users to share information, access data from other sources, run host-based applications and use network services across an organization's computing environment.

SALES AND MARKETING

     FTP distributes its products through multiple channels, including value-added resellers, systems integrators, OEMs, distributors and direct sales. FTP's distribution strategy is to select and to utilize the various channels to address cost-effectively the broadest available market while minimizing conflicts among its distribution channels. FTP also seeks to enter into strategic alliances to extend FTP's distribution channels or to jointly market or gain market awareness for FTP's products. FTP's distribution strategy has resulted and is expected to continue to result in changes from time to time in FTP's distribution model. See "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Continuing Operations -- Total Revenue -- Factors Affecting Revenue" and "RISK
FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Marketing and Distribution Risks" and "-- Global Market Risks."

     FTP generally seeks to market its products to large and mid-size organizations with a wide range of networking requirements by identifying various features and applications of FTP's products that address the customer's networking needs. Marketing activities include advertising in trade publications, direct mailings to target customers, participating in trade shows and conferences, publishing articles in newsletters and technical journals, and participating in the TCP/IP, Internet and other emerging standards setting processes.

     As of June 30, 1998, FTP had approximately 77 sales employees and 17 marketing employees. FTP's sales and marketing operations are conducted from its principal offices in North Andover, Massachusetts, and additional offices in San Jose, California and Arlington, Virginia. FTP's principal European sales support and marketing offices are located in England, France and Germany.

     UNITED STATES. In the United States, FTP markets its products through distributors, value-added resellers, systems integrators and OEMs, as well as directly to large and mid-size companies and educational institutions. These companies and institutions generally have complex enterprise and networking requirements that include a wide range of applications. FTP's sales to the United States federal, state and local governments are conducted directly and through government resellers and OEMs. During 1997, FTP increased its focus on selling its products in the United States through distributors, value-added resellers, systems integrators and OEMs rather than directly. See "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Continuing Operations -- Total Revenue -- Factors Affecting Revenue."

     INTERNATIONAL. In the years ended December 31, 1995, 1996 and 1997, FTP derived 46%, 42% and 41% of its sales, respectively, from outside the United States. FTP relies on a network of resellers, systems integrators and distributors located in Europe, the Middle East, South America, Canada, Russia and Asia Pacific to sell its products internationally. FTP's offices in England, France and Germany provide assistance to resellers, systems integrators and distributors in their efforts to license FTP's products. See "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- Results of Continuing Operations -- Total Revenue -- Factors Affecting Revenue."

     For financial information about geographic industry segments, see Note K of the notes to FTP's audited consolidated financial statements included elsewhere herein.

CUSTOMERS

     FTP's customers include large corporations in the aerospace, automotive, cable television, data processing, energy, financial services, mobile communications, retail, telecommunications and other industries; federal, state, local and foreign government organizations; and educational and research institutions. No single customer accounted for more than 10% of FTP's revenue for 1997.

CUSTOMER SERVICE AND SUPPORT

     FTP believes that a high level of continuing customer support and service is critical to its objectives of developing long-term relationships with its customers. FTP's service and support activities are related to software and network configuration issues and are provided by telephone support and remote telephone access from FTP's facilities located in North Andover, Massachusetts. FTP also provides customers with on-site installation support. FTP has a toll-free technical support number available from 8:00 a.m. to 8:00 p.m. (Eastern time), Monday through Friday. Support is also available through e-mail and electronic bulletin boards. Since the second quarter of 1997, FTP has also maintained a service and support center in Europe.

     FTP currently offers maintenance contracts for site licenses. Site license customers can purchase maintenance contracts at a price generally equal to 15% of the suggested retail site license price, which entitles them both to unlimited telephone support and to free updates of the product during the maintenance period. During the third quarter of 1997, FTP entered into an agreement with a third party that provides for the sale by such party on behalf of FTP of certain maintenance services, support services and products in the U.S. and Canada, with certain limited geographic exclusivity with respect to certain of such services. See "FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Continuing Operations -- Total Revenue -- Factors Affecting Revenue."

     FTP also currently offers a Partnership Support Program for its strategic customers that provides 24-hour support seven days a week. This program requires the customer to establish and maintain a help desk on site to provide front-line support to all users. A group of support engineers at FTP is available to assist customer personnel at these help desks in providing support.

EMPLOYEES

     As of June 30, 1998, FTP had approximately 264 full-time employees, including 94 in marketing and sales, 43 in technical support, 65 in product development, five in manufacturing and 57 in general and administrative functions and management. Approximately 204 of such employees were based in the United States and approximately 60 were based in Europe. FTP's employees are not represented by a labor union or other collective bargaining agent.

SUBSIDIARIES

     FTP currently conducts its operations directly and through several subsidiaries. FTP's subsidiaries include Firefox Communications Inc., Firefox (U.S.) Inc., FTP Software Limited (U.K.), FTP Software Worldwide, Inc. (France) and FTP Software GmbH (Germany).

PROPERTIES

     FTP leases approximately 135,000 square feet at its corporate headquarters in North Andover, Massachusetts. FTP also leases approximately 130,000 square feet at its former headquarters facility in Andover, Massachusetts, of which approximately 84,000 square feet are subleased to third parties, and approximately 32,000 square feet at its former manufacturing facility in Wilmington, Massachusetts, all of which is subleased to a third party. FTP also leases approximately 98,000 square feet for sales, sales support and marketing offices in San Jose, California, Arlington, Virginia, England, France and Germany.

DISCONTINUED OPERATIONS

     In 1995 and 1996, FTP explored technology opportunities in the then-emerging collaborative and Internet software markets. During 1996, FTP acquired the following for an aggregate net cash purchase price of approximately $28.7 million: the Mariner Internet software product line of Network Computing Devices, Inc.; substantially all of the assets of HyperDesk Corporation, including its collaborative GroupWorks software product; and Campbell Services, Inc., the developer of OnTime, a scheduling software product. FTP also acquired a line of document viewer and conversion products from Keyword Office Technologies Ltd. in early 1995 for a net cash purchase price of approximately $2.4 million. The majority of the purchase price for these acquisitions was attributable to incomplete technology and charged to product development expenses at the time of the respective acquisitions, which charges are reported in discontinued operations as described below.

     In September 1996, FTP announced a formal plan to spin off, through the sale to third parties, its collaborative lines of business and to discontinue other selected product lines, including those described above. Accordingly, these operations are treated as discontinued operations in FTP's consolidated financial statements included elsewhere herein, and FTP recorded a $4.8 million charge in the third quarter of 1996 to write down the related assets to estimated net realizable values. FTP completed the dispositions of its discontinued operations during 1997; the actual aggregate loss from such dispositions was approximately $3.6 million (this actual loss being approximately $1.2 million lower than originally estimated).

LEGAL PROCEEDINGS

     In March 1996, a class action lawsuit was filed in the United States District Court for the District of Massachusetts, naming FTP and certain of its current and former officers as defendants. The lawsuit, captioned Lawrence M. Greebel v. FTP Software, Inc., et al., Civil Action No. 96-10544, alleges that the defendants publicly issued false and misleading statements and omitted to disclose material facts necessary to make such statements not false and misleading, which the plaintiffs contend caused an artificial inflation in the price of the FTP Common Stock. Specifically, the original complaint alleged that the defendants knowingly concealed adverse facts and made false or misleading forward and non-forward looking statements concerning the operating results and financial condition of FTP, the effects of FTP's July 1995 corporate restructuring and changing competitive factors in FTP's industry. The lawsuit, which is purportedly brought on behalf of a class of purchasers of the FTP Common Stock during the period from July 14, 1995 to January 3, 1996, alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and seeks relief in the form of unspecified compensatory damages, costs and expenses and such other relief as the court deems proper and just. In August 1996, plaintiffs filed an amended complaint adding allegations concerning what plaintiffs claim were wrongful sales and accounting practices by FTP during the class period, but asserting the same causes of action as the original complaint. In October 1996, FTP filed a motion to dismiss the complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Securities Litigation Reform Act of 1995. The motion was denied by the court on February 13, 1997. On February 13, 1998, FTP filed a motion for partial summary judgment and renewed motion to dismiss; plaintiffs filed their response on March 20, 1998. The court has not yet set a date for a hearing on these motions.

     FTP has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers vigorously. In order to support an adequate defense, FTP has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to FTP, FTP could be required to pay a substantial judgment, which could have a material adverse effect on FTP's business, financial condition and results of operations.

     In February 1996, a class action lawsuit, captioned Richard Zeid and Siom Misrah, et al. v. John Kimberley, Frank M. Richardson, Mark A. Rowlinson and Firefox Communications, Inc., Case No. C96 20136, was filed in the United States District Court for the Northern District of California, San Francisco Division (transferred to the San Jose Division), naming Firefox Communications Inc., which FTP acquired in July 1996 ("Firefox"), and certain of its current and former officers and former directors as defendants. The original complaint alleged that the defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results, which the plaintiffs contended resulted in an artificial inflation in the price of Firefox's common stock. The suit was purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from August 3, 1995 to January 2, 1996. The complaint alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form of unspecified compensatory damages, pre- and post-judgment interest, attorneys' and expert witness fees and such extraordinary, equitable and/or injunctive relief as permitted by law, equity and the federal statutory provisions under which the suit was brought. In June 1996, the District Court entered an order dismissing plaintiffs' complaint. In the order, the court dismissed with prejudice certain of plaintiffs' claims that warnings and disclosures in Firefox's Form 10-Q were false and misleading, while granting plaintiffs permission to amend their complaint as it concerned certain of plaintiffs' claims that Firefox was responsible for false and misleading analysts reports, Firefox statements and financial statements.

     In July 1996, plaintiffs filed their amended complaint. The amended complaint alleged that defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results which the plaintiffs contended resulted in an artificial inflation of the price of Firefox's common stock. The amended complaint was purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from July 20, 1995 to January 2, 1996. The amended complaint again alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form described above. Specifically, the amended complaint alleged that defendants knew allegedly material adverse non-public information about Firefox's financial results and business conditions which allegedly was not disclosed, that they improperly directed that certain sales and revenues be recognized and failed to keep adequate reserves and that they participated in drafting, reviewing and/or approving allegedly misleading statements, releases, analysts reports and other public representations, including disclaimers and warnings of and about Firefox. The amended complaint also alleged that John A. Kimberley, then an officer and director of Firefox, and Frank Richardson, a former officer and director of Firefox, were liable as "controlling persons"

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

of Firefox. In September 1996, Firefox filed a motion to dismiss the amended complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Litigation Reform Act of 1995. On May 8, 1997, the court dismissed the amended complaint on such grounds, without leave to amend. Plaintiffs have appealed the dismissal to the Ninth Circuit Court of Appeals. The court has not yet set a date for a hearing on the appeal.

     Firefox has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers and directors vigorously. In order to support an adequate defense, Firefox has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to Firefox, Firefox could be required to pay a substantial judgment, which could have a material adverse effect on Firefox's business, financial condition and results of operations.

                  FTP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of FTP should be read in conjunction with the historical consolidated financial statements FTP and the related notes thereto included elsewhere herein. The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. FTP's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "RISK FACTORS" and "FTP BUSINESS," as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

OVERVIEW

     The following discussion and analysis provides information that management of FTP believes is relevant to an assessment and understanding of FTP's consolidated results of operations and financial condition. This discussion should be read in conjunction with FTP's consolidated financial statements and the related notes included elsewhere herein.

     FTP is engaged in the design, development, marketing and support of connectivity software applications that enable users to connect to information across TCP/IP networks, including data residing on mainframes, minicomputers and servers. These applications include terminal emulation, NFS file sharing and printing, file transfer and legacy host access.

     In July 1997, FTP reorganized its business into strategic business units in order to create greater focus on the different product, sales and economic models that FTP believed would most effectively enable it to take advantage of strategic opportunities in its products and technologies, ultimately focusing primarily on its client and Web-based connectivity products. In connection with the restructuring, and in order to reduce its overall cost structure, FTP also effected a reduction in its worldwide workforce in continuing operations of approximately 44%. The restructuring was substantially complete, and FTP had paid a substantial majority of all related expenses (including severance expenses), as of the end of the third quarter of 1997. FTP recognized a charge of approximately $17.1 million in the third quarter of 1997, of which approximately $7.0 million related to the workforce reduction, approximately $2.9 million related to the consolidation of FTP's Andover, Massachusetts headquarters and Wilmington, Massachusetts manufacturing facility into its North Andover, Massachusetts development offices, approximately $6.3 million related to the disposition of other physical assets, and approximately $0.9 million consisted of other restructuring-related items such as losses related to cancelled contracts. In addition, FTP's operating expenses for the third quarter of 1997 included approximately $8 million in transition-related expenses, consisting primarily of compensation expenses associated with personnel employed on a transitional basis through various periods ending on or before December 31, 1997 and with short-term retention incentives as well as certain transitional facilities expenses.

     In late December 1997, following a review of the financial results of its business units for the second half of 1997, FTP decided to further streamline its operations and to recombine its business units into one worldwide organization. This restructuring resulted in a charge of approximately $1.3 million in the fourth quarter of 1997, which included costs similar to those incurred in connection with the third quarter restructuring.

     The following summarizes the charges, the related write-offs and cash paid in connection with the July and December 1997 restructurings.

                                                  SEVERANCE     EXCESS        EXCESS
                                                  PAYMENTS    FACILITIES   FIXED ASSETS   OTHER    TOTAL
                                                  ---------   ----------   ------------   -----   -------
1997 restructuring charges......................   $ 7,391     $ 3,087       $ 6,871      $ 981   $18,330
Noncash write-offs..............................        --          --        (7,779)        --    (7,779)
Cash paid.......................................    (6,168)     (1,553)           --        (86)   (7,807)
Reclassifications...............................      (457)        176           908       (627)        0
                                                   -------     -------       -------      -----   -------
Accrued restructuring charge at December 31,
  1997..........................................   $   766     $ 1,710       $     0      $ 268   $ 2,744
                                                   =======     =======       =======      =====   =======

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

     In May 1996, FTP effected a reorganization and took certain cost-cutting measures that included a reduction of approximately 10% in the number of FTP's full-time employees at that time.

     In 1995 and 1996, FTP explored technology opportunities in the then-emerging collaborative and Internet software markets. During 1996, FTP acquired the following for an aggregate net cash purchase price of approximately $28.7 million: the Mariner Internet software product line of Network Computing Devices, Inc.; substantially all of the assets of HyperDesk Corporation, including its collaborative GroupWorks software product; and all of the outstanding stock of Campbell Services, Inc., the developer of OnTime, a scheduling software product. FTP also acquired a line of document viewer and conversion products from Keyword Office Technologies Ltd. in early 1995 for a net cash purchase price of approximately $2.4 million. The majority of the purchase price for these acquisitions was attributable to incomplete technology and charged to product development expense at the time of the respective acquisitions, which charges are reported in discontinued operations as discussed below.

     In September 1996, FTP announced a formal plan to spin off, through the sale to third parties, its collaborative lines of business and to discontinue other selected product lines, including those described in the preceding paragraph. Accordingly, these operations are treated as discontinued operations in FTP's consolidated financial statements included elsewhere herein, and FTP recorded a $4.8 million charge in the third quarter of 1996 to write down the related assets to estimated net realizable values. FTP completed the dispositions of its discontinued operations during 1997; the actual aggregate net loss from such dispositions was approximately $3.6 million (this actual loss being approximately $1.2 million lower than originally estimated).

     In July 1996, FTP acquired Firefox Communications Inc. ("Firefox") through the merger of a subsidiary of FTP into Firefox, which continues to operate as a wholly-owned subsidiary of FTP. Pursuant to the merger, all of the outstanding common stock of Firefox was converted into a total of approximately 6.4 million shares of FTP Common Stock and approximately $9.1 million in cash, and outstanding employee options to purchase shares of the common stock of Firefox were converted into options to purchase approximately 336,000 shares of FTP Common Stock.

     Looking forward, if the Merger is not consummated, FTP expects to continue to make substantial investments in its businesses (including through internal and joint third party product development, marketing and distribution activities, licensing agreements and technology and other acquisitions) over the foreseeable future, through the use of FTP's internal cash resources, the issuance of shares of its common stock or other securities, or a combination thereof. There can be no assurance, however, that the capital resources necessary to make such investments will be available or that, if available, such resources will be on terms acceptable to FTP.

RESULTS OF CONTINUING OPERATIONS

  TOTAL REVENUE

     Total revenue consists of product revenue and service revenue. Product revenue includes revenue from product sales and royalties from certain OEM customers. Service revenue includes revenue from support, consulting and training. Payments received in advance for support contracts are initially recorded as deferred revenue and are recognized ratably over the term of the contract. Revenue from consulting and training is recognized as the services are performed.

     Total revenue decreased from approximately $128.8 million for 1995 to approximately $101.1 million for 1996 and approximately $67.7 million for 1997. Product revenue decreased from approximately $115.7 million for 1995 to approximately $84.6 million for 1996 and approximately $50.6 million for 1997. Service revenue increased from approximately $13.1 million for 1995 to approximately $16.5 million for 1996 and approximately $17.1 million for 1997. As a percentage of total revenue, product revenue decreased from approximately 90% for 1995 to approximately 84% for 1996 and approximately 75% for 1997, while service revenue increased from approximately 10% for 1995 to approximately 16% for 1996 and approximately 25% for 1997.

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

     Total revenue decreased from approximately $21.4 million for the first quarter of 1997 to approximately $10.9 million for the first quarter of 1998. Product revenue decreased from approximately $16.8 million for the first quarter of 1997 to approximately $7.7 million for the first quarter of 1998. Service revenue decreased from approximately $4.5 million for the first quarter of 1997 to approximately $3.2 million for the first quarter of 1998. As a percentage of total revenue, product revenue decreased from approximately 79% for the first quarter of 1997 to approximately 71% for the first quarter of 1998, and service revenue increased from approximately 21% for the first quarter of 1997 to approximately 29% for the first quarter of 1998.

     PRODUCT REVENUE. Product revenue decreased from 1995 to 1996 and from 1996 to 1997 primarily as a result of decreases in sales volumes over such periods, a decrease in sales prices for certain of FTP's products during the latter half of 1996 and early 1997, and longer product sales cycles during 1996, all of which factors FTP believes are primarily attributable to the increase in lower-priced or no cost TCP/IP connectivity products introduced by certain of FTP's competitors commencing in late 1995, an increase in competition in the networking applications segment of the networking software industry during 1997 and decreases in customer demand for DOS- and 16-bit Windows-based products since 1996. FTP also believes that the impact of its July 1997 restructuring on its business activities, as well as a disruption in U.S. sales resulting from the implementation during the third quarter of 1997 of FTP's plans to increase sales in the U.S. through indirect channels, contributed to the decrease in sales for 1997. See also "-- Factors Affecting Revenue" below.

     Product revenue decreased in the first quarter of 1998 compared to the first quarter of 1997 both in dollar amount and as a percentage of total revenue primarily as a result of decreases in sales volumes and sales prices over such periods. FTP believes these decreases were primarily due to the same factors described in the preceding paragraph. In addition, product revenue for the first quarter of 1997 included a payment from a strategic partner in the amount of approximately $1 million payable under a contract for the completion of certain milestones, primarily product deliverables, and did not depend upon the amount of royalties actually earned in that quarter. Revenues under this contract for 1998 are expected to be significantly less than 1997 revenues under this contract.

     SERVICE REVENUE. The dollar increase in service revenue from 1995 to 1996 was primarily due to growth in FTP's installed product base over these periods. The dollar increase in service revenue from 1996 to 1997 was primarily due to growth during 1996 in FTP's installed product base from which such revenues are obtained. While service revenue increased by approximately $0.6 million from 1996 to 1997, service revenue for 1997 was lower than expected by FTP primarily as a result of adverse customer reaction to a new support program offered by FTP during the second quarter of 1997, the impact of FTP's July 1997 restructuring on its business activities, a decrease in FTP's installed product base during 1997 and an increase in the sale of support contracts through indirect channels (which resulted in a decrease in FTP's operating margins on such sales due to the lower per unit revenue realized by FTP on such sales) beginning in the third quarter of 1997. The dollar decrease in service revenue from the first quarter of 1997 to the first quarter of 1998 was also primarily due to such factors. The percentage increase from the first quarter of 1997 to the first quarter of 1998 was primarily due to the decrease in product revenue over such periods described above.

     INTERNATIONAL REVENUE. International sales consist of export sales, primarily to customers in Europe, Asia Pacific, Latin America and Canada. International sales of approximately $59.2 million, $42.6 million and $27.9 million accounted for approximately 46%, 42% and 41% of FTP's total revenue for 1995, 1996 and 1997, respectively. International sales of approximately $9.5 million and $5.2 million accounted for approximately 44% and 48% of FTP's total revenue for the first quarter of 1997 and 1998, respectively.

     The dollar decreases from 1995 to 1996, from 1996 to 1997 and from the first quarter of 1997 to the first quarter of 1998 were primarily due to the same factors that resulted in the decrease in total product revenue described above under "-- Product Revenue." Such factors particularly affected sales to customers in Europe during the second half of 1997 and sales to customers in the Asia Pacific region throughout 1997. Also contributing to the decrease in Asia Pacific sales in 1997 were a delay in the localization of certain of FTP's products and a period of adverse foreign currency exchange rate changes which resulted in a relative increase in the price of FTP's products.

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

     FTP prices, invoices and collects international sales primarily in United States dollars. To date, currency fluctuations have not had a material effect on FTP's results of operations or financial condition.

     FACTORS AFFECTING REVENUE. FTP has experienced a decrease in sales volumes since 1995 and a decrease in sales prices during various periods since 1995, which decreases FTP believes are primarily attributable to increased competition, particularly the increase during 1997 in competition in the networking applications software market, as well as to technological changes in the market. Looking forward, FTP anticipates that some or all of these trends will continue, and believes that, if the Merger is not consummated, FTP's future will be substantially dependent on the ability of FTP (i) to create greater focus on specific product opportunities and customer needs within FTP's product categories, (ii) to formulate and implement its sales and distribution strategies to most effectively take advantage of strategic opportunities in its various product categories, (iii) to successfully develop new product strategies and to timely release new products and product enhancements, (iv) to take advantage of the emerging Web-based networking applications software market and the continued development of such market and (v) to enter into and implement strategic alliances and OEM relationships to develop necessary products or technologies, to expand FTP's distribution channels or to jointly market or gain market awareness for FTP's products. If FTP is unsuccessful in any such regard, or if the Web-based networking applications software market does not develop as anticipated by FTP, FTP believes that the trends described above will continue to have a material adverse effect on FTP's business, results of operations and financial condition. Even if FTP is successful in implementing new product strategies, there can be no assurance that it will result in a material improvement in FTP's business, results of operations or financial condition. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined
Company -- Product Development and Competition."

     The number of FTP's employees decreased significantly during 1997 and the first half of 1998, both prior to and following FTP's 1997 restructurings, as a result both of the restructurings and significant competition for qualified personnel in the industry. FTP believes that this decrease, which resulted in significant turnover in FTP's U.S. sales force, contributed to the decline in revenue for the 1997 and the first quarter of 1998. In connection with the 1997 restructurings, FTP reduced its workforce by approximately 320 employees in total, to approximately 336 employees. As a result of FTP's December 1997 restructuring, which included a workforce reduction involving approximately 21 employees, and attrition experienced primarily in the first half of 1998, the number of FTP's employees has decreased to approximately 264 at June 30, 1998. FTP's ability to maintain or increase revenue will depend in part on its ability to retain, hire and train qualified personnel. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined Company -- Employee Retention, Dependence upon Key Personnel."

     During the third quarter of 1997, FTP increased its focus in the United States on sales through distributors, value-added resellers, systems integrators and OEMs rather than direct sales, including, among other things, by entering into an agreement with a third party that provides for the sale by such party on behalf of FTP of certain maintenance services, support services and products in the U.S. and Canada, with certain limited geographic exclusivity with respect to certain of such services. As noted above, FTP believes that the transition to a more indirect sales model resulted in a disruption in sales during the second half of 1997. While the third party arrangement described above was intended to increase sales of FTP's products and services in the U.S., there can be no assurance that such arrangement will be successful or that sales of such products and services will not decrease as a result. As noted above under "-- Service Revenue," service revenue was lower than expected for the first quarter of 1998 due in part to an increase in sales of support contracts through indirect channels. FTP continues to evaluate its distribution channels in the ordinary course of business. Additional changes in distribution channels may adversely affect sales of FTP's products and consequently may adversely affect FTP's business, financial condition and results of operations, at least in the near term. Any material increase in sales through indirect channels may have an adverse effect on FTP's operating margins due to the lower per unit revenue realized by FTP on sales through indirect channels if FTP is unable to proportionately reduce selling, general and administrative expenses. See "RISK FACTORS -- Risks Relating to NetManage, FTP and the Combined
Company -- Marketing and Distribution."

     In May 1998, Microsoft announced that it has licensed from Intergraph Corporation source code for certain Intergraph NFS client and server products for use in Windows NT Services for UNIX, Microsoft's

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

new Windows NT and UNIX interoperability add-on product. FTP believes that Microsoft's marketing and distribution of this technology is likely to increase the sales cycle for certain of FTP's products and result in a decrease in the sale of such products, which could have a material adverse effect on FTP's business, results of operations and financial condition.

     See "-- Liquidity and Capital Resources" below for a description of certain legal proceedings and "RISK FACTORS" for additional discussion of the factors described above and other factors which may affect FTP's business, financial condition and results of operations.

  GROSS MARGIN

     Product gross margin as a percentage of product revenue was approximately 94%, 92% and 77% in 1995, 1996 and 1997, respectively. The decrease from 1995 to 1996 resulted primarily from an increase in costs associated with the amortization of technologies licensed or purchased in 1995 and 1996 and the decrease in revenues during 1996. The decrease from 1996 to 1997 resulted primarily from the decrease in product revenue described under "-- Product Revenue" above as well as an increase in costs associated with the amortization of technologies licensed or purchased in 1995 and 1996 and an increase in costs associated with the localization of certain of FTP's products. Amortization expense was approximately $2.2 million, $2.7 million and $5.2 million in 1995, 1996 and 1997, respectively. The increase in amortization expense from 1996 to 1997 was primarily due to the increase in purchased technology resulting from FTP's acquisition of Firefox in July 1996.

     Product gross margin as a percentage of product revenue was approximately 82% and 85% in the first quarter of 1997 and 1998, respectively. This increase also resulted primarily from a decrease in both costs associated with the amortization of technologies licensed or purchased in 1995 and 1996 and costs associated with the localization of certain of FTP's products, partially offset by the decrease in product revenue described under "-- Product Revenue" above. Amortization expense was approximately $1.1 million and $0.5 million in the first quarter of 1997 and 1998, respectively.

     Service gross margin as a percentage of service revenue increased from approximately 30% in 1995 to approximately 41% in 1996 and 44% in 1997, and from approximately 36% in the first quarter of 1997 to approximately 58% in the first quarter of 1998. The increase from 1995 to 1996 was primarily due to a higher rate of increase over such periods in FTP's installed product base compared to the rate of increase over such periods in the cost of providing such services. The increases from 1996 to 1997 and from the first quarter of 1997 to the first quarter of 1998 were primarily due to reductions in costs over such periods related to a decrease in professional services and technical support personnel resulting from FTP's July 1997 restructuring and workforce reduction.

     The gross margins reported above are not necessarily indicative of gross margin for future periods, which may vary significantly depending on, among other things, changes in product strategy and mix, price competition, technological changes, cost changes and changes in product distribution channels.

  SALES AND MARKETING

     Sales and marketing expenses were approximately $36.6 million, $46.9 million and $45.2 million in 1995, 1996 and 1997, respectively. Such expenses as a percentage of total revenue were approximately 28%, 46% and 67% in 1995, 1996 and 1997, respectively.

     The $10.3 million increase in sales and marketing expenses from 1995 to 1996 was primarily the result of (i) an increase in compensation expenses associated with an increase in the number of sales and marketing employees and an increase in the compensation levels of sales and marketing employees over such periods and (ii) increases in the levels of advertising, trade show and international marketing activities over such periods. The percentage increase over such periods was primarily due to these factors as well as to the decrease in revenue over such periods described above under "-- Total Revenue."

     The $1.7 million decrease from 1996 to 1997 reflected the reduction in expense resulting from FTP's July 1997 reorganization and workforce reduction, as well as a decrease in the levels of FTP's advertising,

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

tradeshow and other marketing activities. The percentage increase over such periods was primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

     Sales and marketing expenses were approximately $14.3 million and $6.2 million in the first quarter of 1997 and 1998, respectively. Such expenses as a percentage of total revenue were approximately 67% and 56% in the first quarter of 1997 and 1998, respectively. The $8.1 million decrease from the first quarter of 1997 to the first quarter of 1998 was also primarily due to the decrease in sales and marketing personnel resulting primarily from FTP's 1997 restructurings, as well as a decrease in the levels of FTP's advertising, tradeshow and other marketing activities over such periods. The percentage decrease over such periods was also primarily due to such factors.

     FTP expects that sales and marketing expenses will continue to decrease in 1998 from 1997 dollar amounts as a result of the FTP's 1997 restructurings.

  PRODUCT DEVELOPMENT

     Product development expenses were approximately $22.3 million, $64.7 million and $27.0 million in 1995, 1996 and 1997, respectively, representing approximately 17%, 64% and 40% of total revenue for each period, respectively.

     The increase in product development expenses of approximately $42.4 million from 1995 to 1996 was primarily due to the $37.9 million charge for acquired in-process technology related to the July 1996 acquisition of Firefox. An increase in compensation expenses related to an increase in development personnel during 1996 (resulting in part from the Firefox acquisition), as well as an increase in the use of outside contractors in connection with new product releases in 1996, in each case compared to 1995, also contributed to the 1996 increase in product development expenses. The percentage increase from 1995 to 1996 (excluding the charge described above) was primarily due to the decrease in revenue over such periods and the increase in compensation expenses and the use of outside contractors described above.

     The decrease in product development expenses of approximately $37.7 million from 1996 to 1997 was due to the charge in the third quarter of 1996 of approximately $37.9 million for acquired in-process technology described above. Excluding such charge, product development expenses increased from approximately $26.8 million for 1996 to approximately $27.0 million for 1997, representing approximately 26% and 40% of total revenue for each period, respectively. The $0.2 million increase from 1996 to 1997 primarily reflected an increase in compensation expense related to an increase in development personnel over the first six months of 1997 (resulting primarily from the Firefox acquisition), net of the effect of the workforce reduction effected in connection with FTP's July 1997 reorganization. The percentage increase over such periods was primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

     Product development expenses were approximately $7.9 million and $3.6 million in the first quarter of 1997 and 1998, respectively, representing approximately 37% and 33% of total revenue for each period, respectively. The $4.3 million decrease from the first quarter of 1997 to the same period in 1998 primarily reflects a decrease in development personnel resulting primarily from FTP's 1997 restructurings. The percentage decrease over such periods was also primarily due to such factor.

     FTP expects that product development expenses will continue to decrease in 1998 from 1997 dollar amounts as a result of FTP's 1997 restructurings.

     FTP allocates the purchase price of acquired technologies to completed technology and in-process technology based upon their respective fair values. Completed technology that has reached technological feasibility is valued using a risk adjusted cash flow model under which future cash flows are discounted, taking into account risks related to existing and future markets and assessments of the life expectancy of the completed technology. In-process technology that has not reached technological feasibility and that has no alternative future use is valued using the same method. Expected future cash flows associated with in-process technology are discounted considering risks and uncertainties related to the viability of and to the potential changes in future target markets and to the completion of the products expected to ultimately be marketed by

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

FTP. Amounts charged to product development expense for in-process technology either are not fully deductible in the same period or are not deductible for tax purposes.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses were approximately $12.7 million, $19.8 million and $16.3 million in 1995, 1996 and 1997, respectively, representing approximately 10%, 20% and 24% of total revenue for each period, respectively.

     The dollar increase in general and administrative expenses from 1995 to 1996 was primarily due to expenses relating to an increase in personnel during 1996 (including the hiring of several senior executive officers), costs incurred in connection with the defense of the legal proceedings described under "-- Liquidity and Capital Resources" below and increased general and administrative expenses resulting from the Firefox acquisition. The percentage increase from 1995 to 1996 was also due to such factors as well as to the decrease in revenue over such periods.

     The $3.5 million decrease from 1996 to 1997 was primarily the result of the reduction in expenses resulting from FTP's July 1997 reorganization and workforce reduction, partially offset by an increase in administrative expenses incurred in 1997 resulting primarily from an increase in general and administrative personnel over such periods (due primarily to the Firefox acquisition), and the incurrence in the second quarter of 1996 of approximately $1.0 million in severance-related expenses related to FTP's May 1996 workforce reduction. The percentage increase over such periods was primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

     General and administrative expenses were approximately $4.3 million and $3.3 million in the first quarter of 1997 and 1998, respectively, representing approximately 20% and 31% of total revenue for each period, respectively. The $1.0 million decrease from the first quarter of 1997 to the same period in 1998 was primarily the result of a decrease in general and administrative personnel resulting primarily from FTP's 1997 restructurings. The percentage increase over such periods was primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

     FTP expects that general and administrative expenses will continue to decrease in 1998 from 1997 dollar amounts as a result of FTP's 1997 restructurings.

  OPERATING INCOME (LOSS)

     FTP had income from continuing operations of approximately $41.4 million in 1995, representing approximately 32% of total revenue for such year. FTP experienced losses from continuing operations of approximately $47.0 million and $60.3 million in 1996 and 1997, respectively, representing approximately 47% and 89% of total revenue for each period, respectively. Excluding the $37.9 million charge for acquired in-process technology in 1996 and the restructuring charges of $18.3 million in 1997, FTP experienced losses from continuing operations of approximately $9.1 million and $42.0 million in 1996 and 1997, respectively, representing approximately 9% and 62% of total revenue for each period, respectively. These incremental losses were primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

     FTP experienced losses from operations of approximately $11.0 million and $3.8 million in the first quarter of 1997 and 1998, respectively, representing approximately 52% and 35% of total revenue for each period, respectively. This incremental loss was primarily due to the decrease in total revenue over such periods described above under "-- Total Revenue."

  INVESTMENT AND OTHER INCOME, NET

     Investment and other income, net, was approximately $6.2 million, $4.3 million and $3.6 million for 1995, 1996 and 1997, respectively. The decreases in investment income over these periods was primarily due to a reduction in FTP's cash and investment balances over such periods resulting from operating losses in 1997 and the investment of cash in the 1996 acquisitions described above under "-- Overview." FTP invests excess cash in high grade municipal bonds, U.S. government treasury obligations, high grade corporate obligations and equity investments.

     Investment and other income, net, was approximately $0.6 million and $1.0 million for the first quarter of 1997 and 1998, respectively. This increase was primarily due to a loss on disposal of fixed assets recognized in the first quarter of 1997.

  PROVISION FOR INCOME TAXES

     The provision for income taxes was approximately $17.6 million, $1.0 million and $1.2 million for 1995, 1996 and 1997, respectively. FTP's effective tax rate for 1995, 1996 and 1997 was 37.0%. 2.4% and 2.1%, respectively. Due to the uncertainty as to when the deferred tax assets may be realized, FTP has recorded a valuation allowance for all tax assets in excess of amounts available to be recovered pursuant to tax loss carrybacks for the years ended December 31, 1996 and 1997. The difference between the statutory rate and the effective rate for 1995 resulted primarily from the benefits received from FTP's foreign sales corporation and research and experimentation credits.

     The provision for income taxes was approximately $0.7 million and $0.1 million in the first quarter of 1997 and 1998, respectively. The provision represents certain foreign and state tax obligations which cannot be offset by FTP's net operating losses. Due to the uncertainty as to when the deferred tax assets may be realized, FTP has recorded a valuation allowance for all tax assets in excess of amounts available to be recovered pursuant to tax loss carrybacks.

  DISCONTINUED OPERATIONS

     In September 1996, FTP announced a formal plan to spin off, through the sale to third parties, its collaborative lines of business and to discontinue other selected product lines. Accordingly, these operations are treated as discontinued operations in the historical consolidated financial statements of FTP included elsewhere herein. Such financial statements have been restated to report separately in all periods presented the net assets and operating results of the discontinued operations. Net assets of discontinued operations consist primarily of cash, receivables, purchased software and fixed assets less accounts payable and accrued expenses. As a result, FTP recorded a $4.8 million charge to write down the related assets to estimated net realizable value at September 30, 1996. FTP completed the dispositions of its discontinued operations during 1997; the aggregate net loss from such dispositions was approximately $3.6 million (this actual loss being approximately $1.2 million lower than originally estimated).

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1998, FTP had an aggregate of approximately $65.5 million in cash and cash equivalents, short-term investments and long-term investments. Of this amount, approximately $37.0 million was invested primarily in highly liquid investments with original maturities of three months or less, approximately $12.1 million was invested in short-term investments consisting of U.S. government obligations and commercial paper with maturities of less than one year, and approximately $16.4 million was invested in U.S. government obligations, commercial paper and municipal obligations with maturities of greater than one year.

     FTP generated funds from continuing operations of approximately $35.1 million and $23.5 million in 1995 and 1996, respectively, and used approximately $31.0 million of cash for continuing operations in 1997 and approximately $5.6 million of cash for operations in the first quarter of 1998. Of the $31.0 million of cash used during 1997, approximately $7.8 million was used in connection with FTP's July 1997 restructuring. See Note C of the notes to FTP's audited consolidated financial statements included elsewhere herein. FTP made capital expenditures of approximately $11.9 million, $9.1 million and $3.5 million in 1995, 1996 and 1997, respectively, and approximately $1.2 million and $0.04 million in the first quarter of 1997 and 1998, respectively. Included in the capital expenditures for 1995, 1996 and 1997 were payments for acquired technologies and related assets in the amounts of approximately $2.0 million, $5.6 million and $0.8 million, respectively.

     Accounts receivable, net, decreased from approximately $16.6 million at December 31, 1996 to approximately $8.3 million at December 31, 1997 and approximately $7.8 million at March 31, 1998. These decreases were primarily due to the decreases in total revenue during 1997 and the first quarter of 1998 described above under "-- Total Revenue," as well as, in the case of the quarter ended March 31, 1998, an increase in FTP's reserves for doubtful accounts.

     With respect to Year 2000 compliance by the software products used in FTP's internal software systems, the vendor of FTP's financial and accounting systems has advised FTP that the current version of such vendor's product is Year 2000 compliant and that FTP will receive such version at no additional cost under such vendor's maintenance program. FTP currently intends to install such version during the third quarter of 1998. FTP believes that its technical support system, being FTP's other primary internal software system, is Year 2000 compliant. Accordingly, FTP does not anticipate that it will incur any material costs in connection with addressing Year 2000 compliance of its internal systems.

     With respect to Year 2000 compliance by the software products sold by FTP, certain of such products are currently Year 2000 compliant, and FTP is testing its other products for Year 2000 compliance and believes such testing will be substantially complete by mid-summer of 1998. FTP does not anticipate that it will incur any material costs in connection therewith.

     To date, inflation has not had a material impact on FTP's financial results.

     On March 14, 1996, a class action lawsuit was filed against FTP and certain of its current and former officers alleging violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder. On February 23, 1996, a class action lawsuit was filed against Firefox and certain of its current and former officers and former directors also alleging violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5. For a more detailed description of these legal proceedings, see "FTP BUSINESS -- Legal Proceedings" and Note J of the notes to FTP's audited consolidated financial statements included elsewhere herein. Each of FTP and Firefox has reviewed the allegations in the lawsuit against it, believes such allegations to be without merit and intends to defend itself and its officers vigorously. In order to support an adequate defense, each of FTP and Firefox has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The costs of defending each lawsuit and the ultimate outcome of each lawsuit are uncertain and cannot be estimated. If the lawsuit against FTP were ultimately determined adversely to FTP, or if the lawsuit against Firefox were ultimately determined adversely to Firefox, such company could be required to pay a substantial judgment, which could have a material adverse effect on FTP's consolidated business, financial condition and results of operations.

     Looking forward, FTP believes that its available cash, cash equivalents and short-term investments will be sufficient to fund its ordinary operating expenses at least through 1998. As noted under "-- Overview" above, if the Merger is not consummated, FTP expects to continue to make substantial investments in its businesses. There can be no assurance, however, that the capital resources necessary to make such investments will be available or that, if available, such resources will be on terms acceptable to FTP.

NEW ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. FTP adopted the provisions of SFAS No. 130 effective January 1, 1998. SFAS No. 131 changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. FTP intends to adopt SFAS No. 131 for its fiscal year ending December 31, 1998. FTP management does not expect such adoption to have any material impact on the way it reports information.

     In October 1997, the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition." FTP will adopt SOP 97-2 for its fiscal year ending December 31, 1998 and does not expect such adoption to have any material impact on its revenue recognition policies.

DISCLOSURES ABOUT MARKET RISKS

     In January 1997, the Commission issued Financial Reporting Release No. 48, which expands disclosure requirements for certain derivative and other financial instruments. FTP adopted the sensitivity analysis approach effective in the fourth quarter of 1997. The sensitivity approach presents the hypothetical change in market rates.

     As a result of FTP's worldwide operations, it faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on FTP's financial results in the future. Historically, FTP's primary exposures have been related to local currency operating expenses in Europe and Asia Pacific, where FTP sells primarily in U.S. dollars. FTP generally does not hedge anticipated foreign currency cash flows.

     The carrying amounts reflected in the historical consolidated balance sheets of FTP, included elsewhere herein, for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. The fair values represent estimates of possible value that may not be realized in the future.

     FTP maintains investment portfolio holdings of various issuers, types and maturities. These securities are generally classified as available for sale, and consequently are recorded on the balance sheet of FTP at fair value, with unrealized gains or losses reported as a separate component of stockholders' equity. The sensitivity analysis assumes an instantaneous 10% move in interest rates from their levels at December 31, 1997, with all other variables (including equity prices and foreign exchange rates) held constant. A 10% increase in market interest rates would result in a $3.4 million decrease in the fair value of FTP's investment portfolio. FTP management does not anticipate that an increase in interest rates would have a material adverse effect on FTP's income. As a result, FTP does not currently hedge these interest rate exposures.

                    BENEFICIAL SECURITY OWNERSHIP OF CERTAIN
                          OWNERS AND MANAGEMENT OF FTP

     The following table and footnotes set forth information regarding the beneficial ownership of the FTP Common Stock as of June 30, 1998 by (i) the chief executive officer of FTP, the other three executive officers of FTP who were serving as such at December 31, 1997 and two other individuals who would have been included among the most highly compensated executive officers of FTP for 1997 but for the fact that they were not employed or not serving as executive officers of FTP at the end of 1997 (the "FTP Named Executive Officers"), (ii) each director of FTP, (iii) all directors and Named Executive Officers of FTP as a group and (iv) each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by FTP to be the beneficial owner of more than 5% of the outstanding shares of FTP Common Stock, the only outstanding class of voting securities of FTP. The information as to each person has been furnished by such person, and each of the persons named below has sole voting power and sole investment power with respect to the shares of FTP Common Stock beneficially owned by such person except as otherwise indicated and subject to community property laws where applicable.

                                                         SHARES OF FTP COMMON
                                                       STOCK BENEFICIALLY OWNED
                                                       -------------------------
                                                       NUMBER OF      PERCENT OF
    DIRECTORS AND FTP NAMED EXECUTIVE OFFICERS(1)       SHARES          CLASS
    ---------------------------------------------      ---------      ----------
Glenn C. Hazard......................................    325,000(2)          *
Douglas F. Flood.....................................    154,475(3)          *
John A. Kimberley(4).................................  1,360,288(4)       3.89%
Dennis Leibl.........................................     62,500(5)          *
Peter R. Simkin......................................    511,657(6)       1.46%
James A. Tholen......................................    112,500(7)          *
Kevin J. Burns.......................................      2,936(8)          *
Vinton G. Cerf.......................................     55,000(9)          *
Louise M. Cromwell...................................     38,768(10)         *
David D. Clark.......................................     28,768(11)         *
F. David Fowler......................................     35,167(12)         *
All FTP Named Executive Officers and directors as a
  group (11 persons).................................  2,687,059(13)      7.69%

5% BENEFICIAL OWNERS
-----------------------------------------------------
LeRoy C. Kopp........................................  6,387,484(14)     18.28%
  Kopp Investment Advisors, Inc......................  5,767,484(14)     16.50%
  Kopp Holding Company...............................  5,767,484(14)     16.50%
  6600 France Avenue South, Suite 672
  Edina, Minnesota 55435

---------------
  *  Less than 1%.

 (1) The address of all FTP Named Executive Officers and directors is care of FTP Software, Inc., 2 High Street, North Andover, Massachusetts 01845.

 (2) Consists of 325,000 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (3) Includes 152,800 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (4) Mr. Kimberley resigned as a director and officer of FTP on December 17, 1997. All such shares are held in a trust for the benefit of Mr. Kimberly and his family.

 (5) Consists of 62,500 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (6) Includes 100,000 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (7) Consists of 112,500 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (8) Consists of 2,936 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

 (9) Consists of 55,000 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

(10) Consists of 38,768 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

(11) Consists of 28,768 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

(12) Includes 34,167 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

(13) Includes 912,439 shares issuable pursuant to outstanding options exercisable within 60 days of June 30, 1998.

(14) Based on a Schedule 13D dated February 10, 1998, LeRoy C. Kopp has sole voting and sole dispositive power with respect to 620,000 shares. In addition, according to such Schedule 13D, Mr. Kopp beneficially owns an additional 5,767,484 shares owned by Kopp Investment Advisors, Inc. ("KIA"), through his ownership of Kopp Holding Company ("KHC"), which is the parent company of KIA. Based on such Schedule 13D, KIA has sole voting power with respect to 716,123 shares, sole dispositive power with respect to 160,000 shares and shared dispositive power with respect to 5,607,484 shares and KHC does not have sole or shared voting or dispositive power with respect to any of such shares.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF NETMANAGE CAPITAL STOCK

     Effective upon the approval of the Certificate Amendment Proposal, the authorized capital stock of NetManage will consist of 125,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value.

  NETMANAGE COMMON STOCK

     As of July 13, 1998, there were 44,209,692 shares of NetManage Common Stock outstanding.

     The holders of NetManage Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of NetManage Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of NetManage Common Stock are entitled to receive ratably such dividends as may be declared by the NetManage Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of NetManage, holders of the NetManage Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of NetManage Common Stock have no preemptive rights and no right to convert such stock into any other securities. There are no redemption or sinking fund provisions applicable to the NetManage Common Stock.

  NETMANAGE PREFERRED STOCK

     NetManage has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of NetManage Common Stock or the likelihood that such holders will receive dividend payments or payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of NetManage. There are no shares of Preferred Stock outstanding and NetManage has no present plan to issue any shares of Preferred Stock.

  REGISTRATION RIGHTS

     Pursuant to an agreement between NetManage and certain holders ("Holders") of up to 3,526,268 shares in the aggregate of NetManage Common Stock, the Holders are contractually entitled to certain rights with respect to the registration of such shares under the Securities Act. If NetManage proposes to register any of its securities under the Securities Act either for its own account or for the account of other security holders (except in connection with a merger, including the transactions and registration of NetManage Common Stock contemplated in connection with the Merger), the Holders are entitled to notice of the registration and are entitled to include, at NetManage's expense, such shares therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require NetManage, on not more than two occasions, to file a registration statement under the Securities Act, at NetManage's expense, with respect to their shares of NetManage Common Stock, and NetManage is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, certain of the Holders may require NetManage on two occasions in any 12-month period, at NetManage's expense, to register their shares on Form S-3 if such form is available to NetManage, subject to certain conditions and limitations. A Holder's registration rights terminate at such time as such Holder sells or transfers its NetManage Common Stock, subject to certain exceptions.

  DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     NetManage is subject to the provisions of Section 203 of the Delaware GCL, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. See "COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK AND HOLDERS OF FTP COMMON STOCK."

     NetManage's Certificate of Incorporation also requires that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the NetManage Stockholders may be called only by the NetManage Board, the Chairman of the Board or the Chief Executive Officer of NetManage. NetManage's Certificate of Incorporation also provides for a classified Board of Directors consisting of three classes of directors. In addition, NetManage's Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the NetManage Board. Furthermore, directors may be removed without cause only upon a vote of two-thirds of the stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of NetManage.

  TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the NetManage Common Stock is Boston EquiServe L.P.

DESCRIPTION OF FTP CAPITAL STOCK

     The following description of the capital stock of FTP, certain provisions of the FTP Restated Articles of Organization, as amended (the "FTP Charter"), and FTP's Amended and Restated Bylaws (the "FTP Bylaws") and certain provisions of the FTP Rights Agreement is a summary and is qualified in its entirety by the provisions of the FTP Charter and Bylaws and the Rights Agreement, copies of which previously have been filed with the Commission.

     FTP's authorized capital stock consists of 50,000,000 shares of FTP Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share ("FTP Preferred Stock"), of which the FTP Board has designated 500,000 shares as Junior Preferred Stock, $0.01 par value per share ("Junior Preferred Stock"). As of July 13, 1998, there were approximately 34,035,463 shares of FTP Common Stock outstanding. As of such date, there were no shares of FTP Preferred Stock or Junior Preferred Stock outstanding.

  FTP COMMON STOCK

     Holders of FTP Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have no preemptive, conversion or other rights to subscribe for additional shares or other securities of FTP. There are no cumulative voting rights, with the result that, subject to the rights of the holders of outstanding shares of any series of FTP Preferred Stock issued in the future, holders of an aggregate of more than 50% of the outstanding shares of FTP Common Stock are able to elect FTP's directors whose terms expire at the next annual meeting. See "-- Junior Preferred Stock" below for a description of the voting rights of such stock. Holders of FTP Common Stock are entitled to such dividends as may be declared by the FTP Board out of funds legally available therefor. On liquidation, dissolution or winding up of FTP, the holders of FTP Common Stock are entitled to receive pro rata the net assets of FTP remaining after the payment of all creditors and all liquidation preferences, if any, of holders of FTP Preferred Stock. See
"-- Junior Preferred Stock" below for a description of certain preferential dividend and liquidation rights of such stock.

  FTP PREFERRED STOCK

     The FTP Board is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 5,000,000 shares of Preferred Stock with such powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be determined by the FTP Board in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series may, if so determined by the FTP Board, have full voting rights with the FTP Common Stock or superior or limited voting rights, be convertible into FTP Common Stock or another security of FTP, and have such other preferences, relative rights and limitations as the FTP Board shall determine. As a result, any series of FTP Preferred Stock could have rights which would adversely affect the voting power of the FTP Common Stock. See "-- Junior Preferred Stock" below for a description of the voting rights of such stock. The shares of any class or series of FTP Preferred Stock need not be identical. The issuance of FTP Preferred Stock could have the effect of delaying or preventing a change in control of FTP without any further action by stockholders. See "-- Junior Preferred Stock" and "-- Rights" below. FTP has no present plans, understandings, agreements or arrangements to issue any shares of FTP Preferred Stock other than shares of Junior Preferred Stock issuable upon exercise of the Rights described under "-- Rights" below.

  JUNIOR PREFERRED STOCK

     The FTP Board has designated 500,000 shares of the FTP Preferred Stock as Junior Preferred Stock, which may be purchased by the holders of the Rights described under "-- Rights" below. The rights of the holders of Junior Preferred Stock are set forth in a Certificate of Designation, Preferences and Rights of Junior Preferred Stock filed with the Secretary of The Commonwealth of Massachusetts on December 11, 1995. The number of shares of Junior Preferred Stock may be increased or decreased by the FTP Board, but may not be decreased below the number of shares of Junior Preferred Stock then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon conversion of any outstanding securities convertible into Junior Preferred Stock.

     Subject to the prior and superior rights of the holders of any shares of any series of FTP Preferred Stock ranking prior and superior to the shares of Junior Preferred Stock with respect to dividends, the holders of shares of Junior Preferred Stock shall be entitled to receive, when, as and if declared by the FTP Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each, a "Quarterly Dividend Payment Date"), in an amount equal to the greater of (i) $1.00 or (ii) subject to adjustment in certain events, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of FTP Common Stock or a subdivision of the outstanding shares of FTP Common Stock) declared on the FTP Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Preferred Stock. The rights of the holders of Junior Preferred Stock to receive dividends are cumulative.

     The terms of the Junior Preferred Stock provide that FTP shall declare a dividend or distribution on the Junior Preferred Stock immediately after it declares a dividend or distribution on the FTP Common Stock (other than a dividend payable in shares of, or a subdivision with respect to, the FTP Common Stock). However, if no dividend or distribution shall have been declared on the FTP Common Stock during the period between any Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Junior Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

     Holders of shares of Junior Preferred Stock are entitled to 100 votes, subject to adjustment in certain events, for each share of Junior Preferred Stock held, on all matters submitted to a vote of stockholders. On liquidation, dissolution or winding up of FTP, the holders of shares of Junior Preferred Stock are entitled to receive $100.00 per share plus an amount equal to all accrued and unpaid dividends and distributions thereon, prior to any distribution to the holders of shares of FTP Common Stock or any other stock of FTP ranking junior to the Junior Preferred Stock. If FTP shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of FTP Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the outstanding shares of Junior Preferred Stock shall be similarly exchanged or changed in an amount per share (subject to adjustment in certain events) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of FTP Common Stock is changed or exchanged. Shares of Junior Preferred Stock may be purchased by FTP at such times and on such terms as may be agreed to between FTP and the holder of such shares, subject to any limitation which may be imposed by law or by the FTP Charter. The terms of the Junior Preferred Stock further provide that the FTP Charter shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Junior Preferred Stock, voting together as a single class.

  RIGHTS

     On December 1, 1995, the FTP Board adopted a plan under which one purchase right (a "Right") was issued for every outstanding share of FTP Common Stock. The Rights were distributed to holders of record of the FTP Common Stock as of the close of business on December 8, 1995 (the "Rights Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of December 1, 1995 between FTP and State Street Bank and Trust Company (the "Rights Agent"), as amended by Amendment to Rights Agreement dated as of November 7, 1996, Amendment No. 2 to Rights Agreement dated as of February 27, 1998 and Amendment No. 3 to Rights Agreement dated as of June 15, 1998 (as amended, the "FTP Rights Agreement"). The Rights Agreement provides for the issuance of one Right for every share of FTP Common Stock issued and outstanding on the Rights Record Date and for each share of FTP Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

     Each Right entitles the holder to purchase from FTP one one-hundredth of a share of Junior Preferred Stock at an exercise price of $150.00, subject to adjustment in certain events. The Rights will expire on December 1, 2005 (the "Expiration Date"), or upon the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

     No separate Rights certificates have been issued as of the date of this Joint Proxy Statement/Prospectus. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the FTP Common Stock certificates and will be transferred with and only with the FTP Common Stock certificates, (ii) new FTP Common Stock certificates issued after the Rights Record Date upon transfer or new issuance of shares of FTP Common Stock will contain a notation incorporating the FTP Rights Agreement by reference and (iii) the surrender for transfer of any FTP Common Stock certificate will also constitute the transfer of the Rights associated with the shares of FTP Common Stock represented by such certificate.

     The Rights will separate from the FTP Common Stock on the Distribution Date. Unless otherwise determined by a majority of the FTP Board then in office, the Distribution Date (the "Distribution Date") will occur on the earlier of (i) the 10th business day following the later of (A) the date of a public announcement that a person, together with its affiliates and associates, except as described below, has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of FTP Common Stock (collectively, an "Acquiring Person") or (B) the date on which an executive officer of FTP has actual knowledge that an Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) the 10th business day following commencement of a tender offer or exchange offer that would result in any person, together with its affiliates and associates, owning 15% or more of the outstanding FTP Common Stock. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the FTP Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights. The FTP Board may delay the distribution of the Rights Certificates.

     The Rights Agreements provides that the following persons shall be excluded from the definition of Acquiring Person: (i) Kopp Investment Advisors, Inc. ("KIA"), Kopp Holding Company ("KHC") or

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LeRoy C. Kopp ("Kopp") (but no purchaser or assignee of any such Person or direct or indirect purchaser or transferee of any shares of FTP Common Stock from any such person) so long as (A) the number of shares of FTP Common Stock beneficially owned by all such persons does not exceed 6,722,400 shares in the aggregate (such number to be adjusted in the event of any stock dividend, stock split or combination of shares, recapitalization, repurchase of shares by FTP or any other change in FTP's capital stock which in the determination of the FTP Board requires an adjustment to such number to maintain it at less that 20% of FTP's outstanding shares), (B) none of such persons has filed a Schedule 13D or
Schedule 13G that expresses any intention or reservation of the right (1) to control or influence the management or policies of FTP or (2) to engage in any of the actions specified in Item 4 of such Schedule 13D (other than both the disposition of FTP Common Stock and the acquisition of FTP Common Stock up to the maximum number set forth above, provided that the condition in the preceding clause (B)(1) is met), and (C) neither KHC nor Kopp owns directly 5% or more of the shares of FTP Common Stock then outstanding; and (ii) NetManage as a result of the execution, delivery or performance by the parties thereto of the Reorganization Agreement or the consummation of the transactions contemplated thereby pursuant to the terms thereof.

     If, at any time after December 1, 1995, any person or group of affiliated or associated persons (other than FTP and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive, upon payment of the then current exercise price of the Right, shares of FTP Common Stock (or, in certain circumstances, cash, property or other securities of FTP) having a market value of two times the then current exercise price of the Right. Following the occurrence of any of such event, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     The FTP Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of FTP Common Stock at an exchange ratio of one share of FTP Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 1, 1995 (as the same may be adjusted, the "Rights Exchange Ratio"). The FTP Board, however, may not effect any exchange at any time after any person (other than (i) FTP, (ii) any subsidiary of FTP, (iii) any employee benefit plan of FTP or of any subsidiary of FTP or (iv) any entity holding FTP Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the FTP Common Stock then outstanding. Immediately upon the action of the FTP Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of FTP Common Stock equal to the number of such Rights held by the holder multiplied by the Rights Exchange Ratio.

     The exercise price of the Rights, and the number of one one-hundredths of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or certain convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of FTP and certain other distributions) or of subscription rights or warrants (other than those referred to above).

     At any time prior to the close of business on the Expiration Date, FTP, by a majority vote of the FTP Board, may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment in certain events (as the same may be adjusted, the "Redemption Price"). Immediately upon the action of the FTP Board electing to redeem the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of FTP, including, without limitation, the right to vote or to receive dividends.

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

     The FTP Rights Agreement may be amended by the FTP Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the FTP Rights Agreement may be amended by the FTP Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the FTP Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates or their transferees).

     As a result of the Merger, each Right (other than Rights associated with Dissenting Shares) will be exchanged, together with the associated share of FTP Common Stock, for a fraction of a share of NetManage Common Stock equal to the Exchange Ratio and, therefore, will no longer be outstanding after the Effective Time.

  CERTAIN FTP CHARTER AND BYLAW PROVISIONS

     The FTP Charter and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the FTP Board and in the policies formulated by the FTP Board and to delay or prevent a change in control of FTP if the FTP Board determines that such a change in control is not in the best interests of FTP and its stockholders. The FTP Board, in determining whether a change of control is in the best interests of FTP and its stockholders, may consider a variety of factors, depending on the circumstances, including, without limitation, the long-term and short-term interests of FTP and its stockholders, whether the proposed transaction might violate federal or state laws, the consideration being offered in a proposed transaction in relation to current and historical market prices, economic, market and other factors bearing on securities prices, FTP's financial condition and future prospects, the interests of FTP's employees, suppliers, creditors and customers, the economy and community and societal considerations. These provisions could have the effect of discouraging attempts to acquire control of FTP even if some or a majority of FTP's stockholders deem such an attempt to be in its best interest.

     The FTP Board is permitted pursuant to the FTP Charter to consider special factors, such as employee welfare and the future prospects of FTP, in determining what the FTP Board reasonably believes to be in the best interests of FTP when evaluating proposed tender or exchange offers or business combinations.

     Pursuant to the FTP Charter and Bylaws, the FTP Board has been divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of two-thirds of the voting power of the then outstanding shares of capital stock of FTP entitled to vote generally in the election of directors, voting together as a single class.

     The FTP Bylaws provide that stockholders may not take action by written consent.

     The FTP Charter authorizes, and the FTP Bylaws establish, procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the FTP Board, of candidates for election as directors and with regard to certain matters to be brought before meetings of stockholders of FTP. In general, notice must be received by FTP not less than 60 days nor more than 90 days prior to the stockholder meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. In addition, the FTP Bylaws require that any such nomination of a candidate for election as a director be accompanied by a petition signed by at least 100 record holders of the capital stock entitled to vote in the election of directors, representing in the aggregate at least 1% of the outstanding capital stock entitled to vote thereon. Such procedures also authorize regulation of the order of business and conduct of stockholder meetings, the authority of the presiding officer and attendance at such meetings.

     The affirmative vote of 80% of the total number of votes of the then outstanding shares of capital stock of FTP entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the FTP Charter, including the provisions referred to above relating to the classification of the FTP Board, interested transaction provisions, director exculpation provisions, evaluation of certain transactions and regulation of nominations of directors and of business to be conducted at meetings of

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

stockholders. The requirement of a supermajority vote to approve certain amendments to the FTP Charter could enable a minority of the FTP Stockholders to exercise veto powers over such transactions and amendments.

     The FTP Charter provides that no director of FTP shall be liable to FTP or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent such exculpation from liability is not permitted under the Massachusetts BCL. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws.

  MASSACHUSETTS "ANTI-TAKEOVER" LAWS

     FTP is covered by the provisions of Chapter 110F of the Massachusetts General Laws, known as the Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with more than 200 stockholders may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder,
(ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with its affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the interested stockholder. See "COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK AND HOLDERS OF FTP COMMON STOCK."

     The FTP Bylaws provide that the provisions of Chapter 110D of the Massachusetts BCL, known as the Control Share Statute, shall not apply to FTP. However, FTP may in the future become subject to the statute if the FTP Board votes to amend the FTP Bylaws so as to make the statute applicable to FTP. In general, if the Control Share Statute were applicable, it would provide that any person or entity that acquired 20% or more of FTP's outstanding voting stock could not vote such stock unless the other stockholders of FTP were to so authorize. See "COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK AND HOLDERS OF FTP COMMON STOCK."

     FTP is not subject to the provisions of Chapter 156B, Section 50A of the Massachusetts BCL providing for an automatic classified board of directors for any corporation which has a class of voting stock registered under the Exchange Act. However, the FTP Charter and Bylaws provide for a classified board of directors as described above under "-- Certain FTP Charter and Bylaw Provisions." See also "COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE COMMON STOCK AND HOLDERS OF FTP COMMON STOCK."

  TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the FTP Common Stock is Boston EquiServe L.P.

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

                  COMPARISON OF RIGHTS OF HOLDERS OF NETMANAGE
                  COMMON STOCK AND HOLDERS OF FTP COMMON STOCK

     Upon consummation of the Merger, the stockholders of FTP, a Massachusetts corporation, will become stockholders of NetManage, a Delaware corporation. The Delaware GCL and the Massachusetts BCL differ in many respects, and these differences will result in changes in the rights of FTP stockholders. The following description summarizes certain differences between the Delaware GCL and the Massachusetts BCL that may affect the rights of FTP Stockholders as a result of the Merger.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

     Under Section 228 of the Delaware GCL, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without such a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken, is signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present. The Certificate of Incorporation of NetManage provides that the stockholders of NetManage may not take action by written consent in lieu of a meeting but must take any such actions at a duly called annual or special meeting.

     Under Section 43 of the Massachusetts BCL, any action required or permitted to be taken at any meeting of FTP Stockholders may be taken without a meeting if all stockholders entitled to vote consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. According to the FTP Bylaws, however, action required or permitted to be taken at any meeting of the stockholders may not be taken without a meeting by written consent.

CLASS VOTES OF STOCKHOLDERS

     Neither the Delaware GCL nor the Massachusetts BCL requires separate class votes of all voting classes in order to approve charter amendments, mergers and sales of substantially all assets. Section 242 of the Delaware GCL and Section 71 of the Massachusetts BCL, however, provide that all classes of stock, even a nonvoting class of stock, vote on charter amendments that adversely affect the rights of holders of shares of such class. In addition, Section 78 of the Massachusetts BCL provides that all classes of stock, even a nonvoting class of stock, vote in the proportion provided for in that section on a merger agreement that would adversely affect the rights of holders of shares of either constituent corporation of such class.

STOCKHOLDER VOTING

     The Delaware GCL generally requires a majority vote of the shares of stock of each constituent corporation outstanding and entitled to vote in order to effectuate a merger between two Delaware corporations (Section 251) or of the Delaware corporation in the case of a merger between the Delaware corporation and a corporation organized under the laws of another state (a "foreign" corporation) (Section 252).

     Section 78 of the Massachusetts BCL provides that a merger between two or more Massachusetts corporations must be approved by two-thirds of the shares of each class of stock of each constituent corporation outstanding and entitled to vote thereon or by such lesser proportion (but not less than a majority) thereof as the corporations' articles of organization may provide. Where the merger is between one or more Massachusetts corporations and one or more foreign corporations and the surviving corporation is to be a foreign corporation, the foregoing vote is required for the domestic corporation under Section 79 of the Massachusetts BCL, but the foreign corporation is required only to comply with the applicable provisions of its jurisdiction of incorporation. The FTP Charter provides that FTP may authorize, by a vote of a majority of the shares of each class of stock outstanding and entitled to vote thereon, the merger or consolidation of FTP into any other corporation if stockholder approval of such merger is otherwise required by the provisions of the Massachusetts BCL.

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

STOCKHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     Section 203 of the Delaware GCL ("Section 203") prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the time that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include: mergers with or caused by the interested stockholder; sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); and receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the time such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder;
(ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him, her or it an interested stockholder (excluding shares held by certain affiliates of the corporation); or
(iii) at or after the time such person becomes an interested stockholder, the business combination is approved by both the board of directors and 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder).

     Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, is quoted on an interdealer quotation system such as Nasdaq (as is NetManage) or is held of record by more than 2,000 stockholders. A Delaware corporation may elect in its original certificate of incorporation, or by amending its certificate of incorporation or bylaws, that it will not be governed by Section 203. Any such amendment must be approved by the stockholders and may not be further amended by the board of directors. NetManage is governed by Section 203.

     Section 203 has been challenged in lawsuits arising out of ongoing takeover disputes, and it is not yet clear whether and to what extent its constitutionality will be upheld by the courts. Although the United States District Court for the District of Delaware has consistently upheld the constitutionality of Section 203, the Delaware Supreme Court has not yet considered the issue. NetManage believes that so long as the constitutionality of Section 203 is upheld, Section 203 will encourage any potential acquiror to negotiate with the NetManage Board. Section 203 also has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for NetManage in which all stockholders would not be treated equally. Section 203 should also discourage certain potential acquirers unwilling to comply with its provisions.

     FTP is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an antitakeover law. In general, this statute prohibits a publicly held Massachusetts corporation, with sufficient ties to Massachusetts, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either: (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) the interested stockholder owns 90% of the corporation's outstanding voting stock upon consummation of the transaction which made him, her or it an interested stockholder (excluding shares held by certain affiliates of the corporation); or
(iii) on or after the date such person

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

becomes an interested stockholder, the business combination is approved by both the board of directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the corporation's voting stock. A "business combination" includes a merger, stock and asset sales and other transactions resulting in a financial benefit to the stockholder. FTP has not elected, and does not intend to elect, not to be governed by Chapter 110F. FTP, however, may at any time amend its Charter or Bylaws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of its voting stock, but such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

CONTROL SHARE ACQUISITIONS

     Massachusetts has adopted a "control share" statute (Chapter 110D of the Massachusetts General Laws) under which a person who acquires voting stock of a Massachusetts corporation which results in such person's voting power exceeding certain specified amounts (20%, 33 1/3% and 50%, respectively) would lose the right to vote such stock unless the stockholders of the corporation so authorize. Any person making such a control share acquisition may file a statement with the corporation demanding that such corporation call a stockholders' meeting to vote on whether to reinstate that person's voting rights. Stockholders who vote not to reinstate such voting rights may demand certain appraisal rights in the event such voting rights are reinstated. In the absence of an affirmative election to opt out by amending its articles of organization or by-laws, the control share statute applies to a Massachusetts corporation that has (i) 200 stockholders of record, (ii) its principal executive office or substantial assets within Massachusetts and (iii) either more than 10% of its stockholders of record in Massachusetts or more than 10% of its issued and outstanding shares held by Massachusetts residents. FTP has opted out of the control share statute. Delaware does not have a control share statute.

APPRAISAL RIGHTS

     Section 262 of the Delaware GCL provides for appraisal rights only in the case of a statutory merger or consolidation of a corporation where the petitioning stockholder does not consent to the transaction. In addition, no appraisal rights are available where the corporation is to be the surviving corporation and a vote of its stockholders is not required under Delaware GCL
Section 251(f). There are also no appraisal rights, unless otherwise provided for in a corporation's certificate of incorporation, for shares of stock listed on a national securities exchange, or designated as a national market system security on an inter-dealer quotation system by the NASD or held by more than 2,000 holders of record, unless such stockholders would be required to accept anything other than shares of stock of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash in lieu of fractional shares of such stock or any combination thereof. The Certificate of Incorporation of NetManage does not provide for such additional appraisal rights.

     Pursuant to Section 76 of the Massachusetts BCL, a stockholder of a Massachusetts corporation who complies with the statutory procedure is entitled to demand payment for his or her stock in the event that the corporation has voted to sell, lease or exchange all or substantially all of its property and assets or has adopted any amendment of its articles of organization that adversely affects the rights of such stockholder. Pursuant to Section 85 of the Massachusetts BCL, a stockholder of a Massachusetts corporation who complies with the statutory procedures is entitled to demand payment for his or her stock from the surviving corporation and an appraisal in the event that the corporation has voted to consolidate or merge with another corporation or corporations, subject to certain limited exceptions. For more information concerning appraisal rights under the Massachusetts BCL, see "THE
MERGER -- Appraisal Rights."

AMENDMENT OF BYLAWS

     Section 109 of the Delaware GCL provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, provided that a corporation may, in its certificate of incorporation, confer such powers on the board of directors. In accordance with the Certificate of Incorporation of NetManage, the

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

Board of Directors of NetManage is expressly authorized to adopt, amend or repeal the Bylaws of NetManage, or the affirmative vote of at least two-thirds of the voting power of all then outstanding stock is required to alter, amend or institute new Bylaws.

     Section 17 of the Massachusetts BCL provides that the stockholders have the power to make, amend or repeal by-laws and, if authorized in the articles of organization of the corporation, the by-laws may provide that directors may also make, amend or repeal by-laws, except with respect to any provision thereof which by law, the articles of organization or the by-laws requires action by the stockholders. Any by-law adopted by the directors of the corporation may be amended or repealed by the stockholders. In the event the directors make, amend or repeal any by-law, notice of such action stating the substance of the change to the by-laws must be given to all stockholders entitled to vote on by-law amendments not later than the time of the giving of notice of the meeting of stockholders next following the action by the directors. Under the FTP Charter, the FTP Board has the power to make, alter, amend and repeal the FTP Bylaws, except with respect to any provision thereof which by law or by the FTP Charter or Bylaws requires action by the stockholders, who also have power to make, alter, amend and repeal the FTP Bylaws. The affirmative vote of the holders of at least 80% of the voting power of all shares of FTP entitled to vote generally in the election of directors, voting together as a class, shall be required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of, certain provisions of the FTP Charter and Bylaws.

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 102 of the Delaware GCL allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102 of the Delaware GCL does not, however, permit a corporation to limit or eliminate the personal liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of NetManage provides for limitations on directors' liability to the fullest extent permitted by the Delaware GCL.

     Section 145 of the Delaware GCL provides that a corporation may indemnify any of its officers and directors party to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another organization by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The Bylaws of NetManage provide for indemnification of officers and directors of NetManage to the maximum extent and in the manner permitted by the Delaware GCL.

     Section 67 of the Massachusetts BCL provides that indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, may be provided by it to whatever extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. The FTP Charter includes provisions eliminating the personal liability of FTP's directors for monetary damages resulting from breaches of their fiduciary duty except (i) for any breach of the director's duty of loyalty to FTP or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 of the Massachusetts BCL (unauthorized distributions) and Section 62 of the Massachusetts BCL (loans to insiders) or (iv) for any transaction from which the director derived an improper personal benefit. The FTP Bylaws generally provide that FTP will indemnify to the fullest extent authorized by the Massachusetts BCL each of its directors and officers (including persons who serve at its request as directors, officers or trustees of another organization, or in any capacity with respect to any employee benefit plan).

CLASSIFIED BOARD OF DIRECTORS

     Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The Certificate of Incorporation of NetManage provides for a Board of Directors which is divided into three classes. This method of electing directors makes change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process.

     Section 50A of the Massachusetts General Laws generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect to opt out of the statute's coverage. The FTP Charter provides that the directors, other than those who may be elected by the holders of any class or series of FTP Preferred Stock voting separately by class or series, shall be classified, with respect to the duration of the term for which they severally hold office, into three classes which shall be as nearly equal in number as possible and as provided in the FTP Bylaws.

CUMULATIVE VOTING FOR DIRECTORS

     Section 214 of the Delaware GCL permits cumulative voting for directors to the extent provided for in a Delaware corporation's certificate of incorporation. The Certificate of Incorporation of NetManage does not provide for cumulative voting and there is no cumulative voting rights provision in NetManage's Bylaws. As a result, the stockholders of NetManage do not have cumulative voting rights. In addition, NetManage's Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the combined voting power of all the then-outstanding voting shares to amend the voting provisions relating to the election of directors. The elimination of the cumulative voting provision limits the ability of minority stockholders to obtain representation on the NetManage Board.

     While the Massachusetts BCL does not expressly prohibit cumulative voting, it is generally understood that cumulative voting is not permitted in Massachusetts corporations.

REMOVAL OF DIRECTORS

     Under Section 141 of the Delaware GCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation having a classified board, stockholders may effect such removal only for cause and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

     Under Section 51 of the Massachusetts BCL, unless the articles of organization or by-laws provide otherwise: (i) directors and officers elected by stockholders may be removed from their respective offices with or without cause by the vote of the holders of a majority of the shares entitled to vote in the election of directors or such officers, as the case may be, provided that the directors of a class elected by a particular class of stockholders and officers elected by a particular class of stockholders may be removed only by the vote of the holders of a majority of the shares of the particular class of stockholders entitled to vote for the election of such directors or officers, as the case may be; (ii) officers elected or appointed by the directors may be removed from their respective offices, with or without cause, by vote of a majority of the directors then in office; and (iii) any director, and any officer elected by the stockholders, may be removed from office for cause by vote of a majority of the directors then in office. A director or officer may be removed for cause only after reasonable notice and an opportunity to be heard before the body proposing to remove such director or officer.

     The FTP Charter generally provides that any director or directors may be removed from office at any time for cause by either (i) the affirmative vote of two-thirds of the total number of the then outstanding shares of capital stock of FTP entitled to vote generally in the election of directors, voting together as a single class, or (ii) the affirmative vote of two-thirds of the directors then in office.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Section 223 of the Delaware GCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum), or by a sole remaining director, unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation (NetManage's Certificate of Incorporation and Bylaws do not provide otherwise) or (ii) the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy (NetManage's Certificate of Incorporation does not have such a provision). In addition, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the shares outstanding at the time and entitled to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Such elections are to be conducted in accordance with the procedures provided by the Delaware GCL. Unless otherwise provided in the certificate of incorporation or bylaws, when one or more directors resign from the board, a majority of directors then in office, including those who have so resigned, may vote to fill the vacancy (NetManage's Certificate of Incorporation and Bylaws do not provide otherwise).

     Section 52 of the Massachusetts BCL provides that, unless otherwise provided in a corporation's articles of organization, any vacancy in the board of directors (including a vacancy resulting from the enlargement of the board) may be filled in the manner prescribed in the by-laws or in the absence of such a by-law, by the directors. The FTP Bylaws provide that, subject to the rights of the holders of shares of any class or series of FTP Preferred Stock, any vacancies resulting from death, resignation or removal shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and newly created directorships resulting from any increase in the number of directors shall be filled by the FTP Board, or if not so filled, by the stockholders at the next annual meeting thereof or at a special meeting called for that purpose in accordance with such Bylaws.

SPECIAL MEETINGS

     Under Section 211 of the Delaware GCL, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation's certificate of incorporation or bylaws. Under NetManage's Bylaws, a special meeting of stockholders may be called by the NetManage Board, by the Chairman of the Board, or by the Chief Executive Officer.

     Under Section 34 of the Massachusetts BCL, special meetings of stockholders of a corporation with a class of voting stock registered under the Exchange Act may be called by the president or by the directors and, unless otherwise provided in the articles of organization or by-laws, shall be called by the clerk, or in case of the death, absence, incapacity or refusal of the clerk, by any other officer, upon written application of one or more stockholders who hold at least 40% in interest of the capital stock entitled to vote thereat. In case none of the officers is able and willing to call a special meeting, the Massachusetts Supreme Judicial or Superior Court, upon application of one or more stockholders who hold at least 40% in interest, or such other percentage as specified in the corporation's articles of organization or by-laws, of the capital stock entitled to vote thereat, will have jurisdiction in equity to authorize one or more of such stockholders to call a meeting by giving such notice as is required by law. The FTP Bylaws provide that a special meeting of the stockholders may be called at any time by the president or by the directors and shall be called by the clerk, or in the case of the death, absence, incapacity, or refusal of the clerk, by any other officer, upon written application of one or more stockholders who hold at least 40% in interest of the capital stock entitled to vote thereat.

INSPECTION RIGHTS

     Section 220 of the Delaware GCL provides that any stockholder, upon written demand stating the purpose of the inspection, shall have the right to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records.

     Section 32 of the Massachusetts BCL generally provides that a stockholder may inspect a corporation's articles of organization, its by-laws, records of its meetings of incorporators and stockholders, a list of its stockholders, and its other stock and transfer records for any proper purpose.

ELECTION OF DIRECTORS

     The Bylaws of NetManage give the NetManage Board the power to set the number of directors on the NetManage Board. The NetManage Board is currently set at six.

     The FTP Bylaws provide that the FTP Board will consist of not less than three nor more than 15 directors; provided, however, that the number of directors shall be fixed at not less than two whenever there shall be only two stockholders and not less than one whenever there shall be only one stockholder. The number of directors may be increased or decreased at any time or from time to time either by the stockholders or by the directors by a vote of a majority of the directors then in office, but decreases in the number of directors may occur only to eliminate vacancies existing by reason of the death, resignation, removal or disqualification of one or more directors.

                                    EXPERTS

     The audited financial statements of NetManage included in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated balance sheets of FTP as of December 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, included in this Joint Proxy Statement/Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of NetManage Common Stock to be issued in connection with the Merger will be passed upon for NetManage by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

               REPRESENTATIVES OF INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of Arthur Andersen LLP and PricewaterhouseCoopers LLP expect to be present at the NetManage Special Meeting and the FTP Special Meeting, respectively, and, while such representatives have stated that they do not plan to make a statement at such meetings, they will be available to respond to appropriate questions from stockholders in attendance.

                             STOCKHOLDER PROPOSALS

     NetManage Stockholders who wish to submit proposals for presentation to NetManage's 1999 Annual Meeting of Stockholders must have submitted the proposal to NetManage, Inc., 10725 North De Anza Boulevard, Cupertino, California 95014,
Attention: Secretary, in advance of December 4, 1998, for inclusion, if appropriate, in NetManage's proxy statement and form of proxy relating to its 1999 Annual Meeting.

     FTP Stockholders who wish to submit proposals for presentation at FTP's 1999 Annual Meeting of Stockholders (if the Merger has not been consummated prior to the date the meeting is to be held) must submit the proposal to FTP Software, Inc., 2 High Street, North Andover, Massachusetts 01845, Attention:
Clerk. Such proposal must be received not later than January 12, 1999, for inclusion, if appropriate, in FTP's proxy statement and form of proxy relating to its 1999 Annual Meeting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NETMANAGE, INC.:
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets at December 31, 1996 and
     1997...................................................   F-3
  Consolidated Statements of Operations --
     Years Ended December 31, 1995, 1996 and 1997...........   F-4
  Consolidated Statements of Stockholders' Equity --
     Years Ended December 31, 1995, 1996 and 1997...........   F-5
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 1995, 1996 and 1997.......................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Report of Independent Public Accountants on Schedule......  F-21
  Schedule II -- Valuation and Qualifying Accounts..........  F-22
  Condensed Consolidated Balance Sheets at December 31, 1997
     and March 31, 1998.....................................  F-23
  Condensed Consolidated Statements of Operations --
     Three Months Ended March 31, 1997 and 1998.............  F-24
  Condensed Consolidated Statements of Cash Flows -- Three
     Months Ended March 31, 1997 and 1998...................  F-25
  Notes to Condensed Consolidated Financial Statements......  F-26
FTP SOFTWARE, INC.:
  Report of Independent Accountants.........................  F-29
  Consolidated Balance Sheets at December 31, 1996 and
     1997...................................................  F-30
  Consolidated Statements of Operations --
     Years Ended December 31, 1995, 1996 and 1997...........  F-31
  Consolidated Statements of Stockholders' Equity --
     Years Ended December 31, 1995, 1996 and 1997...........  F-32
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 1995, 1996 and 1997.......................  F-33
  Notes to Consolidated Financial Statements................  F-34
  Report of Independent Accountants on Schedule.............  F-51
  Schedule II -- Valuation and Qualifying Accounts..........  F-52
  Consolidated Balance Sheets (unaudited) at December 31,
     1997 and March 31, 1998................................  F-53
  Consolidated Statements of Operations (unaudited) --
     Three Months Ended March 31, 1997 and 1998.............  F-54
  Consolidated Statements of Cash Flows (unaudited) -- Three
     Months Ended March 31, 1997 and 1998...................  F-55
  Notes to Interim Consolidated Financial Statements........  F-56

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NetManage, Inc.:

     We have audited the accompanying consolidated balance sheets of NetManage, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetManage, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
January 26, 1998

                                NETMANAGE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 19,483    $ 12,706
  Short-term investments....................................    46,609      36,845
  Accounts receivable, less allowances of $2,012 and $1,375,
     respectively...........................................    13,915      13,408
  Prepaid expenses and other current assets.................    13,191      15,726
                                                              --------    --------
          Total current assets..............................    93,198      78,685
                                                              --------    --------
PROPERTY AND EQUIPMENT, at cost:
  Computer software and equipment...........................    14,874      13,010
  Furniture and fixtures....................................     5,622       5,512
  Leasehold improvements....................................     1,434       1,308
                                                              --------    --------
                                                                21,930      19,830
  Less -- Accumulated depreciation..........................    (9,872)    (10,999)
                                                              --------    --------
       Net property and equipment...........................    12,058       8,831
                                                              --------    --------
LONG-TERM INVESTMENTS.......................................    37,201      19,734
GOODWILL AND OTHER INTANGIBLES, net.........................     1,763       3,293
OTHER ASSETS................................................     8,309       9,050
                                                              --------    --------
                                                              $152,529    $119,593
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $  2,060    $  1,674
  Accrued liabilities.......................................     4,154       5,185
  Accrued payroll and payroll-related expenses..............     4,779       4,804
  Deferred revenue..........................................     8,839       9,118
  Income taxes payable......................................     1,698       2,362
                                                              --------    --------
          Total current liabilities.........................    21,530      23,143
                                                              --------    --------
LONG-TERM LIABILITIES.......................................     1,708         363
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES (Note 5)
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value --
     Authorized -- 75,000,000 shares
     Outstanding -- 43,148,350 shares and 43,752,930 shares,
      respectively..........................................       431         438
  Additional paid-in capital................................    90,193      91,564
  Retained earnings.........................................    39,751       5,996
  Cumulative translation adjustment.........................    (1,084)     (1,911)
                                                              --------    --------
          Total stockholders' equity........................   129,291      96,087
                                                              --------    --------
                                                              $152,529    $119,593
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETMANAGE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEARS ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1995       1996       1997
                                                                --------    -------   --------
NET REVENUES:
  License fees..............................................    $112,079    $89,334   $ 45,795
  Services..................................................      13,367     15,262     15,729
                                                                --------    -------   --------
          Total net revenues................................     125,446    104,596     61,524
COST OF REVENUES............................................      13,065     11,837      4,093
                                                                --------    -------   --------
GROSS MARGIN................................................     112,381     92,759     57,431
                                                                --------    -------   --------
OPERATING EXPENSES:
  Research and development..................................      23,861     27,938     20,670
  Sales and marketing.......................................      46,117     52,167     41,455
  General and administrative................................       9,808     11,198     10,428
  Write-off of in-process research and development..........          --     13,384     20,643
  Amortization of goodwill..................................       1,298      1,526      1,137
  Restructuring charge......................................          --         --      5,172
  Acquisition costs.........................................       1,701        199         --
                                                                --------    -------   --------
          Total operating expenses..........................      82,785    106,412     99,505
                                                                --------    -------   --------
INCOME (LOSS) FROM OPERATIONS...............................      29,596    (13,653)   (42,074)
INTEREST INCOME.............................................       4,494      5,625      4,562
EQUITY IN INCOME (LOSSES) OF UNCONSOLIDATED AFFILIATE.......        (306)    (1,005)     1,145
UNREALIZED GAIN ON INVESTMENT IN UNCONSOLIDATED AFFILIATE...          --         --      2,152
                                                                --------    -------   --------
INCOME (LOSS) BEFORE INCOME TAXES...........................      33,784     (9,033)   (34,215)
PROVISION (BENEFIT) FOR INCOME TAXES........................      11,487     (3,328)      (460)
                                                                --------    -------   --------
NET INCOME (LOSS)...........................................    $ 22,297    $(5,705)  $(33,755)
                                                                ========    =======   ========
NET INCOME (LOSS) PER SHARE:
  Basic.....................................................    $   0.55    $ (0.13)  $  (0.78)
  Diluted...................................................    $   0.52    $ (0.13)  $  (0.78)
WEIGHTED AVERAGE COMMON SHARES AND EQUIVALENTS:
  Basic.....................................................      40,749     42,341     43,385
  Diluted...................................................      42,955     42,341     43,385

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETMANAGE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  COMMON STOCK       ADDITIONAL               CUMULATIVE
                                               -------------------    PAID-IN     RETAINED    TRANSLATION
                                                 SHARES     AMOUNT    CAPITAL     EARNINGS    ADJUSTMENT     TOTAL
                                               ----------   ------   ----------   ---------   -----------   --------
BALANCE, DECEMBER 31, 1994...................  40,320,287    $203     $74,752     $ 24,351      $    --     $ 99,306
  Two-for-one stock dividend.................          --     199        (199)          --           --           --
  Sale of common stock under employee stock
     purchase plan...........................     145,145       2       2,020           --           --        2,022
  Exercise of stock options..................     740,550       8       2,734           --           --        2,742
  Compensation costs related to stock option
     grants..................................          --      --         109           --           --          109
  Income tax benefit from stock option
     transactions............................          --      --       2,080           --           --        2,080
  Pooling of interests with Syzygy
     Communications, Inc.....................     394,000       4       1,251         (798)          --          457
  Common stock issued in connection with the
     acquisition of Pacer Software, Inc......      64,600       1         773           --           --          774
  Repurchase of common stock from employees
     for cash................................      (4,250)     --          --           --           --           --
  Translation adjustment.....................          --      --          --           --         (390)        (390)
  Net income.................................          --      --          --       22,297           --       22,297
                                               ----------    ----     -------     --------      -------     --------
BALANCE, DECEMBER 31, 1995...................  41,660,332     417      83,520       45,850         (390)     129,397
  Sale of common stock under employee stock
     purchase plan...........................     226,124       2       1,868           --           --        1,870
  Exercise of stock options..................     666,399       7       2,831           --           --        2,838
  Income tax benefit from stock option
     transactions............................          --      --         642           --           --          642
  Pooling of interests with Maximum
     Information, Inc........................     590,448       6         334         (394)          --          (54)
  Issuance of common stock for purchase of
     technology..............................     121,997       1         999           --           --        1,000
  Repurchase of common stock from employees
     for cash................................    (116,950)     (2)         (1)          --           --           (3)
  Translation adjustment.....................          --      --          --           --         (694)        (694)
  Net loss...................................          --      --          --       (5,705)          --       (5,705)
                                               ----------    ----     -------     --------      -------     --------
BALANCE, DECEMBER 31, 1996...................  43,148,350     431      90,193       39,751       (1,084)     129,291
  Sale of common stock under employee stock
     purchase plan...........................     343,142       4         785           --           --          789
  Exercise of stock options..................     272,035       3         437           --           --          440
  Income tax benefit from stock option
     transactions............................          --      --         149           --           --          149
  Repurchase of common stock from employees
     for cash................................     (10,597)     --          --           --           --           --
  Translation adjustment.....................          --      --          --           --         (827)        (827)
  Net loss...................................          --      --          --      (33,755)          --      (33,755)
                                               ----------    ----     -------     --------      -------     --------
BALANCE, DECEMBER 31, 1997...................  43,752,930    $438     $91,564     $  5,996      $(1,911)    $ 96,087
                                               ==========    ====     =======     ========      =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETMANAGE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995        1996        1997
                                                              --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 22,297    $ (5,705)   $(33,755)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................     6,545       9,846       8,204
     Compensation costs related to stock issuances and stock
      option grants.........................................       109          --          --
     Provision for doubtful accounts and returns............     1,842         886         268
     Equity in (income) losses of unconsolidated
      affiliate.............................................       306       1,005      (1,145)
     Write-off of in-process research and development.......        --      13,384      20,643
     Write-down of assets related to restructure............        --          --       1,831
     Write-down of purchased technology to net realizable
      value.................................................        --       1,248          --
     Unrealized gain on investment in unconsolidated
      affiliate.............................................        --          --      (2,152)
     Changes in assets and liabilities, net of business
      combinations:
       Accounts receivable..................................    (7,885)      5,611       6,688
       Prepaid expenses and other current assets............    (4,407)     (6,201)     (1,012)
       Accounts payable.....................................     3,073      (2,689)     (1,447)
       Accrued liabilities, payroll and payroll-related
        expenses............................................       424        (330)     (2,838)
       Deferred revenue.....................................     3,625      (2,094)     (4,034)
       Income taxes payable.................................     2,183      (1,268)      2,918
                                                              --------    --------    --------
          Net cash provided by (used in) operating
            activities......................................    28,112      13,693      (5,831)
                                                              --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.......................   (75,550)    (44,201)    (27,395)
  Proceeds from maturities of short-term investments........    47,220      45,045      36,320
  Purchases of long-term investments........................   (15,133)    (32,841)    (23,925)
  Proceeds from maturities of long-term investments.........    11,111      23,205      40,675
  Purchases of property and equipment.......................   (10,103)     (4,716)       (326)
  Acquisition of businesses, net of cash acquired...........       540      (1,325)    (26,651)
  Acquisition of in-process research and development........        --     (11,384)         --
  Purchases of technology and other intangible assets.......        --      (2,668)       (530)
  Investment in unconsolidated affiliate....................    (1,529)     (1,929)        (58)
                                                              --------    --------    --------
          Net cash used in investing activities.............   (43,444)    (30,814)     (1,890)
                                                              --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock, net of issuance
     costs..................................................     4,764       4,708       1,229
  Repurchase of common stock................................        --          (3)         --
                                                              --------    --------    --------
          Net cash provided by financing activities.........     4,764       4,705       1,229
                                                              --------    --------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................      (390)       (694)       (285)
                                                              --------    --------    --------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................   (10,958)    (13,110)     (6,777)
CASH AND CASH EQUIVALENTS, beginning of year................    43,551      32,593      19,483
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS, end of year......................  $ 32,593    $ 19,483    $ 12,706
                                                              ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest...............................................  $     46    $     --    $     --
     Income taxes...........................................    11,240       2,852         358

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETMANAGE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. NATURE OF OPERATIONS AND ORGANIZATION:

     NetManage, Inc. (the "Company") develops, markets and supports software tools for connecting personal computers to corporate mainframe, midrange and UNIX(R) computers and software that increases the productivity of corporate call centers. The Company is a recognized leader in "PC Connectivity" and was one of the first to develop and market a Windows-based transmission protocol that has since become the industry standard for the Internet. In 1997, the Company organized its business to take advantage of three major industry trends: expansion of the Internet, continued mobilization of personal computer users and broader access to corporate data and information. Its products are fully compatible with Microsoft Corporation's ("Microsoft") Windows 3.1, Windows 95 and Windows NT platforms and IBM systems, including OS/2, and Novell operating systems.

     Substantially all of the Company's net revenues have been derived from the sales of products that provide inter-networking applications for the Microsoft Windows environment and are marketed primarily to Windows users. As a result, sales of the Company's products would be materially adversely affected by market developments adverse to Windows. In addition, the Company's strategy of developing products based on the Windows operating environment is substantially dependent on its ability to gain pre-release access to, and to develop expertise in, current and future Windows developments by Microsoft. No assurance can be given as to the ability of the Company to provide products compatible with future Windows releases on a timely basis.

     Additionally, the market for the Company's products is intensely competitive and characterized by rapidly changing technology, evolving industry standards, changes in customers' needs and frequent new product introductions. To maintain or improve its position in this industry, the Company must continue to enhance its current products and develop new products on a timely and cost-effective basis. There can be no assurance that the Company will be successful in developing new products or enhancing its existing products on a timely basis, or that such new products or product enhancements will achieve market acceptance.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company's investment in NetVision, Ltd. ("NetVision") is accounted for using the equity method.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation and Foreign Exchange Contracts

     The functional currency of the Company's foreign subsidiaries is the local currency. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. The Company enters into forward exchange contracts to reduce the impact of foreign currency fluctuations on those balance sheet accounts denominated in foreign currency, other than the entities' local currency, that give rise to transaction gains or losses. The notional amount of the forward contracts was approximately $11.2 million, $2.9 million and $1.9 million at December 31, 1995, 1996 and

                                NETMANAGE, INC.

1997, respectively. The 1997 contracts expired on January 30, 1998. Gains and losses on foreign exchange contracts were immaterial for the years ended December 31, 1995, 1996 and 1997.

  Revenue Recognition

     License fees are earned under software license agreements to end-users and resellers and are generally recognized when a customer purchase order has been received, the software has been shipped, the Company has a right to invoice the customer, collection of the receivable is probable and there are no significant obligations remaining. The Company offers its customers a 30-day right of return on sales and records an estimate of such returns at the time of product delivery based on historical experience. To date, such returns have been insignificant. Certain of the Company's sales are made to domestic distributors under agreements allowing rights of return and price protection on unsold merchandise. Accordingly, the Company defers recognition of such sales until the merchandise is sold by the distributor. The Company's international distributors generally do not have return rights and, as such, the Company generally recognizes sales to international distributors upon shipment, if all other revenue recognition criteria has been met.

     Service revenues consist of fees for providing system updates for existing software products, user documentation and technical support, generally under annual service agreements, and are recognized ratably over the term of such agreements. If such services are included in the initial licensing fee, the value of the services is unbundled and recognized ratably over the related service period. The cost of service revenues is not material and is included in cost of revenues in the accompanying Consolidated Statements of Operations.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Short-term and Long-term Investments

     The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, the Company's investments are classified as held-to-maturity and are valued using the amortized cost method. The Company's investments mature at various dates through April 2000. Investments with a maturity of greater than one year from the balance sheet date are classified as long-term investments. At December 31, 1996 and 1997, the fair value of the investments approximated amortized cost and, as such, gross unrealized holding gains and losses were not material. The fair value of the investments was determined based on quoted market prices at the reporting dates for those instruments. The carrying value of the Company's investments by major security type consisted of the following as of December 31, 1996 and 1997 (in thousands):

                       DESCRIPTION                            1996      1997
                       -----------                           -------   -------
Municipal bonds..........................................    $69,441   $44,754
Auction rate securities..................................     11,200     3,500
Corporate bonds..........................................         --     4,313
CDs/Bankers acceptance notes.............................      1,669        12
Government securities....................................      1,500     4,000
                                                             -------   -------
                                                             $83,810   $56,579
                                                             =======   =======

                                NETMANAGE, INC.

  Property and Equipment

     Property and equipment are recorded at cost. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized, other repairs and maintenance are expensed. Depreciation is computed using the straight-line method over the following estimated useful lives:

             CLASSIFICATION                                  LIFE
             --------------                                  ----
Computer software and equipment            2 to 3 years
Furniture and fixtures                     5 years
Leasehold improvements                     Shorter of the lease term or the
                                           estimated useful life

  Goodwill

     Goodwill arising from the Company's acquisitions (see Note 3) is amortized on a straight-line basis over two years. Accumulated amortization was $3,137,000 and $3,117,00 at December 31, 1996 and 1997, respectively.

  Software Development Costs

     Software development costs are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the development of a beta version of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. Amortization of purchased software is generally computed on a straight-line basis over one to five years or, if less, the estimated remaining economic life of the underlying products. To date, internal software development costs that were eligible for capitalization have not been significant and the Company has charged all software development costs to research and development as incurred.

     For the year ended December 31, 1996 and 1997, approximately $2.7 and $0.4 million, respectively, is included in the accompanying Consolidated Statements of Operations in cost of revenues for the amortization and writedown to net realizable value of software purchased and capitalized during 1996 and 1997. Prior to 1996, purchased software costs eligible for capitalization had not been significant and the Company charged all such costs to research and development as incurred.

  Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as credit worthy. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.

  Net Income (Loss) Per Share

     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires companies to compute net income (loss) per share under two different methods, basic and diluted. Basic net income (loss) per share data has been computed using the weighted average number of shares of common

                                NETMANAGE, INC.

stock outstanding during the periods. Diluted net income (loss) per share data has been computed using the weighted average number of shares of common stock and dilutive potential common shares. Potential common shares include dilutive shares issuable upon the exercise of outstanding common stock options computed using the treasury stock method. Potentially dilutive securities of 2,385,061, 4,270,780 and 3,697,106 were not included in the computation of diluted earnings per common share because to do so would have been antidilutive for the years ended December 31, 1995, 1996 and 1997, respectively.

     For the years ended December 31, 1996 and 1997, the number of shares used in the computation of diluted earnings per share were the same as those used for the computation of basic earnings per share. For the year ended December 31, 1995 a reconciliation of the shares used in the computation of basic and diluted earnings per share is as follows:

                                                        NUMBER OF     PER SHARE
                                                          SHARES       AMOUNT
                                                        ----------    ---------
Basic earnings per share..............................  40,749,000      $0.52
Common stock options..................................   2,206,000       0.03
                                                        ----------      -----
Diluted earnings per share............................  42,955,000      $0.55
                                                        ==========      =====

  Reclassifications

     Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.

  New Accounting Standards

     In 1997, the Company adopted SFAS No. 129, "Disclosure of Information About Capital Structure." SFAS No. 129 requires companies to disclose certain information about their capital structure. SFAS No. 129 did not have a material impact on the Company's consolidated financial statement disclosures.

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Comprehensive Income," which will be adopted by the Company in the first quarter of 1998. SFAS No. 130 requires companies to report a new, additional measure of income on the income statement or to create a new financial statement that has the new measure of income on it. "Comprehensive Income" is to include foreign currency translation gains and losses and other unrealized gains and losses that have been previously excluded from net income and reflected instead in equity. The Company anticipates that SFAS No. 130 will not have a material impact on its consolidated financial statements.

     In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company will adopt in its 1998 annual consolidated financial statements. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Company's products and services, the countries in which the Company earns revenues and holds assets, and major customers.

     In 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which will be adopted by the Company in the first quarter of 1998. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company anticipates that SOP 97-2 will not have a material impact on its consolidated financial statements.

                                NETMANAGE, INC.

 3. ACQUISITIONS AND OTHER INVESTMENTS:

     In December 1997, NetVision, Ltd., ("NetVision") a provider of internet services in Israel and an unconsolidated affiliate of the Company issued an additional 800,000 preferred shares which were sold to Tevel Israel International Communications, Ltd ("Tevel"), an unrelated party, for $10.0 million cash in exchange for a one-third interest in NetVision. As a result of the issuance and sale of these shares by NetVision, the Company's ownership interest in NetVision decreased from 50% to approximately 32%. In connection with this transaction, the Company recorded an unrealized gain on NetVision's sale of stock of $2,152,000, which is included in the accompanying Consolidated Statement of Operations for the year ended December 31, 1997.

     In July 1995, the Company had agreed to an investment by Elron Electronics, Ltd. ("Elron") in NetVision. Elron's investment in NetVision, comprised of various assets, was equal to the net equity of NetVision as of June 30, 1995. Following the investment by Elron, the Company's ownership interest in NetVision decreased from 100% to 50%. During 1996, the Company and Elron each invested approximately an additional $1,500,000 in NetVision. The Company's ownership percentage did not change as a result of this investment. Neither the Company nor Elron invested additional monies in NetVision in 1997. The investment in NetVision of approximately $4,968,000 and $1,859,000 is included in other assets in the accompanying Consolidated Balance Sheets at December 31, 1997 and 1996, respectively.

     A director of the Company also serves as the Chairman of the Board of Directors, President and Chief Executive Officer of Elron. Elron holds an investment in the common stock of the Company representing approximately 2% of the Company's outstanding shares as of December 31, 1997.

     In November 1997, the Company acquired all of the outstanding shares of Relay Technology, Inc. ("Relay"), a privately-held company, primarily engaged in the development, marketing and support of network connectivity, file transfer and terminal emulation software for $4.2 million in cash. The acquisition has been accounted for as a purchase, and accordingly, the results of Relay from the date of acquisition forward have been recorded in the Company's consolidated financial statements. In connection with the purchase, net intangibles of approximately $5.8 million were acquired, of which $4.6 million is reflected as a charge to operations for the write-off of in-process research and development that had not yet reached technological feasibility and, in management's opinion, had no probable alternative future use. The remaining intangible of $1.2 million, consisting of goodwill, is included in goodwill and other intangibles in the accompanying balance sheet and is being amortized over its estimated useful life of two years. Comparative pro forma financial information has not been presented as the results of Relay are not material to the Company's consolidated financial statements.

     In July 1997, the Company acquired all of the outstanding shares of Network Software Associates, Inc. ("NSA") for $26.0 million in cash. NSA is a holding company for NetSoft ("NetSoft"), a privately-held company specializing in the development, marketing and support of PC-to-Host connectivity software solutions. As of the date of the acquisition, NSA and NetSoft have continued as wholly-owned subsidiaries of NetManage. The acquired company hereinafter will be referred to as NetSoft. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of NetSoft from the date of acquisition forward have been recorded in the Company's consolidated financial statements. In connection with the acquisition, net intangibles of $18.6 million were acquired, of which $16.0 million was reflected as a charge to operations for the write-off of in-process research and development that had not reached technological feasibility and, in management's opinion, had no probable alternative future use. The remaining intangible of $2.6 million, consisting of goodwill, is included in goodwill and other intangibles in the accompanying Consolidated Balance Sheets and is being amortized over its estimated useful life of two years.

                                NETMANAGE, INC.

\ In connection with the NetSoft acquisition, net assets acquired were as follows (in thousands):

Cash and cash equivalents...................................  $ 2,719
Trade accounts receiveivable and other current assets.......    8,802
Intangibles, including in-process research and
  development...............................................   18,589
Property, equipment and other long-term assets..............    2,733
Current liabilities assumed.................................   (6,224)
Long-term liabilities.......................................     (619)
                                                              -------
          Net assets acquired...............................  $26,000
                                                              =======

     The following unaudited pro forma information shows the result of operations for the years ended December 31, 1996 and 1997 as if the NetSoft acquisition had occurred at the beginning of each of the years presented and at the purchase price established in July 1997. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of each of the respective years presented or the future operations of the combined companies.

                                                         YEARS ENDED DECEMBER 31,
                                                         ------------------------
                                                            1996          1997
                                                         ----------    ----------
Revenue................................................   $134,214      $ 81,103
Net loss...............................................   $ (4,565)     $(35,137)
Net loss per share, diluted............................   $  (0.11)     $  (0.80)
Weighted average common shares, diluted................     42,341        43,385

     In November 1996, the Company purchased collaborative computing software technology from Applicom Software Industries (1990) Ltd. ("Applicom") for cash consideration of approximately $10.0 million. In the opinion of management, the purchased technology had not reached technological feasibility and had no probable alternative future use. Accordingly, the entire purchase price was deemed to be in-process research and development and was charged to operations in 1996.

     In July 1996, the Company acquired all of the outstanding stock of Maximum Information, Inc. ("MaxInfo"), in exchange for approximately 590,000 shares of the Company's common stock. The Company also assumed MaxInfo's outstanding employee stock options, which were converted into options to purchase approximately 129,000 shares of the Company's common stock. This transaction was accounted for as a pooling of interests during the third quarter of 1996. The operations of MaxInfo, however, were not material to the Company's consolidated results of operations and financial position and, therefore, the historical financial statements have not been restated to reflect the acquisition retroactively. Accordingly, the operations of MaxInfo from the date of acquisition forward have been recorded in the Company's consolidated financial statements.

     In November 1995, the Company acquired all of the outstanding common and preferred stock of AGE Logic, Inc. ("AGE") in exchange for approximately 833,000 shares of the Company's common stock. AGE was a supplier of Desktop-to-UNIX(R) connectivity software and provided a full family of high performance X server, file sharing and terminal emulation products for PC and Macintosh desktops. The Company also assumed AGE's outstanding employee stock options and warrants, which were converted to options and warrants to purchase approximately 167,000 shares of the Company's common stock. The merger was accounted for as a pooling of interests and, accordingly, the Company's financial statements for the years ended December 31, 1995 and 1994 were restated to include the results of AGE.

     Prior to the merger with the Company, in March 1995, AGE acquired all of the outstanding stock, stock options and warrants of Pacer Software, Inc. ("Pacer") in exchange for approximately 64,600 shares of the Company's common stock. Pacer was involved in the development and marketing of computer software products. The acquisition was accounted for as a purchase. Accordingly, the results of Pacer from the date of

                                NETMANAGE, INC.

the acquisition forward have been recorded in the Company's consolidated financial statements. The value of the Company's common stock issued in connection with the acquisition was equal to the net assets acquired from Pacer which approximated $774,000. Accordingly, no goodwill was recorded for this transaction. Comparative pro forma financial information has not been presented as the results of operations for Pacer were not material to the Company's consolidated financial statements.

     In October 1995, the Company acquired all of the outstanding stock of Syzygy Communications, Inc. ("Syzygy") in exchange for approximately 394,000 shares of the Company's common stock. Syzygy was an inter-networking communications software company and developer of interconnection and network management software for hardware and software vendors and also provided custom communications software for commercial customers. The Company also assumed Syzygy's outstanding employee stock options and warrants, which were converted to options and warrants to purchase approximately 48,000 shares of the Company's common stock. The transaction was accounted for as a pooling of interests. The operations of Syzygy were not material to the Company's consolidated operations and financial position and, therefore, prior period financial statements were not restated. The results of Syzygy from the date of acquisition forward have been recorded in the Company's consolidated financial statements.

 4. RESTRUCTURING OF OPERATIONS:

     In the third quarter of 1997, the Company initiated a plan to restructure its operations worldwide due to business conditions. The plan is intended to realign the Company to focus solely on its core competencies -- UNIX(R), AS/400(R) midrange and IBM mainframe connectivity. In connection with this plan, the Company recorded a $5.2 million charge to operating expenses. The restructuring charge includes approximately $1.8 million of estimated employee-related expenses for employee terminations, approximately $2.4 million for the write-off of excess equipment and facilities-related expenses associated with the consolidation of operations and approximately $1.0 million for the write-off of intangible assets related to certain unprofitable products. The restructuring plan includes the termination of employees worldwide and the reduction in worldwide office space, which primarily consists of the consolidation of sales offices in Europe resulting from the acquisition of NetSoft in the third quarter of 1997 as well as the consolidation of certain domestic technical support and engineering locations. As of December 31, 1997, the Company had incurred costs totaling approximately $4.3 million related to the restructuring. The remaining actions are expected to be completed within one year from the date the restructuring plan was initiated. The Company anticipates that these remaining restructuring actions will require the expenditures of approximately $0.9 million of cash during 1998, which the Company expects will be funded by internally generated cash. Accrued liabilities at December 31, 1997 included a reserve related to this restructuring plan of approximately $0.9 million.

 5. COMMITMENTS AND CONTINGENCIES:

     On January 9, 1997, a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. 07763295, was filed in the Superior Court of California, Santa Clara County, against the Company and certain of its directors and current and former officers. On January 10, 1997, the same plaintiffs filed a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. C-97-20061-CRB, in the United States District Court for the Northern District of California, against the same defendants. Both complaints allege that, between July 25, 1995 and January 11, 1996, the defendants made false or misleading statements of material fact about the Company's prospects and failed to follow generally accepted accounting principles. The state court complaint asserts claims under California state law; the federal court complaint asserts claims under the federal securities laws. In addition, on September 10, 1997, the Company and several of its officers and directors were named in a securities class action complaint filed in the Northern District of California, Beasley v. NetManage, Inc., et al., C-97-3329 FMS, (N.D. Cal.). This complaint is substantially similar to the previously-filed case of Head et al. v. NetManage, Inc. et al., discussed above, and contains similar allegations, names the same defendants, and purports to represent purchasers of NetManage stock during the same class

                                NETMANAGE, INC.

period as in the previously-filed complaint. The complaints seek an unspecified amount of damages. On February 24, 1998, the federal court granted the defendants' motion to dismiss the federal class action complaint in Head, et al.
V. NetManage, Inc., et al. Plaintiffs are expected to file an amended complaint. The Company believes there is no merit to these cases and intends to defend both cases vigorously. There can be no assurance that the Company will be able to prevail in the lawsuits, or that the pendency of the lawsuits will not adversely affect the Company's operations. As the outcome of these matters cannot be reasonably determined, the Company has not accrued for any potential loss contingencies.

     On March 21, 1997, a securities class action complaint, Interactive Data Systems, Inc., et al. v. NetManage, Inc., et al., No. CV764945, was filed in the Superior Court of California, Santa Clara County, against the Company and certain of its directors and officers. On June 19, 1997, one of the plaintiffs in that action filed a securities class action complaint, Molinari v. NetManage, Inc., et al., No. C-97-20544-CRB, in the United States District Court for the Northern District of California against the same defendants. Both complaints allege that, between April 18, 1996 and July 18, 1996, the defendants made false or misleading statements of material fact about the Company's prospects. The state court complaint asserts claims under California state law; the federal complaint asserts claims under the federal securities laws. Both complaints seek an unspecified amount of damages. The Company believes there is no merit to either case and intends to defend both cases vigorously. There can be no assurance that the Company will be able to prevail in the lawsuits, or that the pendency of the lawsuits will not adversely affect the Company's operations. As the outcome of these matters cannot be reasonably determined, the Company has not accrued for any potential loss contingencies.

     On October 10, 1997, a verified derivative complaint was filed in the United States District Court for the Northern District of California, Sucher v. Alon et al., No. C-97-20897-CRB, against nine present and former officers and directors of the Company alleging that these persons violated various duties to the Company. The derivative complaint also names the Company as a nominal defendant. The derivative complaint is predicated on the factual allegations contained in the class action complaints discussed above. No demand was previously made to the Company's Board of Directors concerning the allegations of the derivative complaint, which seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot be reasonably determined, the Company has not accrued for any loss contingencies.

     On November 26, 1997, a complaint was filed against the Company in the Superior Court of California, San Diego County, Shaw et al. v. NetManage, Inc., No. 716081. The plaintiffs, who held a significant ownership interest in AGE before it was acquired by NetManage, bring causes of action alleging fraud, negligent misrepresentation, negligence and breach of contract with respect to the Company's acquisition of AGE. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot be reasonably determined, the Company has not accrued for any loss contingencies.

     The Company may be contingently liable with respect to certain asserted and unasserted claims that arise during the normal course of business. In the opinion of management, the outcome of all other such matters presently known to management will not have a material adverse effect on the Company's business, financial position or results of operations.

                                NETMANAGE, INC.

     Facilities and equipment are leased under noncancelable operating leases expiring on various dates through the year 2007. As of December 31, 1997, future minimum rental payments under operating leases are as follows (in thousands):

                       YEAR
                       ----
1998...............................................  $ 5,197
1999...............................................    3,317
2000...............................................    2,193
2001...............................................      885
2002...............................................      757
Thereafter.........................................    1,613
                                                     -------
                                                     $13,962
                                                     =======

     Rent expense was approximately $2,885,000, $3,448,000 and $3,945,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

 6. CAPITAL STOCK:

  Common Stock

     In April 1995 the Company effected a two-for-one stock split (in the form of a stock dividend) of the Company's common stock. All share and per share amounts in the accompanying consolidated financial statements and notes have been adjusted retroactively to reflect the stock dividend.

     As of December 31, 1997, the Company has reserved the following shares of authorized but unissued common stock:

Employee stock option plan..................................  7,496,057
Directors' stock option plan................................    739,835
Employee stock purchase plan................................  1,474,091
                                                              ---------
                                                              9,709,983
                                                              =========

  Employee Stock Option Plan

     During 1992, the Company established the 1992 Employee Stock Option Plan (the "Plan"). The Company currently has authorized a total of 9,800,000 shares for issuance under this Plan. The Company may grant incentive stock options or non-statutory stock options to employees, officers, directors and consultants at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant, except that non-statutory options may be granted at 85% of such fair value. Up until mid-1997, options granted under the Plan generally become exercisable at a rate of one-fourth of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each calendar month thereafter. Since then, options granted under the Plan for new hires generally become exercisable at a rate of one-fifth of the shares subject to the option at the end of the first year and 1/60 of the shares subject to the option at the end of each calendar month thereafter. The maximum term of a stock option under the Plan is ten years, but if the optionee at the time of grant has voting power over more than 10% of the Company's outstanding capital stock, the maximum term is five years.

     The Company has assumed certain options granted to former employees of the companies acquired during 1995 and 1996 (the "Acquired Options"). The Acquired Options were assumed by the Company outside of the Plan, but all are administered as if assumed under the Plan. All of the Acquired Options have been adjusted to effectuate the conversion under the Agreements and Plans of Reorganization between the Company and the companies acquired. The Acquired Options related to two of the companies acquired

                                NETMANAGE, INC.

became immediately exercisable under the original terms of the option agreements. The Acquired Options related to the other company acquired continue to vest under the original vesting schedule over a four-year period. No additional options will be granted under any of the acquired companies' plans.

     In February 1996, January 1997 and September 1997, upon approval by the Company's Board of Directors, the Company repriced 2,302,338, 3,451,079 and 1,703,624 options, respectively, originally issued at prices ranging from $11.63 to $24.62, $6.63 to $21.25, and $3.25 to $6.00, respectively. The options were repriced at the then current market value of the Company's common stock of $11.13 for the February 1996 repricing, $6.00 for the January 1997 repricing, and $3.06 for the September 1997 repricing. The Company's Board of Directors extended the vesting period for all options repriced in February 1996 by an additional six months.

  Directors' Stock Option Plan

     In July 1993, the Company adopted the 1993 Directors' Stock Option Plan (the "Directors' Plan") and reserved 800,000 shares of common stock for issuance thereunder. Under the Directors' Plan, options may be granted only to non-employee directors of the Company at an exercise price of 100% of the fair market value of the stock on the date of grant. Options granted under the Directors' Plan become exercisable at a rate of one-fourth of the shares subject to the option at the end of the first year and 1/48 of the shares subject to the option at the end of each calendar month thereafter. The maximum term of a stock option under the Directors' Plan is ten years.

  Employee Stock Purchase Plan

     In July 1993, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") and reserved 2,400,000 shares of common stock for future issuance under the Purchase Plan. Under the Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. For the years ended December 31, 1995, 1996 and 1997 shares issued under the Purchase Plan were 145,145, 226,124 and 343,142, respectively, at prices ranging from $12.22 to $15.51 per share, $5.79 to $12.54 per share and $2.28 to $2.34 per share, respectively.

  Stock-Based Compensation Plans

     The Company accounts for the above plans under Accounting Principles Board Opinion ("APB") No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and net income (loss) per share would have been adjusted to the following pro forma amounts (in thousands, except per share amounts):

                                                 YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                               1995        1996        1997
                                              -------    --------    --------
Net income (loss):
  As reported...............................  $22,297    $ (5,705)   $(33,755)
  Pro forma.................................   16,548     (11,135)    (42,453)
Net income (loss) per share:
  As reported...............................  $  0.52    $  (0.13)   $  (0.78)
  Pro forma -- Basic........................     0.39       (0.26)      (0.98)
  Pro forma -- Diluted......................     0.41       (0.26)      (0.98)

                                NETMANAGE, INC.

     Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma effect of compensation cost may not be representative of that to be expected in future years.

     Option activity, including the Acquired Options, under the Company's stock option plans was as follows:

                                                                          OUTSTANDING OPTIONS
                                                            -----------------------------------------------
                                                                                           WEIGHTED AVERAGE
                                        OPTIONS AVAILABLE     SHARES     PRICE PER SHARE    EXERCISE PRICE
                                        -----------------   ----------   ---------------   ----------------
Balance at December 31, 1994..........      3,086,933        3,741,697   $0.08 - $13.00         $ 6.74
  Authorized..........................      1,000,000               --
  Granted.............................     (2,288,420)       2,288,420    0.76 -  21.25          10.52
  Exercised...........................             --         (689,561)   0.08 -  13.00           3.87
  Terminated..........................        749,495         (749,495)   0.08 -  20.63           8.11
                                           ----------       ----------
Balance at December 31, 1995..........      2,548,008        4,591,061    0.08 -  21.25           8.83
  Authorized..........................      2,000,000               --
  Granted.............................     (1,852,317)       1,852,317    2.03 -  16.63           9.71
  Exercised...........................             --         (631,142)   0.08 -  13.00           4.42
  Terminated..........................      1,541,456       (1,541,456)   0.08 -  21.25          10.32
                                           ----------       ----------
Balance at December 31, 1996..........      4,237,147        4,270,780    0.08 -  21.25           9.99
  Granted.............................     (7,856,064)       7,856,064    2.63 -   6.00           4.28
  Exercised...........................             --         (272,035)   0.08 -   4.00           1.62
  Terminated..........................      8,157,703       (8,157,703)   0.08 -  21.25           7.50
                                           ----------       ----------
Balance at December 31, 1997..........      4,538,786        3,697,106    0.08 -   6.00           3.04
                                           ==========       ==========

     The following table summarizes the Company's outstanding options as of December 31, 1997:

                       OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
------------------------------------------------------------------   ----------------------------
                               WEIGHTED AVERAGE                                       WEIGHTED
   RANGE OF        NUMBER       REMAINING LIFE    WEIGHTED AVERAGE     NUMBER         AVERAGE
EXERCISE PRICE   OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
--------------   -----------   ----------------   ----------------   -----------   --------------
$0.08 - $2.94       993,786          8.42              $2.37            266,028        $1.24
    $3.06         2,463,955          8.59              $3.06            598,977        $3.06
$3.44 - $6.00       239,365          7.76              $5.51            166,747        $6.00
                  ---------                                           ---------
    Total         3,697,106          8.49              $3.04          1,031,752        $3.07
                  =========                                           =========

     The weighted average fair values of options granted during 1995, 1996 and 1997 were $14.08, $6.20 and $3.55 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing with the following weighted average assumptions used for grants in 1995, 1996 and 1997:

                                1995                1996                1997
                          ----------------    ----------------    ----------------
Volatility..............       77.89%              77.89%             183.16%
Risk-free interest
  rate..................   4.94% - 6.65%       4.94% - 6.68%       4.93% - 5.79%
Dividend yield..........       0.00%               0.00%               0.00%
Expected term...........    3 - 7 months        3 - 7 months        3 - 7 months
                          beyond vest date    beyond vest date    beyond vest date

                                NETMANAGE, INC.

7. INCOME TAXES:

     The provision (benefit) for income taxes is based upon income (loss) before income taxes as follows (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1995       1996        1997
                                               --------    -------    --------
  Domestic...................................  $ 22,803    $(5,502)   $(25,573)
  Foreign....................................    10,981     (3,531)     (8,642)
                                               --------    -------    --------
                                               $ 33,784    $(9,033)   $(34,215)
                                               ========    =======    ========

     The components of the provision (benefit) for income taxes are as follows (in thousands):

                                                   YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                  1995       1996       1997
                                                 -------    -------    -------
Current --
  Federal......................................  $ 8,575    $ 2,008    $(3,134)
  State........................................    2,398        536          1
  Foreign......................................      367        830        235
                                                 -------    -------    -------
          Total current........................   11,340      3,374     (2,898)
                                                 -------    -------    -------
Deferred --
  Federal......................................      423     (4,816)     2,231
  State........................................     (276)    (1,886)       207
                                                 -------    -------    -------
          Total deferred.......................      147     (6,702)     2,438
                                                 -------    -------    -------
Provision (benefit) for income taxes...........  $11,487    $(3,328)   $  (460)
                                                 =======    =======    =======

     The provision (benefit) for income taxes differs from the amounts which would result by applying the applicable statutory Federal income tax rate to income before taxes, as follows (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1995       1996        1997
                                                      --------    -------    --------
Provision (benefit) at Federal statutory rate.......  $ 11,824    $(3,162)   $(11,975)
State income taxes, net of Federal tax benefit......     2,042       (546)     (2,068)
Nontaxable interest income..........................    (1,219)    (1,016)       (982)
Foreign losses benefited at a lower tax rate........        --         --       2,140
Nondeductible write-off of in-process research and
  development.......................................        --      1,803       8,464
Change in valuation allowance.......................        --         --       3,292
Acquisition costs...................................       701        161          --
Tax credits.........................................      (868)      (889)         --
Tax savings from foreign operations.................    (2,095)    (1,429)         --
Nondeductible expenses..............................       150        240          94
Foreign taxes.......................................        --        830         235
Other...............................................       952        680         340
                                                      --------    -------    --------
  Provision (benefit) for income taxes..............  $ 11,487    $(3,328)   $   (460)
                                                      ========    =======    ========
  Effective tax rate................................        34%        37%          1%
                                                      ========    =======    ========

                                NETMANAGE, INC.

     The components of the net deferred income tax asset are as follows (in thousands):

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1996       1997
                                                                -------    -------
Deferred revenue recognized currently for tax purposes......    $   817    $ 1,079
Reserves and accruals not currently deductible for tax
  purposes..................................................      2,565      2,499
Net operating loss carryforwards............................         28      1,179
Tax credit carryforwards....................................        139        185
State taxes, not currently deductible for federal tax
  purposes..................................................        112         35
Write-off of in-process research and development, not
  currently deductible for tax purposes.....................      6,056      5,819
Depreciation and amortization...............................        651       (291)
Deemed dividend due to excess foreign passive assets........       (171)        --
Other temporary differences.................................         33        579
                                                                -------    -------
          Total deferred tax asset..........................     10,230     11,084
Less: Valuation allowance...................................         --     (3,292)
                                                                -------    -------
Net deferred tax asset......................................    $10,230    $ 7,792
                                                                =======    =======

     Realization of the net deferred tax asset of $7,792,000 is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if actual future taxable income differs from estimated amounts.

     The Company's subsidiary in Haifa, Israel has a ten-year tax holiday, which commenced January 1, 1995. During the first two years of the tax holiday, the subsidiary was exempt from taxation on income generated during that period. During the remaining eight years, income generated by the subsidiary will be taxed at a reduced income tax rate of 10%. The Haifa tax holiday increased consolidated net income by approximately $593,000 ($0.01 per share) for the year ended December 31, 1995 and decreased the consolidated net loss by approximately $1,429,000 ($0.03 per share) for the year ended December 31, 1996. There was no impact on the net loss for the year ended December 31, 1997.

                                NETMANAGE, INC.

 8. OPERATIONS BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS:

     Operating primarily in one industry segment, the Company's products are marketed and sold in the United States and internationally by the Company's direct sales force and authorized channel partners.

     The following table presents a summary of operations by geographic area (in thousands):

                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
Revenues:
  Domestic operations......................  $ 99,262    $ 74,996    $ 48,155
  European operations......................    14,395      16,377      10,574
  Asian operations.........................    11,789      13,223       2,795
                                             --------    --------    --------
     Consolidated..........................  $125,446    $104,596    $ 61,524
                                             ========    ========    ========
Income (loss) from operations:
  Domestic operations......................  $ 26,128    $(10,780)   $(29,877)
  European operations......................    (6,339)     (3,396)    (12,380)
  Asian operations.........................     9,807         523         133
                                             --------    --------    --------
     Consolidated..........................  $ 29,596    $(13,653)   $(42,074)
                                             ========    ========    ========
Identifiable assets:
  Domestic operations......................  $145,526    $147,581    $121,582
  European operations......................    31,503      23,299      27,690
  Asian operations.........................    14,138       2,204       1,433
  Eliminations.............................   (36,696)    (20,555)    (31,112)
                                             --------    --------    --------
     Consolidated..........................  $154,471    $152,529    $119,593
                                             ========    ========    ========

     Domestic revenues include export revenues of approximately $5,994,000, $3,207,000 and $750,000 to Asia for the years ended December 31, 1995, 1996 and 1997, respectively, and $4,585,000, $2,090,000 and $2,447,000 to the rest of the world for the years ended December 31, 1995, 1996 and 1997, respectively.

     There were no customers that accounted for more than 10% of net revenues for the years ended December 31, 1995, 1996 or 1997.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

     We have audited in accordance with generally accepted auditing standards, the financial statements of NetManage, Inc. included in this registration statement and have issued our report thereon dated January 26, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Jose, California
January 26, 1998

                                                                     SCHEDULE II

                                NETMANAGE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                      CHARGED TO
                                                        BALANCE AT    REVENUES,    DEDUCTIONS   BALANCE AT
                                                       BEGINNING OF    COSTS OR       AND         END OF
                                                          PERIOD       EXPENSES    WRITE-OFFS     PERIOD
                                                       ------------   ----------   ----------   ----------
Year ended December 31, 1995:
  Allowance for doubtful accounts and sales               $2,281        $1,842      $(1,607)      $2,516
     returns.........................................
Year ended December 31, 1996:
  Allowance for doubtful accounts and sales                2,516           886       (1,390)       2,012
     returns.........................................
Year ended December 31, 1997:
  Allowance for doubtful accounts and sales                2,012           268         (905)       1,375
     returns.........................................

                                NETMANAGE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1997            1998
                                                              ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $ 12,706        $ 15,091
  Short-term investments....................................      36,845          40,690
  Accounts receivable, net..................................      13,408          12,923
  Prepaid expenses and other current assets.................      15,726          13,802
                                                                --------        --------
          Total current assets..............................      78,685          82,506
                                                                --------        --------
PROPERTY AND EQUIPMENT, at cost:
  Computer software and equipment...........................      13,010          13,137
  Furniture and fixtures....................................       5,512           5,495
  Leasehold improvements....................................       1,308           1,302
                                                                --------        --------
                                                                  19,830          19,934
  Less -- Accumulated depreciation..........................     (10,999)        (12,037)
                                                                --------        --------
          Net property and equipment........................       8,831           7,897
                                                                --------        --------
LONG-TERM INVESTMENTS.......................................      19,734          15,365
GOODWILL AND OTHER INTANGIBLES, net.........................       3,293           2,786
OTHER ASSETS................................................       9,050           9,395
                                                                --------        --------
                                                                $119,593        $117,949
                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................    $  1,674        $  2,097
  Accrued liabilities.......................................       5,185           3,270
  Accrued payroll and payroll-related expenses..............       4,804           3,573
  Deferred revenue..........................................       9,118           8,926
  Income taxes payable......................................       2,362           2,515
                                                                --------        --------
          Total current liabilities.........................      23,143          20,381
                                                                --------        --------
LONG-TERM LIABILITIES.......................................         363             454
                                                                --------        --------
STOCKHOLDERS' EQUITY:
  Common stock..............................................         438             440
  Additional paid-in capital................................      91,564          92,054
  Retained earnings.........................................       5,996           6,526
  Accumulated translation adjustment........................      (1,911)         (1,906)
                                                                --------        --------
          Total stockholders' equity........................      96,087          97,114
                                                                --------        --------
                                                                $119,593        $117,949
                                                                ========        ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                NETMANAGE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1997         1998
                                                              ---------    ---------
NET REVENUES:
  License fees..............................................   $12,280      $13,955
  Services..................................................     4,099        3,358
                                                               -------      -------
          Total net revenues................................    16,379       17,313
COST OF REVENUES............................................     1,125          991
                                                               -------      -------
GROSS MARGIN................................................    15,254       16,322
                                                               -------      -------
OPERATING EXPENSES:
  Research and development..................................     6,090        4,530
  Sales and marketing.......................................    10,299        9,179
  General and administrative................................     2,390        2,667
  Amortization of goodwill..................................       260          487
                                                               -------      -------
          Total operating expenses..........................    19,039       16,863
                                                               -------      -------
LOSS FROM OPERATIONS........................................    (3,785)        (541)
INTEREST INCOME AND OTHER, NET..............................     1,255          822
EQUITY IN INCOME (LOSSES) OF UNCONSOLIDATED AFFILIATE.......      (209)         449
                                                               -------      -------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES.............    (2,739)         730
PROVISION FOR INCOME TAXES..................................        --          199
                                                               -------      -------
NET INCOME (LOSS)...........................................   $(2,739)     $   531
                                                               =======      =======
NET INCOME (LOSS) PER SHARE
  Basic.....................................................   $ (0.06)     $  0.01
  Diluted...................................................   $ (0.06)     $  0.01
WEIGHTED AVERAGE COMMON SHARES AND EQUIVALENTS
  Basic.....................................................    43,182       43,728
  Diluted...................................................    43,182       43,903

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                NETMANAGE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1997         1998
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (2,739)     $   531
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................     2,779        1,741
     Provision for doubtful accounts and returns............        --           68
     Equity in (income) losses of unconsolidated
      affiliate.............................................       209         (449)
     Changes in assets and liabilities:
       Accounts receivable..................................     3,823          417
       Prepaid expenses and other assets....................     3,455        1,997
       Accounts payable.....................................      (942)         423
       Accrued liabilities, payroll and payroll-related
        expenses............................................      (743)      (3,059)
       Deferred revenue.....................................    (2,136)        (188)
       Income taxes payable.................................      (169)         153
                                                              --------      -------
          Net cash provided by operating activities.........     3,537        1,634
                                                              --------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.......................    (4,100)      (5,746)
  Proceeds from maturity of short-term investments..........    13,592        1,900
  Purchases of long-term investments........................   (12,781)      (2,134)
  Proceeds from maturity of long-term investments...........     2,417        6,451
  Purchases of property and equipment.......................       (68)        (287)
  Purchases of technology and other intangible assets.......      (530)         (90)
                                                              --------      -------
          Net cash provided by (used in) investing
            activities......................................    (1,470)          94
                                                              --------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net...............       105          492
                                                              --------      -------
          Net cash provided by financing activities.........       105          492
                                                              --------      -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................      (526)         165
                                                              --------      -------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     1,646        2,385
CASH AND CASH EQUIVALENTS, beginning of period..............    19,483       12,706
                                                              --------      -------
CASH AND CASH EQUIVALENTS, end of period....................  $ 21,129      $15,091
                                                              ========      =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                NETMANAGE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 1. INTERIM FINANCIAL DATA

     The interim condensed consolidated financial statements for the three-month periods ended March 31, 1997 and 1998 for NetManage, Inc. (the "Company") have been prepared on the same basis as the year end consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles. While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with the audited consolidated financial statements and notes related thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. The Company believes the results of operations for the interim periods are subject to fluctuation and may not be an indicator of future financial performance.

 2. CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company's investment in an unconsolidated affiliate, NetVision, Ltd., is accounted for by the equity method.

 3. NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share data has been computed using the weighted average number of shares of common stock outstanding during the periods. Diluted net income per share data has been computed using the weighted average number of shares of common stock and potential common shares. Potential common shares include dilutive shares issuable upon the exercise of outstanding common stock options computed using the treasury stock method. Potentially dilutive securities of 3,710,170 and 2,828,873 were not included in the computation of diluted earnings per common share because to do so would have been antidilutive for the three months ended March 31, 1997 and 1998, respectively. For the three months ended March 31, 1997, the number of shares used in the computation of diluted earnings per share was the same as those used for the computation of basic earnings per share as all potential common shares were antidilutive. For the three months ended March 31, 1998, a reconciliation of the shares used in the computation of basic and diluted earnings per share is as follows:

                                                        NUMBER OF     PER SHARE
                                                          SHARES       AMOUNT
                                                        ----------    ---------
Basic earnings per share..............................  43,728,143      $.01
Common stock options..................................     175,244       .00
                                                        ----------      ----
Diluted earnings per share............................  43,903,387      $.01
                                                        ==========      ====

 4. REVENUE RECOGNITION

     During the quarter ended March 31, 1998, the Company adopted Statement of Position (SOP) 97-2 "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The adoption of SOP 97-2 did not have a material impact on the consolidated financial statements for the three months ended March 31, 1998.

 5. COMPREHENSIVE INCOME (LOSS)

     During the quarter ended March 31, 1998, the Company adopted SFAS No. 130 "Comprehensive Income" which was issued by the FASB in 1997. SFAS No. 130 requires companies to report a new, additional measure of income on the income statement or to create a new financial statement that has the new

                                NETMANAGE, INC.

                                  (UNAUDITED)

measure of income on it. "Comprehensive Income" includes foreign currency translation gains and losses and other unrealized gains and losses that have previously been excluded from net income and reflected instead in equity. The following table summarizes comprehensive income (loss) for the three-month periods ended March 31, 1997 and 1998.

                                                              1997      1998
                                                             -------    ----
Net income (loss)..........................................  $(2,739)   $531
Foreign currency translation adjustments, (net of tax
  benefit of $0 in 1997 and 1998)..........................     (526)     (5)
                                                             -------    ----
Comprehensive income (loss)................................  $(3,265)   $526
                                                             =======    ====

 6. COMMITMENTS AND CONTINGENCIES

     On January 9, 1997, a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. 07763295, was filed in the Superior Court of California, Santa Clara County, against the Company and certain of its directors and current and former officers. On January 10, 1997, the same plaintiffs filed a securities class action complaint, Head, et al. v. NetManage, Inc., et al., No. C-97-20061-JW, in the United States District Court for the Northern District of California, against the same defendants. Both complaints allege that, between July 25, 1995 and January 11, 1996, the defendants made false or misleading statements of material fact about the Company's prospects and failed to follow generally accepted accounting principles. The state court complaint asserts claims under California state law; the federal court complaint asserts claims under the federal securities laws. In addition, on September 10, 1997, the Company and several of its officers and directors were named in a securities class action complaint filed in the Northern District of California, Beasley v. NetManage, Inc., et al., C-97-3329 FMS, (N.D. Cal.). This complaint is substantially similar to the previously-filed case of Head et al. v. NetManage, Inc. et al., discussed above, and contains similar allegations, names the same defendants, and purports to represent purchasers of NetManage stock during the same class period as in the previously-filed complaint. The complaints seek an unspecified amount of damages. On February 24, 1998, the federal court granted the defendants' motion to dismiss the federal class action complaint in Head, et al. v. NetManage, Inc., et al. The plaintiffs are expected to file an amended complaint. The Company believes there is no merit to these cases and intends to defend both cases vigorously. There can be no assurance that the Company will be able to prevail in the lawsuits, or that the pendency of the lawsuits will not adversely affect the Company's operations. As the outcome of this matter cannot be reasonably determined, the Company has not accrued for any potential loss contingencies.

     On March 21, 1997, a securities class action complaint, Interactive Data Systems, Inc., et al. v. NetManage, Inc., et al., No. CV764945, was filed in the Superior Court of California, Santa Clara County, against the Company and certain of its directors and officers. On June 19, 1997, one of the plaintiffs in that action filed a securities class action complaint, Molinari v. NetManage, Inc., et al., No. C-97-20544-JW-PVT, in the United States District Court for the Northern District of California against the same defendants. Both complaints allege that, between April 18, 1996 and July 18, 1996, the defendants made false or misleading statements of material fact about the Company's prospects. The state court complaint asserts claims under California state law; the federal complaint asserts claims under the federal securities laws. Both complaints seek an unspecified amount of damages. On February 26, 1998, the state court entered judgement in favor of the Company in the state case. The plaintiffs have filed a notice of appeal from this judgement and are expected to file an amended complaint as to the individual defendants. The Company believes there is no merit to either case and intends to defend both cases vigorously. There can be no assurance that the Company will be able to prevail in the lawsuits, or that the pendency of the lawsuits will not adversely affect the Company's operations. As the outcome of this matter cannot be reasonably determined, the Company has not accrued for any potential loss contingencies.

                                NETMANAGE, INC.

                                  (UNAUDITED)

     On October 10, 1997, a verified derivative complaint was filed in the United States District Court for the Northern District of California against nine present and former officers and directors of the Company alleging that these persons violated various duties to the Company. Sucher v. Alon et al., No. C-97-20897 JW (EAI) (N.D. Cal.). The derivative complaint also names the Company as a nominal defendant. The derivative complaint is predicated on the factual allegations contained in the class action complaints discussed above. No demand was previously made to the Company's Board of Directors concerning the allegations of the derivative complaint, which seeks an unspecified amount of damages.

     On November 26, 1997, a complaint was filed against the Company in the Superior Court of California, San Diego County, Shaw et al. v. NetManage, Inc., No. 716081. The plaintiffs, who held a significant ownership interest in AGE before it was acquired by NetManage, bring causes of action alleging fraud, negligent misrepresentations, negligence and breach of contract with respect to the Company's acquisition of AGE. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot be reasonably determined, the Company has not accrued for any loss contingencies.

     The Company may be contingently liable with respect to certain asserted and unasserted claims that arise during the normal course of business. In the opinion of management, the outcome of all other such matters presently known to management will not have a material adverse effect on the Company's business, financial position or results of operations.

7. SUBSEQUENT EVENT

     On June 15, 1998, the Company entered into an Agreement and Plan of Reorganization with FTP Software, Inc. ("FTP") whereby a subsidiary of the Company will be merged into FTP, and each outstanding share of the common stock of FTP will be converted into 0.72767 of a share of the Company's common stock, subject to adjustment. Outstanding FTP stock options will be converted into options to purchase shares of the Company's common stock at the same conversion rate, with appropriate changes to the exercise price. This merger, which is intended to be accounted for as a pooling of interests, is conditioned on, among other things, approval of the merger by FTP's stockholders and approval by the Company's stockholders of the issuance of the shares of the Company's common stock in the merger.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FTP Software, Inc.:

     We have audited the accompanying consolidated balance sheets of FTP Software, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTP Software, Inc. as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
January 27, 1998

                               FTP SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $ 22,036    $ 37,569
  Short-term investments....................................    29,026      14,234
  Accounts receivable, net of allowance for doubtful
     accounts of $1,300 and $1,100 for 1996 and 1997,
     respectively...........................................    16,586       8,282
  Prepaid expenses and other current assets.................     4,430       2,580
  Refundable income taxes...................................     3,826       3,165
  Deferred income taxes.....................................     1,244          --
  Net assets of discontinued operations.....................     5,263          --
                                                              --------    --------
     Total current assets...................................    82,411      65,830
Property and equipment, net.................................    20,734       8,301
Purchased software, net.....................................     6,962       2,621
Investments.................................................    47,971      19,767
Other assets................................................       830         956
                                                              --------    --------
          Total assets......................................  $158,908    $ 97,475
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 12,700    $ 10,976
  Income taxes payable......................................       873       1,613
  Accrued employee compensation and benefits................     4,000       3,652
  Deferred revenue..........................................    10,058       5,715
                                                              --------    --------
     Total current liabilities..............................    27,631      21,956
                                                              --------    --------
Commitments and contingencies (Note J)
Stockholders' equity:
  Preferred stock, $0.01 par value; authorized 5,000,000
     shares; none issued and outstanding....................        --          --
  Common stock, $0.01 par value; authorized 100,000,000
     shares; issued and outstanding 33,646,203 and
     33,973,140 shares in 1996 and 1997, respectively.......       336         339
  Additional paid-in capital................................   136,151     136,792
  Accumulated deficit.......................................    (5,447)    (62,046)
  Equity adjustments........................................       237         434
                                                              --------    --------
     Total stockholders' equity.............................   131,277      75,519
                                                              --------    --------
          Total liabilities and stockholders' equity........  $158,908    $ 97,475
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Revenue:
  Product revenue..........................................  $115,715    $ 84,579    $ 50,639
  Service revenue..........................................    13,100      16,512      17,095
                                                             --------    --------    --------
          Total revenue....................................   128,815     101,091      67,734
                                                             --------    --------    --------
Cost of revenue:
  Product cost.............................................     6,725       6,995      11,624
  Service cost.............................................     9,127       9,801       9,505
                                                             --------    --------    --------
          Total cost of revenue............................    15,852      16,796      21,129
                                                             --------    --------    --------
Gross margin...............................................   112,963      84,295      46,605
                                                             --------    --------    --------
Operating expenses:
  Sales and marketing......................................    36,593      46,896      45,196
  Product development......................................    22,298      64,652      27,044
  General and administrative...............................    12,699      19,782      16,289
  Restructuring charges....................................        --          --      18,330
                                                             --------    --------    --------
          Total operating expenses.........................    71,590     131,330     106,859
                                                             --------    --------    --------

Operating income (loss)....................................    41,373     (47,035)    (60,254)

Investment income..........................................     6,156       4,284       3,646
                                                             --------    --------    --------
Income (loss) from continuing operations before income
  taxes....................................................    47,529     (42,751)    (56,608)

Provision for income taxes.................................    17,587       1,027       1,208
                                                             --------    --------    --------
Income (loss) from continuing operations...................    29,942     (43,778)    (57,816)

Discontinued operations, net of income tax benefits:
  Operating loss...........................................    (5,308)    (29,039)         --
  Gain on (provision for) disposition......................        --      (4,760)      1,217
                                                             --------    --------    --------
Net income (loss)..........................................  $ 24,634    $(77,577)   $(56,599)
                                                             ========    ========    ========
Basic income (loss) per share:
  Continuing operations....................................  $   1.19    $  (1.46)   $  (1.71)
  Discontinued operations..................................     (0.21)      (1.13)       0.04
                                                             --------    --------    --------
                                                             $    .98    $  (2.59)   $  (1.67)
                                                             ========    ========    ========
Weighted average number of basic common and common
  equivalent shares outstanding............................    25,158      29,896      33,842

Diluted income (loss) per share:
  Continuing operations....................................  $   1.06    $  (1.46)   $  (1.71)
  Discontinued operations..................................     (0.19)      (1.13)       0.04
                                                             --------    --------    --------
                                                             $   0.87    $  (2.59)   $  (1.67)
                                                             ========    ========    ========
Weighted average number of diluted common and common
  equivalent shares outstanding............................    28,245      29,896      33,842
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                   NET
                                                                     RETAINED       FOREIGN     UNREALIZED
                                   COMMON STOCK       ADDITIONAL     EARNINGS      EXCHANGE     INVESTMENT       TOTAL
                                -------------------    PAID-IN     (ACCUMULATED   TRANSLATION     GAINS      STOCKHOLDERS'
                                  SHARES     AMOUNT    CAPITAL       DEFICIT)     ADJUSTMENTS    (LOSSES)       EQUITY
                                ----------   ------   ----------   ------------   -----------   ----------   -------------
Balance at January 1, 1995....  23,344,122    $233     $ 64,955      $ 47,496        $  --        $  --        $112,684
Issuance of common stock......   3,162,607      32        8,852            --           --           --           8,884
Tax benefit of stock option
  activity....................          --      --       18,800            --           --           --          18,800
Net income....................          --      --           --        24,634           --           --          24,634
Foreign exchange translation
  adjustments.................          --      --           --            --           14           --              14
Net unrealized investment
  losses......................          --      --           --            --           --         (208)           (208)
                                ----------    ----     --------      --------        -----        -----        --------
Balance at December 31,
  1995........................  26,506,729    $265     $ 92,607      $ 72,130        $  14        $(208)       $164,808
Issuance of common stock......   7,139,474      71       43,544            --           --           --          43,615
Net loss......................          --      --           --       (77,577)          --           --         (77,577)
Foreign exchange translation
  adjustments.................          --      --           --            --         (425)          --            (425)
Net unrealized investment
  gains.......................          --      --           --            --           --          856             856
                                ----------    ----     --------      --------        -----        -----        --------
Balance at December 31,
  1996........................  33,646,203    $336     $136,151      $ (5,447)       $(411)       $ 648        $131,277
Issuance of common stock......     326,937       3          641            --           --           --             644
Net loss......................          --      --           --       (56,599)          --           --         (56,599)
Foreign exchange translation
  adjustments.................          --      --           --            --          814           --             814
Net unrealized investment
  losses......................          --      --           --            --           --         (617)           (617)
                                ----------    ----     --------      --------        -----        -----        --------
Balance at December 31,
  1997........................  33,973,140    $339     $136,792      $(62,046)       $ 403        $  31        $ 75,519
                                ==========    ====     ========      ========        =====        =====        ========

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995        1996        1997
                                                              --------    --------    --------
Cash flows from operating activities:
  Income (loss) from continuing operations..................  $ 29,942    $(43,778)   $(57,816)
  Adjustments to reconcile income (loss) from continuing
     operations to net cash provided by (used for) operating
     activities:
     Depreciation and amortization..........................     6,137       9,260      12,064
     Loss on disposition of property and equipment..........       255         422         693
     Noncash write-offs in restructuring charges............        --          --       7,772
     Provision for doubtful accounts........................       600        (300)        200
     Purchase of in-process technology......................        --      37,852          --
     Amortization of discounts and premiums on
      investments...........................................    (1,407)         29          66
     Deferred income taxes..................................    (1,324)      1,221       1,244
     Tax benefit of stock option activity...................    18,800          --          --
     Changes in operating assets and liabilities, net of
      effects from acquisition of business:
       Accounts receivable..................................   (14,741)     17,184       8,105
       Prepaid expenses and other current assets............    (2,405)        895       1,850
       Refundable income taxes..............................    (7,775)      1,521         661
       Other assets.........................................        --        (376)       (126)
       Accounts payable and accrued expenses................     4,688         (84)     (1,728)
       Income taxes payable.................................    (2,044)        873         740
       Accrued employee compensation and benefits...........       568      (1,989)       (348)
       Deferred revenue.....................................     3,837         740      (4,343)
                                                              --------    --------    --------
          Net cash provided by (used for) continuing
            operations......................................    35,131      23,470     (30,966)
          Net cash provided by (used for) discontinued
            operations......................................    (1,834)     (4,920)      6,382
                                                              --------    --------    --------
            Net cash provided by (used for) operating
               activities...................................    33,297      18,550     (24,584)
                                                              --------    --------    --------
Cash flows from investing activities:
  Capital expenditures......................................   (11,905)     (9,072)     (3,530)
  Maturities (purchase) of investments......................    (7,454)     18,900      42,930
  Acquisition of business, net of cash acquired.............        --      (3,776)         --
  Other investing activities, net...........................        15         (97)         --
                                                              --------    --------    --------
       Net cash provided by (used for) continuing
        operations..........................................   (19,344)      5,955      39,400
       Net cash used for discontinued operations............    (2,365)    (32,809)         --
                                                              --------    --------    --------
            Net cash provided by (used for) investing
               activities...................................   (21,709)    (26,854)     39,400
                                                              --------    --------    --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................     8,884       1,536         644
  Principal payments on long-term obligations...............    (1,142)     (1,589)         --
                                                              --------    --------    --------
            Net cash provided by (used for) financing
               activities...................................     7,742         (53)        644
                                                              --------    --------    --------
Effect of exchange rate changes on cash.....................        11         156          73
                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents........    19,341      (8,201)     15,533
Cash and cash equivalents, beginning of year................    10,896      30,237      22,036
                                                              --------    --------    --------
Cash and cash equivalents, end of year......................  $ 30,237    $ 22,036    $ 37,569
                                                              ========    ========    ========
Supplemental disclosure of cash flow information:
  Income taxes paid.........................................  $  1,952    $     --    $    527
                                                              ========    ========    ========
  Noncash financing activities:
     Acquisition of business for stock......................  $     --    $ 42,079    $     --
     Financed purchased software............................  $  1,000    $     --    $     --
                                                              ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS:

     FTP Software, Inc. (the "Company") is engaged in the design, development, marketing and support of connectivity software applications that enable users to connect to information across TCP/IP networks, including data residing on mainframes, minicomputers and servers. These applications include terminal emulation, NFS file sharing and printing, file transfer and legacy host access.

B. SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Revenue Recognition

     Revenue is generally recognized from the license of software upon shipment when collection of the resulting receivable is deemed probable. At the time the Company recognizes revenue from licensed software products, no significant vendor or post-contract support obligations remain. Service revenue includes revenue from support, training and consulting. Payments received in advance for support contracts are initially recorded as deferred revenue and are recognized ratably over the term of the contract, typically one year. Revenue from training and consulting is recognized as the services are performed.

  Cash Equivalents

     Cash equivalents consist of money market funds, commercial paper and government obligations with original maturities of three months or less and are carried at amortized cost, which approximates market value. The Company places its temporary cash investments in money market investments with high credit quality financial institutions.

  Investments

     The Company has established guidelines for credit ratings, diversification and maturities for its investment portfolio that are intended to maintain safety and liquidity. The Company's investments are widely diversified, consisting primarily of investment grade debt securities classified as available-for-sale. Accordingly, investments are reported at market value with unrealized holding gains and losses reflected net as a separate component of stockholders' equity until realized. The cost of short-term investments and long-term investments is determined on the specific identification method and the market value is based on quoted market prices.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the lease. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or other disposition of assets, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in net income (loss).

  Purchased Software

     Purchased software includes acquired technology being amortized, using the straight-line method, over the assets' estimated remaining useful lives. The Company evaluates the possible impairment of such long-

                               FTP SOFTWARE, INC.

lived assets whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

  Foreign Currency Translation

     The functional currency of the Company's foreign subsidiaries is the local currency. Accordingly, assets and liabilities of these operations are translated at exchange rates in effect at year-end. Income and expense items are translated at average rates of exchange for the period. Resulting translation adjustments are accumulated in a separate component of stockholders' equity. Gains and losses from foreign currency transactions, which are not material, are included in net income (loss).

  Product Development Costs

     Costs related to research, design and development of computer software are charged to product development expense as incurred. The Company capitalizes eligible software costs incurred after technological feasibility of the product has been established, which is generally demonstrated by the initial beta release. The capitalizable costs of internally developed software to date have not been material. Purchased software of approximately $2.0 million, $5.6 million and $0.8 million was acquired in 1995, 1996 and 1997, respectively. These assets are being amortized over a one- to four-year period based on the expected useful lives of the products. Related amortization charges, reflected in cost of revenue, were approximately $2.2 million, $2.7 million and $5.2 million in 1995, 1996 and 1997, respectively. Accumulated amortization related to these assets amounted to $4,890 and $9,996 in 1996 and 1997, respectively.

  Income Taxes

     Deferred income tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that are expected to result in taxable or deductible amounts in future years. The Company periodically evaluates the realizability of its deferred tax assets. A valuation allowance against net deferred tax assets is established if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Net Income (Loss) Per Share

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," for the year ended December 31, 1997. This statement requires the presentation of basic and diluted net income per share. Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. The Company has restated all prior period per share amounts presented as required by SFAS No. 128. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options. During periods that the Company has recorded a net loss, dilutive common shares are not included in the computation as the effect would be anti-dilutive.

  Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from

                               FTP SOFTWARE, INC.

expectations include, but are not limited to, competition, competitive pricing pressures, technological and other market changes, the effects of the Company's 1997 restructurings, dependence on new products, distribution risks and changes in personnel.

     The Company sells its products outside the United States primarily through a network of resellers in North and South America, Europe, the Middle East, Canada, Russia and Asia Pacific. In the United States, the Company distributes its products through multiple channels, including direct sales, value-added resellers, systems integrators, OEMs and distributors. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit risk as determined by management. The Company generally requires no collateral. Accounts receivable are from customers that are geographically and industry dispersed. No one customer accounted for more than 10% of consolidated revenue for any period presented.

  Accounting for Stock-Based Compensation

     The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," during 1996. This Statement defines a fair value based method of accounting for stock-based employee compensation and requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments or provide pro forma disclosure of net income (loss) and net income (loss) per share in the notes to the financial statements as if such expense had been recognized. The Company has elected to continue measuring compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and has disclosed pro forma net loss and net loss per share for 1996 and 1997 as if the fair value based method of accounting had been applied. As such, adoption of this Statement had no effect on the Company's results of operations for 1996 and 1997.

  New Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt the provisions of SFAS No. 130 for its fiscal year ending December 31, 1998; however, management has not yet evaluated the effects of this change on its reporting of comprehensive income. SFAS No. 131 changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. The Company intends to adopt SFAS No. 131 for its fiscal year ending December 31, 1998. Management does not expect such adoption to have any material impact on the way it reports information.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition." The Company will adopt SOP 97-2 for its fiscal year ending December 31, 1998 and does not expect such adoption to have any material impact on its revenue recognition policies.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

                               FTP SOFTWARE, INC.

C. RESTRUCTURE CHARGES:

     In July 1997, the Company reorganized its operations into business units and effected a worldwide workforce reduction in order to lower the Company's overall cost structure and create greater focus on specific strategic business opportunities. This restructuring resulted in a charge of approximately $17.1 million ($0.50 per share) in the third quarter of 1997. This charge included severance related payments, excess facilities costs, the write-off of fixed assets and other restructuring-related items such as losses related to cancelled contracts; such costs were all substantially completed in 1997.

     In late December 1997, following a review of the financial results of its business units for the second half of 1997, the Company decided to further streamline its operations and to recombine its business units into one worldwide organization. This restructuring resulted in a charge of approximately $1.3 million ($0.04 per share) in the fourth quarter of 1997. This charge included costs similar to those incurred in connection with the third quarter restructuring; management expects these costs to be substantially completed in the first quarter of 1998.

     The following summarizes the 1997 restructuring charges, the related write-offs and cash paid in connection with the restructurings (dollars in thousands):

                                          SEVERANCE     EXCESS        EXCESS
                                          PAYMENTS    FACILITIES   FIXED ASSETS   OTHER    TOTAL
                                          ---------   ----------   ------------   -----   -------
1997 restructuring charges..............   $ 7,391     $ 3,087       $ 6,871      $ 981   $18,330
Noncash write-offs......................        --          --        (7,779)        --    (7,779)
Cash paid...............................    (6,168)     (1,553)           --        (86)   (7,807)
Reclassifications.......................      (457)        176           908       (627)        0
                                           -------     -------       -------      -----   -------
Accrued restructuring charges at
  December 31, 1997.....................   $   766     $ 1,710       $     0      $ 268   $ 2,744
                                           =======     =======       =======      =====   =======

     Amounts related to severance with respect to the July 1997 workforce reduction involved approximately 300 employees, primarily in sales and marketing, product development and general and administrative functions at the Company's domestic and European locations. Amounts related to facilities reflect the cost of the lease of the excess space arising primarily from the consolidation of the Company's Massachusetts headquarters and manufacturing facilities into the Company's North Andover, Massachusetts development offices.

     Amounts related to severance with respect to the December 1997 workforce reduction involved approximately 21 employees, primarily in development, at the Company's European locations. Amounts related to facilities reflect the cost of the lease of excess space at the Company's U.K. facility.

D. ACQUISITIONS AND DISCONTINUED OPERATIONS:

     During 1997, the Company completed the disposition of its collaborative lines of business and selected product lines which were identified in 1996 as not specifically related to the Company's continuing network connectivity business. The accompanying consolidated financial statements have been restated to report separately in all periods presented the net assets and operating results of the discontinued operations. Prior year operating results and all footnote disclosures have been restated to reflect continuing operations. Net assets of discontinued operations consisted primarily of purchased software and fixed assets less accounts payable and accrued expenses. In 1996, the Company recorded a charge of approximately $4.8 million to write down the related assets to estimated net realizable values.

     In the third quarter of 1997, the Company recorded an additional $2.0 million charge in connection with the termination of a long-term agreement associated with one of the discontinued lines of business. In the

                               FTP SOFTWARE, INC.

fourth quarter of 1997, the Company recorded a gain of approximately $3.2 million upon the completion of the disposition of all related assets.

     Summary operating results for the discontinued operations (which include charges of approximately $1.1 million and $21.8 million in 1995 and 1996, respectively, for certain acquired in-process technology) are as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                        1995            1996
                                                      --------        ---------
Revenue.............................................  $ 7,561         $  9,907
Gross margin........................................    5,569            5,255
Operating loss before income taxes..................   (8,427)         (31,441)
Net loss............................................  $(5,308)        $(33,799)

     During 1995 and 1996, the Company made the following acquisitions: in 1995, the Company acquired substantially all of the assets of Keyword Office Technologies Ltd., a developer of document viewer and conversion software products, for approximately $2.4 million; and in 1996, the Company acquired the following for a net cash purchase price of approximately $28.7 million: the Mariner Internet software product line of Networking Computing Devices, Inc.; substantially all of the assets of HyperDesk Corporation, including its collaborative GroupWorks product; and all of the outstanding stock of Campbell Services, Inc., the developer of OnTime, a scheduling software product. All of these acquisitions were accounted for as purchases, with the majority of the purchase price recorded as in-process technology, and are reflected in discontinued operations.

     In July 1996, the Company acquired Firefox Communications Inc. ("Firefox"), a supplier of server-centric departmental and LAN-based IP solutions and services, for a net purchase price of approximately $61.0 million, through the merger of a wholly-owned subsidiary of the Company into Firefox (the "Firefox Merger"). Pursuant to the Firefox Merger, all of the outstanding shares of the common stock of Firefox were converted into a total of approximately 6.4 million shares of the Company's common stock, $0.01 par value per share ("Common Stock"), valued at approximately $40.6 million and approximately $9.1 million in cash. In addition, outstanding employee stock options to purchase Firefox common stock were converted into options to purchase approximately 336,000 shares of Common Stock, valued at approximately $1.5 million. The Company also incurred acquisition-related costs of approximately $3.7 million and liabilities treated as assumed totaling approximately $6.1 million which are included in the net purchase price. The transaction was accounted for as a purchase. Based upon a valuation of the assets acquired, approximately $2.6 million was allocated to completed technology, which was included in purchased software and was fully amortized as of December 31, 1997; approximately $37.9 million was allocated to in-process technology and charged to product development expense in 1996; and approximately $20.5 million was allocated to the remaining assets of Firefox, primarily short-term investments and accounts receivable. Results of operations include activity from Firefox since the date of the acquisition.

     The unaudited pro forma consolidated results of continuing operations would have been as follows if the Firefox Merger had occurred on January 1, 1995 (in thousands, except per share amounts):

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                       1995            1996
                                                     --------        --------
Revenue............................................  $148,583        $109,396
Net income (loss)..................................    29,787          (9,243)
Basic net income (loss) per share..................  $   1.18        $  (0.31)
Diluted net income (loss) per share................      1.05           (0.31)

                               FTP SOFTWARE, INC.

     These unaudited pro forma results are presented for informational purposes only and include certain adjustments such as additional amortization expense as a result of purchased software. They do not include the approximately $37.9 million charge to product development expense for acquired in-process technology and do not purport to be indicative of the Company's actual results of operations had the Firefox Merger occurred on January 1, 1995, nor are they indicative of the Company's results of operations for any future period.

     The Company allocates the purchase price of acquired technologies to completed technology and in-process technology based upon their respective fair values. Completed technology that has reached technological feasibility is valued using a risk adjusted cash flow model under which future cash flows are discounted, taking into account risks related to existing and future markets and assessments of the life expectancy of completed technology. In-process technology that has not reached technological feasibility and that has no alternative future use is valued using the same method. Expected future cash flows associated with in-process technology are discounted considering risks and uncertainties related to the viability of and to potential changes in the future target markets and to the completion of the products expected to be ultimately marketed by the Company. Amounts charged to product development expense for in-process technology are either not fully deductible in the same period or are non-deductible for tax purposes.

E. INVESTMENTS:

     Investments consist of the following (in thousands):

                                                    DECEMBER 31, 1996     DECEMBER 31, 1997
                                                   -------------------   -------------------
                                                   MARKET    AMORTIZED   MARKET    AMORTIZED
                                                    VALUE      COST       VALUE      COST
                                                   -------   ---------   -------   ---------
U.S. government obligations......................  $42,127    $42,707    $19,502    $19,453
Corporate obligations............................   18,727     18,822     14,499     14,517
Municipal obligations............................    9,171      9,153         --         --
Equity securities................................    6,972      5,224         --         --
                                                   -------    -------    -------    -------
                                                   $76,997    $75,906    $34,001    $33,970
                                                   =======    =======    =======    =======

     At December 31, 1996 and 1997, gross unrealized investment gains amounted to approximately $1.9 million and $0.1 million, respectively, and gross unrealized investment losses amounted to approximately $0.8 million and $0.1 million, respectively. Proceeds from dispositions of available for sale securities were approximately $3.0 million and $28.1 million in 1996 and 1997, respectively. These dispositions resulted in gross gains of approximately $0.1 million and gross losses of approximately $0.3 million in 1997. Gross gains and gross losses from such dispositions were not significant in 1996.

     The Company's investments, at market value based on quoted market prices, mature as follows (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                    YEARS TO MATURITY                       1996       1997
                    -----------------                      -------    -------
0 - 1....................................................  $29,026    $14,234
1 - 5....................................................   41,258     19,767
5 - 10...................................................      258         --
Over 10..................................................    6,455         --
                                                           -------    -------
                                                           $76,997    $34,001
                                                           =======    =======

     Included in the above table as having 0 - 1 years to maturity are equity securities of approximately $7.0 million at December 31, 1996.

                               FTP SOFTWARE, INC.

F. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Development equipment..................................  $  7,266       4,453
Equipment..............................................    21,164       9,259
Furniture and leasehold improvements...................     8,784       4,756
                                                         --------    --------
                                                           37,214      18,468
Less accumulated depreciation and amortization.........   (16,480)    (10,167)
                                                         --------    --------
                                                         $ 20,734    $  8,301
                                                         ========    ========

G. PROFIT SHARING RETIREMENT PLAN:

     The Company sponsors a profit sharing retirement plan for eligible employees established under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan"), under which participants may defer a portion of their annual compensation on a pre-tax basis. Contributions by the Company to the 401(k) Plan are at the discretion of the Company's Board of Directors (the "Board of Directors") and amounted to approximately $1.0 million, $1.2 million and $1.0 million for the years ended December 31, 1995, 1996 and 1997, respectively.

     While the Company expects to continue the 401(k) Plan indefinitely, it has reserved the right to modify, amend or terminate the plan. In the event of termination, the entire amount contributed under the 401(k) Plan, at the time of termination, must be applied to the payment of benefits to the participants or their beneficiaries.

     The Company does not currently offer post-retirement or post-employment benefits.

H. INCOME TAXES:

     The income from continuing operations before income taxes for the year ended December 31, 1995 for domestic operations was approximately $46.6 million and for foreign operations was approximately $1.0 million. The loss from continuing operations before income taxes for the years ended December 31, 1996 and 1997 for domestic operations was approximately $40.2 million and $55.9 million, respectively, and for foreign operations was approximately $2.6 million and $0.7 million, respectively.

                               FTP SOFTWARE, INC.

     The provision for income taxes consists of the following (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995       1996       1997
                                                -------    -------    -------
Current (benefit) provision:
  Federal.....................................  $15,657    $(3,252)   $(1,210)
  State.......................................    2,859        210        650
  Foreign.....................................      395      2,848        523
                                                -------    -------    -------
                                                 18,911       (194)       (37)
                                                -------    -------    -------
Deferred (benefit) provision:
  Federal.....................................   (1,024)       982      1,210
  State.......................................     (300)       239         35
                                                -------    -------    -------
                                                 (1,324)     1,221      1,245
                                                -------    -------    -------
                                                $17,587    $ 1,027    $ 1,208
                                                =======    =======    =======

     The losses from discontinued operations resulted in tax benefits of approximately $3.1 million and $2.5 million in 1995 and 1996, respectively. There was no tax benefit from discontinued operations in 1997.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income taxes as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                   1995      1996       1997
                                                   ----      -----      -----
Tax (benefit) at U.S. statutory rate.............  35.0%     (35.0)%    (35.0)%
Non-deductible merger-related costs..............    --       31.1        1.0
Foreign tax......................................    --        4.7         --
Operating loss with no current tax benefit.......    --        1.7       34.2
State income taxes net of federal tax benefit....   4.3        0.6        0.7
Other............................................  (2.3)      (0.7)       1.2
                                                   ----      -----      -----
                                                   37.0%       2.4%       2.1%
                                                   ====      =====      =====

     The current federal and state provisions for income taxes do not reflect tax savings resulting from deductions associated with the Company's various stock plans of approximately $18.8 million in 1995, which was credited to stockholders' equity. There were no tax savings resulting from deductions associated with these stock plans in 1996 or 1997.

                               FTP SOFTWARE, INC.

     The components of deferred income taxes are as follows (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                           1996        1997
                                                          -------    --------
Federal tax benefit of net operating loss carryforward
  and credits...........................................  $    --    $ 19,456
State tax benefit of net operating loss carryforward and
  credits...............................................    1,616       5,499
Depreciation and amortization expense...................    1,551       5,041
Accounts receivable reserve.............................    1,259       1,092
Employee compensation and benefits accruals.............    1,063       1,607
Foreign tax benefit of net operating loss
  carryforward..........................................      513         608
Other...................................................      283         634
                                                          -------    --------
                                                            6,285      33,937
Valuation allowance for deferred tax assets.............   (2,676)    (33,483)
                                                          -------    --------
                                                            3,609         454
                                                          -------    --------
Deferred tax liabilities:
  Depreciation and amortization expense.................   (1,085)       (454)
  Purchased technology..................................   (1,008)         --
  Other reserves and liabilities........................     (272)         --
                                                          -------    --------
                                                           (2,365)       (454)
                                                          -------    --------
Current deferred income tax assets......................  $ 1,244    $      0
                                                          =======    ========

     The realization of these deferred tax assets is dependent upon future earnings in specific tax jurisdictions. Due to the uncertainty as to when the deferred tax assets may be realized, the Company has recorded a valuation allowance for all tax assets in excess of amounts available to be recovered pursuant to tax loss carrybacks for the year ended December 31, 1997. The Company periodically reviews the need for the valuation allowance and if the valuation allowance is reduced, the tax benefit will be recorded as a reduction of the Company's income tax expense except for approximately $1.3 million which is attributable to stock options and will be credited to additional paid-in capital when realized.

     At December 31, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $46.3 million expiring at various dates beginning in 2008 through 2012 and tax credit carryforwards of approximately $3.7 million which expire in various years beginning in 1998 through 2011. At December 31, 1997, the Company had net operating loss carryforwards of approximately $53.0 million available to offset future taxable income in several state jurisdictions expiring at various dates beginning in 2000 through 2012. Similarly, research and experimentation credit carryforwards for state tax purposes of approximately $0.6 million and investment tax credits of approximately $0.1 million were available at December 31, 1997, expiring in 2010. In addition, the Company had a net operating loss of approximately $1.8 million available to offset future taxable income in a foreign jurisdiction with no expiration.

I. STOCKHOLDERS' EQUITY:

  Preferred Stock

     The Board of Directors is authorized, subject to any limitations prescribed by law, to issue up to an aggregate of 5,000,000 shares of the Company's preferred stock, $0.01 par value per share ("Preferred Stock"), with such powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such Preferred Stock.

                               FTP SOFTWARE, INC.

     On December 1, 1995, pursuant to the shareholder rights plan described below, the Board of Directors designated 500,000 shares of Preferred Stock as Junior Preferred Stock, $0.01 par value per share ("Junior Preferred Stock"). Dividends accrue on the Junior Preferred Stock at a quarterly rate equal to the greater of $1.00 or, subject to adjustment, 100 times the aggregate per share amount of all dividends paid during the quarter on the Common Stock. The Junior Preferred Stock carries a liquidation preference of $100 per share, is redeemable, and entitles the holder to 100 votes per share on all matters submitted to a vote of the Company's stockholders. The Company has not issued any shares of Junior Preferred Stock.

  Shareholder Rights Plan

     On December 1, 1995, the Company adopted a shareholder rights plan (the "Rights Plan") whereby each share of Common Stock issued after December 8, 1995 will have an attached right which, when exercisable, will entitle the holder to purchase 1/100 of a share of Junior Preferred Stock at a price of $150 (the "Rights"). Additionally, the Board of Directors declared a dividend of one Right for each share of Common Stock outstanding on December 8, 1995.

     The Rights become exercisable if a person acquires or announces a tender or exchange offer for 15% or more of the outstanding Common Stock. The Rights Plan also provides that if a person (an "Acquiring Person") acquires or obtains the right to acquire 15% or more of the outstanding Common Stock (other than pursuant to certain approved offers), each of the Rights (other than the Rights held by the Acquiring Person) will entitle the holder to purchase shares of Common Stock having a market value of twice the exercise price of the Rights. In addition, if the Company is involved in a merger or other business combination with another person in which it is not the surviving corporation or in connection with which the Common Stock is changed or converted into securities of any other person or other property, or if the Company sells or transfers 25% or more of its assets or earning power to another person, each Right that has not previously been exercised will entitle its holder to purchase shares of the common stock of such other person having a market value of twice the exercise price of the Right.

     In November 1996, the Company amended the Rights Plan to permit Kopp Investment Advisors, Inc. and certain of its affiliates (but not any of their transferees) to acquire up to 6,722,400 shares of Common Stock (approximately 19.9% of the outstanding shares of Common Stock as of the date of such amendment) without triggering the exercisability of the Rights.

     The Board of Directors may redeem the Rights at any time prior to their expiration on December 1, 2005 at a redemption price of $0.01 for each of the Rights. The Company has reserved 500,000 shares of Junior Preferred Stock for issuance upon exercise of the Rights.

  Stock Option Plans

     In January 1987, the Company adopted the FTP Software, Inc. Stock Option Plan (the "1987 Option Plan"). Under the 1987 Option Plan, as amended, the Company had the right to grant to certain employees either incentive or non-qualified stock options to purchase up to 26,400,000 shares of Common Stock vesting over four years. The exercise price of each option could not be less than the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors, and the term of each option could not exceed 10 years. This plan terminated in January 1997; as a result, no additional grants may be made under this plan.

     In January 1997, the Company adopted the FTP Software, Inc. 1997 Employee Equity Incentive Plan. Under this plan, the Company has the right to grant to certain employees non-qualified stock options, stock appreciation rights, restricted stock and unrestricted stock. The aggregate maximum number of shares of Common Stock that may be delivered under this plan is 2,780,000 plus the number of shares subject to options granted under the 1987 Option Plan that terminate unexercised after January 20, 1997. As of

                               FTP SOFTWARE, INC.

December 31, 1997, the maximum number of shares of Common Stock deliverable under this plan was 5,812,740. The exercise price of the options may not be less than the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors, and the term of each option may not exceed 10 years. Options are exercisable to the extent vested. Vesting generally occurs within three years from the date of the grant.

     In August 1996, the Company adopted the FTP Software, Inc. 1996 Executive Equity Incentive Plan, which enables the Company to grant either incentive or non-qualified stock options, stock appreciation rights, restricted stock and unrestricted stock to its executive officers. The aggregate maximum number of shares of Common Stock that may be delivered under this plan is 1,500,000. The exercise price of the options may not be less than the fair market value of the Common Stock on the date of the grant, as determined by the Board of Directors, and the term of each option may not exceed 10 years. The options vest over various dates within three to four years from the date of the grant.

     During 1996, the Company offered its employees (other than executive officers) the opportunity to exchange each stock option granted during 1994, 1995 and 1996 for a new option covering 50% of the number of shares of Common Stock covered by the original option, having a new exercise price fixed at the date of exchange and otherwise having the same or similar terms as the original option. During the option exchange offer period, options to purchase approximately 2,130,000 shares of Common Stock at exercise prices ranging from $9.50 to $31.75 per share were exchanged for options to purchase approximately 1,065,000 shares of Common Stock at exercise prices ranging from $7.25 to $9.063 per share.

     In September 1993, the Company adopted the 1993 Non-Employee Directors' Stock Option Plan, which provides for the automatic grant of options upon the election or re-election of each non-employee director and for discretionary option grants to such directors. A maximum of 500,000 shares of Common Stock may be issued under this plan. The exercise price of each option may not be less than the fair market value of the Common Stock on the date of the grant, as determined by the Board of Directors, and the term of each option may not exceed 10 years. The original automatic grant provisions generally provided for the grant of an option to purchase 30,000 shares of Common Stock upon the election or re-election of such a director, vesting over three years. As amended in December 1997, this plan now generally provides for the automatic grant of an option to purchase 20,000 shares upon the election or re-election of a non-employee director, vesting over three years, and the automatic grant of an additional option to purchase 10,000 shares of Common Stock on each of the first and second anniversaries of such election or re-election, provided such director is still serving as such, vesting in full upon grant.

     Prior to the Company's acquisition of Firefox, Firefox granted options to certain of its employees under the Firefox 1994 Share Option Scheme, prior to Firefox's initial public offering. Options granted under that plan were generally scheduled to vest over three years and were required to be exercised no later than seven years from the date of grant. Pursuant to the Firefox Merger, each option outstanding under this plan was converted into an option to purchase shares of Common Stock at a new exercise price determined in accordance with the merger agreement. In addition, each optionholder had the right to have the Company assume the holder's converted options, in which case the converted options would otherwise continue on the same terms and conditions that applied prior to the conversion of the options. If a holder chose not to have the Company assume a converted option, the converted option became exercisable in full for a period of six months beginning on July 22, 1996 (the closing date of the Firefox Merger) and ending on January 22, 1997.

     Prior to the Company's acquisition of Firefox, Firefox also maintained the Firefox 1995 Stock Option Plan. This plan provided for the grant of incentive stock options and non-qualified stock options at an exercise price not less than 100% and 85%, respectively, of the fair market value of Firefox's common stock at the date of grant. Options granted under this plan were generally scheduled to vest over four years and were required to be exercised no later than 10 years from the date of grant. Pursuant to the Firefox Merger, each option outstanding under this plan was automatically assumed by the Company and converted into an option to

                               FTP SOFTWARE, INC.

purchase shares of Common Stock at a new exercise price determined in accordance with the merger agreement, but otherwise continued on the same terms and conditions that applied prior to the conversion of the options. Holders of options granted under this plan had the opportunity to participate in the option exchange offer described above.

     Stock option activity under the Company's various stock option plans is summarized as follows:

                                                                WEIGHTED-AVERAGE
                                                    SHARES       EXERCISE PRICE
                                                  ----------    ----------------
Outstanding, January 1, 1995....................   7,445,029         $ 7.21
  Granted.......................................   1,754,286          30.59
  Exercised.....................................  (3,137,635)          2.71
  Canceled......................................  (1,795,361)          6.25
                                                  ----------
Outstanding, December 31, 1995..................   4,266,319          20.54
  Granted.......................................   5,414,978           9.60
  Converted Firefox options.....................     336,424           5.44
  Exercised.....................................    (703,332)          1.80
  Canceled......................................  (3,759,520)         22.29
                                                  ----------
Outstanding, December 31, 1996..................   5,554,869          10.16
  Granted.......................................   5,328,003           4.06
  Exercised.....................................    (297,270)          1.76
  Canceled......................................  (3,933,873)         10.13
                                                  ----------
Outstanding, December 31, 1997..................   6,651,729         $ 5.67
                                                  ==========

     Information about stock options outstanding at December 31, 1997 is summarized as follows:

                                 OUTSTANDING                                         EXERCISABLE
------------------------------------------------------------------------------   -------------------
                                                WEIGHTED-
                                                 AVERAGE                                   WEIGHTED-
                                                REMAINING         WEIGHTED-                 AVERAGE
                                             CONTRACTUAL LIFE      AVERAGE                 EXERCISE
   RANGE OF EXERCISE PRICES       SHARES        (IN YEARS)      EXERCISE PRICE   SHARES      PRICE
   ------------------------      ---------   ----------------   --------------   -------   ---------
$ 0.14 - $ 0.14................        977         3.54             $ 0.14           977    $ 0.14
  1.74 -   1.97................    589,500         9.19               1.82        55,500      1.74
  2.81 -   4.13................  2,939,700         9.25               3.79        20,000      3.00
  4.42 -   6.50................  1,037,340         9.00               5.43        73,500      6.25
  6.88 -   9.88................  1,759,436         7.99               8.20       546,451      8.33
 12.50 -  13.63................    237,068         8.12              12.55        84,021     12.53
 25.75 -  31.75................     87,708         6.84              28.16        83,599     28.02
                                 ---------                                       -------
$ 0.14 - $31.75................  6,651,729         8.80             $ 5.67       864,048    $ 9.91
                                 =========                                       =======

     The weighted-average grant-date fair value of options granted during 1995, 1996 and 1997 was $17.80, $6.34 and $3.55 per share, respectively.

  Employee Stock Purchase Plans

     Effective January 1, 1994, the Company adopted the FTP Software, Inc. Employee Stock Purchase Plan. This plan provides a maximum of 1,000,000 shares of Common Stock for purchase by eligible employees at 85% of the fair market value of Common Stock on the first or last trading day of each six-month purchase period under the plan, whichever is lower. During 1995, 1996 and 1997, 12,580, 31,301 and 24,897 shares of

                               FTP SOFTWARE, INC.

Common Stock, respectively, were issued under this plan at a weighted-average purchase price of $25.07, $6.11 and $3.41 per share, respectively, and a fair value of $29.49, $7.18 and $4.01 per share, respectively.

     In October 1995, the Company adopted the FTP Software, Inc. Non-Qualified Stock Purchase Plan for Employees of Certain Subsidiaries. This plan is for the benefit of non-U.S. employees employed outside of the United States by subsidiaries of the Company approved for participation in the plan by the Compensation Committee of the Board of Directors. This plan provides a maximum of 100,000 shares of Common Stock for purchase by eligible employees at 85% of the fair market value of the Common Stock on the first or last trading day of each six-month purchase period under the plan, whichever is lower. The first purchase period under the plan began on January 1, 1996. Accordingly, no shares of Common Stock were issued under this plan during 1995. During 1996 and 1997, 3,564 and 2,423 shares of Common Stock were issued under this plan at a weighted-average purchase price of $6.20 and $4.15 per share, respectively, and a fair value of $7.30 and $4.88 per share, respectively.

  Stock-Based Compensation

     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its option plans, and accordingly does not record compensation costs. If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the cost would have amounted to $5,326, $6,655 and $3,538 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's net income (loss) and net income
(loss) per share for the years ended December 31, 1995, 1996 and 1997 would have been reported as the pro forma amounts indicated below (in thousands, except per share amounts):

                                                 YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                               1995        1996        1997
                                              -------    --------    --------
Net income (loss) as reported...............  $24,634    $(77,577)   $(56,599)
Pro forma net income (loss).................   19,308     (84,232)    (60,137)
Basic net income (loss) per share as
  reported..................................  $  0.98    $  (2.59)   $  (1.67)
Pro forma basic net income (loss) per
  share.....................................     0.77       (2.81)      (1.78)
Diluted net income (loss) per share as
  reported..................................  $  0.87    $  (2.59)   $  (1.67)
Pro forma diluted net income (loss) per
  share.....................................     0.68       (2.81)      (1.78)

     The pro forma amounts include the effects of all activity under the Company's stock-based compensation plans since January 1, 1996. The Company anticipates that it will have additional activity under these plans in the future.

     For the purpose of providing pro forma disclosures, the fair value of each stock option granted was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 4.8 years as of 1995 and 1996 and 5.0 years as of 1997; expected volatility of 64.4%, 83.4% and 80.0% in 1995, 1996 and 1997, respectively; no expected dividends; and a risk-free interest rate of 5.5%, 6.1% and 6.13% in 1995, 1996 and 1997, respectively.

     At December 31, 1995 and 1996, the number of shares of Common Stock for which options were exercisable totaled 1,159,729 and 864,048, respectively, at a weighted-average exercise price of $9.87 and $9.91 per share, respectively. At December 31, 1997, the number of shares of Common Stock available for future stock option grants amounted to 2,934,309.

                               FTP SOFTWARE, INC.

  Earnings Per Share

     The earnings per share ("EPS") amounts have been computed in accordance with SFAS No. 128, "Earnings per Share." A reconciliation of the income (loss) and share information used in the basic and diluted per share computation for 1995, 1996 and 1997 is as follows (in thousands, except per share amounts):

                          YEAR ENDED DECEMBER 31, 1995

                                           INCOME          SHARES        PER SHARE
                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                         -----------    -------------    ---------
BASIC EPS
  Income from continuing operations....   $ 29,942          25,158        $ 1.19
                                                                          ======
  Effect of dilutive securities:
     Options...........................         --           3,087
                                          --------         -------
DILUTED EPS
  Income from continuing operations....   $ 29,942          28,245        $ 1.06
                                          ========         =======        ======

                          YEAR ENDED DECEMBER 31, 1996

                                           INCOME          SHARES        PER SHARE
                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                         -----------    -------------    ---------
BASIC EPS
  Loss from continuing operations......   $(43,778)         29,896        $(1.46)
                                                           -------        ======
  Effect of dilutive securities........         --              --
                                          --------         -------
DILUTED EPS
  Loss from continuing operations......   $(43,778)         29,896        $(1.46)
                                          ========         =======        ======

                          YEAR ENDED DECEMBER 31, 1997

                                           INCOME          SHARES        PER SHARE
                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                         -----------    -------------    ---------
BASIC EPS
  Loss from continuing operations......   $(57,816)         33,842        $(1.71)
                                                                          ======
  Effect of dilutive securities........         --              --
                                          --------         -------
DILUTED EPS
  Loss from continuing operations......   $(57,816)         33,842        $(1.71)
                                          ========         =======        ======

     For 1996 and 1997, the diluted EPS computations did not include approximately 5,555 and 6,652 additional shares at a weighted-average exercise price of $10.16 and $5.67, respectively, because these shares are attributable to outstanding options where the effect would have been anti-dilutive.

J. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases its corporate and administrative office facilities under long-term non-cancelable operating lease agreements expiring at various dates through 2011. The agreements generally require the payment of utilities, real estate taxes, insurance and repairs. Total rent expense for the years ended December 31, 1995, 1996 and 1997 amounted to approximately $3.0 million, $4.8 million and $4.4 million, respectively.

                               FTP SOFTWARE, INC.

     At December 31, 1997, future minimum annual rental payments, net of sublease rental payments of approximately $10.4 million, required under the operating lease agreements are as follows (in thousands):

1998...............................................  $ 3,884
1999...............................................    3,703
2000...............................................    3,586
2001...............................................    3,004
2002...............................................    1,782
Thereafter.........................................    3,091
                                                     -------
                                                     $19,050
                                                     =======

  Litigation

     In March 1996, a class action lawsuit was filed in the United States District Court for the District of Massachusetts, naming the Company and certain of its current and former officers as defendants. The lawsuit, captioned Lawrence M. Greebel v. FTP Software, Inc., et al., Civil Action No. 96-10544, alleges that the defendants publicly issued false and misleading statements and omitted to disclose material facts necessary to make such statements not false and misleading, which the plaintiffs contend caused an artificial inflation in the price of the Company's Common Stock. Specifically, the original complaint alleged that the defendants knowingly concealed adverse facts and made false or misleading forward and non-forward looking statements concerning the operating results and financial condition of the Company, the effects of the Company's July 1995 corporate restructuring and changing competitive factors in the Company's industry. The lawsuit, which is purportedly brought on behalf of a class of purchasers of the Company's Common Stock during the period from July 14, 1995 to January 3, 1996, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 thereunder and seeks relief in the form of unspecified compensatory damages, costs and expenses and such other relief as the court deems proper and just. In August 1996, plaintiffs filed an amended complaint adding allegations concerning what plaintiffs claim were wrongful sales and accounting practices by the Company during the class period, but asserting the same causes of action as the original complaint. In October 1996, the Company filed a motion to dismiss the complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Securities Litigation Reform Act of 1995. The motion was denied by the court on February 13, 1997. On February 13, 1998, the Company filed a motion for partial summary judgment and renewed motion to dismiss; plaintiffs filed their response on March 20, 1998. The Company intends to request the court to permit it to file a reply memorandum in further support of such motion. If permitted to do so, the Company will file its reply memorandum by April 10, 1998, after which time the motion will be before the court for resolution.

     The Company has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers vigorously. In order to support an adequate defense, the Company has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to the Company, the Company could be required to pay a substantial judgment, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In February 1996, a class action lawsuit, captioned Richard Zeid and Siom Misrah, et al. v. John Kimberley, Frank M. Richardson, Mark A. Rowlinson and Firefox Communications, Inc., Case No. C96 20136, was filed in the United States District Court for the Northern District of California, San Francisco Division (transferred to the San Jose Division), naming Firefox and certain of its current and former officers and former directors as defendants. The original complaint alleged that the defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results, which the plaintiffs contended resulted in an artificial inflation in the price of Firefox's common stock. The suit was

                               FTP SOFTWARE, INC.

purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from August 3, 1995 to January 2, 1996. The complaint alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form of unspecified compensatory damages, pre- and post-judgment interest, attorneys' and expert witness fees and such extraordinary, equitable and/or injunctive relief as permitted by law, equity and the federal statutory provisions under which the suit was brought. In June 1996, the District Court entered an order dismissing plaintiffs' complaint. In the order, the court dismissed with prejudice certain of plaintiffs' claims that warnings and disclosures in Firefox's Form 10-Qs were false and misleading, while granting plaintiffs permission to amend their complaint as it concerned certain of plaintiffs' claims that Firefox was responsible for false and misleading analysts reports, Firefox statements and financial statements.

     In July 1996, plaintiffs filed their amended complaint. The amended complaint alleged that defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results which the plaintiffs contended resulted in an artificial inflation of the price of Firefox's common stock. The amended complaint was purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from July 20, 1995 to January 2, 1996. The amended complaint again alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form described above. Specifically, the amended complaint alleged that defendants knew allegedly material adverse non-public information about Firefox's financial results and business conditions which allegedly was not disclosed, that they improperly directed that certain sales and revenues be recognized and failed to keep adequate reserves and that they participated in drafting, reviewing and/or approving allegedly misleading statements, releases, analysts reports and other public representations, including disclaimers and warnings of and about Firefox. The amended complaint also alleged that John A. Kimberley, then an officer and director of Firefox, and Frank Richardson, a former officer and director of Firefox, were liable as "controlling persons" of Firefox. In September 1996, Firefox filed a motion to dismiss the amended complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Securities Litigation Reform Act of 1995. On May 8, 1997, the court dismissed the amended complaint on such grounds, without leave to amend. Plaintiffs have appealed the dismissal to the Ninth Circuit Court of Appeals. The appeal is fully briefed; the court has not yet set a date for oral argument.

     Firefox has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers and directors vigorously. In order to support an adequate defense, Firefox has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to Firefox, Firefox could be required to pay a substantial judgment, which could have a material adverse effect on Firefox's business, financial condition and results of operations.

K. SEGMENT INFORMATION:

     The Company is active in only one business segment: designing, developing, marketing and supporting connectivity and other software products.

                               FTP SOFTWARE, INC.

     The Company's export sales can be grouped into the following geographic areas (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995       1996       1997
                                                -------    -------    -------
Geographic area:
  North and South America (other than U.S.)...  $ 9,789    $ 6,142    $ 1,852
  Asia Pacific................................    9,601      8,965      3,792
  Europe......................................   38,075     27,282     21,861
  Other.......................................    1,693        170        354
                                                -------    -------    -------
          Total...............................  $59,158    $42,559    $27,859
                                                =======    =======    =======

     Sales, marketing and development operations outside the United States are conducted through subsidiaries and branches located principally in Europe. The Company's United States operations accounted for greater than 90% of the Company's revenue, income (loss) from operations and identifiable assets for each of the years ended December 31, 1995 and 1996. For the year ended December 31, 1997, the Company's foreign operations reported management fee income of approximately $22.0 million, of which approximately $17.5 million is attributable to the United Kingdom. The management fee income is primarily based upon revenue generated from the geographic area. In addition, the loss from foreign operations amounted to approximately $0.7 million and identifiable assets associated with foreign operations amounted to approximately $3.1 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FTP Software, Inc.:

     Our report on the consolidated financial statements of FTP Software, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 has been included in this joint proxy statement/prospectus. In connection with our audits of such financial statements, we have also audited the related financial statement schedule included on page F-52 of this joint proxy statement/prospectus.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
January 27, 1998

                               FTP SOFTWARE, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                     BALANCE AT    CHARGED TO   CHARGED TO                 BALANCE AT
                                    BEGINNING OF   COSTS AND      OTHER                      END OF
           DESCRIPTION                 PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS      PERIOD
           -----------              ------------   ----------   ----------   -----------   ----------
Year ended December 31, 1995
  Allowance for doubtful
  accounts........................   $1,000,000     $666,182       $--       $   (66,182)  $1,600,000

Year ended December 31, 1996
  Allowance for doubtful
  accounts........................   $1,600,000     $702,708       $--       $(1,002,708)  $1,300,000

Year ended December 31, 1997
  Allowance for doubtful
  accounts........................   $1,300,000     $(76,183)      $--       $  (123,817)  $1,100,000

                               FTP SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1997          1998
                                                              ------------    ---------
Current assets:
  Cash and cash equivalents.................................    $37,569        $36,969
  Short-term investments....................................     14,234         12,100
  Accounts receivable, net of allowance for doubtful
     accounts of $1,100 and $1,250 for 1997 and 1998,
     respectively...........................................      8,282          7,759
  Prepaid expenses and other current assets.................      2,580          3,108
  Refundable income taxes...................................      3,165          3,165
                                                                -------        -------
     Total current assets...................................     65,830         63,101
Property and equipment, net.................................      8,301          7,268
Purchased software, net.....................................      2,621          2,166
Investments.................................................     19,767         16,381
Other assets................................................        956          1,148
                                                                -------        -------
          Total assets......................................    $97,475        $90,064
                                                                =======        =======

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................    $10,976        $ 9,242
  Income taxes payable......................................      1,613          1,818
  Accrued employee compensation and benefits................      3,652          2,039
  Deferred revenue..........................................      5,715          5,691
                                                                -------        -------
     Total current liabilities..............................     21,956         18,790
                                                                -------        -------
Stockholders' equity:
  Preferred stock, $0.01 par value; authorized 5,000,000
     shares; none issued and outstanding....................         --             --
  Common stock, $0.01 par value; authorized 100,000,000
     shares; issued and outstanding 33,801,769 and
     33,973,140 in 1997 and 1998, respectively..............        339            340
  Additional paid-in capital................................    136,792        136,808
  Accumulated deficit.......................................    (62,046)       (65,863)
  Equity adjustments........................................        434            (11)
                                                                -------        -------
     Total stockholders' equity.............................     75,519         71,274
                                                                -------        -------
          Total liabilities and stockholders' equity........    $97,475        $90,064
                                                                =======        =======

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1997       1998
                                                              --------    -------
Revenue:
  Product revenue...........................................  $ 16,826    $ 7,699
  Service revenue...........................................     4,529      3,229
                                                              --------    -------
          Total revenue.....................................    21,355     10,928
                                                              --------    -------
Cost of revenue:
  Product cost..............................................     2,987      1,180
  Service cost..............................................     2,894      1,365
                                                              --------    -------
          Total cost of revenue.............................     5,881      2,545
                                                              --------    -------
Gross margin................................................    15,474      8,383
                                                              --------    -------
Operating expenses:
  Sales and marketing.......................................    14,281      6,160
  Product development.......................................     7,857      3,609
  General and administrative................................     4,335      3,341
                                                              --------    -------
          Total operating expenses..........................    26,473     13,110
                                                              --------    -------
Loss from operations........................................   (10,999)    (4,727)

Investment and other income, net............................       635      1,010
                                                              --------    -------
Loss from operations before income taxes....................   (10,364)    (3,717)

Provision for income taxes..................................       650        100
                                                              --------    -------
Net loss....................................................  $(11,014)   $(3,817)
                                                              ========    =======
Basic and diluted net loss per share........................  $  (0.33)   $ (0.11)
                                                              ========    =======
Weighted average common and common equivalent shares
  outstanding...............................................    33,688     33,973
                                                              ========    =======

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS, UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1997       1998
                                                              --------    -------
Cash flows from operating activities:
  Net loss from continuing operations.......................  $(11,014)   $(3,817)
  Adjustments to reconcile net loss from continuing
     operations to net cash provided by (used for) operating
     activities:
     Depreciation and amortization..........................     2,945      1,568
     Loss on disposition of property and equipment..........       593         15
     Amortization of discounts and premiums on
      investments...........................................       (31)        10
     Changes in operating assets and liabilities:
       Accounts receivable..................................     2,083        523
       Prepaid expenses and other current assets............      (568)      (528)
       Income taxes.........................................       240         --
       Other assets.........................................       113       (239)
       Accounts payable and accrued expenses................     1,337     (1,528)
       Accrued employee compensation and benefits...........     1,081     (1,613)
       Deferred revenue.....................................      (375)       (24)
                                                              --------    -------
          Net cash used for continuing operations...........    (3,596)    (5,633)
          Net cash provided by discontinued operations......        41         --
                                                              --------    -------
               Net cash used for operating activities.......    (3,555)    (5,633)
                                                              --------    -------
Cash flows from investing activities:
  Capital expenditures......................................    (1,223)       (51)
  Purchase of investments...................................   (15,167)        --
  Maturities of investments.................................    13,580      5,552
                                                              --------    -------
               Net cash provided by (used for) investing
                activities..................................    (2,810)     5,501
                                                              --------    -------
Cash flows from financing activities:
     Proceeds from issuance of common stock.................       277         16
     Principal payments on long-term obligations............      (240)        --
                                                              --------    -------
               Net cash provided by financing activities....        37         16
                                                              --------    -------
Effect of exchange rate changes on cash.....................        17       (484)
                                                              --------    -------
Net decrease in cash and cash equivalents...................    (6,311)      (600)

Cash and cash equivalents, beginning of period..............    22,036     37,569
                                                              --------    -------
Cash and cash equivalents, end of period....................  $ 15,725    $36,969
                                                              ========    =======

   The accompanying notes are an integral part of these financial statements.

                               FTP SOFTWARE, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 1. INTERIM FINANCIAL DATA

     The accompanying unaudited consolidated financial statements have been prepared by FTP Software, Inc. (the "Company") in accordance with generally accepted accounting principles. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with the audited consolidated financial statements and notes related thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The results of the three-month period ended March 31, 1998 are not necessarily indicative of the results to be expected for the full fiscal year. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 2. RESTRUCTURE CHARGES

     In July 1997, the Company reorganized its operations into business units and effected a worldwide workforce reduction in order to lower the Company's overall cost structure and create greater focus on specific strategic business opportunities. This restructuring resulted in a charge of approximately $17.1 million ($0.50 per share) in the third quarter of 1997. This charge included severance related payments, excess facilities costs, the write-off of fixed assets and other restructuring-related items such as losses related to cancelled contracts; such costs were substantially completed in 1997.

     In late December 1997, following a review of the financial results of its business units for the second half of 1997, the Company decided to further streamline its operations and to recombine its business units into one worldwide organization. This restructuring resulted in a charge of approximately $1.3 million ($0.04 per share) in the fourth quarter of 1997. This charge included costs similar to those incurred in connection with the third quarter restructuring; these costs were substantially completed in the first quarter of 1998.

     The following summarizes the 1997 restructuring charges, the related write-offs and cash paid in connection with the restructurings for the three months ended March 31, 1998 (dollars in thousands, unaudited):

                                                SEVERANCE      EXCESS
                                                PAYMENTS     FACILITIES    OTHER     TOTAL
                                                ---------    ----------    -----    -------
Accrued restructuring charge at December 31,
  1997........................................    $ 766        $1,710      $268     $ 2,744
Cash paid.....................................     (900)         (774)      (25)     (1,699)
Reclassifications.............................      134          (134)       --          --
                                                  -----        ------      ----     -------
Accrued restructuring charge at March 31,
  1998........................................    $   0        $  802      $243     $ 1,045
                                                  =====        ======      ====     =======

     Amounts related to severance with respect to the July 1997 workforce reduction involved approximately 300 employees, primarily in sales and marketing, product development and general and administrative functions at the Company's domestic and European locations. Amounts related to facilities reflect the cost of the lease of excess space arising primarily from the consolidation of the Company's Massachusetts headquarters and manufacturing facilities into the Company's North Andover, Massachusetts development offices.

                               FTP SOFTWARE, INC.

                                  (UNAUDITED)

     Amounts related to severance with respect to the December 1997 workforce reduction involved approximately 21 employees, primarily in development, at the Company's European locations. Amounts related to facilities reflect the cost of the lease of excess space at the Company's U.K. facility.

 3. LEGAL PROCEEDINGS

     In March 1996, a class action lawsuit was filed in the United States District Court for the District of Massachusetts, naming the Company and certain of its current and former officers as defendants. The lawsuit, captioned Lawrence M. Greebel v. FTP Software, Inc., et al., Civil Action No. 96-10544, alleges that the defendants publicly issued false and misleading statements and omitted to disclose material facts necessary to make such statements not false and misleading, which the plaintiffs contend caused an artificial inflation in the price of the Company's common stock. Specifically, the original complaint alleged that the defendants knowingly concealed adverse facts and made false or misleading forward and non-forward looking statements concerning the operating results and financial condition of the Company, the effects of the Company's July 1995 corporate restructuring and changing competitive factors in the Company's industry. The lawsuit, which is purportedly brought on behalf of a class of purchasers of the Company's common stock during the period from July 14, 1995 to January 3, 1996, alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 thereunder and seeks relief in the form of unspecified compensatory damages, costs and expenses and such other relief as the court deems proper and just. In August 1996, plaintiffs filed an amended complaint adding allegations concerning what plaintiffs claim were wrongful sales and accounting practices by the Company during the class period, but asserting the same causes of action as the original complaint. In October 1996, the Company filed a motion to dismiss the complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Securities Litigation Reform Act of 1995. The motion was denied by the court on February 13, 1997. On February 13, 1998, the Company filed a motion for partial summary judgment and renewed motion to dismiss; plaintiffs filed their response on March 20, 1998. The court has not yet set a date for a hearing on these motions.

     The Company has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers vigorously. In order to support an adequate defense, the Company has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to the Company, the Company could be required to pay a substantial judgment, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In February 1996, a class action lawsuit, captioned Richard Zeid and Siom Misrah, et al. v. John Kimberley, Frank M. Richardson, Mark A. Rowlinson and Firefox Communications, Inc., Case No. C96 20136, was filed in the United States District Court for the Northern District of California, San Francisco Division (transferred to the San Jose Division), naming Firefox Communications Inc., which the Company acquired in July 1996 ("Firefox"), and certain of its current and former officers and former directors as defendants. The original complaint alleged that the defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results, which the plaintiffs contended resulted in an artificial inflation in the price of Firefox's common stock. The suit was purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from August 3, 1995 to January 2, 1996. The complaint alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form of unspecified compensatory damages, pre- and post-judgment interest, attorneys' and expert witness fees and such extraordinary, equitable and/or injunctive relief as permitted by law, equity and the federal statutory provisions under which the suit was brought. In June 1996, the District Court entered an order dismissing plaintiffs' complaint. In the order, the court dismissed with prejudice certain of plaintiffs' claims that warnings and disclosures in Firefox's Form 10-Qs were false and misleading, while granting plaintiffs permission to amend their complaint as it concerned certain of plaintiffs'

                               FTP SOFTWARE, INC.

                                  (UNAUDITED)

claims that Firefox was responsible for false and misleading analysts reports, Firefox statements and financial statements.

     In July 1996, plaintiffs filed their amended complaint. The amended complaint alleged that defendants misrepresented or failed to disclose material facts about Firefox's operations and financial results which the plaintiffs contended resulted in an artificial inflation of the price of Firefox's common stock. The amended complaint was purportedly brought on behalf of a class of purchasers of Firefox's common stock during the period from July 20, 1995 to January 2, 1996. The amended complaint again alleged claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and sought relief in the form described above. Specifically, the amended complaint alleged that defendants knew allegedly material adverse non-public information about Firefox's financial results and business conditions which allegedly was not disclosed, that they improperly directed that certain sales and revenues be recognized and failed to keep adequate reserves and that they participated in drafting, reviewing and/or approving allegedly misleading statements, releases, analysts reports and other public representations, including disclaimers and warnings of and about Firefox. The amended complaint also alleged that John A. Kimberley, then an officer and director of Firefox, and Frank Richardson, a former officer and director of Firefox, were liable as "controlling persons" of Firefox. In September 1996, Firefox filed a motion to dismiss the amended complaint on the grounds that the plaintiffs had not met the pleading requirements of the Private Securities Litigation Reform Act of 1995. On May 8, 1997, the court dismissed the amended complaint on such grounds, without leave to amend. Plaintiffs have appealed the dismissal to the Ninth Circuit Court of Appeals. The appeal is fully briefed; the court has not yet set a date for oral argument.

     Firefox has reviewed the allegations in the lawsuit, believes them to be without merit, and intends to defend itself and its officers and directors vigorously. In order to support an adequate defense, Firefox has spent and expects to continue to spend substantial sums for legal and expert fees and costs. The cost of defending the litigation and the outcome of the litigation are uncertain and cannot be estimated. If the lawsuit were determined adversely to Firefox, Firefox could be required to pay a substantial judgment, which could have a material adverse effect on Firefox's business, financial condition and results of operations.

 4. EARNINGS PER SHARE

     The earnings per share ("EPS") amounts have been computed in accordance with SFAS No. 128, "Earnings per Share," which requires the presentation of basic and diluted EPS. This Statement requires restatement of all prior period EPS amounts presented after the effective date. Adoption of the provisions of SFAS No. 128 had no impact on reported EPS for the three-month periods ended March 31, 1997 and 1998, as the effect of common stock equivalents would have been anti-dilutive during such periods. A reconciliation

                               FTP SOFTWARE, INC.

                                  (UNAUDITED)

of the loss and share information used in the basic and diluted per share computation for the first quarter of 1997 and 1998 is as follows (in thousands, except per share amounts, unaudited):

                          QUARTER ENDED MARCH 31, 1997

                                           INCOME          SHARES        PER SHARE
                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                         -----------    -------------    ---------
BASIC EPS
  Net loss.............................   $(11,014)        33,688         $(0.33)
                                                                          ======
  Effect of dilutive securities........         --             --
                                          ========         ======
DILUTED EPS
  Net loss from continuing
     operations........................   $(11,014)        33,688         $(0.33)
                                          ========         ======         ======

                          QUARTER ENDED MARCH 31, 1998

                                           INCOME          SHARES        PER SHARE
                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                         -----------    -------------    ---------
BASIC EPS
  Net loss.............................    $(3,817)        33,973         $(0.11)
                                                                          ======
  Effect of dilutive securities........         --             --
                                           =======         ======
DILUTED EPS
  Net loss.............................    $(3,817)        33,973         $(0.11)
                                           =======         ======         ======

     For the first quarter of 1997 and 1998, the diluted EPS computations did not include approximately 5,453 and 6,197 additional shares at a weighted-average exercise price of $10.20 and $5.47, respectively, because these shares are attributable to outstanding options where the effect would have been anti-dilutive.

 5. COMPREHENSIVE INCOME (LOSS):

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This statement also requires that an entity classify items of other comprehensive earnings by their nature in a financial statement. For example, other comprehensive earnings may include foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The Company adopted the provisions of SFAS No. 130 effective January 1, 1998. The Company's total

                               FTP SOFTWARE, INC.

                                  (UNAUDITED)

comprehensive losses for the three months ended March 31, 1997 and 1998 were as follows (in thousands, unaudited):

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          -------------------
                                                            1997       1998
                                                          --------    -------
Net loss................................................  $(11,014)   $(3,817)
Other comprehensive income (loss)
  Foreign currency translation adjustments..............       235       (484)
  Unrealized gain (loss) on securities..................    (1,899)        37
  Add: reclassification adjustment for losses included
       in net income....................................        --         36
                                                          --------    -------
Other comprehensive loss................................  $ (1,664)   $  (411)
                                                          --------    -------
Comprehensive loss......................................  $(12,678)   $(4,228)
                                                          ========    =======

6. OTHER RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise." SFAS No. 131 changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. The Company intends to adopt SFAS No. 131 for its fiscal year ending December 31, 1998. Management does not expect such adoption to have any material impact on the way it reports information.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition." The Company adopted SOP 97-2 effective January 1, 1998; such adoption did not have a material impact on revenue recognition.

 7. SUBSEQUENT EVENTS

     On June 15, 1998, the Company entered into an Agreement and Plan of Reorganization with NetManage, Inc. ("NetManage") whereby a subsidiary of NetManage will be merged into the Company, which will survive the merger as a wholly-owned subsidiary of NetManage, and each outstanding share of the common stock of the Company will be converted into 0.72767 of a share of NetManage common stock, subject to adjustment. Outstanding Company stock options will be converted into options to purchase shares of NetManage common stock at the same conversion rate, with appropriate changes to the exercise price. This merger, which is intended to be accounted for as a pooling of interests, is conditioned on, among other things, approval of the merger by the Company's stockholders and approval by NetManage's stockholders of the issuance of the shares of NetManage common stock in the merger.

COMPOSITE AGREEMENT AND PLAN OF REORGANIZATION                           ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                                NETMANAGE, INC.
                            AMANDA ACQUISITION CORP.
                                      AND
                               FTP SOFTWARE, INC.

                           DATED AS OF JUNE 15, 1998

                                   AS AMENDED

                                     AS OF

                                 JUNE 30, 1998

                                      AND

                                 JULY 14, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I     THE MERGER..................................................   A-5
     1.1      The Merger..................................................   A-5
     1.2      Effective Time; Closing.....................................   A-5
     1.3      Effect of the Merger........................................   A-6
     1.4      Articles of Organization; Bylaws............................   A-6
     1.5      Directors and Officers......................................   A-6
     1.6      Effect on Capital Stock.....................................   A-6
     1.7      Dissenting Shares...........................................   A-8
     1.8      Surrender of Certificates...................................   A-8
     1.9      No Further Ownership Rights in Company Common Stock.........   A-9
     1.10     Lost, Stolen or Destroyed Certificates......................   A-9
     1.11     Tax Consequences and Accounting.............................   A-9
     1.12     Taking of Necessary Action; Further Action..................  A-10
ARTICLE II    REPRESENTATIONS AND WARRANTIES OF COMPANY...................  A-10
     2.1      Organization of Company.....................................  A-10
     2.2      Company Capital Structure...................................  A-10
     2.3      Obligations With Respect to Capital Stock...................  A-11
     2.4      Authority...................................................  A-11
     2.5      SEC Filings; Company Financial Statements...................  A-12
     2.6      Absence of Certain Changes or Events........................  A-13
     2.7      Taxes.......................................................  A-13
     2.8      Title to Properties; Absence of Liens and Encumbrances......  A-15
     2.9      Intellectual Property.......................................  A-15
     2.10     Compliance; Permits; Restrictions...........................  A-17
     2.11     Litigation..................................................  A-17
     2.12     GSA Audit...................................................  A-18
     2.13     Brokers' and Finders' Fees..................................  A-18
     2.14     Employee Benefit Plans......................................  A-18
     2.15     Environmental Matters.......................................  A-21
     2.16     Agreements, Contracts and Commitments.......................  A-22
     2.17     Statements; Proxy Statement/Prospectus......................  A-22
     2.18     Board Approval..............................................  A-23
     2.19     Fairness Opinion............................................  A-23
     2.20     Certain Transactions and Agreements.........................  A-23
     2.21     Non-Applicability of Massachusetts Antitakeover Law.........  A-23
     2.22     Customs; Export Controls....................................  A-23
     2.23     Pooling of Interests........................................  A-23
     2.24     Company Common Stockholder Approval.........................  A-24
ARTICLE III   REPRESENTATIONS AND WARRANTIES OF PARENT AND
              MERGER SUB..................................................  A-24
     3.1      Organization of Parent and Merger Sub.......................  A-24
     3.2      Parent and Merger Sub Capital Structure.....................  A-24
     3.3      Obligations With Respect to Capital Stock...................  A-24
     3.4      Authority...................................................  A-25
     3.5      SEC Filings; Parent Financial Statements....................  A-25
     3.6      Absence of Certain Changes or Events........................  A-26

                                                                            PAGE
                                                                            ----
     3.7      Statements; Proxy Statement/Prospectus......................  A-26
     3.8      Valid Issuance..............................................  A-26
     3.9      Board Approval..............................................  A-27
     3.10     Merger Sub..................................................  A-27
     3.11     Litigation..................................................  A-27
     3.12     Brokers' and Finders' Fees..................................  A-27
     3.13     Reservation of Shares.......................................  A-27
     3.14     Intellectual Property.......................................  A-27
     3.15     Compliance..................................................  A-27
     3.16     Parent Common Stockholder Approval..........................  A-28
     3.17     Company Stock Ownership.....................................  A-28
     3.18     Pooling of Interests........................................  A-28
ARTICLE IV    CONDUCT PRIOR TO THE EFFECTIVE TIME.........................  A-28
     4.1      Conduct of Business by the Company..........................  A-28
     4.2      Conduct of Business by Parent...............................  A-30
ARTICLE V     ADDITIONAL AGREEMENTS.......................................  A-31
     5.1      Proxy Statement/Prospectus; Registration Statement; Other
              Filings; Board Recommendations..............................  A-31
     5.2      Meetings of Parent and Company Stockholders.................  A-31
     5.3      Confidentiality; Access to Information......................  A-33
     5.4      No Solicitation.............................................  A-33
     5.5      Public Disclosure...........................................  A-34
     5.6      Reasonable Efforts; Notification............................  A-35
     5.7      Third Party Consents........................................  A-35
     5.8      Stock Options and Employee Benefits.........................  A-36
     5.9      Form S-8....................................................  A-36
     5.10     Indemnification.............................................  A-36
     5.11     Nasdaq Listing..............................................  A-37
     5.12     Regulatory Filings; Reasonable Efforts......................  A-37
     5.13     Affiliate Agreements........................................  A-37
     5.14     Rights Agreement Amendment..................................  A-37
     5.15     Reorganization Treatment....................................  A-37
     5.16     Monthly Financial Statements................................  A-37
ARTICLE VI    CONDITIONS TO THE MERGER....................................  A-38
     6.1      Conditions to Obligations of Each Party to Effect the
              Merger......................................................  A-38
     6.2      Additional Conditions to Obligations of the Company.........  A-38
     6.3      Additional Conditions to the Obligations of Parent and
              Merger Sub..................................................  A-39
ARTICLE VII   TERMINATION, AMENDMENT AND WAIVER...........................  A-40
     7.1      Termination.................................................  A-40
     7.2      Notice of Termination; Effect of Termination................  A-41
     7.3      Fees and Expenses...........................................  A-41
     7.4      Amendment...................................................  A-42
     7.5      Extension; Waiver...........................................  A-42
ARTICLE VIII  GENERAL PROVISIONS..........................................  A-42
     8.1      Non-Survival of Representations and Warranties..............  A-42
     8.2      Notices.....................................................  A-42
     8.3      Interpretation..............................................  A-43
     8.4      Counterparts................................................  A-44

                                                                            PAGE
                                                                            ----
     8.5      Entire Agreement; Third Party Beneficiaries.................  A-44
     8.6      Severability................................................  A-44
     8.7      Other Remedies..............................................  A-44
     8.8      Governing Law...............................................  A-44
     8.9      Rules of Construction.......................................  A-45
     8.10     Assignment..................................................  A-45
     8.11     Waiver of Jury Trial........................................  A-45

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of June 15, 1998, among NetManage, Inc., a Delaware corporation ("PARENT"), Amanda Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and FTP Software, Inc., a Massachusetts corporation ("COMPANY") and as amended on June 30, 1998 and July 14, 1998.

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), Parent and Company intend to enter into a business combination transaction.

     B. The Board of Directors of the Company (i) has determined that the Merger (as defined in Section 1.1) is fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger.

     C. The Board of Directors of Parent (i) has determined that the issuance of shares of Common Stock of the Parent in the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement,
(iii) has approved an amendment of the Parent's Certificate of Incorporation to increase the number of authorized shares of Common Stock of Parent from 75,000,000 to 125,000,000 (the "PARENT CERTIFICATE AMENDMENT") and (iv) has determined to recommend that the stockholders of Parent adopt and approve the issuance of shares of Common Stock of the Parent in the Merger and the Parent Certificate Amendment.

     D. The Board of Directors and sole stockholder of Merger Sub have approved the Merger.

     E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain employees of the Company have entered into Employment or Termination Agreements in substantially the forms attached hereto as Exhibit A-1, A-2 and A-3.

     F. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

     G. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the MBCL, Merger Sub shall be merged with and into the Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the relevant provisions of the MBCL (the "ARTICLES OF MERGER") (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Articles of Merger) being the "EFFECTIVE TIME") as soon as practicable after the satisfaction or waiver of
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the conditions set forth in Article VI. Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Articles of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the MBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the estate, property, rights, privileges, powers and franchises of the Company and Merger Sub and all of their property, real, personal and mixed, and all the debts on whatever account to any of them, as well as stock subscriptions and other choses in action belonging to any of them, shall be transferred to and vested in the Surviving Corporation without further act or deed, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Articles of Organization; Bylaws.

          (a) The Articles of Organization of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the Articles of Organization of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged). The purposes of the Surviving Corporation, the total number of shares and the par value of each class of stock which the Surviving Corporation is authorized to issue and the preferences, voting powers, qualifications and special or relative rights or privileges of each class or series of stock which the Surviving Corporation is authorized to issue shall be as set forth in the Articles of Organization of Merger Sub as in effect immediately prior to the Effective Time.

          (b) The Bylaws of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the Bylaws of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

     1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

          (a) Conversion of Company Common Stock. Each (i) share of Common Stock, $0.01 par value per share, of the Company (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c) and any Dissenting Shares (as defined in and to the extent provided in Section 1.7(a)) and (ii) stock purchase right granted under the Rights Agreement (as defined in Section 2.3 herein) outstanding immediately prior to the Effective Time (other than those attached to any shares of Common Stock to be canceled pursuant to Section 1.6(c) and to any Dissenting Shares), will be canceled and extinguished and automatically converted (subject to Sections 1.6(f) and (g)) into the right to receive
     0.72767 shares of the Common Stock, $0.01 par value per share, of Parent (the "PARENT COMMON STOCK") (subject to adjustment as provided in Section 1.6(b), the "EXCHANGE RATIO") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in
     Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

          (b) Adjustment to Exchange Ratio. In the event that (i) the net revenues of the Company determined in accordance with GAAP ("NET REVENUES"), (A) for the fiscal quarter ending June 30, 1998 ("COMPANY SECOND QUARTER REVENUES") are less than $9,000,000 and/or (B) for the two months ending August 31, 1998 ("COMPANY THIRD QUARTER REVENUES") are less than $4,900,000 if the Closing
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     occurs on or after August 31, 1998 (or, if the Closing occurs prior to
     August 31, 1998, Net Revenues for the month ending July 31, 1998 are less than $2,450,000) and/or (ii) the cash, cash equivalents and short- and long-term cash investments of the Company on June 30, 1998 determined in accordance with GAAP are less than $60,000,000, less any amounts paid as a result of Company employee terminations to which Parent consents pursuant to Section 4.1(t) ("PERMITTED SEVERANCES"), the Exchange Ratio shall be reduced to the amount obtained by dividing the number of Adjusted Merger Shares (as defined below) by 34,024,336. "ADJUSTED MERGER SHARES" shall mean a number of shares of Parent Common Stock equal to 24,758,452 minus a number of shares of Parent Common Stock obtained by dividing (A) (x) the amount by which Company Second Quarter Revenues plus the excess, if any, of Company Third Quarter Revenues over $4,900,000 if the Closing occurs on or after August 31, 1998 (or, if the Closing occurs prior to August 31, 1998, the excess, if any of Net Revenues for the month ending July 31, 1998 over $2,450,000) are less than $9,000,000, plus (y) the amount by which Company Third Quarter Revenues are less than $4,900,000 if the Closing occurs on or after August 31, 1998 (or, if the Closing occurs prior to August 31, 1998, the amount by which Net Revenues for the month ending July 31, 1998 are less than $2,450,000), plus (z) the amount by which the cash, cash equivalents and short- and long-term investments of the Company on June 30, 1998 determined in accordance with GAAP are less than $60,000,000 less any amounts paid as a result of Permitted Severances, by (B) the average of the closing prices for the Parent Common Stock as reported on the Nasdaq National Market for the twenty trading days ending on the third trading day prior to the Closing Date.

          (c) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by the Company, Merger Sub or Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (d) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding (i) under the Company's (A) 1987 Stock Option Plan, (B) 1997 Employee Equity Incentive Plan and (C) 1996 Executive Equity Incentive Plan, and (ii) as a result of the Company's assumption of options originally granted under the Firefox 1994 Share Option Scheme ("SCHEME OPTIONS") (the plans referred to in subsections (i) and (ii) above are collectively referred to herein as the "COMPANY STOCK OPTION PLANS") shall be deemed assumed by Parent in accordance with Section 5.8 hereof. Rights outstanding under the Company's 1994 Employee Stock Purchase Plan and Non-Qualified Stock Purchase Plan for Employees of Certain Subsidiaries (the "ESPPS") shall be treated as set forth in Section 5.8.

          (e) Capital Stock of Merger Sub. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Other Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to fully reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded up to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on The Nasdaq National Market ("NASDAQ").

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

          1.7  Dissenting Shares.

          (a) Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Company Common Stock who has demanded and perfected appraisal rights for such shares in accordance with the MBCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive Parent Common Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by the MBCL.

          (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Company Common Stock who demands appraisal of such shares under the MBCL shall effectively withdraw the right to appraisal pursuant to the MBCL, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, without interest thereon, upon surrender of the certificate representing such shares.

          (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the MBCL and received by the Company which relate to any such demand for appraisal and
     (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under the MBCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock or offer to settle or settle any such demands.

          1.8  Surrender of Certificates.

          (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

          (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall supply to the Exchange Agent for exchange in accordance with this Article I, certificates evidencing the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.8(d).

          (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.8(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.8(d). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.8(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.8(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common

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

     Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.8(d).

          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

          (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

          (f) No Liability. Notwithstanding anything to the contrary in this
     Section 1.8, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.9 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(g) and 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock converted into shares of Parent Common Stock pursuant to Section 1.6(a), and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.8(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.11  Tax Consequences and Accounting.

          (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

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

          (b) It is intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

     1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations under or relating to this Agreement and the transactions contemplated hereby.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     The Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific Section of this Article II supplied by the Company to Parent dated as of the date hereof and certified by a duly authorized officer of the Company (the "COMPANY SCHEDULES"), as follows:

     2.1  Organization of Company.

          (a) The Company and each of its subsidiaries: (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to the Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

          (b) The Company has delivered to Parent a true and complete list of all of the Company's subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and the Company's equity interest therein.

          (c) The Company has delivered or made available to Parent a true and correct copy of the Amended and Restated Articles of Organization, as amended, and Amended and Restated Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Articles of Organization or bylaws or equivalent governing instruments.

     2.2 Company Capital Structure. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.01 par value per share, of which there were 34,024,336 shares issued and outstanding as of the date of this Agreement (excluding shares held in treasury of which there are none), and 5,000,000 shares of Preferred Stock, $0.01 par value per share, 500,000 shares of which have been designated as Junior Preferred Stock, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, except as set forth in the Company Schedules, and are not subject to preemptive rights created by statute, the Articles of Organization or bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. The Company or a wholly-owned subsidiary of the Company owns all of the outstanding shares of capital stock of each of its subsidiaries. As of the date of this Agreement, Company had reserved an aggregate of 10,576,885 shares of Company Common Stock, net of exercises, for issuance pursuant to the Company Stock Option Plans and the ESPPs. As of the date of this Agreement, there were options outstanding to purchase an aggregate of 6,146,598 shares of Company Common Stock pursuant to the Company Stock Option Plans. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Section 2.2 of the Company Schedules contains a list

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

for each person who held options to acquire shares of Company Common Stock as of the date of this Agreement, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement and indicates the extent of acceleration, if any.

     2.3  Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2 of this Agreement or Section 2.2 of the Company Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of the Company's equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities the Company owns free and clear of all claims and encumbrances, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2 of this Agreement, pursuant to the Rights Agreement (as defined below) or as set forth in Section 2.2 of the Company Schedules, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement or the Rights Agreement or the Company Schedules, there are no registration rights and there is no voting trust, proxy, rights plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. The Company has taken all necessary action so that no rights authorized or granted under the Rights Agreement dated as of December 1, 1995 between the Company and State Street Bank and Trust Company, as Rights Agent, as amended as of November 7, 1996 and February 27, 1998 and June 15, 1998 (the "RIGHTS AGREEMENT") shall become exercisable as a result of the execution of this Agreement, the Merger or any other transactions contemplated hereby.

     2.4  Authority.

          (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in each case only to the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders and the filing of the Articles of Merger pursuant to the MBCL. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Organization or bylaws of the Company or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company's stockholders as contemplated in
     Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) except as set forth in

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     Section 2.4 of the Company Schedules, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective assets are bound or affected. The Company Schedules list each consent, waiver and approval under any of the Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company or the Surviving Corporation as a result of the Merger.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.17) with the Securities and Exchange Commission (the "SEC") in accordance with, and other applicable requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the securities or antitrust laws of any foreign country, and (iv) such other governmental consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company and its subsidiaries, taken as a whole, or the Surviving Corporation or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

          2.5  SEC Filings; Company Financial Statements.

          (a) The Company has filed all forms, reports and documents required to be filed by Company with the SEC since December 31, 1995 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "COMPANY SEC REPORTS." As of their respective dates, the Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIALS"), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of the Company contained in Company SEC Reports as of March 31, 1998 is hereinafter referred to as the "COMPANY BALANCE SHEET." Except as disclosed in the Company Financials or Section 2.5(b) the Company Schedules, since the date of the Company Balance Sheet neither the Company nor any of its subsidiaries has incurred any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business or consistent with past practices or in connection with this Agreement.

          (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be so filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, except as set forth in the Company Schedules, there has not been: (i) any change in the financial condition, properties, assets, liabilities, business or operations of the Company or any of its subsidiaries which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, is inconsistent with past trends and has had, or can reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(b)) on the Company; (ii) any material contingent liability incurred by the Company or any of its subsidiaries as guarantor or surety with respect to the obligations of others; (iii) any material obligation or liability incurred by the Company or any of its subsidiaries other than in the ordinary course of business; (iv) any purchase or sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of the Company or any of its subsidiaries other than inventory in the ordinary course of business or in amounts that are not material to the Company and its subsidiaries or their businesses considered as a whole; (v) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its non-wholly owned subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company's capital stock or any other securities of the Company or its non-wholly owned subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities; (vi) any split, combination or reclassification of any of the Company's or any of its subsidiaries' capital stock; (vii) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits, any payment by the Company or any of its subsidiaries of any bonus, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement with any employee of the Company or any of its subsidiaries the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby; (viii) entry by the Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.9), other than licenses in the ordinary course of business, or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with the SEC; (ix) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or (x) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     2.7  Taxes.

          (a) For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other similar governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employ-ment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

          (b) All material federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed with any tax authority by or on behalf of the Company and each of its subsidiaries with respect to any taxable period ending on or before the Closing Date if due on or before the Closing Date (i) have been or will be filed on or before the applicable due date (including any extensions of such due date if properly obtained), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable legal requirements. All amounts shown on the Tax Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

          (c) The accruals and reserves for Taxes reflected in the Company Balance Sheet are adequate to cover all Taxes required to be accrued through the date thereof in accordance with GAAP. Each of the Company's subsidiaries will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from the date of this Agreement through the Closing Date.

          (d) Except as set forth in Section 2.7 of the Company Schedules, (i) since January 1, 1995, no Tax Return of the Company or any of its subsidiaries has been examined or audited by any applicable tax authority and (ii) no extension or waiver (other than the normal extension occurring by reason of an extension of time to file a Return) of the limitation period applicable to any such Returns has been granted (by the Company or any other person), and no such extension or waiver has been requested from the Company or any of its subsidiaries.

          (e) Except as set forth in Section 2.7 of the Company Schedules, no claim or legal proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to the Company or any of its subsidiaries in respect of any material Tax, and there are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company or any of its subsidiaries with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company or any of its subsidiaries and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of the Company or any of its subsidiaries except liens for current Taxes not yet due and payable. None of the Company or any of its subsidiaries has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of Company or any of its subsidiaries has been, and none of Company or any of its subsidiaries will be, required to include any adjustment in taxable income for any tax period (or any portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as the same are in effect as of the date of this Agreement as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

          (f) Except as set forth in Section 2.7 of the Company Schedules, there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of the Company or any of its subsidiaries that, considered individually or considered collectively with any other such agreement, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or
     Section 162 of the Code as a result of the transactions contemplated by this Agreement. Except as set forth in Section 2.7 of the Company Schedules, none of Company or any of its subsidiaries is a party to or bound by any tax indemnity agreement, tax sharing agreement or tax allocation agreement.

          (g) No person owns an interest in the Company with respect to which withholding is required because Treasury Regulation Section 1.1445-2(c)(2) is not applicable to the acquisition of such interest under Treasury Regulation Section 1.897-1(c)(2)(iii)(B) (relating to substantial amounts of non-publicly traded interests in publicly traded corporations).

     2.8  Title to Properties; Absence of Liens and Encumbrances.

          (a) Neither the Company nor any of its subsidiaries owns any real property. The Company Schedules list all material real property leases to which the Company or its subsidiaries are party and each amendment thereto. All such current leases are, to the knowledge of the Company, in full force and effect.

          (b) Each of the Company and its subsidiaries has good title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in their business, free and clear of any liens, pledges, charges, claims, security interests or other similar encumbrances ("LIENS"), except as reflected in the Company Financials and except for liens for Taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

     2.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

        "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated with: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing;
        (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Web addresses, sites and domain names; (ix) all documentation related to any of the foregoing; and (x) any similar or equivalent rights to any of the foregoing anywhere in the world.

        "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its wholly-owned subsidiaries.

        "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and
        (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

          (a) Section 2.9 of the Company Schedules lists all of the Registered Intellectual Property owned by, or filed in the name of, the Company and any of its subsidiaries (the "COMPANY REGISTERED INTELLECTUAL PROPERTY").

          (b) Except as set forth in the Company Schedules, each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

          (c) Except as set forth in the Company Schedules, the Company and its subsidiaries own and have good and exclusive title (sufficient for the conduct of their business as currently conducted) to, each material item of Company Intellectual Property free and clear of any Lien, and the Company or its subsidiaries are the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company and its subsidiaries, including the sale of any products or the provision of any services by the Company or any of its subsidiaries.

          (d) The Company or its subsidiaries own exclusively, and have good title to, all copyrighted works that the Company expressly purports to own.

          (e) To the extent that any material Intellectual Property has been developed or created by a third party for the Company or any of its subsidiaries that the Company purports to own, the Company and its subsidiaries have a written agreement with such third party with respect thereto and Company and its subsidiaries thereby either (i) have obtained ownership of, and are the exclusive owner of, or (ii) have obtained a license (sufficient for the conduct of their business as currently conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment to the fullest extent it is legally possible to do so.

          (f) Except as set forth in the Company Schedules, neither the Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party.

          (g) Section 2.9 of the Company Schedules lists all material contracts, licenses and agreements to which the Company or its subsidiaries are a party (i) with respect to the Company Intellectual Property licensed or transferred to any third party or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company or any of its subsidiaries, except in each case for (A) any nonexclusive software license granted by the Company or any of its subsidiaries to end-user customers where the form of the license, excluding standard immaterial deviations, has been provided to Parent's counsel or for standard "shrink-wrap" or "click-wrap" licenses or similar widely available commercial end-user licenses for software products and (B) non-exclusive reseller, distributor and OEM agreements entered into in the ordinary course of business where the form of such agreement, excluding standard immaterial deviations, has been provided to Parent's counsel. Section 2.9 of the Company Schedules lists any material agreements pursuant to which the Company or any of its subsidiaries have licensed Company Intellectual Property or products to any third party that differs in any material respect from its standard forms. Except as set forth in the Company Schedules, no person who has licensed Intellectual Property to the Company or any of its subsidiaries has ownership rights or license rights to improvements made by the Company or any of its subsidiaries in such Intellectual Property.

          (h) The contracts, licenses and agreements listed on Section 2.9 of the Company Schedules are, to the knowledge of the Company, in full force and effect. The consummation of the transactions contemplated by this Agreement will neither materially violate nor result in a material breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company and its subsidiaries are in material compliance with, and have not materially breached any term of such contracts, licenses and agreement and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in material compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Except as set forth in the Company Schedules, following the Closing Date, the Company will be permitted to exercise all of the Company's rights under the contracts, licenses and agreements listed on Section 2.9 of the Company Schedules to the same extent the Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or its subsidiaries would otherwise be required to pay.

          (i) To the Company's knowledge, the operation of the business of the Company as such business currently is conducted, including the Company's design, development, manufacture, marketing and sale of the products or services of the Company (including with respect to products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

          (j) The Company has not received notice from any third party that the operation of the business of Company or its subsidiaries or any act, product or service of the Company or its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

          (k) To the knowledge of the Company, no person has or is infringing or misappropriating any Company Intellectual Property.

          (l) The Company has taken reasonable steps to protect the Company's rights in the Company's confidential information and trade secrets or any trade secrets or confidential information of third parties provided to the Company, and, without limiting the foregoing, the Company has and uses all reasonable efforts to enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the forms provided to Parent and all current employees and all current and former contractors of the Company have executed such an agreement.

          (m) Except as set forth in the Company Schedules, all of the Company's products (including products currently under development) will record, store, process, calculate and present calendar dates jointly and severally, falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). Except as set forth in the Company Schedules, the Company's internal computer and technology products and systems are Year 2000 Compliant.

     2.10  Compliance; Permits; Restrictions.

          (a) Neither the Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or
     (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. Except as set forth in Section 2.10 of the Company Schedules, no investigation or review by any Governmental Entity is pending or, to the Company's knowledge, has been threatened in a writing delivered to the Company against the Company or any of its subsidiaries, nor, to the Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of the Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company as currently conducted.

          (b) The Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of the Company as currently conducted (collectively, the "COMPANY PERMITS"). The Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

     2.11 Litigation. Except as disclosed in the Company Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a material effect on the Company. No Governmental Entity has at any time challenged or questioned in a writing delivered to the Company the legal right of the Company to design, manufacture, offer or sell any of its products in the present manner or style thereof.

     2.12 GSA Audit. Except as disclosed in the Company Schedules, the Company has never been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "GOVERNMENT AUDIT"), to the Company's knowledge no Government Audit is threatened and in the event of such Government Audit, to the knowledge of the Company no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any material amounts paid or owed by any Governmental Entity pursuant to such government contract.

     2.13 Brokers' and Finders' Fees. Except for fees payable to Cowen & Company pursuant to an engagement letter dated January 12, 1998, a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.14  Employee Benefit Plans.

          (a) Definitions. With the exception of the definition of "AFFILIATE" set forth in Section 2.14(a)(i) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

             (i) "AFFILIATE" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

             (ii) "COMPANY EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement as to which the Company or any affiliate of the Company may have any liability providing for compensation, severance, retention termination pay, performance awards, stock or stock-related awards, material fringe benefits or other material employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including without limitation, each "EMPLOYEE BENEFIT PLAN," within the meaning of Section 3(3) of ERISA which is or has been in the past six years maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee, other than the International Employee Plans;

             (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

             (iv) "DOL" shall mean the Department of Labor;

             (v) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of the Company or any Affiliate;

             (vi) "EMPLOYEE AGREEMENT" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;

             (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

             (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

             (ix) "HIPAA" shall mean the Health Insurance Portability and Accountability Act of 1996, as amended;

             (x) "INTERNATIONAL EMPLOYEE PLAN" shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

             (xi) "IRS" shall mean the Internal Revenue Service; and

             (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation.

          (b) Schedule. Section 2.14 of the Company Schedules contains an accurate and complete list of each Company Employee Plan, International Employee Plan and each Employee Agreement involving payments by the Company or any of its subsidiaries of $50,000 or more per year (including all Employee Agreements with officers, directors and key employees of the Company). The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any commitment to do any of the foregoing.

          (c) Documents. The Company has provided or made available to Parent:
     (i) correct and complete copies of all documents embodying each International Employee Plan, Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereto; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) if the International Employee Plan or Company Employee Plan is funded, the most recent annual and periodic accounting of the International Employee Plan or Company Employee Plan assets; (iv) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) the most recent IRS determination, opinion, notification or advisory letter, and rulings relating to each Company Employee Plan, if any and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vi) all material written agreements and contracts relating to each International Employee Plan and Company Employee Plan, if any including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (viii) all COBRA and HIPAA forms and related notices; and (ix) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

          (d) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no knowledge of any material default or violation by any other party with respect to any Company Employee Plan and International Employee Plan, and each Company Employee Plan and International Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination; (iii) to the Company's knowledge, no "PROHIBITED

     TRANSACTION," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither the Company nor any Affiliate is subject to any material penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

          (e) Pension Plans. Neither the Company nor any of its subsidiaries now, nor have any of them ever, maintained, established, sponsored, participated in, or contributed to, any employee pension benefit plan (within the meaning of Section 3(2) of ERISA which is subject to Title IV of ERISA) or Section 412 of the Code.

          (f) Multiemployer Plans. At no time has the Company contributed to or been requested to contribute to any plan which is a multiemployer plan as defined in Section 3(37) of ERISA.

          (g) No Post-Employment Obligations. Except as set forth in the Company Schedules, no Company Employee Plan or International Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable law, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by law.

          (h) Neither the Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, HIPAA or any similar provisions of state, federal or foreign law applicable to its Employees.

          (i) Effect of Transaction. Except as set forth in the Company Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

          (j) Employment Matters. The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all material amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) except as set forth in the Company Schedules, is not liable for any material arrears of wages or any material taxes or penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as set forth in Section
     2.14 of the Company Schedules, there are no pending or, to the knowledge of the Company, threatened claims or actions against the Company under any worker's compensation policy or long-term disability policy. To the Company's knowledge, no employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity.

          (k) Labor. No work stoppage or labor strike against the Company is pending or, to the knowledge of the Company, threatened. The Company does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Section 2.14 of the Company Schedules, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

          (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

          (m) Change of Control Payments. Section 2.14(m) of the Company Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of the Company as a result of or in connection with the Merger.

          (n) Employee Notices. Except as set forth in Section 2.14 of the Company Schedules, the Company has not sent any notices or other communications (written or oral) to current employees of the Company that purport to require minimum notice or severance payments in the event of termination of employment without cause.

     2.15 Environmental Matters.

          (a) Hazardous Material. Except as would not result in material liability to the Company (in any individual case or in the aggregate), no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a "HAZARDOUS MATERIAL"), are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

          (b) Hazardous Materials Activities. Except as would not result in a material liability to the Company (in any individual case or in the aggregate), (i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

          (c) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted.

          (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending or, to the Company's knowledge, threatened by any Governmental Entity against the Company or any of its subsidiaries concerning any the Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.

     2.16 Agreements, Contracts and Commitments.

          (a) Except as otherwise set forth in Section 2.9 or 2.16 of the Company Schedules, neither the Company nor any of its subsidiaries is a party to or is bound by:

             (i) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products or technology in the ordinary course of business;

             (ii) any agreement, contract or commitment containing any covenant limiting in any respect the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

             (iii) any agreement, contract or commitment relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's subsidiaries;

             (iv) any agreement, contract or commitment to provide source code to any third party for any product or technology that is material to the Company and its subsidiaries taken as a whole;

             (v) any agreement, contract or commitment to license any third party to manufacture or reproduce any the Company product, service or technology except as a non-exclusive distributor, OEM or reseller (in the standard forms previously provided to counsel for Parent) entered into in the normal course of business;

             (vi) any lease of personal property having a value in excess of US$50,000 individually or US$100,000 in the aggregate;

             (vii) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of US$50,000 individually or US$100,000 in the aggregate;

             (viii) any dealer, distribution, joint marketing or development agreement under which agreement payments have been made to or by the Company since January 1, 1997 totaling at least $50,000 individually or (in the case of multiple agreements with one party) in the aggregate; or

             (ix) any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons.

     2.17 Statements; Proxy Statement/Prospectus. The information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company for inclusion in the joint proxy statement/prospectus to be sent to (a) the stockholders of Parent in connection with the meeting of Parent's stockholders to consider the approval of the issuance of the shares of Parent Common Stock in the Merger and the Parent Certificate Amendment (the "PARENT STOCKHOLDERS' MEETING") and (b) the stockholders of the Company in connection with the meeting of the Company's stockholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "COMPANY STOCKHOLDERS' MEETING") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "PROXY STATEMENT/PROSPECTUS") shall not, on the date the Proxy Statement/Prospectus is first mailed to Parent's stockholders and the Company's stockholders or at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders' Meeting and the Company Stockholders' Meeting which has become false or misleading. The Proxy Statement/ Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     2.18 Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Merger is fair to, and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger.

     2.19 Fairness Opinion. The Company's Board of Directors has received a written opinion from Cowen & Company dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to the Company's stockholders from a financial point of view and has delivered to Parent a copy of such opinion.

     2.20 Certain Transactions and Agreements. Except as set forth in the Company SEC Reports, since December 31, 1997, no event has occurred that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     2.21 Non-Applicability of Massachusetts Antitakeover Law. The Board of Directors of the Company has taken all actions so that any restrictions contained in the Massachusetts General Laws purporting to restrict transactions such as those contemplated by this Agreement, including Chapters 110C, 110D, 110E and 110F, will not be applicable to the Merger or the other transactions contemplated hereby.

     2.22 Customs; Export Controls. The Company has acted with reasonable care to properly value and classify, in accordance with applicable tariff laws, rules and regulations, all goods that the Company or any of its subsidiaries import into the United States or into any other country (the "IMPORTED GOODS"). To the Company's knowledge, there are currently no material claims pending against the Company by the U.S. Customs Service (or other foreign customs authorities) relating to the valuation, classification or marking of the Imported Goods. The Company has complied in all material respects with the requirements of all U.S. government export controls in the sale of its products.

     2.23 Pooling of Interests. To its knowledge, based on consultation with its independent accountants, neither the Company nor any of its directors, officers or stockholders has taken any action which would interfere with (i) Parent's ability to account for the Merger as a pooling of interests or (ii) Parent's, Surviving Corporation's or the Company's ability to continue to account for as a pooling of interests any past acquisition by the Company currently accounted for as a pooling of interests.

     2.24 Company Common Stockholder Approval. Adoption and approval of this Agreement and approval of the Merger requires the affirmative vote of a majority of the outstanding shares of Company Common Stock.

                                  ARTICLE III
                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company, jointly and severally, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to the Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "PARENT SCHEDULES"), as follows:

     3.1 Organization of Parent and Merger Sub.

          (a) Each of Parent and Merger Sub: (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

          (b) Parent has delivered or made available to the Company a true and correct copy of the Certificate of Incorporation and Bylaws of each of Parent and Merger Sub, each as amended to date, and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

     3.2 Parent and Merger Sub Capital Structure. The authorized capital stock of Parent consists of 75,000,000 shares of Common Stock, of which there were 44,206,595 shares issued and outstanding as of the date of this Agreement. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All outstanding shares of Parent Common Stock and shares of Common Stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the charter documents or Bylaws of Parent or Merger Sub or any agreement or document to which Parent or Merger Sub is a party or by which either of them is bound.

     3.3  Obligations With Respect to Capital Stock. Except as set forth in
Section 3.2 or in the Parent Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of Parent's equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Parent owns free and clear of all claims and encumbrances, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Parent or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2 or in the Parent Schedules, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Parent or any of its subsidiaries or obligating the Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, or other agreement or understanding to which the Parent is a party or by which it is bound with respect to any equity security of any class of the Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

     3.4  Authority.

          (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to approval of the issuance of shares of Parent Common Stock in the Merger and the Parent Certificate Amendment by Parent's stockholders and the filing of the Articles of Merger pursuant to the MBCL. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the charter documents or Bylaws of Parent or Merger Sub, (ii) subject to obtaining the approval of the issuance of shares of Parent Common Stock in the Merger by Parent's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent, any of its material subsidiaries as defined in the Parent SEC Reports or Merger Sub or by which any of their respective properties is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Parent, any of its material subsidiaries as defined in the Parent SEC Reports or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which Parent, any of its material subsidiaries as defined in the Parent SEC Reports or Merger Sub is a party or by which Parent, any of its material subsidiaries as defined in the Parent SEC Reports or Merger Sub or any of their respective properties are bound or affected.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "REGISTRATION STATEMENT"), including the Proxy Statement/Prospectus, with the SEC in accordance with the Securities Act and the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts,
     (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     3.5  SEC Filings; Parent Financial Statements.

          (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since December 31, 1995, and has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "PARENT SEC REPORTS." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "PARENT FINANCIALS"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto,
     (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent SEC Reports as of March 31, 1998, is hereinafter referred to as the "PARENT BALANCE SHEET."

     3.6 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been: (i) any Material Adverse Effect on Parent;
(ii) material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; (iii) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business; (iv) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock; (v) any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of the pre-existing stock option or purchase agreements; or (vi) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock.

     3.7 Statements; Proxy Statement/Prospectus. The information supplied by Parent for inclusion in the Registration Statement, including the Proxy Statement/Prospectus, shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to Parent's stockholders and the Company's stockholders or at the time of the Parent Stockholders' Meeting or the Company Stockholders' Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders' Meeting and the Company Stockholders' Meeting which has become false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

     3.8 Valid Issuance. The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement: (a) will be validly issued, fully paid and non assessable; and (b) will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by
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Rule 145 promulgated under the Securities Act and restrictions imposed under the
Affiliate Agreement signed by certain stockholders of the Company.

     3.9 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement, unanimously determined (i) that the issuance of shares of Parent Common Stock in the Merger is fair to, and in the best interests of Parent and its stockholders, (ii) to approve this Agreement, the Merger and the Parent Certificate Amendment and the other transactions contemplated by this Agreement, and (iii) to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the Merger and the Parent Certificate Amendment. The Board of Directors of Merger Sub and the sole stockholder of Merger Sub have approved the Merger.

     3.10 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any kind or entered into any agreements or arrangements with any person.

     3.11 Litigation. Except as disclosed in the Parent Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings to have a material effect on Parent. No Governmental Entity has at any time challenged or questioned in a writing delivered to Parent the legal right of Parent to design, manufacture, offer or sell any of its products in the present manner or style thereof.

     3.12 Brokers' and Finders' Fees. Except for fees payable to CIBC Oppenheimer & Co. pursuant to an engagement letter dated May 8, 1998, a copy of which has been provided to the Company, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.13 Reservation of Shares. Parent has reserved a sufficient number of shares of Parent Common Stock for issuance in the Merger and upon exercise of all options granted under the Company Stock Option Plans.

     3.14  Intellectual Property.

          (a) To Parent's knowledge, the operation of the business of Parent as such business currently is conducted, including Parent's design, development, manufacture, marketing and sale of the products or services of Parent (including with respect to products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

          (b) Parent has not received notice from any third party that the operation of the business of Parent or its subsidiaries or any act, product or service of Parent or its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

          (c) To the knowledge of Parent, no person has or is infringing or misappropriating any Parent Intellectual Property.

     3.15 Compliance. Neither Parent nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability. Except as set forth in Section 3.14 of the Parent Schedules, no investigation or review by any Governmental Entity is pending or, to Parent's knowledge, has been threatened in a writing delivered to Parent against Parent or any of its subsidiaries, nor, to Parent's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing the transactions contemplated by this Agreement.

     3.16 Parent Common Stockholder Approval. Approval of the issuance of shares of Parent Common Stock in the Merger requires the affirmative vote of a majority of the outstanding shares of Parent Common Stock present in person or represented by proxy at the Parent Stockholders Meeting and the approval of the Parent Certificate Amendment (as defined in Section 5.2) requires the affirmative vote of a majority of the outstanding shares of Parent Common Stock.

     3.17 Company Stock Ownership. Neither Parent nor any of its wholly-owned subsidiaries nor to Parent's knowledge any officer or director of the Company or any of its wholly-owned subsidiaries is the record or beneficial holder of any shares of Company Common Stock.

     3.18 Pooling of Interests. To its knowledge, based on consultation with its independent accountants, neither Parent nor any of its directors, officers or stockholders has taken any action which would interfere with Parent's ability to account for the Merger as a pooling of interests.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld), carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in material compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees, (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings and (iv) make reasonable efforts to retain and preserve the value of all office equipment, fixtures, and other assets (other than inventory held for sale) used in the conduct of the Company's business, except as otherwise permitted by subsection (j) of this Section. In addition, the Company will promptly notify Parent of any material event involving its business or operations.

     In addition, except as permitted or required by the terms of this Agreement, and except as provided in Section 4.1 of the Company Schedules, without the prior written consent of Parent (which consent shall not be unreasonably withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

          (c) Sell or otherwise transfer any Company Intellectual Property, enter into any license agreement with respect to the Company Intellectual Property with any third party other than the Company's standard forms of non-exclusive licenses, reseller, distribution or OEM agreements for the sale of the Company's products or otherwise in the ordinary course of business, or extend, amend or modify in any material adverse respect any rights to any Company Intellectual Property or other proprietary rights, or enter into grants to future patent rights;

          (d) Buy any Intellectual Property of a third party or enter into any license agreement with respect to the Intellectual Property of any third party for an acquisition or licence, the price for which exceeds $50,000 individually or in the aggregate, other than "shrink wrap", "click wrap" and similar widely available commercial end-user licenses;

          (e) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent;

          (f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries;

          (g) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of the Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, and
     (ii) shares of the Company Common Stock issuable to participants in the ESPPs consistent with the terms thereof;

          (h) Cause, permit or propose any amendments to its Articles of Organization, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

          (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic partnerships or alliances;

          (j) Sell, lease, license, encumber or otherwise dispose of any properties or assets, except as permitted by Section 4.1(c) and except sales in the ordinary course of business;

          (k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

          (l) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee in excess of $150,000 in the aggregate to persons and in amounts proposed by the Company and reasonably agreed to by Parent (it being understood that the Company shall have the right to pay such amount), or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

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

          (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business or in accordance with applicable contractual requirements;

          (n) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

          (o) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of the Company's products or products licensed by the Company other than non-exclusive agreements in the ordinary course of business;

          (p) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (q) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes in an amount in excess of $50,000 in the aggregate;

          (r) Commence any litigation or settle any litigation for an amount in excess of the greater of $50,000 in the aggregate or the amount reserved in respect thereof in the Company Balance Sheet, as set forth in Section 4.1(r) of the Company Schedules;

          (s) Take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV;

          (t) Terminate the employment of any employee of the Company other than for cause; or

          (u) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (t) above.

     4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Section 4.2 of the Parent Schedules, without the prior written consent of the Company (which consent shall not be unreasonably withheld), Parent shall not, and shall not permit any of its subsidiaries to, do any of the following:

          (a) take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests;

          (b) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, except that a wholly owned subsidiary of Parent may declare and pay a dividend to Parent except for the Parent Certificate Amendment;

          (c) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent or its subsidiaries, except repurchases of unvested shares at cost in connection with termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (d) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; or

          (e) agree in writing or otherwise to take any of the actions described in Section 4.2(a) through (d) above.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

          (a) As promptly as practicable after the execution of this Agreement, Parent and the Company will prepare, and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company will respond to any comments of the SEC, will use their respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Parent and the Company will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Parent and the Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Parent and the Company, as the case may be, such amendment or supplement.

          (b) The Proxy Statement/Prospectus will include the recommendation of the Board of Directors of Parent in favor of approval of the issuance of shares of Parent Common Stock in the Merger, the Parent Certificate Amendment and, subject to Section 5.2(c), the recommendation of the Board of Directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger.

     5.2  Meetings of Parent and Company Stockholders.

          (a) Promptly after the date hereof, Parent and the Company will take all action necessary in accordance with the laws of the respective states in which they are organized and their respective charter documents and Bylaws to convene the Parent Stockholders' Meeting and the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting on the issuance of shares of Parent Common Stock in the Merger and approving the Parent Certificate Amendment and voting upon this Agreement and the Merger, respectively. Parent and the Company shall use their respective reasonable best efforts to hold their respective stockholders' meeting on the same day and the same time. Parent and the Company, subject to Section 5.2(c), will use their commercially reasonable efforts to solicit from their respective stockholders proxies in favor of approval of the issuance of shares of Parent Common Stock in the Merger and the Parent Certificate Amendment and adoption and approval of this Agreement and the approval of the Merger, respectively, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of Nasdaq, their respective charter documents and Bylaws or the laws of the respective states in which they are organized to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent and the Company may adjourn or postpone the Parent

     Stockholders' Meeting and the Company Stockholders' Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Parent's stockholders and the Company's stockholders in advance of a vote on the issuance of shares of Parent Common Stock in the Merger and the Parent Certificate Amendment and the Merger and this Agreement, respectively, or, if as of the time for which the Parent Stockholders' Meeting and the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Parent Common Stock or the Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business at the Parent Stockholders' Meeting or the Company Stockholders' Meeting. Parent and the Company shall ensure that the Parent Stockholders' Meeting and the Company Stockholders' Meeting, respectively, are duly called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by the Parent and the Company in connection with the Parent Stockholders' Meeting and the Company Stockholders' Meeting, respectively, are solicited, in compliance with the laws of the respective states in which Parent and the Company are organized, their respective charter documents and Bylaws, the rules of Nasdaq and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to the Merger.

          (b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

          (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4, and (iii) the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company or any committee thereof to comply with its fiduciary obligations to the Company's stockholders under applicable law. Subject to applicable laws, nothing contained in this Section 5.2 shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement "SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of the Company's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of the Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the Company stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "SUPERIOR OFFER" if any financing required to consummate the transaction contemplated by such offer is not committed.

          (d) (i) The Board of Directors of Parent shall unanimously recommend that Parent's stockholders vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Certificate Amendment (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Parent has unanimously recommended that Parent's stockholders vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Certificate Amendment; and (iii) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the unanimous recommendation of the Board of Directors of Parent that Parent's stockholders vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Certificate Amendment. For purposes of this Agreement, said recommendation of Parent's Board of Directors shall be deemed to have been modified in a manner adverse to the Company if said recommendation shall no longer be unanimous.

     5.3  Confidentiality; Access to Information.

          (a) The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated as of April 17, 1998 (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

          (b) Access to Information. Each of Parent and the Company will afford the other and the other's accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as the other may reasonably request. No information or knowledge obtained by Parent or the Company in any investigation pursuant to this
     Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4  No Solicitation.

          (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the required vote of the Company's stockholders, this Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information, regarding the Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this
     Section 5.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company. In addition to the foregoing, the Company shall (i) provide Parent with at least 24 hours prior notice of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least two (2) days prior written notice of a meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Offer.

          For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "GROUP" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "GROUP" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;
     (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 25% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

          (b) In addition to the obligations of the Company set forth in paragraph (a) of this Section 5.4, the Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which the Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which the Company reasonably believes would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     5.5 Public Disclosure. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or (except as otherwise required by law) an Acquisition Proposal and, except as may be required by law or any listing agreement with a national securities exchange, will not issue any such

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

press release or make any such public statement prior to such consultation. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.6  Reasonable Efforts; Notification.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

          (b) The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          (c) Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

     5.8  Stock Options and Employee Benefits.

          (a) Except as set forth in subsection (d) below, at the Effective Time, each outstanding option to purchase shares of the Company Common Stock (each a "THE COMPANY STOCK OPTION") under the Company Stock Option Plans, whether or not exercisable, will be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan and option certificate immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), subject to the provisions of subsection (b) below in the case of Scheme Options except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of the Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of options assumed by Parent pursuant to this Section. As soon as practicable after the Effective Time, Parent shall deliver to each holder of a Company Stock Option an appropriate notice setting forth such holder's rights pursuant thereto.

          (b) Any such assumption and conversion of a Scheme Option shall be subject to the written agreement of each holder of such Scheme Option to such assumption. In the event that holder does not consent to such written agreement, Scheme Options will become exercisable in full for a six-month period beginning at the Effective Time for the same number of shares of Parent Common Stock as calculated pursuant to subsection (a) above, at the same exercise price as calculated pursuant to subsection (a) above. At the end of such six-month period, any Scheme Options which have not been so converted and assumed or exercised will terminate.

          (c) It is intended that the Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent the Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

          (d) Rights outstanding under the ESPPs shall be treated in a manner reasonably acceptable to Parent and the Company.

     5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options within 5 days after the Effective Time and shall use its reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

     5.10  Indemnification.

          (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and the Indemnified Parties (as defined below) and any indemnification provisions under the Company's Articles of Organization or Bylaws as in effect on the date hereof. The Articles of Organization and Bylaws of the Surviving Corporation and its subsidiaries will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Organization and Bylaws of the Company and its subsidiaries as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would adversely affect the rights

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

     thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company and its subsidiaries, unless such modification is required by law.

          (b) For a period of four years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (the "Indemnified Parties") on terms comparable to those applicable as of the date of this Agreement to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 125% of such annual premium); provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the coverage available for such amount.

          (c) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties. In the event that Parent or Surviving Corporation or any of their successors or assigns (i) consolidates or merges into any other person or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) assume the obligations of Parent and the Surviving Corporation set forth in this Section.

     5.11 Nasdaq Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger and the assumption of the Company Stock Options, upon official notice of issuance.

     5.12 Regulatory Filings; Reasonable Efforts. As soon as is reasonably practicable, the Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

     5.13 Affiliate Agreements. The Company shall use all reasonable efforts to obtain and deliver to Parent at the Closing the Affiliate Agreements in the form of Exhibit B-2, executed by the individuals identified on Exhibit B-1 and Parent shall use all reasonable efforts to obtain the Affiliate Agreement in the form of Exhibit C, executed by persons who are in Parent's reasonable judgment "affiliates" of Parent.

     5.14 Rights Agreement Amendment. The Company shall use all reasonable efforts to amend the Rights Agreement to prevent the execution of this Agreement, the Merger or any transactions contemplated hereby from triggering the exercisability of the rights authorized or granted thereunder.

     5.15 Reorganization Treatment. None of Parent, Merger Sub or the Company shall take any action which could reasonably be expected to cause the Merger to fail to qualify prevent the Merger from qualifying, as a reorganization under
Section 368(a) of the Code.

     5.16 Monthly Financial Statements. Parent and the Company shall supply each other with a monthly unaudited consolidated statement of operations and balance sheet within 15 days of the end of each calendar month.

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

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) Parent and the Company Stockholder Approval. The issuance of shares of Parent Common Stock in the Merger and the Parent Certificate Amendment shall have been duly approved by the requisite vote under applicable law and rules of the National Association of Securities Dealers, Inc. by the stockholders of Parent and this Agreement shall have been approved and adopted and the Merger shall have been duly approved by the requisite vote under applicable law by the stockholders of the Company.

          (b) Registration Statement Effective; Proxy Statement/Prospectus. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) Tax Opinions. Parent and the Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Ropes & Gray, respectively), in form and substance reasonably satisfactory to each of them, to the effect that the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

          (e) Listing of Shares of Parent Common Stock. The shares of Parent Common Stock to be issued in the Merger shall have been approved, upon official notice of issuance, for quotation on the Nasdaq National Market.

     6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (A) for changes contemplated by this Agreement, (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respects as of such particular date) or (C) where the failure to be true and correct would not have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties (x) all qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Parent Schedules made or purported to have been made after the date of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct on in all material respects and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) for changes contemplated by this Agreement, (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respects as of such particular date) or (C) where the failure to be true and correct would not have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties (x) all qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Company Schedules made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement.

          (d) Employment and Noncompetition Agreements. The persons set forth on Exhibit C-1 hereto shall have entered into Employment and Noncompetition Agreements substantially in the form attached hereto as Exhibit C-2 and such agreements shall be in full force and effect.

          (e) Consents. The Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(e).

          (f) Affiliate Agreements. The persons set forth on Exhibit B-1 hereto shall have entered into Company Affiliate Agreements substantially in the form attached hereto as Exhibit B-2 and such agreements shall be in full force and effect.

          (g) Dissenting Shares. Fewer than 2% of the outstanding shares of Company Common Stock shall be Dissenting Shares.

          (h) Amendment of Rights Agreement. The Rights Agreement shall have been effectively amended by the parties thereto in order to prevent the execution of this Agreement, the Merger or any other transactions contemplated hereby from triggering the exercisability of the rights granted or authorized thereunder.

          (i) Opinion of Accountants. Parent shall have received letters from each of Arthur Andersen LLP and Coopers & Lybrand L.L.P., respectively, dated within two (2) business days prior to the effective date of the Proxy Statement/Prospectus and dated as of the Closing Date, regarding that firm's

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

     concurrence with Parent's management's and Company's management's conclusions as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

          (j) Opinion of Counsel. Parent, Coopers & Lybrand LLP and Arthur Anderson LLP shall have received a reasoned opinion of counsel to the Company with respect to the affiliate status of certain Company stockholders.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or, except as specified below, after the requisite approvals of the stockholders of the Company or Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 1998 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either Parent or the Company if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either Parent or the Company if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholders' Meeting or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement);

          (e) by either Parent or the Company if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholders' Meeting or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach by Parent of this Agreement);

          (f) by Parent or the Company (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of Parent and the Company) if a Triggering Event (as defined below) shall have occurred; provided that the right of the Company under this Section 7.1(f) shall not be exercisable until the date that is one hundred twenty (120) days after the date of this Agreement.

          (g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(g) for fifteen days after delivery of written notice from the Company to Parent of such
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

     breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach throughout such fifteen day period (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Parent is cured during such fifteen day period); or

          (h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) for fifteen days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach throughout such fifteen day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such breach by the Company is cured during such fifteen day period).

     For the purposes of this Agreement, a "TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of the adoption and approval of this Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of the Company in favor of the adoption and approval of this Agreement and the approval of the Merger; (iii) the Board of Directors of the Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger within five (5) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of the Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

     7.3  Fees and Expenses.

          (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

          (b) Payments. In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d) or (f) or by the Company pursuant to Section 7.1(e), the Company or the Parent, as the case may be shall promptly, but in no event later than two business days after the date of such termination, pay the other party a fee equal to $3,100,000 in immediately available funds (the "TERMINATION FEE"). The parties acknowledge that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the amounts set forth in this Section 7.3(b), the non-paying party shall pay to the other party its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this
     Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

          (c) Payment of the amounts described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive termination of this Agreement or the Effective Time shall so survive.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by nationally recognized overnight commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice by such party):

          (a)  if to Parent or Merger Sub, to:

            NetManage, Inc.
            10725 North DeAnza Boulevard
            Cupertino, California 95014
            Attention: Zvi Alon, President
            Telephone No.: (408) 973-7171
            Telecopy No.: (408) 257-6405

            with a copy to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            650 Page Mill Road

               Palo Alto, California 94304-1050
               Attention: David J. Segre, Esq.
                       Daniel R. Mitz, Esq.
            Telephone No.: (650) 493-9300
            Telecopy No.: (650) 493-6811

          (b)  if to the Company, to:

            FTP Software, Inc.
            2 High Street
            North Andover, Massachusetts 01845
            Attention: Glenn C. Hazard, President and
                       Chief Executive Officer
            Telephone No.: (978) 685-4000
            Telecopy No.: (978) 684-6116

            with a copy to:

            Ropes & Gray
            One International Place
            Boston, MA 02110
            Attention: David B. Walek, Esq.
            Telephone No.: (617) 951-7388
            Telecopy No.: (617) 951-7050

     8.3  Interpretation.

          (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "WITHOUT LIMITATION." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

          (b) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole. A Material Adverse Effect shall be deemed to have occurred with respect to the Company if, among other things: (i) Company Second Quarter Revenues (together with the excess, if any, of (A) Company Third Quarter Revenues over $3,500,000 (if the Closing occurs on or after August 31, 1998) or (B) Net Revenues of the Company for the month ending July 31, 1998 over $1,750,000 (if the Closing occurs prior to August 31,
     1998)) are less than $7,500,000 or (ii) Company Third Quarter Revenues are less than $3,500,000 (if the Closing occurs on or after August 31, 1998) (or, if the Closing occurs prior to August 31, 1998, Net Revenues of the Company for the month ending July 31, 1998 are less than $1,750,000) (each of (i) and (ii) a "COMPANY NET REVENUE THRESHOLD"). A Material Adverse Effect shall be deemed to have occurred with respect to Parent if, among other things, (A) Net Revenues of Parent for the fiscal quarter ending June 30, 1998 (together with the excess, if any, of (1) Net Revenues of Parent for the two months ending August 31, 1998 ("PARENT THIRD QUARTER REVENUES") over $5,500,000 (if the Closing occurs on or after August 31, 1998) or (2) Net Revenues of Parent for the month ending July 31, 1998 over $2,750,000 (if the Closing occurs prior to August 31, 1998)) are less than $11,250,000 or (B) Parent Third Quarter Revenues are less than $5,500,000 (if the Closing occurs on or after August 31, 1998) (or, if the Closing occurs prior to August 31, 1998, Net Revenues of Parent for the month ending July 31, 1998 are less than $2,750,000) (each of (A) and (B), a "PARENT NET REVENUE THRESHOLD"). For purposes of this Agreement, the determination of whether a Material Adverse Effect with respect to the Company or Parent shall have occurred, in the event that each of the Company Net Revenue Thresholds or Parent Net Revenue Thresholds, as the case may be, are satisfied, shall not take into account the Net Revenues of the Company or the Net Revenues of Parent, as the case may be, for such periods. However, for avoidance of doubt, if the Company or Parent achieves the Company Net Revenue Thresholds or Parent Net Revenue Threshold, as the case may be, a Material Adverse Effect may occur if changes, events, violations, inaccuracies, circumstances or effects other than a failure to meet each Company Net Revenue Threshold or Parent Net Revenue Threshold, as the case may be, shall exist. In addition, for purposes of this Agreement, if each of the Company Net Revenue Thresholds or Parent Net Revenue Thresholds, as the case may be, are satisfied, a Material Adverse Effect with respect to the Company or Parent, as the case may be, shall not be deemed to have occurred if such change, event, violation, inaccuracy, circumstance or effect is directly attributable and consistent with trends affecting such party's business, results of operations and financial condition on and as of March 31, 1998; provided, however, that in any dispute, the party asserting that any of the foregoing is "directly attributable" to trends affecting the Company's or Parent's business, results of operations or financial condition on and as of March 31, 1998 shall have the burden of proof of such assertion by a preponderance of the evidence.

          (c) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.10 (which is intended to be for the Indemnified Parties and may be enforced by each such person).

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Northern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                   * * * * *

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                                      NETMANAGE, INC.

                                                      By:     /s/ ZVI ALON
                                                              -------------------------------------------

                                                      Title:  President

                                                      FTP SOFTWARE, INC., a Massachusetts corporation

[Seal]                                                By:     /s/ GLENN C. HAZARD
                                                              -------------------------------------------

                                                              President

                                                      By:     /s/ JAMES A. THOLEN
                                                              -------------------------------------------

                                                              Assistant Treasurer

                                                      AMANDA ACQUISITION CORP., a Massachusetts
                                                      corporation

[Seal]                                                By:     /s/ ZVI ALON
                                                              -------------------------------------------

                                                              President

                                                      By:     /s/ GARY R. ANDERSON
                                                              -------------------------------------------

                                                              Treasurer

                    * * * * REORGANIZATION AGREEMENT * * * *

                                                                       ANNEX B-1
LOGO
                                                           CIBC OPPENHEIMER
                                                           CORP.
                                                           2420 Sand Hill Road
                                                           Suite 300
                                                           Menlo Park,
                                                           California 94025
                                                           Tel: 650-234-2400
                                                           Tel: 888-234-9001
     A CIBC WORLD MARKETS COMPANY

June 12, 1998

The Board of Directors
NetManage, Inc.
10725 North De Anza Boulevard
Cupertino, CA 95014

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the existing holders of common stock of NetManage, Inc. ("NetManage"), of the consideration to be paid by NetManage pursuant to the terms of the Agreement and Plan of Reorganization, dated June 15, 1998 among NetManage, a Delaware corporation ('Parent"), FTP Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and FTP Software, Inc. ("FTP"), a Massachusetts corporation (the "Agreement"). Pursuant to the Agreement the Merger Sub shall be merged with and into FTP (the "Merger") such that the separate corporate existence of Merger Sub shall cease and FTP shall continue as the surviving corporation. In the Merger, each share of Common Stock, $0.01 par value per share, of FTP will be converted into the right to receive 0.72767 shares, subject to certain adjustments as described in the Agreement, of the Common Stock, $0.01 par value per share, of NetManage.

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors, and other representatives and advisors of FTP and of NetManage concerning the business, operations and prospects of FTP and NetManage. We visited certain facilities operated by NetManage. We examined certain business and financial information relating to FTP and NetManage as well as certain financial forecasts and other data, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger, which were provided to us by the senior managements of FTP and NetManage. We reviewed the financial terms set forth in the Agreement in relation to, among other things, current and historical market prices and trading volumes of the NetManage and FTP common stock, and FTP's and NetManage's historical and projected earnings. We reviewed, to the extent publicly available, the financial terms of certain other transactions recently completed that may be considered generally comparable to the transaction set forth in the Agreement. We also analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations may be considered generally comparable to those of FTP and NetManage. We also evaluated the potential pro forma impact of the Merger on NetManage. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed necessary to arrive at our opinion.

In rendering our opinion, we have assumed and relied upon, without independent verification or investigation, the accuracy and completeness of all financial and other information furnished to us or otherwise discussed with us by the managements of FTP and NetManage, in addition to public information otherwise available to us. With respect to financial forecasts and other information so provided or otherwise discussed with us, we assumed, at the direction of FTP and NetManage, without independent investigation or verification, that such forecasts and other information were reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the managements of FTP and NetManage as to the expected future financial performance of FTP and NetManage. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of FTP or NetManage nor have we made physical inspection of all of the properties or assets of FTP or NetManage. Our opinion is necessarily

                                      B-1-1
based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date thereof. It should be understood that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm the opinion.

CIBC Oppenheimer Corp. ("CIBC Oppenheimer") was engaged to render financial advisory services to NetManage in connection with the activities leading up to the Merger set forth in the Agreement. CIBC Oppenheimer will receive a fee for its services that includes the delivery of this opinion. CIBC Oppenheimer has performed investment banking services for NetManage in the past and has been compensated for such services. In the ordinary course of business, CIBC Oppenheimer and its affiliates may actively trade the securities of NetManage and FTP for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our advisory services and the opinion expressed herein are rendered exclusively for the Board of Directors of NetManage for use in its evaluation of the proposed Agreement. They do not constitute a recommendation to any stockholder of NetManage and may not be relied upon by any other person, entity or affiliate of NetManage. Further, our opinion may not be published or otherwise used or referred to, in whole or in part, nor shall any public reference to CIBC Oppenheimer be made without our prior written consent; provided that this opinion may be included in its entirety in the Form S-4 Registration Statement that will be filed by NetManage with the Securities and Exchange Commission with respect to the Merger contemplated by the Agreement and the transactions related thereto.

As part of our investment banking business, we are regularly engaged in valuations of business and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

Based upon and subject to the foregoing, and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio, pursuant to the Agreement, is fair, from a financial point of view, to the existing holders of NetManage Common Stock.

Very truly yours,

    /s/ CIBC OPPENHEIMER CORP.
--------------------------------------
CIBC Oppenheimer Corp.

                                      B-1-2

                                                                       ANNEX B-2

                        [LETTERHEAD OF COWEN & COMPANY]

June 12, 1998

Board of Directors
FTP Software, Inc.
Two High Street
North Andover, MA 01845

Ladies and Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.01 per share ("Company Common Stock") of FTP Software, Inc. (the "Company"), of the terms of the Transaction (as hereinafter defined) with NetManage, Inc. (the "Purchaser"). For the purposes of this opinion, the "Transaction" means the transaction described below pursuant to that certain draft Agreement and Plan of Reorganization among the Company, the Purchaser and Amanda Acquisition Corp., a wholly owned subsidiary of the Purchaser ("Acquisition Corp."), dated June 9, 1998 (the "Agreement").

As more specifically set forth in the Agreement, and subject to certain terms and conditions thereof, the Purchaser has agreed to acquire the Company through a merger of Acquisition Corp. with and into the Company, with the surviving corporation to be a wholly owned subsidiary of the Purchaser (the "Merger"). In the Merger each then outstanding share of Company Common Stock will be converted into 0.72767 shares (the "Exchange Ratio") of common stock, $.01 par value, of the Purchaser ("Purchaser Common Stock") subject to certain adjustments as set forth in the Agreement. In addition, each outstanding option to purchase shares of Company Common Stock will be exercisable, if and when vested, on equivalent terms to purchase shares of Purchaser Common Stock based on the Exchange Ratio. Consummation of the Merger on the foregoing terms will be subject to the approval of both the holders of shares of Company Common Stock and the holders of shares of Purchaser Common Stock. In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.

In arriving at our opinion, Cowen has, among other things:

          (1) reviewed the Agreement;

          (2) reviewed the Company's consolidated financial statements for the quarter ended March 31, 1998 and the fiscal years ended December 31, 1997, 1996, and 1995, certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Company;

          (3) reviewed the Purchaser's consolidated financial statements for the quarter ended March 31, 1998 and fiscal years ended December 31, 1997, 1996, and 1995, certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Purchaser;

          (4) held meetings and discussions with management and senior personnel of the Company and the Purchaser to discuss the business, operations, historical financial results and future prospects of the Company, the Purchaser and the pro forma combined company following the Transaction (the "Combined Company");

          (5) reviewed certain financial projections of the Company furnished to us by the management of the Company;

                                      B-2-1

          (6) reviewed certain financial projections of the Purchaser furnished to us by the management of the Purchaser;

          (7) reviewed certain financial projections of the Combined Company furnished to us by management of the Company and the Purchaser;

          (8) reviewed the historical market prices and trading activity of the Company Common Stock during the past 6 months and compared those trading histories with those of the Purchaser and the Nasdaq Composite;

          (9) reviewed the valuation of the Company implied by the Transaction in comparison to the market multiples of other publicly traded companies we deemed relevant;

          (10) compared the valuation of the Company implied by the Transaction with the financial multiples used in selected acquisitions of other companies we deemed relevant;

          (11) reviewed the per share premium implied by the Transaction to the Company's historical stock prices and to premiums of stock prices paid in comparable transactions we deemed relevant;

          (12) performed a discounted cash flow analysis of the Company based on financial projections provided by management of the Company;

          (13) compared the Company's contribution to revenues of the Combined Company relative to the pro forma ownership percentage of the shareholders of the Company in the Combined Company;

          (14) analyzed the potential pro forma financial effects of the Transaction for fiscal years 1998 and 1999; and

          (15) conducted such other studies, analysis, inquiries and investigations we deemed appropriate.

At the request of the Company, Cowen solicited third party indications of interest in acquiring the Company.

On June 9, 1998, the closing price of the Company Common Stock in the last transaction reported by Nasdaq was $2.19 per share.

In rendering our opinion, we relied upon the Company's management and the Purchaser's management with respect to the accuracy and completeness of the financial and other information furnished to us as described above. We assumed, with your permission, that financial forecasts, projections and estimates of operating efficiencies and potential synergies reflected the best currently available estimates and judgments of the Company's management and the Purchaser's management as to the expected future financial performance of their respective entities and of the Combined Company. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company. With respect to all legal matters relating to the Company and the Purchaser, we have relied on the advice of legal counsel to the Company. We express no opinion with respect to such legal matters.

Our opinion is necessarily based on general economic, market financial and other conditions as they exist on, and can be evaluated as of, the date hereof, as well as the information currently available to us. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction. Our opinion does not imply any conclusion as to the likely trading range for the Purchaser Common Stock following consummation of the Transaction or otherwise, which may vary depending on numerous factors that generally influence the price of securities. Our opinion is limited to the fairness, from a financial point of view, of the terms of the Transaction. We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board of Directors of the Company to approve, or the Company's decision to consummate, the Transaction.

For purposes of rendering our opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party
                                      B-2-2
will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory or other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. In addition, we have also assumed that the Transaction will be treated for accounting purposes as a pooling of interests, and as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon the consummation of the Transaction. In the past, Cowen and its affiliates have provided financing services for the Company and have received fees for the rendering of these services. In addition, in the ordinary course of its business, Cowen trades the equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the financial terms of the Transaction are fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

/s/ ADELE MORRISETTE

Cowen & Company

                                      B-2-3

                                                                         ANNEX C

         SECTIONS 85 - 98 OF THE MASSACHUSETTS BUSINESS CORPORATION LAW

SEC. 85.  DISSENTING STOCKHOLDER; RIGHT TO DEMAND PAYMENT FOR STOCK; EXCEPTION

     A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

SEC. 86.  SECTIONS APPLICABLE TO APPRAISAL; PREREQUISITES

     If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

SEC. 87.  STATEMENT OF RIGHTS OF OBJECTING STOCKHOLDERS IN NOTICE OF MEETING;
FORM

     The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

     "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

SEC. 88.  NOTICE OF EFFECTIVENESS OF ACTION OBJECTED TO

     The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

SEC. 89.  DEMAND FOR PAYMENT; TIME FOR PAYMENT

     If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

SEC. 90.  DEMAND FOR DETERMINATION OF VALUE; BILL IN EQUITY; VENUE

     If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

SEC. 91.  PARTIES TO SUIT TO DETERMINE VALUE; SERVICE

     If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

SEC. 92.  DECREE DETERMINING VALUE AND ORDERING PAYMENT; VALUATION DATE

     After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

SEC. 93.  REFERENCE TO SPECIAL MASTER

     The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

SEC. 94.  NOTATION ON STOCK CERTIFICATES OF PENDENCY OF BILL

     On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

SEC. 95.  COSTS; INTEREST

     The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

SEC. 96.  DIVIDENDS AND VOTING RIGHTS AFTER DEMAND FOR PAYMENT

     Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

          (1) A bill shall not be filed within the time provided in section ninety;

          (2) A bill, if filed, shall be dismissed as to such stockholder; or

          (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

SEC. 97.  STATUS OF SHARES PAID FOR

     The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

SEC. 98.  EXCLUSIVE REMEDY; EXCEPTION

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Registrant also maintains a limited amount of director and officer insurance. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws, as amended, of the Registrant (the "Bylaws") provide that: (i) the Registrant is required to indemnify its directors, officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (iv) the Registrant is required to maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend such Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws as well as certain additional procedural protections. In addition, the indemnity agreements provide that officers and directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of
Section 16(b) of the Securities Exchange Act of 1934, as amended.

     The indemnification provisions in the Bylaws and the indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act of 1933, as amended.

     Pursuant to the Reorganization Agreement, the Registrant has agreed that, from and after the effective time of the Merger, it will, and it will cause FTP as the surviving corporation in the Merger to, fulfill and honor in all respects the obligations of FTP pursuant to each indemnification agreement in effect at the Effective Time between FTP and each person who is or was a director or officer of FTP at or prior to the Effective Time and indemnification provisions under FTP's articles of organization, as amended, or Bylaws as each is in effect on the date of the Reorganization Agreement (the persons to be indemnified pursuant to the agreements or provisions referred to in the foregoing clauses shall be referred to as the "FTP Indemnified Parties"). The Articles of Organization and Bylaws of FTP as the surviving corporation will contain provisions with respect to indemnification and exculpation from liability at least as favorable to the FTP Indemnified Parties as those contained in FTP's Articles of Organization and Bylaws on the date of the Reorganization Agreement, which provisions will not be modified, repealed or amended for a period of four years after the effective time in any manner that would adversely affect the rights of any FTP Indemnified Party, unless required by applicable law.

     Moreover, subject to certain limitations, the Registrant has agreed to cause FTP as the surviving corporation to maintain in effect, during the four year period commencing as of the effective time, a policy of directors' and officers' liability insurance for the benefit of each of the FTP Indemnified Parties providing coverage and containing terms no less advantageous to the FTP Indemnified Parties than the coverage and terms of FTP's existing policy of directors' and officers' liability insurance as of the date of the Reorganization Agreement, provided, however, that the Registrant shall not be required to expend in excess of 125% of the annual premium currently paid by FTP for such coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS

    EXHIBIT
    NUMBER                               EXHIBITS
    -------                              --------
     2.1       Composite Agreement and Plan of Reorganization dated as of
               June 15, 1998, among the Registrant, FTP Software, Inc.
               ("FTP") and Amanda Acquisition Corp., as amended on June 30,
               1998 and July 14, 1998 (Reference is made to Annex A to the
               Joint Proxy Statement/Prospectus, which is included in this
               Registration Statement).
     3.1       Composite Certificate of Incorporation of the Registrant.
     3.2       Form of Certificate of Amendment of Certificate of
               Incorporation of the Registrant.
     3.3       Bylaws of the Registrant.(1)
     4.1       Amended Stock Rights Agreement, among the Registrant and the parties named therein, dated as of March 12, 1993.(1)
     4.2       Form of Common Stock certificate of the Registrant.(1)
     5.1       Legal opinion of Wilson, Sonsini, Goodrich & Rosati,
               Professional Corporation regarding legality of the
               securities being registered.
     8.1       Tax opinion of Wilson, Sonsini, Goodrich & Rosati,
               Professional Corporation.
     8.2       Tax opinion of Ropes & Gray.
    10.1       Form of Indemnity Agreement entered into among the
               Registrant and its directors and officers.(1)
    10.2*      Registrant's 1992 Stock Option Plan, as amended, including forms of option agreements.(1)
    10.3*      Registrant's 1993 Non-Employee Directors Stock Option Plan,
               including forms of option agreements.(1)
    10.4*      Registrant's 1993 Employee Stock Purchase Plan, including
               form of offering document.(1)
    10.5       Lease between the Registrant and Stevens Creek Office Center
               Associates, dated as of November 30, 1992.(1)
    10.6       Lease between the Registrant and Beim & James Properties
               III, dated January 3, 1994.(2)
    10.7       Lease between the Registrant and Cupertino Industrial
               Associates, dated September 30, 1994.(3)
    10.8       Lease between the Registrant and the Flatley Company, dated
               January 30, 1995.(4)
    10.9       Lease between the Registrant and Cupertino Brown Investment, dated April 28, 1995.(5)
    10.10      Agreement between NetManage, Ltd., Elron Electronic
               Industries, Ltd., and NetVision, Ltd., dated July 1,
               1995.(5)
    21.1       Subsidiaries of the Registrant(6)
    23.1       Consent of Independent Public Accountants (Arthur Andersen
               LLP).
    23.2       Consent of PriceWaterhouseCoopers LLP.
    23.3       Consent of CIBC Oppenheimer Corp.
    23.4       Consent of Cowen & Company.

    EXHIBIT
    NUMBER                               EXHIBITS
    -------                              --------
    23.5       Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibits 5.1 and 8.1).
    23.6       Consent of Ropes & Gray (included in Exhibit 8.2).
    24.1       Power of Attorney (see page II-5).
    27.1       Financial Data Schedule.
    99.1       Form of proxy card for the Registrant's Special Meeting of
               Stockholders.
    99.2       Form of proxy card for FTP's Special Meeting of
               Stockholders.

---------------
(1) Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 33-66460) dated July 24, 1993, as amended, which became effective September 20, 1993.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 33-74364) dated January 24, 1994, as amended, which became effective February 10, 1994.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-Q for the quarter ended September 30, 1994.

(4) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-Q for the quarter ended March 31, 1995.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-K for the year ended December 31, 1995.

(6) Incorporated by reference to exhibit filed with Form 10-K for the year ended December 31, 1997.

 * Employee Benefit Plan in which executive officers or directors of the Registrant participate.

(b) FINANCIAL STATEMENT SCHEDULES

    See Index to Financial Statements at page F-1

(c) ITEM 4(B) REPORTS

    See Annexes B-1 and B-2 to the Joint Proxy Statement/Prospectus, which is included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

     (a) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Certificate of Incorporation, as amended, and the Bylaws, as amended, of the Registrant and the Delaware General Corporation Law, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, NetManage, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, County of Santa Clara, State of California, on the 14th day of July 1998.

                                          NETMANAGE, INC.

                                          By:         /s/ ZVI ALON

                                            ------------------------------------
                                                          Zvi Alon
                                              Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zvi Alon and Gary R. Anderson, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                    /s/ ZVI ALON                       Chairman of the Board,             July 14, 1998
-----------------------------------------------------  President and Chief Executive
                      Zvi Alon                         Officer (Principal Executive
                                                       Officer)

                /s/ GARY R. ANDERSON                   Chief Financial Officer, Senior    July 14, 1998
-----------------------------------------------------  Vice President, Finance and
                  Gary R. Anderson                     Secretary (Principal Financial
                                                       and Accounting Officer)

                   /s/ JOHN BOSCH                      Director                           July 14, 1998
-----------------------------------------------------
                     John Bosch

                   /s/ UZIA GALIL                      Director                           July 14, 1998
-----------------------------------------------------
                     Uzia Galil

             /s/ SHELLEY HARRISON, PH.D.               Director                           July 14, 1998
-----------------------------------------------------
               Shelley Harrison, Ph.D.

                 /s/ DARRELL MILLER                    Director                           July 14, 1998
-----------------------------------------------------
                   Darrell Miller

                /s/ ABRAHAM OSTROVSKY                  Director                           July 14, 1998
-----------------------------------------------------
                  Abraham Ostrovsky

                                    EXHIBITS

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
-------    ------------------------------------------------------------  ------------
 2.1       Composite Agreement and Plan of Reorganization dated as of
           June 15, 1998, among the Registrant, FTP Software, Inc.
           ("FTP") and Amanda Acquisition Corp., as amended on June 30,
           1998 and July 14, 1998 (Reference is made to Annex A to the
           Joint Proxy Statement/Prospectus, which is included in this
           Registration Statement).
 3.1       Composite Certificate of Incorporation of the Registrant.
 3.2       Form of Certificate of Amendment of Certificate of
           Incorporation of the Registrant.
 3.3       Bylaws of the Registrant.(1)
 4.1       Amended Stock Rights Agreement, among the Registrant and the parties named therein, dated as of March 12, 1993.(1)
 4.2       Form of Common Stock certificate of the Registrant.(1)
 5.1       Legal opinion of Wilson, Sonsini, Goodrich & Rosati,
           Professional Corporation regarding legality of the
           securities being registered.
 8.1       Tax opinion of Wilson, Sonsini, Goodrich & Rosati,
           Professional Corporation.
 8.2       Tax opinion of Ropes & Gray.
10.1       Form of Indemnity Agreement entered into among the
           Registrant and its directors and officers.(1)
10.2*      Registrant's 1992 Stock Option Plan, as amended, including forms of option agreements.(1)
10.3*      Registrant's 1993 Non-Employee Directors Stock Option Plan,
           including forms of option agreements.(1)
10.4*      Registrant's 1993 Employee Stock Purchase Plan, including
           form of offering document.(1)
10.5       Lease between the Registrant and Stevens Creek Office Center
           Associates, dated as of November 30, 1992.(1)
10.6       Lease between the Registrant and Beim & James Properties
           III, dated January 3, 1994.(2)
10.7       Lease between the Registrant and Cupertino Industrial
           Associates, dated September 30, 1994.(3)
10.8       Lease between the Registrant and the Flatley Company, dated
           January 30, 1995.(4)
10.9       Lease between the Registrant and Cupertino Brown Investment, dated April 28, 1995.(5)
10.10      Agreement between NetManage, Ltd., Elron Electronic
           Industries, Ltd., and NetVision, Ltd., dated July 1,
           1995.(5)
21.1       Subsidiaries of Registrant(6)
23.1       Consent of Independent Public Accountants (Arthur Andersen
           LLP).
23.2       Consent of PriceWaterhouseCoopers LLP.
23.3       Consent of CIBC Oppenheimer Corp.
23.4       Consent of Cowen & Company.

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
-------    ------------------------------------------------------------  ------------
23.5       Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibits 5.1 and 8.1).
23.6       Consent of Ropes & Gray (included in Exhibit 8.2).
24.1       Power of Attorney (see page II-5).
27.1       Financial Data Schedule.
99.1       Form of proxy card for the Registrant's Special Meeting of
           Stockholders.
99.2       Form of proxy card for FTP's Special Meeting of
           Stockholders.

---------------
(1) Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 33-66460) dated July 24, 1993, as amended, which became effective September 20, 1993.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 33-74364) dated January 24, 1994, as amended, which became effective February 10, 1994.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-Q for the quarter ended September 30, 1994.

(4) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-Q for the quarter ended March 31, 1995.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Form 10-K for the year ended December 31, 1995.

(6) Incorporated by reference to Exhibits filed with Registrant's Form 10-K for the year ended December 31, 1997.

 * Employee Benefit Plan in which executive officers or directors of the Registrant participate.